Form 10-K, Exhibit 13
period 1993-12-31
MCN CORP
filed 1994-03-08
CIK 837579

                                                                   EXHIBIT 13-1



                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
EARNINGS HIT RECORD HIGH -- MCN's earnings increased 27% in 1993 reaching record levels, as both its utility and nonutility businesses showed significantly improved results. Earnings increased $15.7 million ($.37 per share) from 1992. The record performance reflects in part the strategic direction discussed below. Earnings for 1992 increased $22 million ($.69 per share) from 1991. A summary of financial performance follows:

(Millions Except Per Share Amounts)                                    1993             1992             1991
                                                                      -----            -----            -----
Net Income
   Utility Services . . . . . . . . . . . . . . .                     $ 62.6           $49.4            $32.5
   Nonutility Services  . . . . . . . . . . . . .                       10.2             7.7              2.6
                                                                       ------          -----            -----
                                                                      $ 72.8           $57.1            $35.1
                                                                      -------          -----            -----
                                                                      -------          -----            -----
Earnings Per Share
   Utility Services . . . . . . . . . . . . . . .                     $ 2.13           $1.82            $1.31
   Nonutility Services  . . . . . . . . . . . . .                        .35             .29              .11
                                                                      ------           -----             ----
                                                                      $ 2.48           $2.11            $1.42
                                                                      -------          -----            -----
                                                                      -------          -----            -----

- -------------------------------------------------------------------------------

STRATEGIC DIRECTION - The natural gas industry is changing rapidly. With the recent restructuring of interstate pipeline services and the emergence of an open interstate market for natural gas, management foresees ample investment opportunities within the gas industry to significantly grow MCN. Accordingly, MCN's strategic direction is first, to grow the gas utility business through market expansion; second, to invest in a portfolio of gas-related projects including gas storage, gas cogeneration, gas production and gas gathering systems; and third, to pursue opportunities in gas technology and other areas of expertise.

REORGANIZATION OF GAS MARKETING BUSINESS - In June 1993, MCN consolidated its gas marketing activities by transferring its utility gas brokering business to nonutility services. The transfer was made in response to current market and regulatory developments. The financial and statistical segment information included herein is reported as though the combined gas marketing business was part of nonutility services for all periods presented.

EFFECT OF WEATHER ON GAS MARKETS AND EARNINGS

                                                                       1993             1992             1991
                                                                      -----            -----            -----
Percentage Colder (Warmer)
   than Normal  . . . . . . . . . . . . . . . . .                     (2.2)%           (3.7)%           (10.7)%
Increase (Decrease) from Normal in:
   Gas Markets (Bcf)  . . . . . . . . . . . . . .                     (4.3)           (10.2)           (17.1)
   Net Income (Millions)  . . . . . . . . . . . .                   $ (3.7)          $ (8.7)          $(13.3)
   Earnings Per Share . . . . . . . . . . . . . .                   $ (.13)          $ (.32)          $ (.54)

UTILITY SERVICES
UTILITY EARNINGS INCREASE 27% -  Utility services' 1993 earnings increased
$13.2 million ($.31 per share) as compared to 1992.   This improvement in
earnings is primarily due to lower operating expenses, which reflect a more focused effort to control costs, and higher gas sales as a result of colder weather. Similarly, earnings for 1992 were $16.9 million ($.51 per share) higher than 1991. The 1992 increase was due to higher gas sales and transportation deliveries resulting from colder weather and gas market expansion.

OPERATING REVENUES
Operating revenues for 1993 decreased $32.3 million as compared to 1992. The reduction reflects a lower underlying cost of gas, which was partially offset by a 1.2 billion cubic feet (Bcf) increase in gas sales and end user transportation deliveries, as subsequently discussed. Increases in gas markets and rates contributed to the $110.7 million increase in operating revenues in 1992 over 1991.

UTILITY SERVICES (in Millions)
                                                                      1993             1992             1991
                                                                    --------         --------         --------
Operating Revenues* . . . . . . . . . . . . . . .                  $1,119.2         $1,151.5         $1,040.8
                                                                   --------         --------         --------

Operating Expenses*
   Cost of Gas  . . . . . . . . . . . . . . . . .                     588.0            636.3            561.3
   Operation & Maintenance  . . . . . . . . . . .                     270.2            277.7            269.7
   Depreciation & Depletion . . . . . . . . . . .                      74.4             70.3             68.3
   Property & Other Taxes . . . . . . . . . . . .                      58.9             59.3             55.5
                                                                    --------         --------         --------
                                                                      991.5          1,043.6            954.8
                                                                   --------         --------         --------
Operating Income  . . . . . . . . . . . . . . . .                     127.7            107.9              86.0
                                                                   --------         --------          --------
Equity in Earnings (Loss) of
  Joint Ventures  . . . . . . . . . . . . . . . .                       1.8             (.8)              (1.1)
                                                                   --------        --------           --------
Other Income & (Deductions)*
   Interest Income  . . . . . . . . . . . . . . .                       4.1              6.6              3.9
   Interest on Long-term Debt . . . . . . . . . .                     (25.7)           (28.0)           (23.3)
   Other Interest Expense . . . . . . . . . . . .                      (8.0)            (8.2)           (11.8)
   Other  . . . . . . . . . . . . . . . . . . . .                      (6.0)            (2.4)            (3.3)
                                                                    --------         --------         --------
                                                                      (35.6)           (32.0)           (34.5)
                                                                    --------         --------         --------
Income Tax Provision  . . . . . . . . . . . . . .                       31.3             25.7             17.9
                                                                    --------         --------         --------
Net Income  . . . . . . . . . . . . . . . . . . .                   $   62.6         $   49.4         $   32.5
                                                                    --------         --------         --------
                                                                    --------         --------         --------

- -------------------------------------------------------------------------------

*Includes intercompany transactions (Note 11)

GAS MARKETS
MAJOR GAS MARKETS UP SLIGHTLY - Gas sales for 1993 increased by 2.3 Bcf due to the weather being colder than in 1992. Gas sales and end user transportation deliveries increased 20.2 Bcf in 1992 over 1991 also due to the effects of colder weather, market expansion and the cost advantage of natural gas as compared to alternative fuels, primarily coal.

   INTERMEDIATE TRANSPORTATION INCREASES 53% - Intermediate transportation volumes continue to rise, increasing by 97.1 Bcf in 1993 and by 78.5 Bcf in 1992. The increases are due primarily to additional volumes that are being transported for ANR Pipeline Company (ANR), Michigan gas producers and other shippers. The 25-mile Milford Loop pipeline, which began operations in January 1992, and the April 1993 start up of the Blue Lake gas storage project enables MichCon to transport gas for ANR under firm, long-term contracts. The increases are also due to the St. Clair River Pipeline connection to Ontario, Canada which allows MichCon to transport gas between the United States and Canada. Profit margins on intermediate transportation services are considerably less than margins on gas sales or for end user transportation markets.

UTILITY GAS MARKETS (in Bcf)
                                                                       1993             1992             1991
                                                                      -----            -----            -----
Gas Sales*  . . . . . . . . . . . . . . . . . . .                     205.4            203.1            192.8
End User Transportation . . . . . . . . . . . . .                     128.6            129.7            119.8
Intermediate Transportation*  . . . . . . . . . .                     281.1            184.0            105.5
                                                                      -----            -----            -----
                                                                      615.1            516.8            418.1
                                                                      -----            -----            -----
                                                                      -----            -----            -----

- -------------------------------------------------------------------------------

*Includes intercompany volumes

   There has been a significant increase in Michigan Antrim gas production over the past few years, resulting in a growing demand by gas producers and brokers for intermediate transportation services. Given the expected continued rise in demand, MichCon plans to undertake an expansion of its pipeline system.

RATE MATTERS
Over the past several years, MichCon has implemented a number of rate increases to recover higher operating costs and costs relating to low income customer assistance programs.

   In October 1993, MichCon received approval from the Michigan Public Service Commission (MPSC) in its general rate case to increase rates $15.7 million beginning in January 1994. The higher rates include $28.7 million for retiree health care benefits recognized under new accounting requirements and $8.1 million for higher depreciation rates. Additionally, the MPSC's decision lowered MichCon's allowed rate of return on common equity to 11.5%. Management believes that the rate increase, coupled with gas market expansion and cost management measures discussed below will allow MichCon to earn reasonable returns in future years.

   For the 1990-1993 period, MichCon had been operating under a comprehensive agreement which provided for an operating incentive plan that allowed for annual rate adjustments to recover the effects of inflation on operation & maintenance expenses based on changes in the Consumer Price Index. MichCon received an inflation related increase in rates of $4.9 million, effective January 1992.

   The comprehensive agreement also contained a performance incentive provision designed to adjust rates if weather-normalized earnings were above or below a specified range of return on common equity. Increased gas markets enabled MichCon to earn returns above the specified range in 1992 which resulted in a portion of these higher earnings being shared with customers. A provision for this sharing of earnings with customers was recorded in the fourth quarter of 1992, which reduced net income by $5.9 million.

   MichCon received MPSC approval to increase rates from March 1992 through February 1993 by $6.8 million to recover costs relating to the Michigan Department of Social Services (DSS) Heating Assistance Program. This program was extended through February 1994 with the MPSC approving new rates of $10.5 million. MichCon also received MPSC approval to extend $6 million of rates related to DSS uncollectible gas accounts from January through December 1993.

   The MPSC issued an order in September 1991 approving a two-phase rate increase relating to MichCon's Supply Realignment Plan. The first phase was a rate increase of $19.9 million effective in September 1991. The second phase was a $3.9 million rate increase that was implemented in November 1992.

OPERATING EXPENSES
Cost of gas sold decreased by $48.3 million in 1993 due to a reduction in the unit cost of gas sold. Reflecting lower fixed charges under MichCon's gas purchase contract with ANR, the cost of gas sold per thousand cubic feet decreased by $.24 or 8% in 1993. This reduction more than offset the effect on total gas costs of slightly higher sales volumes and higher prices for gas purchases tied to spot market rates. Cost of gas sold increased by $75 million in 1992 as compared to 1991 primarily due to higher sales volumes and a $.07 or 2% increase in the unit cost of gas.

   The Federal Energy Regulatory Commission (FERC) issued Order No. 636 in 1992 which required interstate pipeline companies, including ANR, to separate their pipeline sales service into its various service components. The order also allows interstate pipelines to recover their prudently incurred transition costs. ANR implemented its Order No. 636 restructuring in November 1993 and is expected to file its first transition cost recovery request with the FERC in the first quarter of 1994. If approved, ANR will allocate the costs to its pipeline customers over a three-year period. The amount of the costs to be allocated to MichCon is uncertain. Once the filing is made, MichCon will accrue its allocated portion which will be recorded as cost of gas. In addition, the MPSC has indicated such costs are recoverable from customers through the Gas Cost Recovery (GCR) mechanism. It is management's belief that there will be no material adverse effect on earnings.

   Operation & maintenance expenses decreased $7.5 million for 1993 as compared to 1992 as a result of management's continuing efforts to reduce operating costs which were intensified in an effort to provide services to customers at a lower cost. The 1992 increase of $8.0 million as compared to 1991 was due to higher labor and benefit costs, partially offset by lower expenses related to a heating assistance program and uncollectible accounts. In 1994 and future years, operation & maintenance expenses will reflect the recognition of higher postretirement benefit costs as a result of new accounting requirements (Note
8b). As previously mentioned, these costs will be recovered in rates beginning in January 1994.

   Additionally, operation & maintenance expenses in future years may be affected by investigation and remediation costs associated with several environmentally contaminated sites (Note 5b). Management anticipates that these costs will not materially affect earnings as such amounts are expected to be recoverable through utility rates.

   In February 1994, President Clinton submitted a proposed federal budget for the 1995 fiscal year. The proposal reflects a 50% reduction in funding for the Low-Income Home Energy Assistance Program (LIHEAP). LIHEAP currently provides approximately $78 million in heating assistance to 372,000 Michigan households through the DSS, with approximately 40% of the funds going to MichCon's customers. In recent years, proposed reductions to LIHEAP funding were defeated by Congress. The Company is working with legislators and others to maintain funding at current levels. If lower funding levels are approved, the Company will undertake efforts to minimize the impact on its customers and its earnings. The ultimate outcome of the proposal cannot be determined at this time.

   The increases in depreciation & depletion for 1993 and 1992 are due to higher plant balances, reflecting record capital expenditures of $390.1 million over the past three years. Depreciation & depletion expenses are expected to increase in future years due to higher planned capital investments and new depreciation rates authorized in MichCon's October 1993 MPSC rate order. The higher costs are not expected to materially affect earnings as these costs are reflected in the rate increase effective January 1994.

EQUITY IN EARNINGS OF JOINT VENTURES
Utility earnings from joint ventures increased for 1993 as compared to 1992 due to earnings from the Blue Lake gas storage project which began operations during 1993. MCN's 50% interest in the Blue Lake project is owned equally by utility and nonutility services. Joint venture losses in 1992 and 1991 are due to investments in community development real estate projects.

OTHER INCOME & DEDUCTIONS
Interest income decreased in 1993, but increased in 1992. The variances are due to interest received in 1992 on a refund of windfall profit taxes as well as a 1992 interest adjustment on MichCon's energy conservation programs.

   Interest on long-term debt decreased in 1993 due to lower financing costs resulting from the refinancing of $160.1 million of first mortgage bonds since September 1992. An additional $70 million of first mortgage bonds were issued in March 1992, resulting in higher interest expense for 1992.

   Other interest expense was lower for 1992 due to lower levels of pending customer refunds.

   Other income & deductions for 1993 reflect higher charitable contributions and the write-off of certain assets.

INCOME TAX PROVISION
Income taxes increased for 1993 and 1992 due to the statutory tax rate applied to higher earnings. The 1993 income taxes also reflect the enactment of the Omnibus Budget Reconciliation Act of 1993 which increased the corporate tax rate to 35% effective January 1993.

NONUTILITY SERVICES
NONUTILITY OPERATIONS CONTRIBUTE 14% TO MCN'S EARNINGS -- The nonutility businesses contributed significantly to MCN's consolidated 1993 results and are expected to make even larger contributions in future years. Nonutility earnings for 1993 increased $2.5 million ($.06 per share) compared to 1992. These results reflect increased contributions from new gas exploration & production activities and earnings from natural gas storage and gas processing joint ventures.

   Similarly, nonutility earnings for 1992 increased $5.1 million ($.18 per share) over 1991. This improvement was due to higher earnings from computer operations services and lower financing costs for 1992 due to reduced borrowings and more favorable interest rates.


NONUTILITY SERVICES (in Millions)
                                                                       1993             1992             1991
                                                                      ------           ------           ------
Operating Revenues*
   Gas Services . . . . . . . . . . . . . . . . .                    $301.5           $242.3           $193.3
   Computer Operations Services . . . . . . . . .                      74.4             67.7             62.4
                                                                      ------           ------           ------
                                                                      375.9            310.0            255.7
                                                                      ------           ------           ------
Operating Expenses*
   Gas Services . . . . . . . . . . . . . . . . .                     284.6            226.6            177.6
   Computer Operations Services . . . . . . . . .                      69.2             63.0             60.5
   Corporate & Gas Technology . . . . . . . . . .                       5.9              2.9              4.9
                                                                     ------           ------           ------
                                                                      359.7            292.5            243.0
                                                                     ------           ------           ------
Operating Income (Loss)
   Gas Services
     Gas Marketing & Cogeneration . . . . . . . .                       5.9              6.1              6.2
     Gas Gathering & Processing . . . . . . . . .                       8.9              9.6              9.5
     Exploration & Production . . . . . . . . . . .                     2.1                -                -
                                                                      ------           ------           ------
                                                                       16.9             15.7             15.7
   Computer Operations Services . . . . . . . . .                       5.2              4.7              1.9
   Corporate & Gas Technology . . . . . . . . . .                      (5.9)            (2.9)            (4.9)
                                                                      ------           ------           ------
                                                                       16.2             17.5             12.7
                                                                      ------           ------           ------
Equity in Earnings of
 Joint Ventures . . . . . . . . . . . . . . . . .                       5.9                -               .8
                                                                      ------           ------            ------
Other Income & (Deductions)*
  Interest Income . . . . . . . . . . . . . . . .                       1.4              1.3               .4
  Interest Expense  . . . . . . . . . . . . . . .                      (5.3)            (4.3)            (7.2)
  Minority Interest . . . . . . . . . . . . . . .                      (3.3)            (3.6)            (3.1)
  Other . . . . . . . . . . . . . . . . . . . . .                       (.1)              .1               .1
                                                                      ------           ------           ------
                                                                       (7.3)            (6.5)            (9.8)
                                                                      ------           ------           ------

Income Tax Provision  . . . . . . . . . . . . . .                       4.6              3.3              1.1
                                                                      ------           ------           ------

Net Income  . . . . . . . . . . . . . . . . . . .                    $ 10.2           $  7.7           $  2.6
                                                                     ------           ------           ------
                                                                     ------           ------           ------

- -------------------------------------------------------------------------------

*Includes intercompany transactions (Note 11)

GAS SERVICES
OPERATING INCOME INCREASES $1.2 MILLION -- Gas services' operating results for 1993 reflect earnings from the new gas exploration & production activities, partially offset by a slight earnings decline within the gas marketing and gas gathering businesses.

   Gas services' 1992 operating income remained unchanged as compared to 1991, in spite of higher operating revenues, due to lower margins on gas sales of the gas marketing business.

   Exploration & production operations provided $2.1 million of operating income during 1993 reflecting MCN's participation in several gas production projects, primarily for Antrim shale gas located in Michigan. MCN's gas marketing & cogeneration operations have purchased all of the Antrim shale gas produced by these projects under long-term contracts since production began in early 1993. These projects are expected to provide an attractive return due to the relatively low cost to drill each well and the federal gas production tax credits available. MCN's share of these gas production projects have produced approximately 2.3 Bcf of gas in 1993 which came from more than 330 producing wells. The production came primarily from the Antrim shale gas wells which generated $2.3 million of tax credits.

   Earnings from gas marketing & cogeneration operations declined $.2 million during 1993 in spite of higher operating revenues as a result of 10.6 Bcf of higher gas sales.

   The decline in operating income reflects lower margins on gas sales which were significantly impacted by a spike in spot market prices during the first half of 1993. A more comprehensive hedging program was subsequently implemented to minimize the effect on margins of fluctuations in gas prices. During the latter half of 1993, favorable margins were achieved due to the use of natural gas futures and options contracts. Gas marketing operations' gas sales increased 20.3 Bcf in 1992 as compared to 1991, resulting in significantly higher operating revenues. However, operating income declined slightly due to reduced margins.


NONUTILITY GAS MARKETS (in Bcf)
                                                                        1993             1992              1991
                                                                       ------           -----              ----
Gas Sales*  . . . . . . . . . . . . . . . . . . .                      122.9            112.3              92.0
Transportation  . . . . . . . . . . . . . . . . .                       21.8             25.4              25.3
                                                                       -----            -----             -----
                                                                       144.7            137.7             117.3
                                                                       -----            -----             -----

- -------------------------------------------------------------------------------

*Includes intercompany volumes

   Operating income from gas gathering & processing operations declined $.7 million during 1993 due to a 3.6 Bcf reduction in transportation deliveries. The decline reflects lower gas production from fields that are currently
connected to MCN's nonutility pipeline network.   The projected increase in
Michigan Antrim gas production in 1994, coupled with the gas gathering operations' available pipeline capacity, will provide additional opportunities to increase transportation services in future years. Contract negotiations are continuing with producers that will allow for new gas reserves to be connected to the pipeline network in 1994. In addition, a newly constructed 6.3 mile pipeline began operations in November 1993.

COMPUTER OPERATIONS SERVICES
OPERATING INCOME INCREASES 11% -- Computer operations services' operating income increased $.5 million during 1993 reflecting higher operating revenues primarily as a result of services to new customers in addition to increased usage by existing customers. Computer operations now services approximately 100 customers and its marketing strategy is to maintain a well diversified customer base by offering high quality, premium computer services. This strategy resulted in the addition of 10 new customers during 1993 representing $14 million in annual revenues. In addition, new revenues are being generated as the computer operations business expands the services it offers to customers. Management anticipates continued growth within computer operations services over the next several years given the industry's projected 16% annual growth.


   Operating income for 1992 increased $2.8 million compared to 1991 reflecting the growth in new customers and increased services to existing customers, coupled with improved operating efficiencies. This increase was partially offset by the loss of a large customer in mid-1992.

CORPORATE & GAS TECHNOLOGY
Corporate operations during 1993 reflect increased expenses incurred to develop new businesses.

   NEW GAS TECHNOLOGY PILOT PROGRAM LAUNCHED -- Gas technology operations during 1993 reflect costs incurred to convert 80 golf cars to operate on natural gas using adsorbed natural gas (ANG) technology developed by MCN. This technology utilizes a material that allows natural gas to be stored in containers at much lower pressures than conventional systems. MCN is seeking to join forces with other companies to manufacture a similar material in large quantities at marketable prices. The ANG technology may lead to a more viable natural gas alternative for fleet and personal transportation vehicles.

   Additionally, gas technology operations for 1993 and 1992 include costs related to other research and development activities. Operations for 1991 include a $1.3 million provision related to the restructuring of a business that marketed natural gas torch technology.

EQUITY IN EARNINGS OF JOINT VENTURES
Nonutility earnings from joint ventures increased $5.9 million in 1993 as compared to 1992 due to earnings from the Blue Lake gas storage project, which began operations in April 1993, and earnings from a gas processing project
reflecting a full year of operations in 1993.   Gas marketing & cogeneration
losses relate to the Ada cogeneration facility which, because of the structure of its electric sales rates, is not expected to show a profit until 1996. In spite of this, the facility generates a positive cash flow due to tax benefits related to the project. The increased loss in 1993 from other joint ventures is due to a reserve for the expected write-off of assets related to the natural gas torch business. Gas storage earnings in 1992 decreased compared to 1991 due to lower revenues as the result of renegotiated storage contracts.


EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES
(in Millions)                                                          1993             1992             1991
                                                                      ------           ------           ------
  Gas Storage . . . . . . . . . . . . . . . . . .                     $  6.2           $  1.2           $  2.2
  Gas Marketing & Cogeneration  . . . . . . . . .                       (1.4)            (1.5)            (1.3)
  Gas Gathering & Processing  . . . . . . . . . .                        2.1               .4                -
  Other . . . . . . . . . . . . . . . . . . . . .                       (1.0)             (.1)             (.1)
                                                                      ------           ------           ------
                                                                      $  5.9           $    -           $   .8
                                                                      ------           ------           ------
                                                                      ------           ------           ------


   MCN TARGETS NEW JOINT VENTURES -- In late 1993, MCN entered into three natural gas-related ventures. The investments are consistent with MCN's strategic direction of improving shareholder value by investing in gas-related projects that are expected to earn attractive returns.

   MCN is an equal partner in a partnership that will build, own and operate a 123 megawatt, $150 million natural gas-fueled cogeneration plant in Michigan. This facility is expected to begin commercially producing electricity and steam in late 1995. MCN will also supply the 9 Bcf of natural gas required annually to operate the plant.

   MCN has a 40% interest in a partnership recently formed to own and operate a $120 million, 42 Bcf underground natural gas storage field in southeastern Michigan. The project is expected to be operational in 1996.

   MCN is also a 40% partner in a newly formed Canadian partnership that markets and sells natural gas, primarily in Canada and the northeastern United States. The partnership is reaching new gas markets which have been opened by the restructuring of the natural gas industry.

OTHER INCOME & DEDUCTIONS
Other income & deductions for 1993 as compared to 1992 reflect higher interest costs on long-term debt due to increased borrowings required to finance capital investments in the nonutility operations. Other income & deductions for 1992 compared to 1991 reflect lower interest costs on long-term debt which was reduced by the proceeds received from the October 1992 and September 1991 common stock issuances. Interest costs were also affected by more favorable interest rates during 1992 and 1993.


INCOME TAX PROVISION
Income taxes for 1993 reflect higher earnings and the enactment of the Omnibus Budget Reconciliation Act of 1993 which increased the corporate tax rate to 35%, effective January 1993. The income tax provision for 1993 was favorably impacted by $2.3 million of federal gas production tax credits related to the gas exploration & production projects.

   Income taxes for 1992 and 1991 reflect the statutory tax rate applied to earnings for the respective periods.


CAPITAL RESOURCES AND LIQUIDITY
OPERATING ACTIVITIES
MCN's cash flow from operating activities totaled $110.1 million in 1993, an increase of $27.9 million from 1992. The increase is due primarily to higher net income, lower working capital requirements and additional deferred income taxes. The additional deferred income taxes relate primarily to the accounting for postretirement benefit costs (Note 8b).

   Cash flow from operating activities totaled $82.2 million in 1992 compared to $96.4 million in 1991. The decline reflects higher working capital requirements which was significantly offset by higher net income and additional deferred income taxes. The additional deferred income taxes relate to a GCR undercollection in 1992 compared to a GCR over collection in 1991.


CASH FLOW FROM OPERATING ACTIVITIES (in Millions)

                                                                       1993             1992             1991
                                                                      ------           ------           ------
Utility Services  . . . . . . . . . . . . . . . . . . .              $161.4           $144.0           $103.1
Nonutility Services . . . . . . . . . . . . . . . . . .                24.7             25.4             21.0
                                                                     ------           ------           ------
                                                                      186.1            169.4            124.1
Changes in Assets & Liabilities . . . . . . . . . . . .               (76.0)           (87.2)           (27.7)
                                                                     ------           ------           ------

Cash Flow from Operating Activities . . . . . . . . . .              $110.1            $ 82.2           $ 96.4
                                                                     ------            ------           ------
                                                                     ------            ------           ------

- -------------------------------------------------------------------------------

FINANCING ACTIVITIES
MCN issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. During the 1991-1993 period, MCN raised approximately $31.5 million from new shares of common stock issued pursuant to these plans. During 1994, MCN anticipates the issuance of new common stock pursuant to these plans generating about $14 million. MCN sold 2,200,000 and 2,070,000 shares of new common stock in public offerings in 1992 and 1991, respectively, generating net proceeds of $100.3 million. Proceeds from these common stock issuances were used to finance utility capital expenditures, for natural gas-related investments and to retire debt.

Utility Services
In September 1993, MichCon issued first mortgage bonds totaling $120 million. The proceeds were used to redeem approximately $74.9 million of its outstanding first mortgage bonds and for general corporate purposes. These redemptions allowed MichCon to lower its interest costs. Utility capital investments for 1994 are anticipated to be between $100 million and $200 million. In anticipation that a portion of these future capital requirements will require external financing, MichCon has shelf registrations on file with the Securities and Exchange Commission that allow for the issuance of up to an additional $110 million of first mortgage bonds. MichCon plans to issue additional first mortgage bonds in 1994. MichCon's capital requirements and general financial market conditions will affect the timing and amount of future debt issuances. MichCon's capitalization objective is to maintain a ratio of approximately 50% debt and 50% equity. Future long-term debt offerings are expected to carry MichCon's current debt rating of "A".

   MichCon issued $120 million and $40 million of first mortgage bonds in 1992 and 1991, respectively. The proceeds were used to finance capital expenditures, the permanent working capital requirements of the Supply Realignment Plan (Note 6a) and for scheduled maturities and sinking fund requirements of long-term debt. A portion of the proceeds was used to redeem $85.2 million of long-term debt in 1992, allowing MichCon to reduce interest costs.

   During the latter part of each year, utility operations generally incur short-term debt to finance increases in gas inventories and customer accounts receivable. The short-term debt is normally reduced in the first part of the year as gas inventories are depleted and funds are received from winter heating sales. To meet its seasonal short-term borrowing needs, MichCon normally issues commercial paper which is backed by credit lines with several banks. MichCon has established credit lines of up to $325 million through April 1994 and then decreasing to $125 million through August 1994. Commercial paper of $260.3 million was outstanding at December 31, 1993.

Nonutility Services
In order to finance nonutility capital investments, MCN and MCN Investment maintain a joint unsecured, revolving credit facility that allows for borrowings of up to $150 million through August 1996. At December 31, 1993, borrowings outstanding under the facility totaled $71 million.

   In 1993, MCN Investment established a short-term credit line through September 1994 which allows for borrowings of up to $65 million to finance the working capital requirements of the reorganized gas marketing operations.
Funds under the credit line are required by gas marketing operations to finance increases in natural gas inventories during the summer and fall. Borrowings will be repaid as sales are made from inventory during the winter months. At December 31, 1993, MCN Investment had $20 million outstanding on its short-term credit line.

   In 1992, MCN Investment completed the private placement of $30 million of senior notes. The proceeds were used to finance nonutility capital expenditures and repay existing debt.

   During 1991, Saginaw Bay Pipeline Company obtained a $26.4 million project loan to permanently finance its 66% share of the Saginaw Bay pipeline project. These proceeds, along with $16.7 million in contributions from the minority partners, were used to repay short-term construction debt and finance other pipeline construction costs.

INVESTING ACTIVITIES
Capital investments increased $43.1 million in 1993 as compared to 1992, and included an increase of approximately $22.6 million of capital expenditures for nonutility gas exploration & production projects, primarily for Antrim shale gas drilling. Utility services capital expenditures included construction of distribution lines to reach communities not previously served by MichCon. The increase in joint venture investments during 1993 reflects the Blue Lake gas storage project which began operations in April 1993, and investments in other natural gas-related projects. MCN's 50% share of Blue Lake's 1992-1993 expenditures was financed with $9.6 million of equity contributions and the remaining cost was financed with partnership borrowings.

CAPITAL INVESTMENTS (in Millions)

                                                                       1993             1992             1991
                                                                      ------           ------           ------
Consolidated Capital Expenditures:
  Utility Services  . . . . . . . . . . . . . . . . . . .            $142.4           $129.4           $118.3
  Nonutility Services . . . . . . . . . . . . . . . . . .              66.4             41.9             9.2
                                                                      ------           ------          ------
                                                                      208.8            171.3            127.5
                                                                     ------           ------           ------

Acquisitions  . . . . . . . . . . . . . . . . . . . . . .                 -                -             14.7
                                                                     ------           ------           ------
MCN's Share of Joint Venture Capital
  Expenditures:
    Gas Storage . . . . . . . . . . . . . . . . . . . . .              31.4             27.4              2.1
    Other . . . . . . . . . . . . . . . . . . . . . . . .               5.1              3.8              3.0
                                                                     ------           ------           ------
                                                                       36.5             31.2              5.1
                                                                     ------           ------           ------

Minority Partners' Share of Consolidated
  Capital Expenditures  . . . . . . . . . . . . . . . . .               (.1)             (.4)            (2.3)
                                                                     ------           ------           ------

Total Capital Investments . . . . . . . . . . . . . . . .            $245.2           $202.1           $145.0
                                                                     ------           ------           ------
                                                                     ------           ------           ------

   The capital investments comparison for the 1992-1991 years was affected by the 1992 construction of a new utility transmission pipeline, as well as investments in nonutility gas exploration & production projects and investments in the Blue Lake gas storage project. The 1991 acquisition represents MCN's purchase of a 99% limited partnership interest in the Ada cogeneration project.

   MCN's capital investments are anticipated to range from $200 to $400 million annually over the next several years. These investments are to be directed toward opportunities in the utility business and other projects that build upon management's expertise, such as underground gas storage, natural gas cogeneration facilities, gas gathering lines and gas production.

   The anticipated level of investments in 1994 and future years may increase capital requirements materially in excess of internally generated funds and may require the issuance of additional debt and equity securities. It is management's opinion that MCN and its subsidiaries have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

EFFECTS OF INFLATION
MCN's utility operations are subject to inflationary pressures. Such inflationary pressures exist because the utility operations' ability to adjust its rates to recover increases in operating costs are dependent upon obtaining approval from the MPSC. The effects of inflation on operating results, however, are mitigated to the extent that assets are financed with debt that will be repaid with dollars of less purchasing power. MCN's nonutility operations have not been significantly affected by inflation.

                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONCLUDED)


PENDING ACCOUNTING PRONOUNCEMENTS
Beginning in 1994, Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," will require the use of accrual accounting for benefits provided to former or inactive employees after employment but before retirement. Adoption of this Statement is not expected to have a material effect on MCN's results of operations.

                        CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31                                                    1993          1992          1991
                                                                       ----------    ----------    ----------
(Thousands Except Per Share Amounts)
OPERATING REVENUES
Gas sales (Note 6)  . . . . . . . . . . . . . . . . . . . . . .        $1,262,771    $1,237,137    $1,092,976
Transportation and storage services (Note 6a) . . . . . . . . .           109,694       108,771        98,147
Computer operations services and other  . . . . . . . . . . . .            97,114        92,372        85,156
                                                                       ----------    ----------    ----------

Total operating revenues  . . . . . . . . . . . . . . . . . . .         1,469,579     1,438,280     1,276,279
                                                                       ----------    ----------    ----------

OPERATING EXPENSES
Cost of gas . . . . . . . . . . . . . . . . . . . . . . . . . .           846,733       845,534       722,118
Operation and maintenance . . . . . . . . . . . . . . . . . . .           334,637       328,277       323,346
Depreciation, depletion and amortization  . . . . . . . . . . .            81,646        76,434        74,081
Property and other taxes  . . . . . . . . . . . . . . . . . . .            62,677        62,542        58,093
                                                                       ----------    ----------    ----------

Total operating expenses  . . . . . . . . . . . . . . . . . . .         1,325,693     1,312,787     1,177,638
                                                                       ----------    ----------    ----------

OPERATING INCOME  . . . . . . . . . . . . . . . . . . . . . . .           143,886       125,493        98,641
                                                                       ----------    ----------    ----------

EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES (Note 1)  . . . . .             7,710          (753)         (294)
                                                                       ----------    ----------     ---------

OTHER INCOME AND (DEDUCTIONS)
Interest income . . . . . . . . . . . . . . . . . . . . . . . .             5,187         6,238         1,714
Interest on long-term debt  . . . . . . . . . . . . . . . . . .           (28,789)      (30,803)      (26,581)
Other interest expense  . . . . . . . . . . . . . . . . . . . .            (9,939)       (8,071)      (13,105)
Dividends on preferred stock of subsidiary  . . . . . . . . . .              (727)         (973)       (1,220)
Minority interest . . . . . . . . . . . . . . . . . . . . . . .            (3,284)       (3,620)       (3,040)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (5,313)       (1,314)       (1,959)
                                                                       ----------    ----------    ----------

Total other income and (deductions) . . . . . . . . . . . . . .           (42,865)      (38,543)      (44,191)
                                                                       ----------    ----------    ----------

INCOME BEFORE INCOME TAXES  . . . . . . . . . . . . . . . . . .           108,731        86,197        54,156
INCOME TAX PROVISION (Note 10)  . . . . . . . . . . . . . . . .            35,941        29,079        19,078
                                                                       ----------    ----------    ----------

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . .        $   72,790    $   57,118    $   35,078
                                                                       ----------    ----------    ----------
                                                                       ----------    ----------    ----------

EARNINGS PER SHARE  . . . . . . . . . . . . . . . . . . . . . .        $     2.48    $     2.11    $     1.42
                                                                       ----------    ----------    ----------
                                                                       ----------    ----------    ----------

AVERAGE COMMON SHARES OUTSTANDING (Notes 3c and 3d) . . . . . .            29,321        27,108        24,693
                                                                       ----------    ----------    ----------
                                                                       ----------    ----------    ----------

DIVIDENDS DECLARED PER SHARE  . . . . . . . . . . . . . . . . .        $     1.69    $     1.65    $     1.64
                                                                       ----------    ----------    ----------
                                                                       ----------    ----------    ----------





The summary of accounting policies and notes to the consolidated financial statements are integral parts of this statement.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION


December 31                                                                                          1993              1992
                                                                                                  ----------        ----------
(Thousands of Dollars)
ASSETS

CURRENT ASSETS
Cash and temporary cash investments, at cost (which approximates
  market value) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $   12,474        $    9,866
Accounts receivable, less allowance for doubtful accounts of $19,576 and
  $24,930, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                236,934           209,911
Accrued unbilled revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                101,327            91,416
Gas in inventory (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 45,895            47,847
Property taxes assessed applicable to future periods  . . . . . . . . . . . . . . . .                 50,709            60,382
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 35,332            28,165
                                                                                                  ----------        ----------

                                                                                                     482,671           447,587
                                                                                                  ----------        ----------

DEFERRED CHARGES AND OTHER ASSETS
Investment in and advances to joint ventures (Note 1) . . . . . . . . . . . . . . . .                 60,528            44,971
Deferred postretirement benefit cost (Note 8b)  . . . . . . . . . . . . . . . . . . .                 25,612                 -
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 59,031            41,334
                                                                                                  ----------        ----------

                                                                                                     145,171            86,305
                                                                                                  ----------        ----------

PROPERTY, PLANT AND EQUIPMENT, at cost (Note 7) . . . . . . . . . . . . . . . . . . .              2,284,529         2,098,135
Less: Accumulated depreciation and depletion  . . . . . . . . . . . . . . . . . . . .              1,047,941           983,038
                                                                                                  ----------        ----------

                                                                                                   1,236,588         1,115,097
                                                                                                  ----------        ----------

                                                                                                  $1,864,430        $1,648,989
                                                                                                  ----------        ----------
                                                                                                  ----------        ----------


LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $  124,585        $  127,622
Notes payable (Note 4)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                280,304           235,323
Current portion of long-term debt, capital lease obligations and redeemable
  cumulative preferred stock (Notes 3b and 7) . . . . . . . . . . . . . . . . . . . .                  5,980             9,658
Federal income, property and other taxes payable  . . . . . . . . . . . . . . . . . .                 63,790            87,677
Refunds payable to customers (Note 6b)  . . . . . . . . . . . . . . . . . . . . . . .                 10,794             3,315
Customer deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 13,271            14,752
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 78,146            60,058
                                                                                                  ----------        ----------

                                                                                                     576,870           538,405
                                                                                                  ----------        ----------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes (Note 10) . . . . . . . . . . . . . . . . . . . . .                171,630           131,717
Unamortized investment tax credit . . . . . . . . . . . . . . . . . . . . . . . . . .                 40,571            42,494
Tax benefits amortizable to customers . . . . . . . . . . . . . . . . . . . . . . . .                 31,666            44,245
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 18,357            19,038
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 54,729            50,471
                                                                                                  ----------        ----------

                                                                                                     316,953           287,965
                                                                                                  ----------        ----------

CONTINGENCIES (Note 5)

CAPITALIZATION (See accompanying statement)
Long-term debt, including capital lease obligations . . . . . . . . . . . . . . . . .                494,821           379,811
Redeemable cumulative preferred stock of subsidiary . . . . . . . . . . . . . . . . .                  5,618             9,000
Common shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                470,168           433,808
                                                                                                  ----------        ----------

                                                                                                     970,607           822,619
                                                                                                  ----------        ----------

                                                                                                  $1,864,430        $1,648,989
                                                                                                  ----------        ----------
                                                                                                  ----------        ----------


The summary of accounting policies and notes to the consolidated financial statements are integral parts of this statement.

                    CONSOLIDATED STATEMENT OF CAPITALIZATION

Year Ended December 31                                                       1993            1992            1991
                                                                           --------        --------        --------
(Thousands of Dollars)
LONG-TERM DEBT, EXCLUDING CURRENT REQUIREMENTS (Notes 3 and 7)
First Mortgage Bonds
  7% series due 1993..................................................      $     -        $      -        $ 15,863
  7-1/2% series due 1993..............................................            -               -          19,840
  9-1/4% series due 1996..............................................            -           6,000           7,500
  6-1/4% series due 1997..............................................       50,000          50,000               -
  7-5/8% series due 1997..............................................            -               -          24,485
  8-5/8% series due 1997..............................................            -           7,069           8,881
  8-1/8% series due 1998..............................................            -               -          25,023
  5-3/4% series due 2001..............................................       60,000               -               -
  8% series due 2002..................................................       70,000          70,000               -
  9-1/8% series due 2004..............................................       55,000          55,000          55,000
  9-1/8% series due 2017..............................................            -          60,000          60,000
  9-1/2% series due 2019..............................................        5,000           5,000           5,000
  9-1/2% series due 2021..............................................       40,000          40,000          40,000
  6-3/4% series due 2023..............................................       20,000               -               -
  7% series due 2025..................................................       40,000               -               -
  Unamortized premium and (discount) - net............................         (920)           (549)           (141)
Notes payable.........................................................       42,000          42,000          12,000
Revolving credit facility.............................................       71,000               -           4,650
Project loan due 2006.................................................       21,122          22,884          24,642
Long-term capital lease obligations...................................       17,625          18,253          19,190
Other long-term debt..................................................        3,994           4,154           6,119
                                                                           --------        --------        --------

Total.................................................................      494,821         379,811         328,052
                                                                           --------        --------        --------

PREFERRED STOCK, no par value - authorized 25,000,000 shares, outstanding - none

PREFERENCE STOCK OF SUBSIDIARY, par value $1 per share - authorized
  4,000,000 shares, outstanding - none

REDEEMABLE CUMULATIVE PREFERRED STOCK OF SUBSIDIARY, EXCLUDING
 CURRENT REQUIREMENTS, par value $1 per share - authorized 7,000,000 shares, outstanding 224,732, 360,000 and 480,000 shares,
  respectively, $2.05 Series (Note 3b)................................        5,618           9,000          12,000
                                                                           --------        --------        --------

COMMON SHAREHOLDERS' EQUITY (Note 3)
COMMON STOCK, par value $.01 per share - authorized
  50,000,000 shares, outstanding 29,496,363,
  29,145,788 and 26,387,800 shares, respectively.....................          295             291             264
                                                                          --------        --------        --------

ADDITIONAL PAID-IN CAPITAL
Balance - beginning of period.........................................      306,379         235,587         184,910
Common stock issued...................................................       11,644          70,980          50,735
Other.................................................................         (906)           (188)            (58)
                                                                           --------        --------        --------

Balance - end of period...............................................      317,117         306,379         235,587
                                                                           --------        --------        --------

RETAINED EARNINGS
Balance - beginning of period.........................................      130,621         118,495         123,864
Net income............................................................       72,790          57,118          35,078
Cash dividends declared on common stock...............................      (49,527)        (44,940)        (40,400)
Other.................................................................            -             (52)            (47)
                                                                           --------        --------        --------

Balance - end of period...............................................      153,884         130,621         118,495
                                                                           --------        --------        --------

UNEARNED COMPENSATION AND ESOP BENEFIT................................       (1,128)         (3,483)         (5,409)
                                                                           --------        --------        --------

Total common shareholders' equity.....................................      470,168         433,808         348,937
                                                                           --------        --------        --------

TOTAL CAPITALIZATION..................................................     $970,607        $822,619        $688,989
                                                                           --------        --------        --------
                                                                           --------        --------        --------


The summary of accounting policies and notes to the consolidated financial statements are integral parts of this statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31                                                               1993         1992         1991
                                                                                  ---------    ---------    ---------
(Thousands of Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  72,790    $  57,118    $  35,078
Adjustments to reconcile net income to net cash provided from operating activities
    Depreciation, depletion and amortization
      Per statement of income . . . . . . . . . . . . . . . . . . . . . . .          81,646       76,434       74,081
      Charged to other accounts . . . . . . . . . . . . . . . . . . . . . .           6,398        6,459        5,774
    Deferred income taxes - current . . . . . . . . . . . . . . . . . . . .           6,010       13,361       (5,826)
    Deferred income taxes and investment tax credit - net . . . . . . . . .          25,411       10,442        7,992
    Equity in earnings of joint ventures, net of distributions  . . . . . .          (6,746)       2,576        1,510
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             589        3,035        5,485
                                                                                  ---------    ---------    ---------

                                                                                    186,098      169,425      124,094

    Changes in assets and liabilities, exclusive of changes shown
      separately  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (75,982)     (87,204)     (27,651)
                                                                                  ---------    ---------    ---------

Net cash provided from operating activities . . . . . . . . . . . . . . . .         110,116       82,221       96,443
                                                                                  ---------    ---------    ---------
CASH FLOW FROM FINANCING ACTIVITIES
Notes payable - net   . . . . . . . . . . . . . . . . . . . . . . . . . . .          44,981       54,933       12,656
Common stock dividends paid . . . . . . . . . . . . . . . . . . . . . . . .         (49,527)     (44,940)     (40,400)
Issuance of common stock (Notes 3c and 3d)  . . . . . . . . . . . . . . . .          11,432       70,285       50,115
Partners' capital contributions received  . . . . . . . . . . . . . . . . .               -            -       16,660
Issuance of long-term debt (Note 3a)  . . . . . . . . . . . . . . . . . . .         118,129      148,724       65,613
Revolving credit facility - net (Note 3a) . . . . . . . . . . . . . . . . .          71,900       (4,650)     (20,350)
Retirement of long-term debt and preferred stock (Notes 3a and 3b)  . . . .         (87,932)    (119,466)     (30,027)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (193)        (957)         428
                                                                                  ---------    ---------    ---------

Net cash provided from financing activities . . . . . . . . . . . . . . . .         108,790      103,929       54,695
                                                                                  ---------    ---------    ---------
CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . . . .        (208,811)    (171,309)    (127,494)
Investment in joint ventures  . . . . . . . . . . . . . . . . . . . . . . .          (6,457)     (10,036)     (17,071)
Repayments from (advances to) joint ventures - net  . . . . . . . . . . . .               -        2,436       (2,436)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (1,030)      (5,605)      (3,656)
                                                                                  ---------    ---------    ---------
Net cash used for investing activities  . . . . . . . . . . . . . . . . . .        (216,298)    (184,514)    (150,657)
                                                                                  ---------    ---------    ---------

NET INCREASE IN CASH AND TEMPORARY CASH INVESTMENTS . . . . . . . . . . . .           2,608        1,636          481
CASH AND TEMPORARY CASH INVESTMENTS, January 1  . . . . . . . . . . . . . .           9,866        8,230        7,749
                                                                                  ---------    ---------    ---------

CASH AND TEMPORARY CASH INVESTMENTS, December 31  . . . . . . . . . . . . .       $  12,474    $   9,866    $   8,230
                                                                                  ---------    ---------    ---------
                                                                                  ---------    ---------    ---------
CHANGES IN ASSETS AND LIABILITIES, EXCLUSIVE OF CHANGES SHOWN
  SEPARATELY
Accounts receivable - net . . . . . . . . . . . . . . . . . . . . . . . . .       $ (27,476)   $ (12,014)   $  19,287
Accrued unbilled revenues . . . . . . . . . . . . . . . . . . . . . . . . .          (9,911)     (41,250)      11,884
Gas in inventory  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,905       11,830      (12,030)
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (3,037)      23,238      (64,930)
Federal income, property and other taxes payable  . . . . . . . . . . . . .         (23,751)     (14,570)      15,063
Refunds payable to customers  . . . . . . . . . . . . . . . . . . . . . . .           7,479      (39,730)       4,423
Other current assets and liabilities  . . . . . . . . . . . . . . . . . . .          13,144       (8,715)     (12,072)
Take-or-pay - net . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               -        1,018       14,765
Deferred assets and liabilities . . . . . . . . . . . . . . . . . . . . . .         (34,335)      (7,011)      (4,041)
                                                                                  ---------    ---------    ---------
                                                                                  $ (75,982)   $ (87,204)   $ (27,651)
                                                                                  ---------    ---------    ---------
                                                                                  ---------    ---------    ---------
SUPPLEMENTAL DISCLOSURES
Cash paid for:
  Interest, net of amounts capitalized  . . . . . . . . . . . . . . . . . .       $  37,880    $  44,925    $  37,941
                                                                                  ---------    ---------    ---------
                                                                                  ---------    ---------    ---------

  Federal income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .       $  12,850    $  21,745    $  11,950
                                                                                  ---------    ---------    ---------
                                                                                  ---------    ---------    ---------

The summary of accounting policies and notes to the consolidated financial statements are integral parts of this statement.

                         SUMMARY OF ACCOUNTING POLICIES


The principal accounting policies of MCN Corporation and its subsidiaries are set forth below. MichCon, the principal subsidiary of MCN, is subject to the accounting requirements of and rate regulation by the MPSC with respect to the distribution and intrastate transportation of natural gas.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of MCN and all of its subsidiaries. Investments in 50% or less owned partnerships and a 99% limited partnership interest have been accounted for under the equity method, because MCN has significant but not controlling influence over these entities. Certain reclassifications have been made to prior years' statements to conform with the 1993 presentation.

REVENUES AND COST OF GAS
The utility companies accrue revenues for gas service provided but unbilled at month end. MichCon also accrues revenues equal to the recoverable cost of gas sold. Annual gas cost proceedings before the MPSC permit MichCon to recover the prudent and reasonable cost of gas sold. Any overcollection or undercollection of costs, including interest, will be refunded or billed to customers.

   MichCon's rates are set to recover its lost gas costs using an averaging method based on historical lost gas experience. Prior to 1993, MichCon deferred or accrued revenues for differences between historical average lost gas amounts and the actual amount experienced during the seasonal cycles ended August 31 of each year. However, as a result of an October 1993 General Rate Case order, MichCon will no longer defer or accrue revenues for these differences in lost gas amounts. The amounts previously deferred or accrued are being amortized to income over the following five years.

   MCN uses natural gas futures and options contracts to partially hedge its exposure to the risk of market price fluctuations for gas supplies purchased or held in inventory. Changes in the market value of the contracts are deferred and included in the inventory cost until the gain or loss is recognized and included in the cost of gas when the hedged transaction is complete.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost and includes appropriate amounts of labor, materials, overhead and an allowance for funds used during construction. Upon retirement of utility property, the cost of property, plant and equipment and net removal costs are charged to accumulated depreciation.

   Gas exploration and production costs are accounted for using the full-cost method. Substantially all acquisitions, exploration and development costs are capitalized.

DEPRECIATION AND DEPLETION
A major portion of utility property, plant and equipment is depreciated on the basis of straight-line rates prescribed by the MPSC. Unit of production depreciation and depletion is used for certain exploration, production and transmission property of the utility and nonutility segments. All other property, plant and equipment of MCN is depreciated over its useful life using the straight-line method. Depreciation rates vary by class of property. The ratio of the provision for depreciation to the average cost of depreciable property was 4.2%, 4.3% and 4.4% in 1993, 1992 and 1991, respectively.

                   SUMMARY OF ACCOUNTING POLICIES (CONCLUDED)


INCOME TAXES AND INVESTMENT TAX CREDIT
Effective January 1993, MCN adopted the provisions of SFAS No. 109, "Accounting for Income Taxes."

   Due to current tax rates that are lower than the tax rates in effect when the original deferred taxes were recorded, net excess deferred taxes on existing utility plant in service are included in a Tax Benefits Amortizable to Customers account. Also included in this account is the reduction in income taxes that will result from the amortization of accumulated investment tax credits. These tax benefits are being amortized to utility customers through reduced rates over the life of the related plant.

   In accordance with MPSC requirements, investment tax credits relating to utility property placed into service were deferred and are being credited to income over the life of the related property. Investment tax credits relating to nonutility operations were recorded to income in the year the related property was placed into service.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
Utility operations capitalize an allowance for both debt and equity funds used during construction in the cost of major additions to utility plant. Nonutility operations also include an allowance for debt funds used during construction. The total amount capitalized was $3,966,000, $1,650,000 and $737,000 in 1993, 1992 and 1991, respectively.

DEFERRED DEBT COSTS
In accordance with MPSC regulations, MichCon defers reacquisition and unamortized issuance costs of reacquired long-term debt when such debt is refinanced. These costs are amortized over the term of the replacement debt.

REFUNDS PAYABLE TO CUSTOMERS
Utility operations accrue amounts to be paid to customers in accordance with various refund requirements. These requirements relate to pipeline supplier refunds received, gas cost over/undercollections, supply realignment cost overcollections, and the gross margin from gas storage, transportation and sales to certain customers when the total margin exceeds that assumed in rate orders.

CONSOLIDATED STATEMENT OF CASH FLOWS
For purposes of this statement, MCN considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES
MCN has equity interests in several partnerships involved in the following business ventures: Gas Storage - 40% to 50% owned (Blue Lake Gas Storage Company, South Romeo Gas Storage Company and Washington 10 Storage Partnership), Gas Marketing & Cogeneration - 40% to 99% owned (CoWest Energy and Ada Cogeneration Ltd. Partnership), Gas Gathering & Processing - 40% owned (Antrim Ltd. Partnership), and Real Estate & Other - 33% to 50% owned (several residential and commercial community development partnerships and other natural gas-related ventures). The following is the combined summarized financial information of the joint ventures. No provision for income taxes has been included since income taxes are paid directly by the joint venture participants.

(in Thousands)                                                                                1993            1992          1991
                                                                                             -------        -------        -------
OPERATING REVENUES
   Gas Storage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $24,451         $ 3,678         $ 5,559
   Gas Marketing & Cogeneration . . . . . . . . . . . . . . . . . . . . . . . . .           17,252          11,791           9,968
   Gas Gathering & Processing . . . . . . . . . . . . . . . . . . . . . . . . . .            6,555           2,831               -
   Real Estate & Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           10,348           4,685           4,165
                                                                                           -------         -------         -------
                                                                                           $58,606         $22,985         $19,692
                                                                                           -------         -------         -------
                                                                                           -------         -------         -------

OPERATING INCOME (LOSS)
   Gas Storage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $17,787         $ 2,026         $ 4,306
   Gas Marketing & Cogeneration . . . . . . . . . . . . . . . . . . . . . . . . .            1,004           1,153             915
   Gas Gathering & Processing . . . . . . . . . . . . . . . . . . . . . . . . . .            5,139           2,018              -
   Real Estate & Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              880            (895)           (967)
                                                                                           -------         -------         -------
                                                                                           $24,810         $ 4,302         $ 4,254
                                                                                           -------         -------         -------
                                                                                           -------         -------         -------

INCOME (LOSS) BEFORE TAXES
   Gas Storage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $17,309         $ 2,580         $ 4,314
   Gas Marketing & Cogeneration . . . . . . . . . . . . . . . . . . . . . . . . .           (1,154)         (1,543)         (1,298)
   Gas Gathering & Processing . . . . . . . . . . . . . . . . . . . . . . . . . .            4,873           1,744               -
   Real Estate & Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (5,763)         (3,311)         (4,009)
                                                                                           -------         -------         -------
                                                                                           $15,265         $  (530)        $  (993)
                                                                                           -------         -------         -------
                                                                                           -------         -------         -------

MCN'S SHARE OF INCOME (LOSS) BEFORE TAXES
   Gas Storage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 8,728         $ 1,285         $ 2,157
   Gas Marketing & Cogeneration . . . . . . . . . . . . . . . . . . . . . . . . .           (1,391)         (1,529)         (1,285)
   Gas Gathering & Processing . . . . . . . . . . . . . . . . . . . . . . . . . .            2,121             436               -
   Real Estate & Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (1,748)           (945)         (1,166)
                                                                                           -------         -------         -------
                                                                                           $ 7,710         $  (753)        $  (294)
                                                                                           -------         -------         -------
                                                                                           -------         -------         -------

MCN'S SHARE OF INCOME (LOSS) BEFORE TAXES BY SEGMENT
   Utility Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 1,826         $  (728)        $(1,123)
   Nonutility Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            5,884             (25)            829
                                                                                           -------         -------         -------
                                                                                           $ 7,710         $  (753)        $  (294)
                                                                                           -------         -------         -------
                                                                                           -------         -------         -------

(in Thousands)                                                                     1993           1992
                                                                                 --------       --------
ASSETS
CURRENT ASSETS
   Gas Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  7,731       $ 10,318
   Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . .          9,213          3,644
   Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . .          2,941          2,246
   Real Estate & Other . . . . . . . . . . . . . . . . . . . . . . . . . .          4,196          4,405
                                                                                 --------       --------
                                                                                   24,081         20,613
                                                                                 --------       --------

NONCURRENT ASSETS
   Gas Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        136,144         76,158
   Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . .         40,808         42,127
   Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . .         16,157          8,000
   Real Estate & Other . . . . . . . . . . . . . . . . . . . . . . . . . .        131,851        116,460
                                                                                 --------       --------
                                                                                  324,960        242,745
                                                                                 --------       --------
                                                                                 $349,041       $263,358
                                                                                 --------       --------
                                                                                 --------       --------

MCN'S SHARE OF TOTAL ASSETS
   Gas Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 71,652       $ 43,238
   Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . .         34,968         35,093
   Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . .          7,639          2,561
   Real Estate & Other . . . . . . . . . . . . . . . . . . . . . . . . . .         31,359         30,642
                                                                                 --------       --------
                                                                                 $145,618       $111,534
                                                                                 --------       --------
                                                                                 --------       --------

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES
   Gas Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 88,497       $  5,014
   Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . .          8,077          3,187
   Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . .          4,612          1,800
   Real Estate & Other . . . . . . . . . . . . . . . . . . . . . . . . . .          9,323         51,365
                                                                                 --------       --------
                                                                                  110,509         61,366
                                                                                 --------       --------
NONCURRENT LIABILITIES
   Gas Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            915         46,800
   Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . .         28,331         27,490
   Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . .          4,718          6,442
   Real Estate & Other . . . . . . . . . . . . . . . . . . . . . . . . . .         96,161         33,034
                                                                                 --------       --------
                                                                                  130,125        113,766
                                                                                 --------       --------
PARTNERS' EQUITY
   Gas Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         54,463         34,662
   Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . .         13,613         15,094
   Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . .          9,767          2,004
   Real Estate & Other . . . . . . . . . . . . . . . . . . . . . . . . . .         30,564         36,466
                                                                                 --------       --------
                                                                                  108,407         88,226
                                                                                 --------       --------
                                                                                 $349,041       $263,358
                                                                                 --------       --------
                                                                                 --------       --------

MCN'S SHARE OF PARTNERS' EQUITY
   Gas Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 26,991       $ 17,331
   Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . .         10,010         11,573
   Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . .          3,907            501
   Real Estate & Other . . . . . . . . . . . . . . . . . . . . . . . . . .         11,619         12,698
                                                                                 --------       --------
                                                                                   52,527         42,103
Advances and Goodwill (1)  . . . . . . . . . . . . . . . . . . . . . . . .          8,001          2,868
                                                                                 --------       --------
MCN's Investment in and Advances to Joint Ventures . . . . . . . . . . . .       $ 60,528       $ 44,971
                                                                                 --------       --------
                                                                                 --------       --------

(1) Differences between MCN's carrying value and its share of the partnerships' underlying equity interest are accounted for as goodwill and are being amortized over the expected useful lives of the related assets.

2. GAS IN INVENTORY
Inventory gas is priced on a last-in, first-out (LIFO) basis. At December 31, 1993, the replacement cost exceeded the $45,895,000 LIFO cost by $169,850,000 and at December 31, 1992, the replacement cost exceeded the $47,847,000 LIFO cost by $158,474,000. MichCon's current GCR tariff provisions prevent MichCon from retaining any benefits from a lower cost of gas sold resulting from liquidating quantities of LIFO inventory. At December 31, 1993, the portion of the excess of the replacement cost over the LIFO cost subject to GCR tariff provisions was $168,569,000.

3. CAPITALIZATION
A. LONG-TERM DEBT
The following long-term debt was issued during 1993 and 1992 (in thousands):


                                                                                                                    Amount
  Issue Date                                 Description                                                            Issued

1993

September                           MichCon - First Mortgage Bonds,                                                $60,000
                                    5-3/4%, due May 2001

                                    MichCon - First Mortgage Bonds,                                                $20,000
                                    6-3/4%, due November 2023

                                    MichCon - First Mortgage Bonds,                                                $40,000
                                    7%, due May 2025

1992

September                           MichCon - First Mortgage Bonds,                                                $50,000
                                    6-1/4%, due May 1997

July                                MCN Investment - 7.79% Senior                                                  $30,000
                                    Notes, due June 1997

March                               MichCon - First Mortgage Bonds,                                                $70,000
                                    8%, due May 2002


      The proceeds received from the September 1993 debt issuances were used to redeem three existing series of first mortgage bonds totaling approximately $74,900,000 and for general corporate purposes. Substantially all of the properties of MichCon are pledged as security for payment of the first mortgage bonds.

      MichCon has a variable interest rate swap agreement through April 2000 on $12,000,000 of unsecured notes which effectively reduced the cost of this debt to 3.6% at December 31, 1993. The notes are due June 2000.

      During 1993, MCN and MCN Investment amended their joint unsecured revolving credit facility to allow for borrowings of up to $150,000,000 through August 1996. Borrowings of $71,000,000 were outstanding at a weighted average interest rate of 4.5% at December 31, 1993.

      Saginaw Bay Pipeline Company has an interest rate swap agreement on the $22,900,000 outstanding balance of its project loan agreement at December 31, 1993, which effectively fixes the interest rate at 7.5% through February 2003. Substantially all of the properties of Saginaw Bay Pipeline Company and the partnership serve as collateral for the project loan.

      Maturities and sinking fund requirements during the next five years for long-term debt outstanding at December 31, 1993 are $2,800,000 in 1994, $2,300,000 in 1995, $72,900,000 in 1996, $81,900,000 in 1997 and $2,200,000 in
1998.

B. REDEEMABLE CUMULATIVE PREFERRED STOCK OF SUBSIDIARY
At MichCon's option, all or part of the Cumulative Preferred Stock, $2.05 Series, is redeemable, at prices progressively decreasing to $25 per share. Sinking fund provisions require that 60,000 shares be retired annually and also provide for a noncumulative option to retire an additional 60,000 shares each year. MichCon redeemed 120,000 shares at the sinking fund redemption price of $25 per share in January 1994.

C. COMMON STOCK
MCN issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. The number of shares issued was approximately 388,000 in 1993, 574,000 in 1992 and 392,000 in 1991
and generated net proceeds of $11,400,000, $12,600,000 and $7,500,000, respectively.

      In October 1992 and September 1991, MCN sold in public offering 2,200,000 and 2,070,000 shares of common stock, respectively. These issuances generated net proceeds of $57,700,000 and $42,600,000 for the respective periods.

D. STOCK INCENTIVE AND OPTION PLANS
MCN's Stock Incentive Plan authorizes the use of performance units, restricted stock or other stock related awards to key management employees. During 1993, MCN changed this program to place a larger portion of incentives at-risk, encourage a more strategic focus on long-term performance and increase the retention value of the plan. MCN now issues performance units to executives based on total shareholder return, as compared to a group of peer companies over a six-year period. During 1993, MCN granted 149,300 performance units based on total shareholder return for the previous three-year period. The units granted will be adjusted upward or downward based on total shareholder return for the next three-year period. The final awards are then payable in cash and shares of common stock. Participants receive dividend equivalents, based on the units granted. The performance units are recorded at market value and amortized to expense as compensation over the periods earned. At December 31, 1993, 431,080 shares were available to be granted under the Stock Incentive Plan.

      MCN issued 27,800 and 28,800 restricted shares in 1992 and 1991, respectively, under the Stock Incentive Plan. The restricted shares generally vest six years after the date of grant, prior to which, they are nontransferable and forfeitable. Holders of the shares receive cash dividends and are entitled to vote. The market value of the shares when granted is recorded as unearned compensation and amortized to expense over the periods earned.

      The MCN Stock Option Plan, which was effectively replaced in May 1989 by the MCN Stock Incentive Plan, provided for the granting of options to officers of MCN and its subsidiaries. There were no options available for grant for the years presented. Changes in the number of shares of MCN Common Stock under option are as follows:

                                                                                               1993           1992            1991
                                                                                             --------       --------        --------
Outstanding and exercisable at beginning of year
  (ranging from $8.22 to $21.03 per share)  . . . . . . . . . . . . . . . . . . . .          73,942         217,746         229,668
Exercised (ranging from $8.22 to $21.03 per share)  . . . . . . . . . . . . . . . .          58,520         143,804          11,922
                                                                                             --------       --------        --------
Outstanding and exercisable at year end (ranging from
  $8.22 to $21.03 per share)  . . . . . . . . . . . . . . . . . . . . . . . . . . .          15,422          73,942         217,746
                                                                                             --------       --------        --------
                                                                                             --------       --------        --------

E. SHAREHOLDERS' RIGHTS PLAN
One preferred share purchase right is attached to each outstanding share of common stock. The rights, which cannot be traded separately from MCN's common stock, are designed to protect shareholders from coercive or unfair takeover tactics. The rights are exercisable only upon certain triggering events and expire in January 2000.

4. NOTES PAYABLE
At December 31, 1993, MichCon had lines of credit with banks permitting borrowings of up to $325,000,000. In April 1994, the lines decrease to $125,000,000 through August 1994. These lines are at interest rates that are generally less than the prevailing prime rate. MichCon usually issues commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. At December 31, 1993 and 1992, the outstanding borrowings, all in the form of commercial paper issued at a discount, totaled $260,274,000 and $235,293,000, respectively, at weighted average interest rates of 3.4% and 3.5%. Commitment fees are paid to compensate banks for lines of credit.

     In September 1993, MCN Investment established a short-term credit line that allows for borrowings of up to $65,000,000 through September 9, 1994 at interest rates which are generally less than the prevailing prime rate. At December 31, 1993, borrowings of $20,000,000 were outstanding under this line of credit at a weighted average interest rate of 4.4%. Commitment fees are paid to compensate banks for lines of credit.

5. CONTINGENCIES
A. GUARANTIES
Subsidiaries of MCN and an unaffiliated corporation have formed an equal partnership, Blue Lake Gas Storage Company, to construct and operate a natural gas storage system. In September 1993, the partnership reduced its $100,000,000 bank line of credit to $90,000,000 through March 1994. MCN has guaranteed its 50% share of all debt incurred under the credit facility. MCN's guaranty covered $41,450,000 of the outstanding debt at December 31, 1993.

     A subsidiary of MichCon and an unaffiliated corporation have formed a series of partnerships which are engaged in the construction and development of a residential community on the Detroit riverfront (Harbortown). One of the partnerships obtained $12,000,000 of tax-exempt financing through the Michigan State Housing Development Authority. Both partners and their parent corporations have issued guaranties for the full amount of this financing and each parent corporation has agreed to reimburse the other for 50% of any payments made as a result of these guaranties.

B. ENVIRONMENTAL MATTERS
Prior to the construction of major natural gas pipelines, gas for cooking, heating and other uses was manufactured from processes involving coal, coke or oil. MichCon has sixteen such former manufactured gas plant (MGP) sites.

     During the mid-1980's, MichCon conducted preliminary environmental investigations at their MGP sites, and some contamination related to the byproducts of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Natural Resources (MDNR). MichCon is not involved in any litigation or administrative proceedings regarding these former MGP sites, but is currently conducting more extensive investigations at two sites and submitted remediation recommendations for one site to the MDNR during 1993.

     In 1984, MichCon established an $11,700,000 reserve for environmental investigation and remediation. The balance of the reserve at December 31, 1993 was $6,200,000. During 1992, MichCon requested that the MPSC approve a cost deferral and rate recovery mechanism for any investigation and remediation costs incurred at former MGP sites in excess of the existing reserve. In October 1993, the MPSC issued an order in MichCon's general rate case which allows MichCon to defer environmental costs paid in excess of the reserve and amortize these costs into income over a ten-year period.

     The Harbortown residential community is on a 50 acre parcel along the Detroit River. Environmental and other approvals were received in 1984, prior to construction. In 1991, the partnerships undertook additional environmental testing at Harbortown to assess whether there was any potential public health risk from lead, mercury or selenium in certain past soil samples. A report prepared by an independent consulting firm concluded that Harbortown surface soils did not present a health risk to any resident. In 1992, the MDNR accepted the results of this risk assessment and agreed that there was no health risk to residents due to lead in Harbortown surface soils.

     Additional environmental testing is ongoing and management remains unable to predict what ultimate remedial actions, if any, may be required or undertaken at Harbortown. However, management believes that any such actions will not have a material adverse impact on the financial condition of the Company.

     In 1993, MichCon received a general notice of liability letter from the United States Environmental Protection Agency (USEPA) stating that MichCon is one of two potentially responsible parties at a suspected dump site in Wyandotte, Michigan. The USEPA requested that MichCon undertake a remedial investigation and feasibility study at the site. MichCon has investigated its prior activities in the area, as well as the USEPA's bases for its conclusion, and does not believe that it is responsible for any contamination that may exist at the site. In early 1994, MichCon informed the USEPA of this belief and declined to undertake the requested activities at the site.

C. COMMITMENTS
To ensure a reliable supply of natural gas at competitive prices, MCN has entered into long-term purchase and transportation contracts with various suppliers and producers. In general, purchase prices under these contracts are determined by formulas based on market prices. In 1994, MCN has firm purchase commitments for approximately 236 Bcf of gas. This annual commitment declines each year, through the year 2005. MCN expects that sales will exceed its minimum purchase commitments. The Company is also committed to pay demand charges of $70,500,000 during 1994 related to firm purchase and transportation agreements. These demand charges are primarily for MichCon and recoverable through the GCR mechanism.

     Capital investments for 1994 are estimated to be between $200,000,000 and $400,000,000 and certain commitments have been made in connection therewith.


D. INTERSTATE PIPELINE RESTRUCTURING
The FERC issued Order No. 636 in 1992 which required interstate pipelines to separate their pipeline sales service into its various service components. The order also allows interstate pipelines to recover their prudently incurred transition costs resulting from the restructuring.

     ANR, MichCon's primary interstate natural gas transporter, implemented its Order No. 636 restructuring in November 1993 and is expected to file its first transition cost recovery request with the FERC in the first quarter of 1994.
If approved, ANR will allocate the costs to its pipeline customers over a three-year period. The amount of the costs to be allocated to MichCon is uncertain. Once the filing is made, MichCon will accrue its allocated portion. In addition, the MPSC has indicated such costs are recoverable through the GCR mechanism. It is management's belief that there will be no material adverse effect on earnings.

E. OTHER
MCN is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning claims arising in the ordinary course of business. Management cannot predict the final disposition of such proceedings, but believes that adequate provision has been made for probable losses. It is management's belief, after discussion with legal counsel, that the ultimate resolution of those proceedings still pending will not have a material adverse effect on the Company's financial condition.

6. RATE MATTERS
A.  GENERAL RATE PROCEEDINGS
In October 1993, MichCon received approval from the MPSC in its general rate case to increase rates $15,700,000 beginning in January 1994. The higher rates include $28,700,000 for retiree health care benefits recognized under new accounting requirements and $8,100,000 for higher depreciation rates. Additionally, the MPSC's decision lowered MichCon's allowed rate of return on common equity to 11.5%.

     For the 1991-1993 period, MichCon had been operating under a comprehensive agreement which provided for an operating incentive plan that allowed for annual rate adjustments to recover the effects of inflation on operation and maintenance expenses based on changes in the Consumer Price Index. MichCon received an inflation related increase in rates of $4,900,000, effective January 1992.

   The comprehensive agreement also contained a performance incentive provision designed to adjust rates if weather-normalized earnings were above or below a specified range of return on common equity. Increased gas markets enabled MichCon to earn returns above the specified range in 1992 which resulted in a portion of these higher earnings being shared with customers. A provision for this sharing of earnings with customers was recorded in 1992 which reduced net income by $5,900,000.

       MichCon received MPSC approval to increase rates from March 1992 through February 1993 by $6,800,000 to recover its costs relating to the Michigan Department of Social Services (DSS) Heating Assistance Program. This program was extended through February 1994 with the MPSC approving rates of $10,500,000 effective February 1993. MichCon also received MPSC approval to extend $6,000,000 of rates to recover its costs related to DSS uncollectible gas accounts from January through December 1993.

     As part of MichCon's Supply Realignment Plan, MichCon did not renew storage contracts that expired with interstate transportation customers in order to increase the existing storage capacity available for gas sales customers. As part of its efforts to convert this capacity, MichCon requested approval to remove its Interstate Storage Division operations from FERC jurisdiction. The FERC issued an order granting MichCon's request effective August 1, 1991.

      The MPSC approved MichCon's request for a rate increase of $19,900,000, effective September 1991, in order to implement MichCon's Supply Realignment Plan. The increased rates are being used to recover the costs of maintaining a higher level of gas in inventory and replace the reduction in storage revenue resulting from the conversion of MichCon's storage capacity. The order also provided for a rate increase of $3,900,000, effective November 1992. This increase was intended to cover transportation costs incurred to integrate gas supply to certain gas markets serviced by MichCon.

B.  GAS COST RECOVERY AND REFUNDS
A previously accrued refund totaling $8,400,000 was paid to customers in July 1993 as a result of the order issued by the MPSC in MichCon's 1992 GCR reconciliation case.

     At December 31, 1993, refunds payable to customers totaled $10,794,000 consisting primarily of $7,500,000 of supply realignment overcollections and $5,800,000 of excess transportation and storage revenues. These amounts are partially offset by $4,600,000 of 1993 GCR undercollections.

7. CAPITAL AND OPERATING LEASES
MCN leases certain property (principally office buildings, a warehouse, a parking structure and computer equipment) under lease arrangements expiring at various dates to 2010, with renewal options extending beyond that date. Portions of the office buildings and parking structure are subleased to various tenants.

     The gross amount of assets recorded under capital leases and the related accumulated depreciation at December 31, 1993 are $26,887,000 and $8,206,000, respectively. The gross amount of assets and related accumulated depreciation at December 31, 1992 were $26,454,000 and $7,264,000, respectively.

     Minimum rental commitments under noncancelable leases at December 31, 1993 are as follows:

                                                                                                Capital               Operating
                                                                                                 Leases                Leases
                                                                                               ---------              ---------
(in Thousands)
1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $   2,908              $  16,269
1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2,908                 13,413
1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2,908                 10,145
1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2,908                  7,973
1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2,908                  5,428
1999 and thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                16,288                 18,695
                                                                                                ---------              ---------

Total minimum lease payments  . . . . . . . . . . . . . . . . . . . . . . . . . . .                30,828              $  71,923
                                                                                                                       ---------
                                                                                                                       ---------
Less:  Amount representing interest . . . . . . . . . . . . . . . . . . . . . . . .                12,147
                                                                                                ---------

Present value of minimum lease payments . . . . . . . . . . . . . . . . . . . . . .                18,681
Less:  Current portion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1,056
                                                                                                ---------

Long-term obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $  17,625
                                                                                                ---------
                                                                                                ---------

     Total minimum lease payments for capital and operating leases have not been reduced by future minimum sublease receipts of $10,700,000 and $2,100,000, respectively, under noncancelable subleases.

     Capital and operating lease payments for the years ended December 31 consist of the following:

                                                                                     1993                  1992                1991
                                                                                   -------               -------             -------
(in Thousands)
Capital Leases:
  Depreciation expense  . . . . . . . . . . . . . . . . . . . . . .                $   941               $   847             $   766
  Interest expense  . . . . . . . . . . . . . . . . . . . . . . . .                  1,923                 2,003               2,084
                                                                                   -------               -------             -------

Total capital lease expense . . . . . . . . . . . . . . . . . . . .                $ 2,864               $ 2,850             $ 2,850
                                                                                   -------               -------             -------
                                                                                   -------               -------             -------

Operating lease expense . . . . . . . . . . . . . . . . . . . . . .                $16,641               $15,441             $16,988
                                                                                   -------               -------             -------
                                                                                   -------               -------             -------

8. RETIREMENT BENEFITS
A. PENSION PLAN BENEFITS
Separate retirement plans are maintained for union and nonunion employees. The plans are noncontributory, cover substantially all employees and provide for normal retirement at age 65, but with the option to retire earlier or later under certain conditions. The plans provide pension benefits that are based on the employee's compensation and years of credited service. MCN's funding policy is to fund each year's actuarially determined funding requirements of the plans, subject to regulations issued by the Internal Revenue Service. Currently, these plans meet the full funding limitations of the Internal Revenue Code. Accordingly, no contributions for the 1991, 1992 or 1993 plan years were made and none will be made for the 1994 plan year.

Net pension cost for these plans included the following components:

                                                                       1993                  1992                 1991
                                                                     ---------             --------             --------
(in Thousands)
Service cost - benefits earned during
  the period  . . . . . . . . . . . . . . . . . . . . .              $  11,046             $ 10,109             $  9,122
Interest cost on projected benefit
  obligations . . . . . . . . . . . . . . . . . . . . .                 29,987               28,699               27,705
Actual return on plan assets  . . . . . . . . . . . . .               (107,148)             (40,739)            (101,125)
Net amortization and deferral . . . . . . . . . . . . .                 65,146                  202               63,335
                                                                     ---------             --------             --------

Net pension credit  . . . . . . . . . . . . . . . . . .              $    (969)            $ (1,729)            $   (963)
                                                                     ---------             --------             --------
                                                                     ---------             --------             --------

The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as prepaid pension cost in the Consolidated Statement of Financial Position:

                                                                                                          1993            1992
                                                                                                        --------        --------
(in Thousands)
Actuarial present value of:
  Accumulated vested benefit obligation . . . . . . . . . . . . . . . . . . . . .                       $366,781        $326,084
  Accumulated nonvested benefit obligation  . . . . . . . . . . . . . . . . . . .                         27,487          20,236
                                                                                                        --------        --------
                                                                                                        $394,268        $346,320
                                                                                                        --------        --------
                                                                                                        --------        --------
  Projected benefit obligations for service rendered
    to date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       $468,464        $428,102
Plan assets at fair value . . . . . . . . . . . . . . . . . . . . . . . . . . . .                        609,122         524,217
                                                                                                        --------        --------

Plan assets in excess of projected benefit obligations  . . . . . . . . . . . . .                        140,658          96,115
Less:  Unrecognized net asset at transition . . . . . . . . . . . . . . . . . . .                         55,219          60,259
       Unrecognized prior service cost  . . . . . . . . . . . . . . . . . . . . .                          3,310           3,826
       Unrecognized net gain  . . . . . . . . . . . . . . . . . . . . . . . . . .                         76,735          27,605
                                                                                                        --------        --------

Prepaid pension cost recognized in the Consolidated
  Statement of Financial Position . . . . . . . . . . . . . . . . . . . . . . . .                       $  5,394        $  4,425
                                                                                                        --------        --------
                                                                                                        --------        --------

     In determining the actuarial present value of the projected benefit obligations, the weighted average discount rate was 6.5% for 1993 and 7.0% for
1992.   The rate of increase in future compensation levels used was 5.0% for
1993 and 5.5% for 1992 and 1991. The expected long-term rate of return on plan assets was 7.5% for 1993, 1992 and 1991. During 1992, these pension plans were amended to marginally enhance benefits and increase the period over which pension benefits are earned. For 1993 and 1992, plan assets consisted primarily of equity and fixed income securities.

B. OTHER POSTRETIREMENT BENEFITS
MCN provides certain health care and life insurance benefits for retired employees. Substantially all of MCN's employees may become eligible for these benefits if they reach retirement age while working for MCN. Prior to 1993, these costs were recognized as expense and paid when claims were incurred and amounted to $10,700,000 and $10,900,000 for 1992 and 1991, respectively.

     Effective January 1993, MCN adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the use of accrual accounting for postretirement benefits. Consistent with a December 1992 MPSC order, MCN deferred the 1993 utility related postretirement benefit costs that were in excess of claims paid (including the amortization of the initial transition obligation) until January 1994 when new rates to recover
such costs became effective.   The deferred 1993 costs are being amortized over
a period of 19 years. MCN continued to fund postretirement benefit costs as they were paid in 1993.

     In December 1993, MCN established a funding policy for its postretirement benefit costs in which these costs are funded to the extent such amounts are recoverable in rates. During 1993, MichCon established separate qualified Voluntary Employees' Beneficiary Association (VEBA) trusts for its union and nonunion employees. In December 1993, MichCon initiated funding to the VEBA trusts totaling $28,700,000 which is invested in equity and fixed income securities. It is expected that the plan assets will earn a 7.4% return on investment.

     Net postretirement cost included the following components:

(in Thousands)                                                                                                            1993
                                                                                                                        ---------
Service cost - benefits earned during the period  . . . . . . . . . . . . . . . . . . . . . . .                         $  7,738
Interest cost on accumulated benefit obligation . . . . . . . . . . . . . . . . . . . . . . . .                           20,517
Amortization of transition obligation over 20 years . . . . . . . . . . . . . . . . . . . . . .                           14,656
                                                                                                                        --------
Total postretirement cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                           42,911
Less: Deferred utility cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                           25,612
                                                                                                                        --------

Net postretirement cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                         $ 17,299
                                                                                                                        --------
                                                                                                                        --------

     The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as accrued postretirement cost in the Consolidated Statement of Financial Position:

(in Thousands)
                                                                                                             1993            1992
                                                                                                          ---------        --------
Accumulated Postretirement Benefit Obligation:
  Retirees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $190,995        $161,214
  Fully eligible active participants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             47,035          38,385
  Participants with less than 30 years of service . . . . . . . . . . . . . . . . . . . . . . .             97,482          93,514
                                                                                                          --------        --------
                                                                                                           335,512         293,113

Less:  Unrecognized transition obligation . . . . . . . . . . . . . . . . . . . . . . . . . . .            278,453         293,113
       Unrecognized net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             24,967               -
       Contribution made after measurement date . . . . . . . . . . . . . . . . . . . . . . . .             28,700               -
                                                                                                          --------        --------

Accrued postretirement liability recognized in the
  Consolidated Statement of Financial Position  . . . . . . . . . . . . . . . . . . . . . . . .           $  3,392        $      -
                                                                                                          --------        --------
                                                                                                          --------        --------

     The rate at which health care costs are assumed to increase is the most significant factor in estimating MCN's postretirement benefit obligation. MCN used a rate of 15% for 1993, 14% for 1994 and a rate that gradually declines each year until it stabilizes at 5% in 2003. A one percentage point increase in the assumed rate would increase the accumulated postretirement benefit obligation at December 31, 1993 by 13% and increase the sum of the service cost and interest cost by 18% for the year then ended. The discount rate used in determining the accumulated postretirement benefit obligation was 6.5% and 7% for 1993 and 1992, respectively.

9.  FINANCIAL INSTRUMENTS
MCN has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgement is required in developing the estimates of fair value presented herein and therefore, the values are not necessarily indicative of the amounts that MCN could realize in a current market exchange. The carrying amounts of certain financial instruments such as notes payable and customer deposits are assumed to approximate fair value due to the short-term nature of these items.

     The carrying amount and the estimated fair value of other financial instruments consist of the following:

                                                                                      1993                            1992
                                                                             ------------------------       ------------------------

                                                                             Carrying       Estimated       Carrying       Estimated
(in Thousands)                                                                Amount       Fair Value        Amount       Fair Value
                                                                             --------      ----------       --------      ----------
Assets:
Notes receivable and advances . . . . . . . . . . . . . . . . . .            $  9,592       $  9,592        $  6,707        $  6,707

Liabilities and Shareholders' Equity:
Long-term debt, excluding capital lease
  obligations . . . . . . . . . . . . . . . . . . . . . . . . . .             477,196        502,433         360,527         382,884
Redeemable cumulative preferred stock,
  including current portion . . . . . . . . . . . . . . . . . . .               8,618          8,955          11,618          12,158

Off-Balance Sheet Unrealized Gains:
Interest rate swap agreements . . . . . . . . . . . . . . . . . .                              1,175                           1,844

The estimated fair values are determined based on the following:

     Notes receivable and advances - interest rates currently available to MCN for investments with similar maturities and credit quality assumptions.

     Long-term debt - interest rates currently available to MCN for issuance of debt with similar terms and remaining maturities.

     Redeemable cumulative preferred stock -  quoted market price.

     Interest rate swap agreements - estimated amount that MCN would receive or pay to terminate the swap agreements, taking into account current interest rates and the creditworthiness of the swap counterparties.

     Guaranties (Note 5a) - estimated exposure and cost to terminate the Blue Lake guaranty has been determined to be immaterial. Management is unable to practicably estimate the fair value of the Harbortown guaranty due to the nature of the related party transaction and the fact that there is no similar market for the instrument.

     The fair value estimates presented herein are based on information available to management as of December 31, 1993 and 1992. Management is not aware of any subsequent factors that would significantly affect the estimated fair value amounts.

10.  SUMMARY OF INCOME TAXES
Effective January 1993, MCN adopted SFAS No. 109, "Accounting for Income
Taxes,"  which supersedes SFAS No. 96.   No cumulative adjustment was necessary
for the adoption of this standard because its provisions are not materially different than those applied under the previous standard which MCN adopted in 1987.

(in Thousands)                                                                                1993           1992            1991
                                                                                            --------       --------        --------
Effective Federal Income Tax Rate . . . . . . . . . . . . . . . . . . . . . . . . .          32.5%          32.7%           34.0%
                                                                                            --------       --------        --------
                                                                                            --------       --------        --------
Income Taxes Consist of:
  Current provision . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $  2,359       $  6,061        $ 18,496
  Deferred provision - net  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           35,505         24,961           2,346
  Investment tax credit - net . . . . . . . . . . . . . . . . . . . . . . . . . . .           (1,923)        (1,943)         (1,764)
                                                                                            --------       --------        --------
Total income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 35,941       $ 29,079        $ 19,078
                                                                                            --------       --------        --------
                                                                                            --------       --------        --------
Reconciliation Between Statutory and Actual Income Taxes:
Statutory federal income taxes at a rate of 35%,
 34% and 34%, respectively  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 38,056       $ 29,307        $ 18,413
Adjustments to federal tax expense:
  Excess of book over tax depreciation, allowed . . . . . . . . . . . . . . . . . .            4,302          4,279           4,566
  Adjustment of federal income taxes provided
    in prior periods  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              313         (1,320)         (1,709)
  Amortization of investment tax credit . . . . . . . . . . . . . . . . . . . . . .           (1,893)        (1,943)         (2,116)
  Federal gas production tax credits  . . . . . . . . . . . . . . . . . . . . . . .           (2,258)           (12)              -
  Other - net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (2,579)        (1,232)            (76)
                                                                                            --------       --------        --------
Total income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 35,941       $ 29,079        $ 19,078
                                                                                            --------       --------        --------
                                                                                            --------       --------        --------

     Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. The tax effect of temporary differences that gave rise to MCN's deferred tax assets and liabilities consisted of the following:

(in Thousands)                                                                                         1993             1992
                                                                                                 ----------------------------------
Deferred Tax Assets:
  Uncollectibles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $  6,773            $  8,376
  Vacation and other benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4,980               4,617
  Deferred lost gas cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               2,266               3,804
  Federal gas production tax credits  . . . . . . . . . . . . . . . . . . . . . . . . .               2,270                  12
  Alternative minimum tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               1,318                 766
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4,417               1,698
Total deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            --------            --------
                                                                                                     22,024              19,273
                                                                                                   --------            --------
Deferred Tax Liabilities:
  Depreciation and other property related basis
    differences, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             160,083             129,377
  Property taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              17,579              20,522
  Postretirement benefit costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              10,045                   -
  Refunds payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               6,524                 128
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              12,891               8,421
                                                                                                   --------            --------
Total deferred tax liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             207,122             158,448
                                                                                                   --------            --------

Net deferred tax liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             185,098             139,175
Less: Net deferred tax liability - current  . . . . . . . . . . . . . . . . . . . . . .              13,468               7,458
                                                                                                   --------            --------
Net deferred tax liability - noncurrent . . . . . . . . . . . . . . . . . . . . . . . .            $171,630            $131,717
                                                                                                   --------            --------
                                                                                                   --------            --------

     The Omnibus Budget Reconciliation Act of 1993, which was enacted in August 1993, increased the corporate income tax rate from 34% to 35% effective January 1993.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (concluded)

11. SEGMENT INFORMATION
The business segments of MCN are defined as follows: a) Utility Services - natural gas distribution, transmission and storage operations; b) Gas Services
- - nonutility natural gas marketing, gathering and production; c) Computer Operations Services - computer processing and network services, high speed electronic printing and direct mail services; d) Corporate & Gas Technology - corporate services and natural gas technology programs.

                                                                               Computer      Corporate
                                              Utility           Gas           Operations      & Gas       Intercompany  Consolidated
                                              Services (1)    Services (1)     Services      Technology    Eliminations   Total
                                              ----------      ----------       ----------    -----------   ------------  -----------

(in Thousands)
1993
- ----

Operating Revenues  . . . . . . . . . . .      $1,119,189      $301,496         $74,391        $     -      $(25,497)(2)  $1,469,579
Operating Income (Loss) . . . . . . . . .         127,704        16,928           5,192         (5,938)            -         143,886
Identifiable Assets . . . . . . . . . . .       1,525,991       288,756          53,802         65,109       (69,228)      1,864,430
Depreciation, Depletion and Amortization           74,414         2,232           4,616            384             -          81,646
Capital Expenditures  . . . . . . . . . .         142,428        59,088           5,064          2,231             -         208,811

1992
- ----

Operating Revenues  . . . . . . . . . . .      $1,151,522      $242,302         $67,730        $     -      $(23,274)(2)  $1,438,280
Operating Income (Loss) . . . . . . . . .         107,922        15,707           4,749         (2,885)            -         125,493
Identifiable Assets . . . . . . . . . . .       1,440,279       199,605          46,205         33,771       (70,871)      1,648,989
Depreciation, Depletion and Amortization           70,289         2,195           3,818            132             -          76,434
Capital Expenditures  . . . . . . . . . .         129,423        35,935           5,484            467             -         171,309

1991
- ----

Operating Revenues  . . . . . . . . . . .      $1,040,781      $193,310         $62,430        $     -      $(20,242)(2)  $1,276,279
Operating Income (Loss) . . . . . . . . .          85,979        15,702           1,887         (4,927)            -          98,641
Identifiable Assets . . . . . . . . . . .       1,363,291       144,811          44,846         18,936       (54,497)      1,517,387
Depreciation, Depletion and Amortization           68,345         1,988           3,613            135             -          74,081
Capital Expenditures  . . . . . . . . . .         118,245         6,468           2,600            181             -         127,494


(1) In June 1993, MCN consolidated its gas marketing activities by transferring its utility gas brokering business to Gas Services. The segment information included herein is presented as though the combined gas marketing business was part of Gas Services for all periods presented.

(2) Intercompany eliminations include revenue of the Computer Operations Services from the Utility Services of $15,340, $15,631 and $14,731 for 1993, 1992 and 1991, respectively. The remaining balance is primarily for gas transportation and gas sales between Utility Services and Gas Services.

TO THE BOARD OF DIRECTORS OF MCN CORPORATION:

We have audited the accompanying consolidated statements of financial position of MCN Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and capitalization for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCN Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 8b to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."



/s/  Deloitte & Touche
     Detroit, Michigan
     February 8, 1994

                      SUPPLEMENTARY FINANCIAL INFORMATION


SELECTED FINANCIAL DATA (Unaudited)                        1993            1992           1991            1990           1989
                                                        ----------      ----------     ----------      ----------     ----------
(Dollars in Thousands Except Per Share Amounts)
NET INCOME  . . . . . . . . . . . . . . . . . . .       $   72,790      $   57,118     $   35,078      $   32,336     $   49,785
                                                        ----------      ----------     ----------      ----------     ----------
                                                        ----------      ----------     ----------      ----------     ----------

CASH DIVIDENDS DECLARED ON COMMON STOCK . . . . .       $   49,527      $   44,940     $   40,400      $   37,519     $   35,474
                                                        ----------      ----------     ----------      ----------     ----------
                                                        ----------      ----------     ----------      ----------     ----------

COMMON STOCK DATA
Earnings per share  . . . . . . . . . . . . . . .       $     2.48      $     2.11     $     1.42      $     1.38     $     2.20
Book value per share  . . . . . . . . . . . . . .       $    15.94      $    14.88     $    13.22      $    12.61     $    12.86
Return on average common shareholders' equity . .             16.1%           14.6%          10.8%           10.8%          18.2%
Actual common shares outstanding (000)  . . . . .           29,496          29,146         26,388          23,930         23,232
Average shares outstanding (000)  . . . . . . . .           29,321          27,108         24,693          23,516         22,662

PROPERTY, PLANT AND EQUIPMENT
Utility Services  . . . . . . . . . . . . . . . .       $2,101,616      $1,981,741     $1,866,971      $1,755,033     $1,669,980
Nonutility Services . . . . . . . . . . . . . . .          182,913         116,394         75,179          66,784         13,744
                                                        ----------      ----------     ----------      ----------     ----------
                                                         2,284,529       2,098,135      1,942,150       1,821,817      1,683,724
Less - Accumulated depreciation and depletion . .        1,047,941         983,038        919,004         857,092        810,055
                                                        ----------      ----------     ----------      ----------     ----------
Net . . . . . . . . . . . . . . . . . . . . . . .       $1,236,588      $1,115,097     $1,023,146      $  964,725     $  873,669
                                                        ----------      ----------     ----------      ----------     ----------
                                                        ----------      ----------     ----------      ----------     ----------

TOTAL ASSETS  . . . . . . . . . . . . . . . . . .       $1,864,430      $1,648,989     $1,517,387      $1,500,360     $1,365,318
                                                        ----------      ----------     ----------      ----------     ----------
                                                        ----------      ----------     ----------      ----------     ----------

CAPITAL INVESTMENTS . . . . . . . . . . . . . . .       $  245,178      $  202,071     $  145,021      $  177,667     $   83,033
                                                        ----------      ----------     ----------      ----------     ----------
                                                        ----------      ----------     ----------      ----------     ----------

CAPITALIZATION
Long-term debt and capital lease obligations  . .       $  494,821      $  379,811     $  328,052      $  320,516     $  307,421
Redeemable cumulative preferred stock . . . . . .            5,618           9,000         12,000          15,000         18,000
Common shareholders' equity . . . . . . . . . . .          470,168         433,808        348,937         301,791        298,720
                                                        ----------      ----------     ----------      ----------     ----------

                                                        $  970,607      $  822,619     $  688,989      $  637,307     $  624,141
                                                        ----------      ----------     ----------      ----------     ----------
                                                        ----------      ----------     ----------      ----------     ----------

OPERATING REVENUES (1)
Utility Services:
  Gas sales . . . . . . . . . . . . . . . . . . .       $  983,083      $  969,221     $  929,339      $  895,092     $1,094,991
  End user transportation . . . . . . . . . . . .           71,718          70,160         63,298          58,355         53,097
  Intermediate transportation . . . . . . . . . .           19,637          17,840          7,979           4,535          2,989
  Storage services  . . . . . . . . . . . . . . .           10,090           9,584         16,946          26,329         25,929
  Conservation and other assistance programs  . .           23,935          27,677         30,803          15,550          4,134
  Application of (provision for) refunds - net  .           (3,165)         43,792        (15,799)         12,203        (14,387)
  Other . . . . . . . . . . . . . . . . . . . . .           13,891          13,248          8,215           7,244          6,298
                                                        ----------      ----------     ----------      ----------     ----------

                                                         1,119,189       1,151,522      1,040,781       1,019,308      1,173,051
                                                        ----------      ----------     ----------      ----------     ----------

Nonutility Services:
  Gas sales and transportation  . . . . . . . . .          301,496         242,302        193,310         163,436        115,363
  Computer operations services and other . . . .            74,391          67,730         62,430          44,627         24,411
                                                        ----------      ----------     ----------      ----------     ----------

                                                           375,887         310,032        255,740         208,063        139,774
                                                        ----------      ----------     ----------      ----------     ----------

Less intercompany transactions  . . . . . . . . .           25,497          23,274         20,242          18,032         16,180
                                                        ----------      ----------     ----------      ----------     ----------

                                                        $1,469,579      $1,438,280     $1,276,279      $1,209,339     $1,296,645
                                                        ----------      ----------     ----------      ----------     ----------
                                                        ----------      ----------     ----------      ----------     ----------

EFFECT OF WEATHER
Degree days . . . . . . . . . . . . . . . . . . .            6,675           6,607          6,092           5,967          7,092
Percent colder (warmer) than normal . . . . . . .             (2.2)%          (3.7)%        (10.7)%         (12.5)%          4.0%
Increase (decrease) from normal in:
  Gas markets (MMcf)  . . . . . . . . . . . . . .           (4,328)        (10,218)       (17,110)        (21,369)         5,149
  Net income  . . . . . . . . . . . . . . . . . .       $   (3,696)     $   (8,728)    $  (13,268)     $  (15,623)    $    3,542
  Earnings per share  . . . . . . . . . . . . . .       $     (.13)     $     (.32)    $     (.54)     $     (.66)    $      .16


(1) In June 1993, MCN consolidated its gas marketing activities by transferring its utility gas brokering business to Nonutility Services. The segment information included herein is presented as though the combined gas marketing business was part of Nonutility Services for all periods presented.

                      SUPPLEMENTARY FINANCIAL INFORMATION


SELECTED FINANCIAL DATA (Unaudited)                 1993          1992            1991           1990            1989
                                                 ---------     ----------      ----------     ----------      ----------
GAS MARKETS (MMcf)
Utility Services:
  Gas sales . . . . . . . . . . . . . . .          205,372        203,110         192,770        188,066         214,051
  End user transportation . . . . . . . .          128,643        129,722         119,846        111,373         115,045
  Intermediate transportation . . . . . .          281,116        183,978         105,496         73,330          59,901
                                                 ---------      ---------      ----------     ----------      ----------
                                                   615,131        516,810         418,112        372,769         388,997
                                                 ---------      ---------      ----------     ----------      ----------

Nonutility Services:
  Gas sales . . . . . . . . . . . . . . .          122,849        112,263          91,968         74,380          55,164
  Transportation  . . . . . . . . . . . .           21,840         25,382          25,335              -               -
                                                 ---------       ---------      ----------     ----------      ----------
                                                   144,689        137,645         117,303         74,380          55,164
                                                 ---------      ---------      ----------     ----------      ----------

Less intercompany transactions  . . . . .           17,406          6,816           2,509             89               -
                                                 ---------       ---------      ----------     ----------      ----------

Total . . . . . . . . . . . . . . . . . .          742,414        647,639         532,906        447,060         444,161
                                                 ---------      ---------      ----------     ----------      ----------
                                                 ---------      ---------      ----------     ----------      ----------

UTILITY CUSTOMERS
Residential . . . . . . . . . . . . . . .        1,061,679      1,050,533       1,045,618      1,038,260       1,014,283
Total . . . . . . . . . . . . . . . . . .        1,141,986      1,130,165       1,124,792      1,116,924       1,090,970

EMPLOYEES
Utility Services  . . . . . . . . . . . .            3,379          3,588           3,544          3,489           3,364
Nonutility Services . . . . . . . . . . .              489            380             338            380             173


QUARTERLY OPERATING RESULTS AND COMMON STOCK PRICES (Unaudited)
Due to the seasonal nature of MCN's utility operations, revenues, net income and earnings per share tend to be higher in the first and fourth quarters of the calendar year. Quarterly earnings per share may not total for the years, since quarterly computations are based on weighted average common shares outstanding during each quarter. There were 26,512 and 26,856 holders of record of MCN common shares at December 31, 1993 and 1992, respectively.

                                                     First         Second           Third          Fourth
                                                     Quarter       Quarter         Quarter         Quarter          Year
                                                     -------       -------         -------         -------       ---------
(Dollars in Thousands Except Per Share Amounts)
1993

Operating revenues  . . . . . . . . . . .          $556,738       $287,526        $180,508        $444,807      $1,469,579
Operating income (loss) . . . . . . . . .          $ 90,640       $  6,994        $ (9,404)       $ 55,656      $  143,886
Net income (loss)   . . . . . . . . . . .          $ 54,044       $  1,938        $(11,220)       $ 28,028      $   72,790
Earnings (loss) per share . . . . . . . .          $   1.85       $    .07        $   (.38)       $    .95      $     2.48

Dividends paid per share  . . . . . . . .          $    .42       $    .42        $    .42        $    .43      $     1.69
Average daily trading volume  . . . . . .            72,269         56,798          40,678          33,186          50,539

Price per share
  High  . . . . . . . . . . . . . . . . .          $ 33.625       $ 34.875        $ 36.500        $ 36.625      $   36.625
  Low . . . . . . . . . . . . . . . . . .          $ 29.000       $ 30.875        $ 33.000        $ 33.875      $   29.000
  Close . . . . . . . . . . . . . . . . .          $ 33.625       $ 34.875        $ 34.875        $ 34.750      $   34.750


1992

Operating revenues  . . . . . . . . . . .          $534,852       $268,494        $184,938        $449,996      $1,438,280
Operating income (loss) . . . . . . . . .          $ 98,070       $ 11,829        $(15,557)       $ 31,151      $  125,493
Net income (loss) (2) . . . . . . . . . .          $ 57,034       $  1,534        $(15,159)       $ 13,709      $   57,118
Earnings (loss) per share . . . . . . . .          $   2.16       $    .06        $   (.57)       $    .48      $     2.11

Dividends paid per share  . . . . . . . .          $    .41       $    .41        $    .41        $    .42      $     1.65
Average daily trading volume  . . . . . .            31,462         33,429          57,091          73,133          48,907

Price per share
  High  . . . . . . . . . . . . . . . . .          $ 24.500       $ 24.875        $ 28.125        $ 31.000      $   31.000
  Low . . . . . . . . . . . . . . . . . .          $ 21.750       $ 21.625        $ 24.625        $ 25.250      $   21.625
  Close . . . . . . . . . . . . . . . . .          $ 22.625       $ 24.875        $ 27.625        $ 30.875      $   30.875


(2) Fourth quarter earnings for 1992 reflect two provisions that decreased net income, one related to the Performance Incentive Plan for $5,900 ($.21 per share) and the other related to the Supply Realignment Plan $3,600 ($.13 per share) (Note 6).