Form 10-K405, Exhibit 13
period 1994-12-31
MCN CORP
filed 1995-02-28
CIK 837579

                                                                    EXHIBIT 13-1




                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

Earnings hit record high - MCN's earnings rose to a record $77.8 million ($1.31 per share) in 1994, an increase of $5.0 million ($.07 per share) or 7% from 1993. This performance reflects in part the success of the strategic direction discussed below. Earnings for 1993 increased $15.7 million ($.19 per share) from 1992. All common share and per share amounts reflect a November 1994 two-for-one stock split (Note 3c). A summary of financial performance follows:



                                                                         1994           1993             1992
                                                                       ------          -----            -----
Net Income (in Millions)
   Gas Distribution . . . . . . . . . . . . . . .                      $ 61.0          $62.6            $49.4
   Diversified Services . . . . . . . . . . . . .                        16.8           10.2              7.7
                                                                       ------          -----            -----

                                                                       $ 77.8          $72.8            $57.1
                                                                      =======          =====            =====
Earnings Per Share
   Gas Distribution . . . . . . . . . . . . . . .                      $ 1.03          $1.07            $ .91
   Diversified Services . . . . . . . . . . . . .                         .28            .17              .14
                                                                       ------          -----             ----

                                                                       $ 1.31          $1.24            $1.05
                                                                       ======          =====            =====


Strategic direction - The natural gas industry has been changing rapidly in recent years and is positioned for future growth. Given these changes, management has capitalized on investment opportunities within the gas industry to significantly grow MCN. Accordingly, MCN's strategic direction continues to be to invest in a portfolio of gas-related projects, including gas distribution, exploration & production, gathering & processing systems, storage projects, cogeneration facilities and other areas of expertise.


EFFECT OF WEATHER ON GAS MARKETS AND EARNINGS

                                                                       1994             1993             1992
                                                                      -----            -----            -----
Percentage Colder (Warmer)
   than Normal  . . . . . . . . . . . . . . . . .                     (4.2)%           (2.2)%           (3.7)%
Increase (Decrease) from Normal in:
   Gas Markets (Bcf)  . . . . . . . . . . . . . .                     (4.4)            (4.3)           (10.2)
   Net Income (Millions)  . . . . . . . . . . . .                   $ (4.0)          $ (3.7)          $ (8.7)
   Earnings Per Share . . . . . . . . . . . . . .                   $ (.07)          $ (.06)          $ (.16)

GAS DISTRIBUTION
Earnings produce a 15.2% return on equity - Gas Distribution operations maintained a high level of earnings, delivering one of the highest returns among local distribution companies. Earnings for 1994 of $61.0 million decreased by $1.6 million ($.04 per share) compared to 1993, reflecting a lower return on equity authorized in MichCon's last rate order which went into effect in January 1994. Earnings for 1993 increased by $13.2 million ($.16 per share) over 1992. The increase was due primarily to lower operating costs, which reflect a focused effort to control costs, and higher gas sales as a result of colder weather. Although Gas Distribution has maintained a high return on equity, its results have been affected by significantly warmer-than-normal weather over the past three years.

GROSS MARGIN
Gross margin up 9% - Gas Distribution gross margin (operating revenues less cost of gas) increased $48.1 million and $17.1 million in 1994 and 1993, respectively. The increases reflect expanded gas markets and higher sales rates, as subsequently discussed.

GAS DISTRIBUTION (in Millions)

                                                                           1994           1993          1992
                                                                         --------       --------      --------
Operating Revenues* . . . . . . . . . . . . . . . . . . . . .            $1,126.1       $1,129.3     $1,160.5
Cost of Gas   . . . . . . . . . . . . . . . . . . . . . . . .               536.7          588.0        636.3
                                                                         --------       --------     --------
  Gross Margin  . . . . . . . . . . . . . . . . . . . . . . .               589.4          541.3        524.2
                                                                         --------       --------     --------
Other Operating Expenses*
  Operation & Maintenance . . . . . . . . . . . . . . . . . .               317.2          280.3        286.7
  Depreciation & Depletion  . . . . . . . . . . . . . . . . .                84.8           74.4         70.3
  Property & Other Taxes  . . . . . . . . . . . . . . . . . .                58.7           58.9         59.3
                                                                         --------       --------      -------
                                                                            460.7          413.6        416.3
                                                                         --------       --------     --------
Operating Income  . . . . . . . . . . . . . . . . . . . . . .               128.7          127.7        107.9
                                                                         --------       --------     --------
Equity in Earnings of
 Joint Ventures . . . . . . . . . . . . . . . . . . . . . . .                 2.0            3.1          (.7)
                                                                         --------       --------      -------
Other Income & (Deductions)*
  Interest Income . . . . . . . . . . . . . . . . . . . . . .                 4.2            4.1          6.6
  Interest on Long-Term Debt  . . . . . . . . . . . . . . . .               (28.0)         (25.7)       (28.0)
  Other Interest Expense  . . . . . . . . . . . . . . . . . .                (9.1)          (8.0)        (8.2)
  Other       . . . . . . . . . . . . . . . . . . . . . . . .                (5.2)          (6.0)        (2.4)
                                                                         --------       --------      -------
                                                                            (38.1)         (35.6)       (32.0)
                                                                         --------       --------     --------

Income Before Income Taxes  . . . . . . . . . . . . . . . . .                92.6           95.2         75.2
                                                                         --------       --------     --------

Income Taxes  . . . . . . . . . . . . . . . . . . . . . . . .                31.6           32.6         25.8
                                                                         --------       --------     --------

Net Income    . . . . . . . . . . . . . . . . . . . .  . . . .           $   61.0       $   62.6     $   49.4
                                                                         ========       ========     ========


*Includes intercompany transactions (Note 13)

GAS MARKETS

End user transportation up 9% - End user transportation deliveries increased
11.4 Bcf in 1994 reflecting an overall higher level of gas usage by large-volume commercial and industrial customers. End user transportation customers purchase gas directly from gas producers or marketers, including MCN's gas marketing subsidiaries, and then contract with MichCon to deliver the gas to their place of business. Gas sales increased 2.3 Bcf in 1993 due primarily to weather being colder than in 1992.



GAS DISTRIBUTION MARKETS (in Bcf)

                                                                           1994           1993         1992
                                                                          ------         ------       ------
Gas Sales*    . . . . . . . . . . . . . . . . . . . . . . . .              204.4          205.4         203.1
End User Transportation . . . . . . . . . . . . . . . . . . .              140.0          128.6         129.7
Intermediate Transportation*  . . . . . . . . . . . . . . . .              303.6          281.1         184.0
                                                                          ------         ------        ------
                                                                           648.0          615.1         516.8
                                                                          ======         ======        ======


*Includes intercompany volumes

      During the third quarter of 1994, MCN and Destec Energy began construction of a 123 megawatt cogeneration plant in Ludington, Michigan. MichCon will provide end user transportation of the natural gas needed to fuel the plant, approximately nine Bcf annually, upon its completion in late 1995.

      Intermediate transportation increases 8% - Intermediate transportation volumes continue to rise, increasing by 22.5 Bcf and 97.1 Bcf in 1994 and 1993, respectively. The increases are due to additional volumes transported for ANR Pipeline Company (ANR), Michigan gas producers and other shippers. In connection with the April 1993 start-up of the Blue Lake gas storage project, MichCon began transporting gas for ANR under a firm, long-term contract.
Profit margins on intermediate transportation services are considerably less than margins on gas sales or for end user transportation markets.

      There has been a significant increase in Michigan Antrim gas production over the past few years, resulting in a growing demand by gas producers and brokers for intermediate transportation services. Intermediate transportation deliveries have nearly tripled since 1991 and have resulted from time to time in capacity constraints on MichCon's northern Michigan pipeline system. MichCon currently has a proposal before the Michigan Public Service Commission
(MPSC) to construct facilities to expand transportation capacity. This proposal, as well as other competing proposals, are being reviewed by the MPSC and a decision is expected early in 1995.

RATE MATTERS

MichCon has implemented a number of rate increases since 1991 to recover higher operating costs and costs relating to low income customer assistance programs.

      In October 1993, MichCon received approval from the MPSC in its general rate case to increase rates $15.7 million, beginning in January 1994. The higher rates included $28.7 million for retiree health care benefits recognized under new accounting requirements and $8.1 million for higher depreciation rates. Additionally, the MPSC's decision lowered MichCon's allowed rate of return on common equity to 11.5%.

      During 1993 and 1992, MichCon operated under a comprehensive agreement which provided for an operating incentive plan that allowed for annual rate adjustments to recover the effects of inflation on operation and maintenance expenses based on changes in the Consumer Price Index. MichCon received an inflation related increase in rates of $4.9 million, effective January 1992. The comprehensive agreement also contained a performance incentive provision designed to adjust rates if weather-normalized earnings were above or below a specified range of return on common equity. Increased gas markets enabled MichCon to earn returns above the specified range in 1992 which resulted in a portion of these higher earnings being shared with customers. A provision for this sharing of earnings with customers was recorded in the fourth quarter of 1992, which reduced net income by $5.9 million.

      MichCon received MPSC approval to increase rates from March 1992 through February 1993 by $6.8 million to recover costs relating to the Michigan Department of Social Services (DSS) Heating Assistance Program. This program was extended through February 1994 with the MPSC approving new rates of $10.5 million, effective February 1993. MichCon also received MPSC approval to extend $6 million of rates related to DSS uncollectible gas accounts for 1993.

COST OF GAS
Cost of gas is affected by variations in sales volumes and cost of gas rates. Through the Gas Cost Recovery (GCR) mechanism, MichCon's rates are set to recover 100% of prudently and reasonably incurred gas costs. Therefore, significant fluctuations in total gas costs have little effect on gross margins or earnings.

      Cost of gas sold decreased in 1994 as a result of slightly lower gas sales volumes and significantly lower market prices for natural gas. For 1993, cost of gas sold decreased as a result of a reduction in the unit cost of gas, partially offset by the effect of slightly higher gas sales volumes. Lower fixed costs under a gas purchase contract with ANR reduced the unit cost of gas in 1993. The cost of gas sold per thousand cubic feet decreased by $.26 (9%) during 1994 and by $.24 (8%) during 1993.

      As discussed in the Summary of Accounting Policies, MichCon's rates are set to recover its lost gas costs using an averaging method based on historical lost gas experience. For the seasonal cycle ended August 1994, the actual lost gas experienced was lower than the historical average lost gas amount, which resulted in a $6.2 million reduction in cost of gas during 1994. No significant adjustment occurred during 1993.

      The Federal Energy Regulatory Commission (FERC) issued Order No. 636 in 1992 which required interstate pipelines to separate their pipeline sales service into its various service components. The order also allows interstate pipelines to recover their prudently incurred transition costs resulting from restructuring. ANR, MichCon's primary interstate natural gas transporter, implemented its Order No. 636 restructuring in November 1993. During 1994, ANR filed several transition cost recovery requests. MichCon accrued its portion of these costs totaling $5.4 million, of which $3.9 million is reflected in cost of gas. These transition costs are recoverable through the GCR mechanism, and therefore, an asset has been recorded for their future recovery. As periodic filings are made by ANR, MichCon will accrue its allocated portion. It is management's belief that there will be no effect on earnings.

      In 1993, the FERC issued an order which required Panhandle Eastern Pipe Line Company (Panhandle) to refund to MichCon the costs of certain direct billings totaling $5.4 million plus interest of $4.4 million. During 1994, the FERC issued an order permitting Panhandle to seek reimbursement of the $4.4 million in interest from MichCon. MichCon is currently seeking rehearing of the FERC order. Should MichCon ultimately be unsuccessful in defeating the FERC order, it is anticipated that these costs will be recoverable through the GCR mechanism. Accordingly, an asset has been recorded for their future recovery.

OTHER OPERATING EXPENSES

OPERATION AND MAINTENANCE expenses increased due to higher postretirement benefit costs of $29.8 million in 1994 being recognized as a result of the new accounting requirements under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These costs are being recovered in rates that became effective in January 1994. Management's efforts to reduce operating costs resulted in a decrease in operation and maintenance expenses in 1993 and helped moderate the 1994 increase. Management is continuously assessing ways to improve Gas Distribution's cost competitiveness and quality of customer service. MichCon has recently reorganized along "core business processes," which has streamlined its organizational structure. The number of Gas Distribution employees has declined by 8% since 1992.

      Operation and maintenance expenses in future years may be affected by investigation and remediation costs associated with several environmentally contaminated sites, as discussed in detail in the "Environmental Matters" section that follows. Management anticipates that these costs will not materially affect earnings as such amounts are expected to be recoverable in rates.

      In February 1994, President Clinton submitted a proposed federal budget for the 1995 fiscal year reflecting a 50% reduction in funding for the Low-Income Home Energy Assistance Program (LIHEAP). This proposed reduction was defeated by Congress in October 1994, and $1.3 billion was approved for the 1995 fiscal year, which is a reduction of $.1 billion. In November 1994, however, officials indicated that all federal programs would be reviewed for cuts or elimination, including LIHEAP. MichCon is working to maintain this funding. LIHEAP funding currently provides approximately $78 million in heating assistance to 385,000 Michigan households through the DSS, with approximately 40% of the funds going to MichCon customers.

      DEPRECIATION AND DEPLETION increased in 1994 and 1993 due to higher plant balances, reflecting capital expenditures of $419 million over the past three years. In addition, higher depreciation rates that were implemented in January 1994 contributed to the 1994 increase. The higher costs do not materially affect 1994 earnings because these costs are reflected in the January 1994 rate increase. Depreciation and depletion expenses are expected to increase in future years due to higher planned capital investments.

      PROPERTY AND OTHER TAXES decreased slightly in 1994 reflecting recently enacted Michigan legislation which lowered property taxes. Although the tax reduction lowered property taxes in 1994 and will lower property taxes in future years, it is not expected to significantly affect earnings because the MPSC has approved the acceleration of amortization of the deferred 1993 postretirement costs to offset these tax savings (Note 8b).

EQUITY IN EARNINGS OF JOINT VENTURES

      Earnings from joint ventures decreased in 1994, but increased in 1993. The 1994 decrease was due primarily to higher operating and interest expenses from the Blue Lake gas storage project. MCN's 50% interest in the Blue Lake project is owned equally by Gas Distribution and Diversified Services. The 1993 increase in earnings from joint ventures reflects earnings from the Blue Lake storage project which began operations in April 1993.

OTHER INCOME AND DEDUCTIONS

      INTEREST INCOME decreased in 1993 due to interest received in 1992 on a refund of windfall profit taxes as well as a 1992 interest adjustment on MichCon's energy conservation programs.

      INTEREST ON LONG-TERM DEBT increased in 1994 due to issuing $80 million of first mortgage bonds in September 1994 and $120 million in September 1993. The decrease in 1993 reflects lower financing costs resulting from the refinancing of $160.1 million of first mortgage bonds since September 1992 (Note 3a).

      OTHER INTEREST EXPENSE in 1994 and 1993 reflects interest on varying levels of pending customer refunds during the periods.

      OTHER INCOME AND DEDUCTIONS for 1994 and 1993 reflect higher charitable contributions. The 1993 increase also reflects the write-off of certain assets.

INCOME TAXES

      Income taxes decreased in 1994 and increased in 1993 as a result of changes in earnings. Additionally, 1993 reflects The Omnibus Budget Reconciliation Act of 1993 which increased the corporate tax rate to 35% effective January 1993. Income taxes were reduced by $3.3 million, $1.2 million and $1.3 million during 1994, 1993 and 1992, respectively, due to the favorable resolution of prior years' tax issues.

ENVIRONMENTAL MATTERS

MANUFACTURED GAS PLANTS - Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MichCon and Citizens own or previously owned 17 such former manufactured gas plant (MGP) sites.

      During the mid-1980's, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to the byproducts of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Natural Resources (MDNR). None of these former MGP sites are on the National Priorities List prepared by the U.S. Environmental Protection Agency (USEPA).

      MCN is not involved in any administrative proceedings regarding these former MGP sites, but is currently negotiating a remedial action plan for one site with the MDNR and is conducting more extensive investigations at three other sites. MichCon is, however, involved in a suit with an adjacent property owner regarding one site. Management believes that the property owner's claims have no merit, and MichCon is vigorously defending this suit.

      In 1984, MichCon established an $11.7 million reserve for environmental investigation and remediation. During 1994, MichCon spent $.6 million investigating its former MGP sites. The balance in the reserve at December 31, 1994 was $5.5 million.

      During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of the reserve. In addition, MCN has notified more than 50 current and former insurance carriers of the environmental conditions at its former MGP sites and requested insurance coverage for costs associated with the investigation and remediation of these sites. MCN is pursuing any claims it may have against these carriers.

      MCN is currently unable to estimate the future costs to be incurred in the investigation and remediation of these former MGP sites. Management believes, however, that insurance coverage and the cost deferral and rate recovery mechanism will prevent environmental costs from having a material adverse impact on MCN's financial results.

HARBORTOWN - MichCon Development Company, a 100% owned subsidiary of MichCon, has a minority interest in four partnerships that are developing Harbortown. Harbortown is a residential development that is being constructed on a 50 acre parcel along the Detroit River. Environmental and other approvals were received in 1984, prior to construction. In 1991, the partnerships undertook additional environmental testing at Harbortown to assess whether there was any potential public health risk from the presence of metals detected in certain past soil samples. In 1992, the MDNR accepted the results of this risk assessment and agreed that there was no health risk due to lead in Harbortown surface soils.

      During 1994, the partnerships completed additional environmental testing and submitted a remedial action plan for Harbortown to the MDNR. The remedy includes meeting certain landscaping requirements and, during future development, excavation controls consistent with occupational safety and health regulations. The MDNR supported the proposed remedy at a public meeting in early 1995. Management expects approval of the proposed remedy and believes that its implementation will not have a material adverse impact on future development opportunities at Harbortown or the financial statements of MCN.

OTHER - In 1993, MichCon received a general notice of liability letter from the USEPA stating that it is one of two potentially responsible parties at a suspected dump site in Wyandotte, Michigan. The USEPA requested that MichCon undertake a remedial investigation and feasibility study at the site. MichCon has investigated its prior activities in the area, as well as the USEPA's bases for its conclusion, and does not believe that it is responsible for any contamination that may exist at the site. In early 1994, MichCon informed the USEPA of this belief and declined to undertake the requested activities at the site. MichCon has not received any additional requests from the USEPA.

DIVERSIFIED SERVICES
Earnings increase 65% -- The Diversified Services group continued its rapid growth in 1994, contributing 22% of MCN's total earnings. Diversified Services earnings for 1994 increased $6.6 million ($.11 per share) compared to 1993. Higher earnings from both the gas services and the computer operations services segments contributed to the improvement, as subsequently discussed.

      Similarly, Diversified Services earnings for 1993 increased $2.5 million ($.03 per share) over 1992. This improvement also reflects increased earnings from natural gas storage and gas processing joint ventures.

DIVERSIFIED SERVICES (in Millions)

                                                                            1994           1993          1992
                                                                           ------         ------        ------
Operating Revenues*
  Gas Services  . . . . . . . . . . . . . . . . . . . . . . .              $357.3         $301.5       $242.3
  Computer Operations Services  . . . . . . . . . . . . . . .                88.2           74.4         67.7
                                                                           ------         ------       ------
                                                                            445.5          375.9        310.0
                                                                           ------         ------       ------
Operating Expenses*
  Gas Services  . . . . . . . . . . . . . . . . . . . . . . .               330.3          284.6        226.6
  Computer Operations Services  . . . . . . . . . . . . . . .                81.6           69.2         63.0
  Corporate & Other . . . . . . . . . . . . . . . . . . . . .                 7.9            5.9          2.9
                                                                           ------         ------       ------
                                                                            419.8          359.7        292.5
                                                                           ------         ------       ------
Operating Income (Loss)
  Gas Services
      Gas Marketing & Cogeneration  . . . . . . . . . . . . .                 5.1            5.9          6.1
      Gas Gathering & Processing  . . . . . . . . . . . . . .                 8.2            8.9          9.6
      Exploration & Production  . . . . . . . . . . . . . . .                13.7            2.1            -
                                                                           ------         ------       ------
                                                                             27.0           16.9         15.7
  Computer Operations Services  . . . . . . . . . . . . . . .                 6.6            5.2          4.7
  Corporate & Other . . . . . . . . . . . . . . . . . . . . .                (7.9)          (5.9)        (2.9)
                                                                           ------         ------       ------
                                                                             25.7           16.2         17.5
                                                                           ------         ------       ------
Equity in Earnings of
 Joint Ventures . . . . . . . . . . . . . . . . . . . . . . .                 4.3            4.6          (.1)
                                                                           ------         ------       ------
Other Income & (Deductions)*
  Interest Income . . . . . . . . . . . . . . . . . . . . . .                 4.0            1.4          1.3
  Interest Expense  . . . . . . . . . . . . . . . . . . . . .               (13.5)          (5.3)        (4.3)
  Minority Interest . . . . . . . . . . . . . . . . . . . . .                (2.9)          (3.3)        (3.6)
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . .                (2.4)           (.1)          .1
                                                                           ------         ------       ------
                                                                            (14.8)          (7.3)        (6.5)
                                                                           ------         ------       ------
Income Before Income Taxes  . . . . . . . . . . . . . . . . .                15.2           13.5         10.9
                                                                           ------         ------       ------
Income Taxes
  Current and Deferred Provision  . . . . . . . . . . . . . .                 6.3            5.6          3.2
  Federal Gas Production Tax
   Credits  . . . . . . . . . . . . . . . . . . . . . . . . .                (7.9)          (2.3)           -
                                                                           ------         ------       ------
                                                                             (1.6)           3.3          3.2
                                                                           ------         ------       ------

Net Income  . . . . . . . . . . . . . . . . . . . . . . . . .              $ 16.8         $ 10.2       $  7.7
                                                                           ======         ======       ======

- -------------------------------------------------------------------------------

*Includes intercompany transactions (Note 13)

GAS SERVICES
Operating income increases 60% -- Gas Services increase in operating income of $10.1 million and $1.2 million in 1994 and 1993, respectively, reflects earnings from the relatively new gas exploration & production operations which began producing gas in early 1993. The improvements were partially offset by slight declines in the gas marketing & cogeneration and gas gathering & processing businesses.

DIVERSIFIED SERVICES GAS STATISTICS (in Bcf)

                                                                              1994           1993          1992
                                                                             -----          -----          ----
Gas Sales*
  Gas Marketing & Cogeneration  . . . . . . . . . . . . . . .                142.4          122.8        112.3
  Exploration & Production**  . . . . . . . . . . . . . . . .                  7.5             .1            -
Transportation  . . . . . . . . . . . . . . . . . . . . . . .                 20.5           21.8         25.4
                                                                             -----          -----        -----

                                                                             170.4          144.7        137.7
                                                                             =====          =====        =====

Exchange Gas Flows  . . . . . . . . . . . . . . . . . . . . .                 23.0           21.0          5.5
                                                                             =====          =====        =====

Company Gas Production  . . . . . . . . . . . . . . . . . . .                 16.5            2.3            -
                                                                             =====          =====        =====



*Includes intercompany volumes
**Represents gas sales made directly to third parties by E&P operations.  Other
  E&P production is sold to affiliated companies for marketing.

      GAS MARKETING & COGENERATION operating income decreased $.8 million during 1994 despite an increase in gas sales of 19.6 Bcf. The decrease reflects reduced profit margins due to lower gas prices during the second half of the year and higher costs associated with increased storage and transportation capacity. The increased storage and transportation costs were incurred to support an anticipated higher level of gas sales in future periods. The reduced profit margins were partially offset by additional revenues earned from providing gas peaking services and increased volumes related to exchange gas contracts. Typically under exchange contracts, MCN's gas marketing business delivers gas to customers during periods of peak demand and takes redelivery of the gas at an off-peak time.

      Earnings from gas marketing & cogeneration declined $.2 million during 1993. The decline in operating income reflects lower margins on gas sales which were significantly impacted by a spike in spot market prices during the first half of 1993. A more comprehensive hedging program was subsequently implemented to minimize the effect on margins of fluctuations in gas prices. During 1994 and the latter half of 1993, more favorable margins were maintained due to the use of natural gas futures and options contracts.

      During the 1994 third quarter, MCN and Destec Energy began construction of a 123 megawatt cogeneration plant, as discussed in the "Equity in Earnings of Joint Ventures" section that follows. Upon its completion in late 1995, MCN's gas marketing & cogeneration business will supply nine Bcf of natural gas needed annually to fuel the plant.

      GAS GATHERING & PROCESSING operating income decreased by $.7 million during 1994 and 1993 due to declines in transportation volumes of 1.3 Bcf and
3.6 Bcf, respectively. The declines in volumes were primarily due to lower gas production from fields currently utilizing MCN's Saginaw Bay pipeline system.
A reduction in operating costs during 1994 and 1993 partially offset the effect of the decline in transportation volumes.

      MCN expands its transportation network - In response to an increase in Michigan Antrim gas production, MCN is partnering with others to meet a growing demand for transportation and processing services. Specifically, MCN is both constructing and acquiring pipeline extensions and processing plants which will interconnect with MCN's existing Gas Distribution and Diversified Services pipeline network, including the Saginaw Bay system. Certain facilities, which became operational in the 1994 fourth quarter, combined with additional facilities that are expected to be operational in early 1995, have the capability of increasing gas deliveries by more than 30 Bcf per year. This expansion is expected to mitigate the effect of a decrease in the transportation rate of one major customer that will become effective in January 1996. The rate decrease is in accordance with the terms of a 15-year contract that reduces the transportation rate for the last 10 years of the agreement.

      EXPLORATION & PRODUCTION (E&P) operating income increased $11.6 million during 1994 and contributed $2.1 million in 1993. The results are due to the start-up of production in early 1993 as well as production from newly acquired properties, as discussed below, and the development of other new projects during 1994. Additionally, E&P operations have lowered the income taxes of the Diversified Services group through the generation of $7.9 million and $2.3 million of federal production tax credits during 1994 and 1993, respectively.

      The E&P operating results were achieved despite much lower-than-expected natural gas prices in the latter half of 1994. The results were due in part to MCN's risk management strategy of hedging sales prices on gas produced to increase the likelihood of achieving targeted rates of return. As of December 31, 1994, MCN's gas production for the next ten years was largely hedged at prices substantially above year end levels.

      MCN acquires natural gas reserves - MCN made significant investments in natural gas reserves throughout 1994, acquiring interests in over 800 gas wells located primarily in Oklahoma, Kansas and Texas. Additionally, MCN drilled approximately 250 new wells during 1994. Since the establishment of the E&P program in 1992, MCN has invested over $275 million in such projects (Note 12). As of December 31, 1994, MCN owned 422 Bcf of proved reserves, 363 Bcf of potential gas reserves and 1,340 thousand barrels (Mbbl) (equivalent to 8 Bcf) of proved and potential oil reserves.

COMPUTER OPERATIONS SERVICES
Operating income increases over 25% - Computer operations services operating income increased $1.4 million and $.5 million during 1994 and 1993, respectively. The improvements reflect higher operating revenues from new business added throughout 1993-1994 and from increased services to existing customers.

      Annualized revenues to exceed $100 million - During 1994, contracts with six new customers were signed representing approximately $24 million in annualized revenues. Computer operations now maintains a well diversified customer base of over 100 customers with annualized revenues that exceed $100 million.

      Computer operations services added a third data center during 1994 as a result of a new major customer. This new center, located in Charlotte, North Carolina, complements other facilities in Michigan and Pennsylvania. Management anticipates continued growth from its computer operations services business over the next several years given the added facility capacity and the industry's projected 15% annual growth.

CORPORATE & OTHER
Corporate operations during 1994 and 1993 reflect increased expenses associated with the development of new projects.

EQUITY IN EARNINGS OF JOINT VENTURES
Diversified Services earnings from joint ventures decreased $.3 million in 1994. The decrease relates to lower earnings from gas storage and gas gathering & processing ventures. Gas storage earnings were down due to lower initial expenses relating to the 1993 startup of the Blue Lake storage project. Gas gathering & processing earnings declined due to additional operating expenses incurred related to a second processing facility which became operational in 1994. Future earnings from gas gathering & processing joint ventures will be impacted as MCN sold its interest in the gas processing facilities in January 1995. Gas marketing & cogeneration losses relate to the Ada cogeneration facility. However, the facility does generate a strong cash flow due to tax benefits related to the project.

      Diversified Services earnings from joint ventures reached $4.6 million in 1993 due to earnings from the Blue Lake gas storage project, which began operations in April 1993, and earnings from a gas processing project reflecting a full year of operations in 1993. The increased loss in 1993 from other joint ventures is due to a reserve for the write-off of assets related to the natural gas torch business.

EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES

(in Millions)                                                               1994           1993         1992
                                                                          -------         ------       ------
Gas Storage   . . . . . . . . . . . . . . . . . . . . . . . .              $  4.2         $  4.9       $  1.1
Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . .                (1.3)          (1.4)        (1.5)
Gas Gathering & Processing  . . . . . . . . . . . . . . . . .                 1.7            2.1           .4
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 (.3)          (1.0)         (.1)
                                                                           ------         ------       ------
                                                                           $  4.3         $  4.6       $  (.1)
                                                                           ======         ======       ======

         MCN partnership breaks ground on cogeneration plant - During 1994, MCN and Destec Energy broke ground on the Michigan Power Project, a 123 megawatt cogeneration plant in Ludington, Michigan. An equally owned partnership will build and operate the $150 million cogeneration facility. The plant, which is expected to be completed in late 1995, will provide electricity to Consumers Power Company and steam to Dow Chemical. MCN, through its gas marketing & cogeneration business group and Gas Distribution operations, will supply and transport the nine Bcf of natural gas needed annually to fuel the plant.

         MCN partnership receives approval to construct storage field - MCN has a 40% interest in a partnership which was formed to own and operate a $120 million, 42 Bcf underground natural gas storage field in southeastern Michigan. During December 1994, the partnership received all regulatory approvals required to construct the field. However, MCN and its partners are assessing whether enough long-term markets exist before the storage project is developed.

OTHER INCOME & DEDUCTIONS
Other income & deductions for 1994 and 1993 reflect higher interest costs on long-term debt due to increased borrowings required to finance capital
investments in the Diversified Services operations.   Interest costs were also
affected by higher interest rates during 1994. Other income and deductions for 1994 also include dividends on $100 million of preferred securities of a subsidiary which were issued in November 1994 (Note 3b).

INCOME TAXES
Income taxes for 1994 and 1993 were favorably impacted by $7.9 million and $2.3 million, respectively, of federal gas production tax credits related to gas production projects. This impact was offset partially by higher taxes on improved earnings in both periods. Income taxes for 1994 and 1993 were also affected by the Omnibus Budget Reconciliation Act of 1993 which increased the corporate tax rate to 35%, effective January 1993.

CAPITAL RESOURCES AND LIQUIDITY
OPERATING ACTIVITIES
Cash flow rises 60% - MCN's cash flow from operating activities in 1994 increased $64.9 million in 1994 and $27.9 million in 1993. The increases were due primarily to higher net income and lower working capital requirements. The cash flow increase in 1993 also reflects additional deferred income taxes which relate primarily to the accounting for postretirement benefit costs (Note 8b).

CASH FLOW FROM OPERATING ACTIVITIES (in Millions)

                                                                            1994           1993          1992
                                                                          ------          ------        ------
Gas Distribution  . . . . . . . . . . . . . . . . . . . . . .             $143.8          $154.6       $130.0
Diversified Services  . . . . . . . . . . . . . . . . . . . .               51.1            25.5         26.1
                                                                          ------          ------        ------
                                                                           194.9           180.1        156.1
Changes in Assets & Liabilities . . . . . . . . . . . . . . .              (19.9)          (70.0)       (73.9)
                                                                          ------          ------       ------

Cash Flow from Operating Activities . . . . . . . . . . . . .             $175.0          $110.1       $ 82.2
                                                                          ======          ======        ======



FINANCING ACTIVITIES
To meet current and future capital requirements, MCN filed a universal shelf registration with the Securities and Exchange Commission for the issuance of up to $300 million of securities, including preferred and common equity and debt securities. The shelf registration became effective in October 1994. Under this registration, MCN, through a limited partnership, issued $100 million of cumulative preferred securities in November 1994 (Note 3b). The preferred securities were rated BBB+ by three major rating agencies and baa2 by a fourth. The proceeds received from this issuance were used by Diversified Services for capital investments, repayment of loans under bank credit agreements and general corporate purposes. Dividends on the preferred securities are payable monthly and in substance are tax deductible by MCN.

   During the first half of 1995, MCN anticipates issuing approximately $100 million of new common stock under this shelf registration to finance a portion of its 1995 capital investments.

   MCN issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. During the 1992-1994 period, MCN raised approximately $39.5 million from new shares of common stock issued pursuant to these plans. During 1995, MCN anticipates the issuance of new common stock generating about $16.0 million.

Gas Distribution
During the latter part of each year, Gas Distribution generally incurs short-term debt to finance increases in gas inventories and customer accounts receivable. The short-term debt is normally reduced in the first part of the year as gas inventories are depleted and funds are received from winter heating sales. To meet its seasonal short-term borrowing needs, MichCon normally issues commercial paper which is backed by credit lines with several banks. MichCon has established credit lines of up to $250 million through March 1995 which decrease to $109 million through August 1995. Commercial paper of $143.4 million was outstanding at December 31, 1994 under these lines. MichCon's commercial paper is currently rated "A-1" or its equivalent by the major rating agencies.

   In July 1994, MichCon began a Trust Demand Note program which allows for borrowings of up to $25 million through April 1995. At December 31, 1994, borrowings of $25 million were outstanding under this program.

   In September 1994, MichCon issued first mortgage bonds totaling $80 million under its existing shelf registration. The proceeds were used to repay short-term obligations and for general corporate purposes. Gas Distribution capital investments for 1995 are anticipated to be between $200 and $250 million. In anticipation of future permanent capital requirements, MichCon filed an application with the MPSC in November 1994 requesting authority to issue securities and to enter into additional long-term financing arrangements of up to $150 million. MichCon's current shelf registrations allow for the issuance of up to an additional $30 million of first mortgage bonds. MichCon's capital requirements and general financial market conditions will affect the timing and amount of future debt issuances. MichCon's capitalization objective is to maintain a ratio of approximately 50% debt to 50% equity. Future long-term debt offerings are expected to carry MichCon's current debt rating of "A."

   MichCon issued $120 million of first mortgage bonds in both 1993 and 1992. The 1993 proceeds were used to redeem approximately $74.9 million of its outstanding first mortgage bonds and for general corporate purposes. These redemptions allowed MichCon to lower its interest costs. The 1992 proceeds were used to finance capital expenditures, permanent working capital requirements and scheduled maturities and sinking fund requirements of long-term debt. A portion of the proceeds was used to redeem $85.2 million of long-term debt in 1992.

Diversified Services
In order to finance Diversified Services capital investments, MCN and MCN Investment maintain a joint unsecured, revolving credit facility. In 1994, MCN and MCN Investment renegotiated the terms of the facility to allow for borrowings of up to $250 million and to extend the expiration date of the facility through August 1997. At December 31, 1994, borrowings outstanding under the facility totaled $182 million.

   MCN Investment also maintains short-term credit lines to finance the working capital requirements of its gas marketing operations. During 1994, MCN Investment renewed these lines of credit to allow for borrowings of up to $70 million through August 1995 at interest rates which are generally less than the prevailing prime rate. Funds under the credit lines are required by gas marketing operations to finance increases in natural gas inventories during the summer and fall. Borrowings are repaid from sales of the inventory during the winter months. At December 31, 1994, borrowings of $60.4 million were outstanding under the lines of credit.

   In December 1994, MCN and Destec Energy, through their partnership, obtained a $189 million credit facility to finance 100% of the construction costs and working capital requirements of the 123 megawatt Michigan Power cogeneration plant. Following completion of the project, the credit facility will be converted to permanent financing for 85% of the project's costs. MCN will fund its equal share of the remaining project expenditures through an equity contribution of approximately $11.5 million in 1996.

INVESTING ACTIVITIES
Capital investments reach $400 million - Capital investments increased $156.8 million in 1994, primarily due to higher capital expenditures for Diversified Services E&P and joint venture cogeneration projects.

CAPITAL INVESTMENTS (in Millions)

                                                                      1994              1993             1992
                                                                     ------            ------           ------
Consolidated Capital Expenditures:
  Gas Distribution  . . . . . . . . . . . . . . . . . . .            $146.7           $142.4           $129.4
  Diversified Services  . . . . . . . . . . . . . . . . .             216.5             66.4             41.9
                                                                     ------           ------           ------
                                                                      363.2            208.8            171.3
                                                                     ------           ------           ------

MCN's Share of Joint Venture Capital
  Expenditures:
    Gas Storage . . . . . . . . . . . . . . . . . . . . .               1.9             31.4             27.4
    Gas Cogeneration . . . . . . . . . . . . . . . . . . .             32.8                -               .1
    Other . . . . . . . . . . . . . . . . . . . . . . . .               5.8              5.1              3.7
                                                                     ------           ------           ------
                                                                       40.5             36.5             31.2
                                                                     ------           ------           ------

Minority Partners' Share of Consolidated
  Capital Expenditures  . . . . . . . . . . . . . . . . .              (1.7)             (.1)             (.4)
                                                                     ------           ------           ------

Total Capital Investments . . . . . . . . . . . . . . . .            $402.0           $245.2           $202.1
                                                                     ======           ======           ======


   The capital investments increase of $43.1 million in 1993 reflects higher capital expenditures for Gas Distribution, Diversified Services E&P and joint venture investments. Gas Distribution capital expenditures included construction of distribution lines to reach communities not previously served by MichCon. The increase in joint venture investments during 1993 reflects the Blue Lake gas storage project which began operations in April 1993, and investments in other natural gas-related projects. MCN's 50% share of Blue Lake's 1992-1993 expenditures was financed with $9.6 million of equity contributions and the remaining cost was financed with partnership borrowings.

   MCN's strategic direction is to significantly grow MCN by investing in a portfolio of gas-related projects. Accordingly, MCN's capital investments are anticipated to range from $400 to $600 million annually over the next several years. For 1995, MCN anticipates investing about $250 million in Gas Distribution to add new customers and develop new gas transportation markets. Another $350 million is expected to be spent in Diversified Services, of which $200 million will be in exploration and production, $35 million to develop the Michigan Power cogeneration facility and the remainder primarily in gas storage and gathering pipeline projects.

   The proposed level of investments in 1995 and future years will increase capital requirements materially in excess of internally generated funds and require the issuance of additional debt and equity securities. MCN's capitalization objective is to maintain a ratio of approximately 50% debt to 50% equity. It is management's opinion that MCN and its subsidiaries will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

EFFECTS OF INFLATION
MCN's Gas Distribution operations are subject to inflationary pressures. Such inflationary pressures exist because Gas Distribution's ability to adjust rates to recover increases in operating costs is dependent upon obtaining approval from the MPSC. The effects of inflation on operating results, however, are mitigated to the extent that assets are financed with debt that will be repaid with dollars of less purchasing power. MCN's Diversified Services operations have not been significantly affected by inflation.

                           CONSOLIDATED STATEMENT OF INCOME


Year Ended December 31                                                    1994          1993          1992
                                                                       ----------    ----------    ----------
(In Thousands, Except Per Share Amounts)
OPERATING REVENUES
Gas sales (Note 6)  . . . . . . . . . . . . . . . . . . . . . .        $1,307,815    $1,262,771    $1,237,137
Transportation and storage services (Note 6a) . . . . . . . . .           119,779       109,694       108,771
Computer operations services and other  . . . . . . . . . . . .           118,206       107,189       101,344
                                                                       ----------    ----------    ----------

Total operating revenues  . . . . . . . . . . . . . . . . . . .         1,545,800     1,479,654     1,447,252
                                                                       ----------    ----------    ----------

OPERATING EXPENSES
Cost of gas . . . . . . . . . . . . . . . . . . . . . . . . . .           823,436       846,733       845,534
Operation and maintenance . . . . . . . . . . . . . . . . . . .           399,225       344,712       337,249
Depreciation, depletion and amortization  . . . . . . . . . . .           103,620        81,646        76,434
Property and other taxes  . . . . . . . . . . . . . . . . . . .            64,988        62,677        62,542
                                                                       ----------    ----------    ----------

Total operating expenses  . . . . . . . . . . . . . . . . . . .         1,391,269     1,335,768     1,321,759
                                                                       ----------    ----------    ----------

OPERATING INCOME  . . . . . . . . . . . . . . . . . . . . . . .           154,531       143,886       125,493
                                                                       ----------    ----------    ----------

EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES (Note 1)  . . . . .             6,289         7,710          (753)
                                                                       ----------    ----------    ----------

OTHER INCOME AND (DEDUCTIONS)
Interest income . . . . . . . . . . . . . . . . . . . . . . . .             6,493         5,187         6,238
Interest on long-term debt  . . . . . . . . . . . . . . . . . .           (38,213)      (28,789)      (30,803)
Other interest expense  . . . . . . . . . . . . . . . . . . . .           (10,735)       (9,939)       (8,071)
Dividends on preferred securities of subsidiaries (Note 3b) . .            (2,018)         (727)         (973)
Minority interest . . . . . . . . . . . . . . . . . . . . . . .            (2,879)       (3,284)       (3,620)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (5,641)       (5,313)       (1,314)
                                                                       ----------    ----------    ----------

Total other income and (deductions) . . . . . . . . . . . . . .           (52,993)      (42,865)      (38,543)
                                                                       ----------    ----------    ----------

INCOME BEFORE INCOME TAXES  . . . . . . . . . . . . . . . . . .           107,827       108,731        86,197

INCOME TAX PROVISION (Note 11)  . . . . . . . . . . . . . . . .            30,059        35,941        29,079
                                                                       ----------    ----------    ----------

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . .        $   77,768    $   72,790    $   57,118
                                                                       ===========   ==========    ==========

EARNINGS PER SHARE (Note 3c)  . . . . . . . . . . . . . . . . .        $     1.31    $     1.24    $     1.05
                                                                       ==========    ==========    ==========

AVERAGE COMMON SHARES OUTSTANDING (Notes 3c and 3d) . . . . . .            59,394        58,642        54,216
                                                                       ==========    ==========    ==========

DIVIDENDS DECLARED PER SHARE (Note 3c)  . . . . . . . . . . . .        $    .8675    $    .8450    $    .8250
                                                                       ==========    ==========    ==========





The summary of accounting policies and notes to the consolidated financial statements are integral parts of this statement.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION



December 31                                                                                          1994              1993
                                                                                                  ----------        ----------
(In Thousands)
ASSETS

CURRENT ASSETS
Cash and temporary cash investments, at cost (which approximates
  market value) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $   11,547        $   12,474
Accounts receivable, less allowance for doubtful accounts of $16,101 and
  $19,576, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                214,158           236,934
Accrued unbilled revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 83,053           101,327
Gas in inventory (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                131,649            45,895
Property taxes assessed applicable to future periods  . . . . . . . . . . . . . . . .                 54,728            50,709
Gas receivable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 21,069             7,949
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 27,306            27,383
                                                                                                  ----------        ----------
                                                                                                     543,510           482,671
                                                                                                  ----------        ----------

DEFERRED CHARGES AND OTHER ASSETS
Investment in and advances to joint ventures (Note 1) . . . . . . . . . . . . . . . .                 64,505            60,528
Deferred postretirement benefit cost (Note 8b)  . . . . . . . . . . . . . . . . . . .                 20,670            25,612
Other (Note 9a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                123,501            76,501
                                                                                                  ----------        ----------

                                                                                                     208,676           162,641
                                                                                                  ----------        ----------

PROPERTY, PLANT AND EQUIPMENT, at cost (Note 7)
  Gas distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              2,206,462         2,101,616
  Exploration & production  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                277,118            92,319
  Gas gathering & processing  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 67,889            54,458
  Computer operations services & other  . . . . . . . . . . . . . . . . . . . . . . .                 53,356            36,136
                                                                                                  ----------        ----------

                                                                                                   2,604,825         2,284,529
  Less: Accumulated depreciation and depletion  . . . . . . . . . . . . . . . . . . .              1,112,387         1,047,941
                                                                                                  ----------        ----------

                                                                                                   1,492,438         1,236,588
                                                                                                  ----------        ----------

                                                                                                  $2,244,624        $1,881,900
                                                                                                  ==========        ==========


LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $  142,647        $  130,058
Notes payable (Note 4)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                228,807           280,304
Current portion of long-term debt, capital lease obligations and redeemable
  cumulative preferred stock (Notes 3 and 7)  . . . . . . . . . . . . . . . . . . . .                  7,319             5,980
Federal income, property and other taxes payable  . . . . . . . . . . . . . . . . . .                 86,972            63,790
Refunds payable to customers (Note 6b)  . . . . . . . . . . . . . . . . . . . . . . .                 19,560            10,794
Customer deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 11,581            13,271
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 67,809            78,146
                                                                                                  ----------        ----------

                                                                                                     564,695           582,343
                                                                                                  ----------        ----------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes (Note 11) . . . . . . . . . . . . . . . . . . . . .                185,337           171,630
Unamortized investment tax credit . . . . . . . . . . . . . . . . . . . . . . . . . .                 38,684            40,571
Tax benefits amortizable to customers . . . . . . . . . . . . . . . . . . . . . . . .                 23,056            31,666
Accrued postretirement benefit cost (Note 8b) . . . . . . . . . . . . . . . . . . . .                 26,060             3,392
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 18,670            18,357
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 88,490            63,334
                                                                                                  ----------        ----------

                                                                                                     380,297           328,950
                                                                                                  ----------        ----------

COMMITMENTS AND CONTINGENCIES (Notes 5 and 7)

CAPITALIZATION (See accompanying statement)
Long-term debt, including capital lease obligations . . . . . . . . . . . . . . . . .                685,519           494,821
Redeemable cumulative preferred securities of subsidiaries  . . . . . . . . . . . . .                102,618             5,618
Common shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                511,495           470,168
                                                                                                  ----------        ----------

                                                                                                   1,299,632           970,607
                                                                                                  ----------        ----------
                                                                                                  $2,244,624        $1,881,900
                                                                                                  ==========        ==========



The summary of accounting policies and notes to the consolidated financial statements are integral parts of this statement.

                    CONSOLIDATED STATEMENT OF CAPITALIZATION

Year Ended December 31                                                           1994             1993             1992
                                                                              ----------       ----------       ----------
(In Thousands)

LONG-TERM DEBT, EXCLUDING CURRENT REQUIREMENTS (Notes 3a and 7)
First Mortgage Bonds
  9-1/4% series due 1996  . . . . . . . . . . . . . . . . . . . . . .        $        -         $      -         $  6,000
  6-1/4% series due 1997  . . . . . . . . . . . . . . . . . . . . . .            50,000           50,000           50,000
  8-5/8% series due 1997  . . . . . . . . . . . . . . . . . . . . . .                 -                -            7,069
  5-3/4% series due 2001  . . . . . . . . . . . . . . . . . . . . . .            60,000           60,000                -
  8% series due 2002  . . . . . . . . . . . . . . . . . . . . . . . .            70,000           70,000           70,000
  9-1/8% series due 2004  . . . . . . . . . . . . . . . . . . . . . .            55,000           55,000           55,000
  8-1/4% series due 2014  . . . . . . . . . . . . . . . . . . . . . .            80,000                -                -
  9-1/8% series due 2017  . . . . . . . . . . . . . . . . . . . . . .                 -                -           60,000
  9-1/2% series due 2019  . . . . . . . . . . . . . . . . . . . . . .             5,000            5,000            5,000
  9-1/2% series due 2021  . . . . . . . . . . . . . . . . . . . . . .            40,000           40,000           40,000
  6-3/4% series due 2023  . . . . . . . . . . . . . . . . . . . . . .            19,109           20,000                -
  7% series due 2025  . . . . . . . . . . . . . . . . . . . . . . . .            40,000           40,000                -
  Unamortized premium and (discount) - net  . . . . . . . . . . . . .            (1,508)            (920)            (549)
Senior Notes - 7.79% series due 1997  . . . . . . . . . . . . . . . .            30,000           30,000           30,000
Unsecured Notes - 9-3/4% series due 2000  . . . . . . . . . . . . . .            12,000           12,000           12,000
Revolving credit facility . . . . . . . . . . . . . . . . . . . . . .           182,000           71,900                -
Project loan due 2006 . . . . . . . . . . . . . . . . . . . . . . . .            19,360           21,122           22,884
Long-term capital lease obligations . . . . . . . . . . . . . . . . .            21,814           17,625           18,253
Other long-term debt  . . . . . . . . . . . . . . . . . . . . . . . .             2,744            3,094            4,154
                                                                             ----------         --------         --------

Total long-term debt, excluding current requirements  . . . . . . . .           685,519          494,821          379,811
                                                                             ----------         --------         --------

REDEEMABLE CUMULATIVE PREFERRED SECURITIES OF SUBSIDIARIES (Note 3b)
REDEEMABLE CUMULATIVE PREFERRED STOCK OF SUBSIDIARY,
 EXCLUDING CURRENT REQUIREMENTS,
  par value $1 per share - authorized 7,000,000 shares,
  outstanding 104,732, 224,732 and 360,000 shares,
  respectively, $2.05 Series  . . . . . . . . . . . . . . . . . . . .             2,618            5,618            9,000

REDEEMABLE CUMULATIVE PREFERRED SECURITIES OF SUBSIDIARY,
  stated at $25 liquidation preference value,
  authorized 4,000,000 shares, outstanding
  4,000,000 shares, Series A  . . . . . . . . . . . . . . . . . . . .           100,000                -                -
                                                                             ----------         --------         --------

Total preferred securities  . . . . . . . . . . . . . . . . . . . . .           102,618            5,618            9,000
                                                                             ----------         --------         --------

COMMON SHAREHOLDERS' EQUITY (Note 3)
COMMON STOCK,
  par value $.01 per share - authorized 100,000,000 shares,
  outstanding 59,787,966, 58,992,726
  and 58,291,576 shares, respectively . . . . . . . . . . . . . . . .               598              590              583
                                                                             ----------         --------         --------

ADDITIONAL PAID-IN CAPITAL
Balance - beginning of period . . . . . . . . . . . . . . . . . . . .           317,117          306,379          235,587
Common stock issued . . . . . . . . . . . . . . . . . . . . . . . . .            15,628           11,644           70,980
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (1,174)            (906)            (188)
                                                                             ----------         --------         --------

Balance - end of period . . . . . . . . . . . . . . . . . . . . . . .           331,571          317,117          306,379
                                                                             ----------         --------         --------

RETAINED EARNINGS
Balance - beginning of period . . . . . . . . . . . . . . . . . . . .           153,589          130,329          118,231
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            77,768           72,790           57,118
Cash dividends declared on common stock . . . . . . . . . . . . . . .           (51,492)         (49,527)         (44,940)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (3)              (3)             (80)
                                                                             ----------         --------         --------

Balance - end of period . . . . . . . . . . . . . . . . . . . . . . .           179,862          153,589          130,329
                                                                             ----------         --------         --------

UNEARNED COMPENSATION AND ESOP BENEFIT  . . . . . . . . . . . . . . .              (536)          (1,128)          (3,483)
                                                                             ----------         --------         --------

Total common shareholders' equity . . . . . . . . . . . . . . . . . .           511,495          470,168          433,808
                                                                             ----------         --------         --------

TOTAL CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . .        $1,299,632         $970,607         $822,619
                                                                             ==========         ========         ========


The summary of accounting policies and notes to the consolidated financial statements are integral parts of this statement

                     CONSOLIDATED STATEMENT OF CASH FLOWS


Year Ended December 31                                                               1994         1993         1992
                                                                                  ---------    ---------    ---------
(In Thousands)
CASH FLOW FROM OPERATING ACTIVITIES
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  77,768    $  72,790    $  57,118
Adjustments to reconcile net income to net cash provided from operating activities
    Depreciation, depletion and amortization
      Per statement of income . . . . . . . . . . . . . . . . . . . . . . .         103,620       81,646       76,434
      Charged to other accounts . . . . . . . . . . . . . . . . . . . . . .           7,281        6,398        6,459
    Deferred income taxes and investment tax credit - net . . . . . . . . .           3,210       25,411       10,442
    Equity in earnings of joint ventures, net of distributions  . . . . . .           1,125       (6,746)       2,576
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,871          589        3,035
                                                                                  ---------    ---------    ---------

                                                                                    194,875      180,088      156,064
    Changes in assets and liabilities, exclusive of changes shown
      separately  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (19,893)     (69,972)     (73,843)
                                                                                 ----------    ---------    ---------

Net cash provided from operating activities . . . . . . . . . . . . . . . .         174,982      110,116       82,221
                                                                                  ---------    ---------    ---------

CASH FLOW FROM FINANCING ACTIVITIES
Notes payable - net   . . . . . . . . . . . . . . . . . . . . . . . . . . .         (51,497)      44,981       54,933
Common stock dividends paid . . . . . . . . . . . . . . . . . . . . . . . .         (51,492)     (49,527)     (44,940)
Issuance of common stock (Notes 3c and 3d)  . . . . . . . . . . . . . . . .          15,390       11,432       70,285
Issuance of preferred securities (Note 3b)  . . . . . . . . . . . . . . . .          96,329            -            -
Issuance of long-term debt (Note 3a)  . . . . . . . . . . . . . . . . . . .          78,620      118,129      148,724
Revolving credit facility - net (Note 3a) . . . . . . . . . . . . . . . . .         110,100       71,900       (4,650)
Retirement of long-term debt and preferred stock (Notes 3a and 3b)  . . . .          (7,667)     (87,932)    (119,466)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (2,202)        (193)        (957)
                                                                                  ---------    ---------    ---------

Net cash provided from financing activities . . . . . . . . . . . . . . . .         187,581      108,790      103,929
                                                                                  ---------    ---------    ---------

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . . . .        (356,037)    (208,811)    (171,309)
Investment in joint ventures  . . . . . . . . . . . . . . . . . . . . . . .          (5,847)      (6,457)     (10,036)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (1,606)      (1,030)      (3,169)
                                                                                  ---------    ---------    ---------

Net cash used for investing activities  . . . . . . . . . . . . . . . . . .        (363,490)    (216,298)    (184,514)
                                                                                  ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS  . . . . . .            (927)       2,608        1,636
CASH AND TEMPORARY CASH INVESTMENTS, January 1  . . . . . . . . . . . . . .          12,474        9,866        8,230
                                                                                  ---------    ---------    ---------

CASH AND TEMPORARY CASH INVESTMENTS, December 31  . . . . . . . . . . . . .       $  11,547    $  12,474    $   9,866
                                                                                  =========    =========    =========

CHANGES IN ASSETS AND LIABILITIES, EXCLUSIVE OF CHANGES SHOWN
  SEPARATELY
Accounts receivable - net . . . . . . . . . . . . . . . . . . . . . . . . .       $  22,776    $ (27,476)   $ (12,014)
Accrued unbilled revenues . . . . . . . . . . . . . . . . . . . . . . . . .          18,274       (9,911)     (41,250)
Gas in inventory  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (85,754)       1,905       11,830
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          12,589        2,436       23,238
Deferred income taxes - current . . . . . . . . . . . . . . . . . . . . . .         (15,761)       6,010       13,361
Federal income, property and other taxes payable  . . . . . . . . . . . . .          23,199       23,751      (14,570)
Refunds payable to customers  . . . . . . . . . . . . . . . . . . . . . . .           8,766        7,479      (39,730)
Other current assets and liabilities  . . . . . . . . . . . . . . . . . . .         (13,387)      13,144       (7,697)
Deferred assets and liabilities . . . . . . . . . . . . . . . . . . . . . .           9,405      (39,808)      (7,011)
                                                                                  ---------    ---------    ---------
                                                                                  $ (19,893)   $ (69,972)   $ (73,843)
                                                                                  =========    =========    =========

SUPPLEMENTAL DISCLOSURES
Interest paid, net of amounts capitalized . . . . . . . . . . . . . . . . .       $  44,915    $  37,880    $  44,925
                                                                                  =========    =========    =========

Federal income taxes paid . . . . . . . . . . . . . . . . . . . . . . . . .       $  30,046    $  12,850    $  21,745
                                                                                  =========    =========    =========

Property purchased under capital leases . . . . . . . . . . . . . . . . . .       $   7,190    $     433    $       -
                                                                                  =========    =========    =========

The summary of accounting policies and notes to the consolidated financial statements are integral parts of this statement.

                        SUMMARY OF ACCOUNTING POLICIES

The principal accounting policies of MCN Corporation and its subsidiaries are set forth below. MichCon, the principal subsidiary of MCN, is subject to the accounting requirements of and rate regulation by the Michigan Public Service Commission (MPSC) with respect to the distribution and intrastate transportation of natural gas.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of MCN and all subsidiaries and partnerships in which it has a controlling influence. Generally investments in 50% or less owned partnerships (Note 1) have been accounted for under the equity method, because MCN has significant, but not controlling influence over these entities. Certain reclassifications have been made to prior years' statements to conform with the 1994 presentation.

REVENUES AND COST OF GAS
Gas Distribution operations accrue revenues for gas service provided but unbilled at month end. MichCon also accrues revenues equal to the recoverable cost of gas sold. Annual gas cost recovery (GCR) proceedings before the MPSC permit MichCon to recover the prudent and reasonable cost of gas sold. Any overcollection or undercollection of costs, including interest, will be refunded or billed to customers.

   MichCon's rates are set to recover its lost gas costs using an averaging method based on historical lost gas experience. Prior to 1993, MichCon deferred or accrued revenues for differences between historical average lost gas amounts and the actual amount experienced during the seasonal cycles ended August 31 of each year. However, as a result of an October 1993 General Rate Case order, MichCon no longer defers or accrues revenues for these differences in lost gas amounts. The amounts previously deferred or accrued are being amortized to income over the subsequent five years.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost and includes appropriate amounts of labor, materials, overhead and an allowance for funds used during construction. Upon retirement of Gas Distribution property, the cost of property, plant and equipment and net removal costs are charged to accumulated depreciation.

   Exploration and production costs are accounted for using the full cost method. Substantially all acquisition, exploration and development costs are capitalized.

DEPRECIATION AND DEPLETION
A major portion of Gas Distribution property, plant and equipment is depreciated on the basis of straight-line rates prescribed by the MPSC. Unit of production depreciation and depletion is used for certain exploration, production and transmission property (Note 12). All other property, plant and equipment of MCN is depreciated over its useful life using the straight-line method. Depreciation rates vary by class of property. The ratio of the provision for depreciation and depletion to the average cost of depreciable property was as follows:


                                             1994         1993         1992
                                             ----         ----         ----
Gas Distribution.........................     4.5%         4.2%          4.2%
Gas Gathering & Processing...............     2.1          2.1           4.2
Computer Operations Services and Other...    12.6         11.7          10.5


                  SUMMARY OF ACCOUNTING POLICIES (CONCLUDED)


INCOME TAXES AND INVESTMENT TAX CREDIT
Effective January 1993, MCN adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Net excess deferred taxes on existing Gas Distribution plant in service, due to current tax rates that are lower than the tax rates in effect when the original deferred taxes were recorded, are included in a Tax Benefits Amortizable to Customers account. Also included in this amount is the reduction in income taxes that will result from the amortization of accumulated investment tax credits. These tax benefits are being amortized to Gas Distribution customers through reduced rates over the life of the related plant.

   In accordance with MPSC requirements, investment tax credits relating to Gas Distribution property placed into service were deferred and are being credited to income over the life of the related property. Investment tax credits relating to Diversified Services operations were recorded to income in the year the related property was placed into service.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
Gas Distribution operations capitalize an allowance for both debt and equity funds used during construction in the cost of major additions to plant. Diversified Services operations also include an allowance for debt funds used during construction. The total amount capitalized was $2,928,000, $3,966,000 and $1,650,000 in 1994, 1993 and 1992, respectively.

DEFERRED DEBT COSTS
In accordance with MPSC regulations, MichCon defers reacquisition and unamortized issuance costs of reacquired long-term debt when such debt is refinanced. These costs are amortized over the term of the replacement debt.

REFUNDS PAYABLE TO CUSTOMERS
Gas Distribution operations accrue amounts to be paid to customers in accordance with various refund requirements. These requirements relate to pipeline supplier refunds received, gas cost overcollections, supply realignment cost overcollections, and the gross margin from gas storage, transportation and sales to certain customers when the total margin exceeds that assumed in rate orders.

CONSOLIDATED STATEMENT OF CASH FLOWS
For purposes of this statement, MCN considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES
MCN has equity interests in several partnerships involved in the following business ventures: Gas Storage - 40% to 50% owned (Blue Lake Gas Storage Company, South Romeo Gas Storage Company and Washington 10 Storage Partnership), Gas Marketing & Cogeneration - 40% to 99% owned (CoWest Energy, Ada Cogeneration Ltd. Partnership, and Michigan Power Ltd. Partnership), Gas Gathering & Processing - 40% owned (Antrim Ltd. Partnership which was sold in January 1995), and Real Estate & Other - 33% to 50% owned (several residential and commercial community development partnerships and other natural gas-related ventures). The following is the combined summarized financial information of the joint ventures. No provision for income taxes has been included since income taxes are paid directly by the joint venture participants.

(in Thousands)                                                                                 1994            1993          1992
                                                                                             -------         -------       -------
OPERATING REVENUES
     Gas Storage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $30,656         $24,451       $ 3,678
     Gas Marketing & Cogeneration . . . . . . . . . . . . . . . . . . . . . . . . .           39,597          17,252        11,791
     Gas Gathering & Processing . . . . . . . . . . . . . . . . . . . . . . . . . .            6,589           6,555         2,831
     Real Estate & Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           11,635          10,348         4,685
                                                                                             -------         -------       -------
                                                                                             $88,477         $58,606       $22,985
                                                                                             =======         =======       =======

OPERATING INCOME (LOSS)
     Gas Storage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $19,261         $17,787       $ 2,026
     Gas Marketing & Cogeneration . . . . . . . . . . . . . . . . . . . . . . . . .            1,744           1,004         1,153
     Gas Gathering & Processing . . . . . . . . . . . . . . . . . . . . . . . . . .            4,575           5,139         2,018
     Real Estate & Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,548             880          (895)
                                                                                             -------         -------       -------
                                                                                             $27,128         $24,810       $ 4,302
                                                                                             =======         =======       =======

INCOME (LOSS) BEFORE TAXES
     Gas Storage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $13,724         $17,309       $ 2,580
     Gas Marketing & Cogeneration . . . . . . . . . . . . . . . . . . . . . . . . .             (862)         (1,154)       (1,543)
     Gas Gathering & Processing . . . . . . . . . . . . . . . . . . . . . . . . . .            4,313           4,873         1,744
     Real Estate & Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (6,518)         (5,763)       (3,311)
                                                                                             -------         -------       -------
                                                                                             $10,657         $15,265       $  (530)
                                                                                             =======         =======       =======

MCN'S SHARE OF INCOME (LOSS) BEFORE TAXES
     Gas Storage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 6,897         $ 8,728       $ 1,285
     Gas Marketing & Cogeneration . . . . . . . . . . . . . . . . . . . . . . . . .           (1,306)         (1,391)       (1,529)
     Gas Gathering & Processing . . . . . . . . . . . . . . . . . . . . . . . . . .            1,730           2,121           436
     Real Estate & Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (1,032)         (1,748)         (945)
                                                                                             -------         -------       -------
                                                                                             $ 6,289         $ 7,710       $  (753)
                                                                                             =======         =======       =======

MCN'S SHARE OF INCOME (LOSS) BEFORE TAXES BY SEGMENT
     Gas Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 2,000         $ 3,077       $  (679)
     Diversified Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            4,289           4,633           (74)
                                                                                             -------         -------       -------
                                                                                             $ 6,289         $ 7,710       $  (753)
                                                                                             =======         =======       =======


(in Thousands)                                                                                 1994                1993
                                                                                             --------            --------
ASSETS
CURRENT ASSETS
    Gas Storage   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                $ 10,190            $  7,731
    Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . . .                   9,328               9,213
    Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . . .                   2,066               2,941
    Real Estate & Other   . . . . . . . . . . . . . . . . . . . . . . . . . .                   1,620               4,196
                                                                                             --------            --------
                                                                                               23,204              24,081
                                                                                             --------            --------
NONCURRENT ASSETS
    Gas Storage   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 140,307             136,144
    Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . . .                 105,134              40,808
    Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . . .                  21,525              16,157
    Real Estate & Other   . . . . . . . . . . . . . . . . . . . . . . . . . .                 139,018             131,851
                                                                                             --------            --------
                                                                                              405,984             324,960
                                                                                             --------           --------
                                                                                             $429,188            $349,041
                                                                                             ========            ========
MCN'S SHARE OF TOTAL ASSETS
    Gas Storage   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                $ 74,481            $ 71,652
    Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . . .                  65,541              34,968
    Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . . .                   9,436               7,639
    Real Estate & Other   . . . . . . . . . . . . . . . . . . . . . . . . . .                  33,523              31,359
                                                                                             --------            --------
                                                                                             $182,981            $145,618
                                                                                             ========            ========
LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES
    Gas Storage   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                $ 11,618            $ 88,497
    Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . . .                   8,300               8,077
    Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . . .                   2,759               4,612
    Real Estate & Other   . . . . . . . . . . . . . . . . . . . . . . . . . .                   4,267               9,323
                                                                                             --------            --------
                                                                                               26,944             110,509
                                                                                             --------            --------
NONCURRENT LIABILITIES
    Gas Storage   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  82,328                 915
    Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . . .                  93,458              28,331
    Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . . .                   2,740               4,718
    Real Estate & Other   . . . . . . . . . . . . . . . . . . . . . . . . . .                 103,239              96,161
                                                                                             --------            --------
                                                                                              281,765             130,125
                                                                                             --------            --------
PARTNERS' EQUITY
    Gas Storage   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  56,551              54,463
    Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . . .                  12,704              13,613
    Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . . .                  18,093               9,767
    Real Estate & Other   . . . . . . . . . . . . . . . . . . . . . . . . . .                  33,131              30,564
                                                                                             --------            --------
                                                                                              120,479             108,407
                                                                                             --------            --------
                                                                                             $429,188            $349,041
                                                                                             ========            ========

MCN'S SHARE OF PARTNERS' EQUITY
    Gas Storage   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                $ 27,638            $ 26,991
    Gas Marketing & Cogeneration  . . . . . . . . . . . . . . . . . . . . . .                   8,758              10,010
    Gas Gathering & Processing  . . . . . . . . . . . . . . . . . . . . . . .                   7,237               3,907
    Real Estate & Other   . . . . . . . . . . . . . . . . . . . . . . . . . .                  12,795              11,619
                                                                                             --------            --------
                                                                                               56,428              52,527
Advances and Goodwill (1) . . . . . . . . . . . . . . . . . . . . . . . . . .                   8,077               8,001
                                                                                             --------            --------
MCN's Investment in and Advances to Joint Ventures  . . . . . . . . . . . . .                $ 64,505            $ 60,528
                                                                                             ========            ========

(1) Differences between MCN's carrying value and its share of the partnerships' underlying equity interest are accounted for as goodwill and are being amortized over the expected useful lives of the related assets.

2. GAS IN INVENTORY
Inventory gas is priced on a last-in, first-out (LIFO) basis. At December 31, 1994, the replacement cost exceeded the $131,649,000 LIFO cost for 104.0 Bcf by $123,283,000 and at December 31, 1993, the replacement cost exceeded the $45,895,000 LIFO cost for 67.6 Bcf by $169,850,000. MichCon's current GCR tariff provisions prevent MichCon from retaining any benefits from a lower cost of gas sold resulting from liquidating quantities of LIFO inventory.

3. CAPITALIZATION
A. LONG-TERM DEBT
The following long-term debt was issued during 1994 and 1993 (in thousands):

                                                                                                                  Amount
Issue Date                                   Description                                                          Issued
- ----------                                   ------------                                                        ----------

September 1994                      MichCon - First Mortgage Bonds,                                                $80,000
                                    8-1/4%, due May 2014


September 1993                      MichCon - First Mortgage Bonds,                                                $60,000
                                    5-3/4%, due May 2001

                                    MichCon - First Mortgage Bonds,                                                $20,000
                                    6-3/4%, due November 2023

                                    MichCon - First Mortgage Bonds,                                                $40,000
                                    7%, due May 2025

    The proceeds received from the September 1993 debt issuances were used in part to redeem existing series of first mortgage bonds totaling approximately $74,900,000. Substantially all of the properties of MichCon are pledged as security for payment of the outstanding first mortgage bonds.

    MichCon has a variable interest rate swap agreement through April 2000 on $12,000,000 of unsecured notes which has effectively reduced the cost of this debt from 9.8% to 4.6% for the year ended December 31, 1994.

    In 1994, MCN and MCN Investment renegotiated their joint unsecured revolving credit facility to allow for borrowings of up to $250,000,000 and to extend the expiration date through August 1997. Outstanding advances are subject to interest at fixed or certain alternative variable rates at MCN's option. Borrowings of $182,000,000 and $71,900,000 were outstanding under this facility at a weighted average interest rate of 6.6% and 4.5% at December 31, 1994 and 1993, respectively. The most restrictive provision of the credit facility requires MCN to maintain a debt to total capitalization ratio not to exceed .65 to 1.00.

   Saginaw Bay Pipeline Company (Saginaw Bay) has an interest rate swap agree-ment on the $21,100,000 outstanding balance of its project loan agreement at December 31, 1994, which effectively fixes the interest rate at 7.5% through February 2003. The most restrictive provision of the agreement requires Saginaw Bay to maintain a debt service coverage ratio greater than or equal to
1.25 to 1.00. Substantially all of the properties of Saginaw Bay Pipeline Company and the partnership serve as collateral for the project loan.

   Maturities and sinking fund requirements during the next five years for long-term debt outstanding at December 31, 1994 are $2,300,000 in 1995, $1,900,000 in 1996, $81,900,000 in 1997, $2,200,000 in 1998 and $21,800,000 in
1999. In addition, the balance outstanding under the MCN and MCN Investment joint unsecured revolving credit facility, which was $182,000,000 as of December 31, 1994, is due upon the expiration of the facility in 1997.

B. PREFERRED AND PREFERENCE SECURITIES
In November 1994, MCN Michigan Limited Partnership (MCN Michigan), a limited partnership of which MCN is a 1% general partner, issued 4,000,000 shares of 9-3/8% Redeemable Cumulative Preferred Securities, Series A, for $100,000,000. The limited partnership interests represented by the preferred securities are redeemable at the option of MCN Michigan, in whole or in part, from time to time, on or after November 30, 1999, at $25 per security plus accrued and unpaid dividends. Holders of the securities are entitled to receive dividends at an annual rate of 9-3/8% of the liquidation preference value of $25. Dividends are payable monthly in substance and are tax deductible by MCN.

MichCon has outstanding Redeemable Cumulative Preferred Stock, $2.05 Series.
At MichCon's option, all or part of the preferred stock is redeemable at prices progressively decreasing to $25 per share. Sinking fund provisions require that 60,000 shares be retired annually and also provide for a noncumulative option to retire an additional 60,000 shares each year. MichCon redeemed 120,000 shares at the sinking fund redemption price of $25 per share in January 1995.

MCN is authorized to issue 25,000,000 shares of no par value preferred stock, and MichCon is authorized to issue 4,000,000 shares of preference stock with a par value of $1 per share. As of December 31, 1994, there have been no issuances of preferred or preference stock under these authorizations.

C. COMMON STOCK
The MCN Board of Directors authorized a two-for-one split of common stock effective November 1994. All references in the accompanying financial statements, as to the number of common share and per share amounts, have been adjusted for the split.

   MCN issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. The number of shares issued was approximately 855,000 in 1994, 776,000 in 1993 and 1,148,000 in 1992 and generated net proceeds of $15,400,000, $11,400,000, and $12,600,000, respectively.

  In October 1992, MCN sold 4,400,000 shares of common stock in a public offering, generating net proceeds of $57,700,000.

D. STOCK INCENTIVE AND OPTION PLANS
MCN's Stock Incentive Plan authorizes the use of performance units, restricted stock or other stock-related awards to key management employees. During 1993, MCN changed this program to place a larger portion of incentives at-risk, encourage a more strategic focus on long-term performance and increase the retention value of the plan. MCN now issues performance units, denominated in shares of MCN stock, to executives based on total shareholder return as compared to a group of peer companies over a six-year period. MCN granted 322,820 and 283,376 performance units in 1994 and 1993, respectively, based on total shareholder return for the previous three-year period. The units granted will be adjusted upward or downward based on total shareholder return for the subsequent three-year period. The final awards are then payable in cash and shares of common stock. Participants receive dividend equivalents, based on the units granted. The performance units are recorded at market value and amortized to expense as compensation over the periods earned. At December 31, 1994, 862,160 shares were available to be issued under the Stock Incentive Plan.

    MCN issued 55,600 restricted shares in 1992 under the Stock Incentive Plan. The restricted shares generally vest six years after the date of grant, prior to which, they are nontransferable and forfeitable. Holders of the shares receive cash dividends and are entitled to vote. The market value of the shares when granted is recorded as unearned compensation and amortized to expense over the periods earned.

    The MCN Stock Option Plan was effectively replaced in May 1989 by the MCN Stock Incentive Plan. The 30,844 remaining options outstanding under the Stock Option Plan at December 31, 1993 were exercised in 1994 at $10.52 per share. There are no options available for grant in future years.

E. SHAREHOLDERS' RIGHTS PLAN
One preferred share purchase right is attached to each outstanding share of common stock. The rights, which cannot be traded separately from MCN's common stock, are designed to protect shareholders from coercive or unfair takeover tactics. The rights are exercisable only upon certain triggering events and expire in January 2000.

4. NOTES PAYABLE
During 1994, MichCon renewed its annual bank lines of credit, which allow it to borrow up to $250,000,000 through March 1995 decreasing to $109,000,000 through August 1995. These lines are at interest rates that are generally less than the prevailing prime rate. MichCon usually issues commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. Commercial paper outstanding at December 31, 1994 and 1993, totaled $143,457,000 and $260,304,000, respectively at weighted average interest rates of 5.8% and 3.4%. Fees are paid to compensate banks for lines of credit.

    During 1994, MCN Investment renewed its short-term credit lines that allow for borrowings of up to $70,000,000 through August 1995 at interest rates which are generally less than the prevailing prime rate. At December 31, 1994 and 1993, borrowings of $60,350,000 and $20,000,000, respectively were outstanding under these lines of credit at a weighted average interest rate of 6.4% and 4.4%. Fees are paid to compensate banks for lines of credit.

    During 1994, MichCon began a Trust Demand Note program which allows for borrowings of up to $25,000,000 through April 1995. At December 31, 1994, borrowings of $25,000,000 were outstanding under this program at an interest rate of 6.1%.

   5. COMMITMENTS AND CONTINGENCIES

   A. GUARANTY

    A subsidiary of MichCon and an unaffiliated corporation have formed a series of partnerships which are engaged in the construction and development of a residential community on the Detroit riverfront (Harbortown). One of the partnerships obtained $12,000,000 of tax-exempt financing through the Michigan State Housing Development Authority due June 2004. The interest rate on this debt was 4.4% and 2.5% at December 31, 1994 and 1993, respectively. Both partners and their parent corporations have issued guaranties for the full amount of this financing and each parent corporation has agreed to reimburse the other for 50% of any payments made as a result of these guaranties.

B. ENVIRONMENTAL MATTERS
Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns or previously owned 17 such former manufactured gas plant (MGP) sites.

    During the mid-1980's, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to the byproducts of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Natural Resources (MDNR). None of these former MGP sites are on the National Priorities List prepared by the U.S. Environmental Protection Agency (USEPA).

    MCN is not involved in any administrative proceedings regarding these former MGP sites, but is currently negotiating a remedial action plan for one site with the MDNR and is conducting more extensive investigations at three other sites. MichCon is, however, involved in a suit with an adjacent property owner regarding one site. Management believes that the property owner's claims have no merit, and MichCon is vigorously defending this suit.

    In 1984, MichCon established an $11,700,000 reserve for environmental investigation and remediation. During 1994, MichCon spent $600,000 investigating these former MGP sites. The balance in the reserve at December 31, 1994 was $5,500,000.

    During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of the reserve. In addition, MCN has notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites and requested insurance coverage for costs associated with the investigation and remediation of these sites. MCN is pursuing any claims it may have against these carriers.

    MCN is currently unable to estimate the future costs to be incurred in the investigation and remediation of the former MGP sites. Management believes, however, that insurance coverage and the cost deferral and rate recovery mechanism will prevent environmental costs from having a material adverse impact on MCN's financial results.

    MichCon Development Company, a 100% owned subsidiary of MichCon, has a minority interest in four partnerships that are developing Harbortown. Harbortown is a residential development that is being constructed on a 50 acre parcel along the Detroit River. Environmental and other approvals were received in 1984, prior to construction. In 1991, the partnerships undertook additional environmental testing at Harbortown to assess whether there was any potential public health risk from the presence of metals detected in certain past soil samples. In 1992, the MDNR accepted the results of this risk assessment and agreed that there was no health risk due to lead in Harbortown surface soils.

    During 1994, the partnerships completed additional environmental testing and submitted a remedial action plan for Harbortown to the MDNR. The remedy includes meeting certain landscaping requirements and, during future development, excavation controls consistent with occupational safety and health regulations. The MDNR supported the proposed remedy at a public meeting in early 1995. Management expects approval of the proposed remedy and believes that its implementation will not have a material adverse impact on future development opportunities at Harbortown or the financial statements of MCN.

In 1993, MichCon received a general notice of liability letter from the USEPA stating that MichCon is one of two potentially responsible parties at a suspected dump site in Wyandotte, Michigan. The USEPA requested that MichCon undertake a remedial investigation and feasibility study at the site. MichCon has investigated its prior activities in the area, as well as the USEPA's bases for its conclusion, and does not believe that it is responsible for any contamination that may exist at the site. In early 1994, MichCon informed the USEPA of this belief and declined to undertake the requested activities at the site. MichCon has not received any additional requests from the USEPA.

C. COMMITMENTS
To ensure a reliable supply of natural gas at competitive prices, MCN has entered into long-term purchase and transportation contracts with various suppliers and producers. In general, purchase prices under these contracts are determined by formulas based on market prices. In 1995, MCN has firm purchase commitments for approximately 137 Bcf of gas. This annual commitment declines each year, through the year 2005. MCN expects that sales will exceed its minimum purchase commitments. The Company is also committed to pay demand charges of $77,600,000 during 1995 related to firm purchase and transportation agreements. Of this total, approximately $67,800,000 relates to Gas Distribution operations and is recoverable through the GCR mechanism.

    Capital investments for 1995 are estimated to range from $300,000,000 to $600,000,000 and certain commitments have been made in connection therewith.

D. INTERSTATE PIPELINE RESTRUCTURING
The Federal Energy Regulatory Commission (FERC) issued Order No. 636 in 1992 which required interstate pipelines to separate their pipeline sales service into its various service components. The order also allows interstate pipelines to recover their prudently incurred transition costs resulting from the restructuring.

     ANR Pipeline Company (ANR), MichCon's primary interstate natural gas transporter, implemented its Order No. 636 restructuring in November 1993. During 1994, ANR filed several requests for recovery of these transition costs, and MichCon accrued its portion totaling $5,400,000 of which $3,900,000 is reflected in cost of gas. The MPSC has held that these transition costs are recoverable through the GCR mechanism, and therefore, an asset has been recorded for the unrecovered costs. As periodic filings are made by ANR, MichCon will accrue its allocated portion. It is management's belief that these costs will have no effect on earnings.

    In 1993, the FERC issued an order which required Panhandle Eastern Pipe Line Company (Panhandle) to refund to MichCon the costs of certain direct billings totaling $5,400,000 plus interest of $4,400,000. During 1994, the FERC issued an order permitting Panhandle to seek reimbursement of the $4,400,000 of interest from MichCon. MichCon is currently seeking rehearing of the FERC order. Should MichCon be unsuccessful in defeating the FERC order, it is anticipated that these costs will be recoverable through the GCR mechanism, and therefore, an asset has been recorded for their future recovery.

E. OTHER
MCN is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning claims arising in the ordinary course of business. Management cannot predict the final disposition of such proceedings, but believes that adequate provision has been made for probable losses. It is management's belief, after discussion with legal counsel, that the ultimate resolution of those proceedings still pending will not have a material adverse effect on MCN's financial statements.

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

    During 1993 and 1992, MichCon had been operating under a comprehensive agreement which provided for an operating incentive plan that allowed for annual rate adjustments to recover the effects of inflation on operation and maintenance expenses based on changes in the Consumer Price Index. MichCon received an inflation-related increase in rates of $4,900,000 effective January 1992.

   The comprehensive agreement also contained a performance incentive provision designed to adjust rates if weather-normalized earnings were above or below a specified range of return on common equity. Increased gas markets enabled MichCon to earn returns above the specified range in 1992 which resulted in a portion of these higher earnings being shared with customers. A provision for this sharing of earnings with customers was recorded in 1992, which reduced net income by $5,900,000.

  MichCon received MPSC approval to increase rates from March 1992 through February 1993 by $6,800,000 to recover its costs relating to the Michigan Department of Social Services (DSS) Heating Assistance Program. This program was extended through February 1994 with the MPSC approving rates of $10,500,000 effective February 1993. MichCon also received MPSC approval to extend $6,000,000 of rates to recover its costs related to DSS uncollectible gas accounts for 1993.

    The MPSC approved MichCon's requests for a rate increase of $19,900,000 effective September 1991, and $3,900,000 effective November 1992, in order to implement MichCon's Supply Realignment Plan. The increased rates were needed to recover the costs of maintaining a higher level of gas in inventory, to replace the reduction in storage revenue resulting from using MichCon's storage capacity for the benefit of gas sales customers, and to cover transportation costs incurred to integrate gas supply to certain gas markets serviced by MichCon.

B.  GAS COST RECOVERY AND REFUNDS
At December 31, 1994, refunds payable to customers totaled $19,600,000 consisting primarily of 1994 GCR overcollections.

    At December 31, 1993, refunds payable to customers totaled $10,800,000 consisting primarily of $7,500,000 of supply realignment overcollections and $5,800,000 of excess transportation and storage revenues. These amounts are partially offset by $4,600,000 of 1993 GCR undercollections.

7. CAPITAL AND OPERATING LEASES
MCN leases certain property (principally office buildings, a warehouse, a parking structure and computer equipment) under lease arrangements expiring at various dates to 2010, with renewal options extending beyond that date. Portions of the office buildings and parking structure are subleased to various tenants.

    The gross amount of assets recorded under capital leases and the related accumulated depreciation at December 31, 1994 are $34,077,000 and $9,507,000, respectively. The gross amount of assets and related accumulated depreciation at December 31, 1993 were $26,887,000 and $8,206,000, respectively.

  Minimum rental commitments under noncancelable leases at December 31, 1994 are as follows:

                                                                                        Capital               Operating
                                                                                         Leases                Leases
                                                                                       ---------              ---------
(in Thousands)
1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  $   4,896              $  18,253
1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      4,571                 14,267
1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      4,515                 11,695
1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      4,188                  9,387
1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      3,852                  5,408
2000 and thereafter . . . . . . . . . . . . . . . . . . . . . . . . .                     13,378                 17,258
                                                                                       ---------              ---------

Total minimum lease payments  . . . . . . . . . . . . . . . . . . . .                     35,400              $  76,268
                                                                                                              =========
Less:  Amount representing interest . . . . . . . . . . . . . . . . .                     11,571
                                                                                       ---------

Present value of minimum lease payments . . . . . . . . . . . . . . .                     23,829
Less:  Current portion  . . . . . . . . . . . . . . . . . . . . . . .                      2,015
                                                                                       ---------
Long-term obligations . . . . . . . . . . . . . . . . . . . . . . . .                  $  21,814
                                                                                       =========


     Total minimum lease payments for capital and operating leases have not been reduced by future minimum sublease receipts of $10,200,000 and $3,600,000, respectively, under noncancelable subleases.

     Capital and operating lease payments for the years ended December 31 consist of the following:

                                                                             1994                  1993                1992
                                                                           -------               -------             -------
(in Thousands)
Capital lease expense:
  Depreciation expense  . . . . . . . . . . . . . . . . . .                 $ 1,369              $   941              $   847
  Interest expense  . . . . . . . . . . . . . . . . . . . .                   2,156                1,923                2,003
                                                                            -------              -------              -------

Total capital lease expense . . . . . . . . . . . . . . . .                 $ 3,525              $ 2,864              $ 2,850
                                                                            =======              =======              =======

Operating lease expense . . . . . . . . . . . . . . . . . .                 $20,670              $16,641              $15,441
                                                                            =======              =======              =======

8. RETIREMENT BENEFITS
A. PENSION PLAN BENEFITS
Separate defined benefit retirement plans are maintained for union and nonunion employees. The plans are noncontributory, cover substantially all employees and provide for normal retirement at age 65, but with the option to retire earlier or later under certain conditions. The plans provide pension benefits that are based on the employee's compensation and years of credited service. MCN's funding policy is to fund each year's actuarially determined funding requirements of the plans, subject to regulations issued by the Internal Revenue Service. Currently, these plans meet the full funding limitations of the Internal Revenue Code. Accordingly, no contributions for the 1994, 1993 or 1992 plan years were made, and none will be made for the 1995 plan year.

Net pension cost for these plans included the following components:

                                                                             1994                  1993                 1992
                                                                           ---------             --------             --------
(in Thousands)
Service cost - benefits earned during
  the period  . . . . . . . . . . . . . . . . . . . . . . . .              $  12,854            $  11,046             $ 10,109
Interest cost on projected benefit
  obligations . . . . . . . . . . . . . . . . . . . . . . . .                 30,450               29,987               28,699
Net amortization and deferral . . . . . . . . . . . . . . . .                (60,508)              65,146                  202
Actual (return) loss on plan assets . . . . . . . . . . . . .                 15,461             (107,148)             (40,739)
                                                                           ---------            ---------             --------

Net pension credit  . . . . . . . . . . . . . . . . . . . . .              $  (1,743)           $    (969)            $ (1,729)
                                                                           =========            =========             ========


The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as prepaid pension cost in the Consolidated Statement of Financial Position:

(in Thousands)                                                                                        1994            1993
                                                                                                    --------        --------
Measurement date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   10-31-94        10-31-93
Actuarial present value of:
  Accumulated vested benefit obligation . . . . . . . . . . . . . . . . . . . . .                  $ 323,391        $366,781
  Accumulated nonvested benefit obligation  . . . . . . . . . . . . . . . . . . .                     24,908          27,487
                                                                                                   ---------        --------

  Total accumulated benefit obligation  . . . . . . . . . . . . . . . . . . . . .                  $ 348,299        $394,268
                                                                                                   =========        ========

  Projected benefit obligation for service rendered
    to date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  $ 399,724        $468,464
Plan assets at measurement date . . . . . . . . . . . . . . . . . . . . . . . . .                    572,271         609,122
                                                                                                   ---------        --------

Plan assets in excess of projected benefit obligation . . . . . . . . . . . . . .                    172,547         140,658
Less:  Unrecognized net asset at transition . . . . . . . . . . . . . . . . . . .                     50,179          55,219
       Unrecognized prior service cost  . . . . . . . . . . . . . . . . . . . . .                      3,076           3,310
       Unrecognized net gain  . . . . . . . . . . . . . . . . . . . . . . . . . .                    112,155          76,735
                                                                                                   ---------        --------
Prepaid pension cost recognized in the Consolidated
  Statement of Financial Position . . . . . . . . . . . . . . . . . . . . . . . .                  $   7,137        $  5,394
                                                                                                   =========        ========


     In determining the actuarial present value of the projected benefit obligation, the weighted average discount rate was 8.0% for 1994 and 6.5% for
1993.   The rate of increase in future compensation levels used was 5.0% for
1994 and 1993 and 5.5% for 1992. The expected long-term rate of return on plan assets was 7.5% for 1994, 1993 and 1992. For 1994 and 1993, plan assets consisted primarily of equity and fixed income securities.

     Following the conclusion of union negotiations in December 1994, these pension plans were amended to enhance certain benefits to participants effective January 1995. The amendments are estimated to increase the projected benefit obligation by $6,000,000 and the annual service and interest costs by $600,000. The impact of the amendments is not reflected in the retirement amounts as of December 31, 1994.

     MCN and its subsidiaries also sponsor several defined contribution pension plans. Participation in one of these plans is available to substantially all union and nonunion employees. Company contributions to these plans are based upon salary and the matching of employee contributions. The cost of these plans was $6,700,000 in 1994, $6,100,000 in 1993, and $5,800,000 in 1992.

B. OTHER POSTRETIREMENT BENEFITS
MCN provides certain health care and life insurance benefits for retired employees. Substantially all of MCN's employees may become eligible for these benefits if they reach retirement age while working for MCN. Prior to 1993, these costs were recognized as expense and paid when claims were incurred and amounted to $10,700,000 for 1992.

     Effective January 1993, MCN adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the use of accrual accounting for postretirement benefits. Consistent with a December 1992 MPSC order, MCN deferred 1993 postretirement benefit costs related to its Gas Distribution operations in excess of claims paid (including the amortization of the initial transition obligation) until January 1994 when new rates to recover such costs became effective.

   The deferred 1993 costs were initially being amortized over a period of 19 years. However, in June 1994, the MPSC approved a settlement agreement that allows MichCon to offset the impact of a net reduction in property and other taxes, resulting from federal and Michigan legislative changes, against its deferred 1993 postretirement costs. This will accelerate the amortization of the deferred postretirement cost from 19 years to approximately four years.

     In December 1993, MCN established a policy of funding its postretirement benefit costs to the extent such amounts are recoverable in Gas Distribution rates. During 1993, separate qualified Voluntary Employees' Beneficiary Association (VEBA) trusts were established for union and nonunion employees.
In December 1993, funding to the VEBA trusts was initiated and totaled $28,700,000. Additional contributions of $8,345,000 and $22,100,000 were made in December 1994 and January 1995, respectively. The expected long-term rate of return on plan assets, which are invested in life insurance policies, equity securities and fixed income securities, was 7.4% for 1994.

     Net postretirement cost for the years ended December 31, includes the following components:

(in Thousands)                                                                                       1994            1993
                                                                                                   --------        --------
Service cost - benefits earned during the period  . . . . . . . . . . . . . . . . . .              $  7,859        $  7,738
Interest cost on accumulated benefit obligation . . . . . . . . . . . . . . . . . . .                21,749          20,517
Amortization of transition obligation . . . . . . . . . . . . . . . . . . . . . . . .                14,601          14,656
Deferred loss on plan assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (2,607)              -
Actual loss on plan assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   489               -
                                                                                                   --------        --------
Total postretirement cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                42,091          42,911
Regulatory adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 4,942         (25,612)
                                                                                                   --------        --------

Net postretirement cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $ 47,033        $ 17,299
                                                                                                   ========        ========

     The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as accrued postretirement cost in the Consolidated Statement of Financial Position:

(in Thousands)
                                                                                                     1994            1993
                                                                                                   --------        --------
Measurement date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              10-31-94        10-31-93

Accumulated postretirement benefit obligation:
  Retirees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $154,328        $190,995
  Fully eligible active participants  . . . . . . . . . . . . . . . . . . . . . . . .                31,055          47,035
  Participants with less than 30 years of service . . . . . . . . . . . . . . . . . .                73,388          97,482
                                                                                                   --------        --------
                                                                                                    258,771         335,512
Plan assets at measurement date . . . . . . . . . . . . . . . . . . . . . . . . . . .                28,211               -
                                                                                                   --------        --------
Accumulated postretirement benefit obligation
  in excess of plan assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               230,560         335,512
Less:  Unrecognized transition obligation . . . . . . . . . . . . . . . . . . . . . .               261,488         278,453
       Unrecognized net (gain) loss . . . . . . . . . . . . . . . . . . . . . . . . .               (65,333)         24,967
       Contributions made after measurement date  . . . . . . . . . . . . . . . . . .                 8,345          28,700
                                                                                                   --------        --------

Accrued postretirement liability recognized in the
  Consolidated Statement of Financial Position  . . . . . . . . . . . . . . . . . . .              $ 26,060        $  3,392
                                                                                                   ========        ========


     The rate at which health care costs are assumed to increase is the most significant factor in estimating MCN's postretirement benefit obligation. MCN used a rate of 15% for 1993, 14% for 1994 and a rate that gradually declines each year until it stabilizes at 5% in 2003. A one percentage point increase in the assumed rate would increase the accumulated postretirement benefit obligation at December 31, 1994 by 14% and increase the sum of the service cost and interest cost by 16% for the year then ended. The discount rate used in determining the accumulated postretirement benefit obligation was 8.0% and 6.5% for 1994 and 1993, respectively.

     MCN has amended certain provisions of its retiree health care benefit plans which go into effect in January 1995. The amendments are estimated to reduce the accumulated postretirement benefit obligation by $13,200,000 and the annual service and interest costs by $1,800,000. The impact of the amendments is not reflected in the postretirement amounts as of December 31, 1994.

9. RISK MANAGEMENT ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
MCN manages market risk through the use of various commodity and interest rate instruments and limits the use of such instruments to hedging activities. Although this strategy reduces market risk, it also limits potential gains from favorable changes in commodity prices and interest rates. Under commodity and interest rate instruments, MCN receives or makes payments based on the difference between a specified rate and a market-based rate. MCN is exposed to credit risk in the event of nonperformance by the counterparties to these instruments. However, MCN only enters into agreements with investment grade institutions rated "A" or better which are expected to fully perform under the terms of the agreements thereby reducing the credit risk. MCN and the counterparties generally require cash as collateral when exposure to MCN or the counterparty exceeds certain predefined limits.

A.   NATURAL GAS HEDGING
Natural gas futures, options and swap agreements are used to manage Diversified Services' exposure to the risk of market price fluctuations on gas sale and purchase contracts, gas production, gas inventories, and certain anticipated transactions. MichCon has not used financial derivatives to hedge natural gas prices. Changes in the market value of contracts that hedge gas supply transactions are deferred and included in inventory costs until the hedged transaction is completed at which time the realized gain or loss is included in the cost of gas. Market value changes that hedge gas sales transactions are also deferred and recorded as a deferred credit or deferred charge until the hedged transaction is completed at which time the realized gain or loss is included as an adjustment to revenues.

  MCN's objective is to manage its risk exposure from changes in natural gas prices to increase the likelihood of achieving targeted rates of return on investments. Net open positions that give rise to such risks are monitored and actions taken to control the risk.

During 1993 and 1994, MCN entered into natural gas swap agreements to exchange fixed and variable prices. At December 31, 1994, MCN had natural gas swap agreements covering 266.1 Bcf through 2008. At December 31, 1993, MCN had natural gas swap agreements covering 80.3 Bcf through 1998. As a result of gas prices declining from the time the swaps were entered into, the market values of the swap agreements have declined by $32,969,000 and $17,470,000 as of December 31, 1994 and 1993, respectively. The estimated market value of fixed price sales contracts being hedged by such swaps exceeded the swap market value declines.

     As of December 31, 1994, MCN had provided $21,000,000 cash as collateral under its gas swap agreements.

B.   INTEREST RATE HEDGING
In order to reduce interest costs, MCN uses interest rate swap agreements to exchange fixed and variable rate interest payment obligations over the life of the agreements without the exchange of the underlying principal amounts. Interest rate swaps are subject to market risk as interest rates fluctuate. The difference to be received or paid on these agreements is accrued and recorded as an adjustment to interest expense over the life of the agreements.

At December 31, 1994, MCN had interest rate swap agreements with notional principal amounts totaling $33,100,000 (Note 3a) and a weighted average remaining life of 5.3 years. At December 31, 1993, the notional principal amount of outstanding interest rate swaps totaled $34,900,000. The notional principal amounts are used solely to calculate amounts to be paid or received under the interest rate swap agreements and approximate the principal amount of the underlying debt being hedged. If the interest rate swap agreements were terminated, it is estimated that MCN would have had to pay counterparties a net $387,000 as of December 31, 1994 and would have received a net $1,175,000 as of December 31, 1993.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS
MCN has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgement is required in developing the estimates of fair value presented herein and therefore, the values are not necessarily indicative of the amounts that MCN could realize in a current market exchange. The carrying amounts of certain financial instruments such as notes payable and customer deposits are assumed to approximate fair value due to the short-term nature of these items.

     The carrying amount and the estimated fair value of other financial instruments consist of the following:


                                                                                  1994                          1993
                                                                        ------------------------       ------------------------
                                                                        Carrying       Estimated       Carrying       Estimated
(in Thousands)                                                           Amount       Fair Value        Amount       Fair Value
                                                                        --------      ----------       --------      ----------
ASSETS:
Notes receivable and advances . . . . . . . . . . . . .  .              $ 10,192        $ 10,192       $  9,592       $  9,592

LIABILITIES AND SHAREHOLDERS' EQUITY:
Long-term debt, excluding capital lease
  obligations . . . . . . . . . . . . . . . . . . . . .  .               663,705         644,367        477,196        502,433
Redeemable cumulative preferred securities,
  including current portion . . . . . . . . . . . . . .  .               105,618         106,658          8,618          8,955

DERIVATIVE FINANCIAL INSTRUMENTS: (Note 9)
Natural gas swap agreements:
  with unrealized gains . . . . . . . . . . . . . . . .  .                   916             916              -              -
  with unrealized losses  . . . . . . . . . . . . . . .  .                33,885          33,885         17,470         17,470
Interest rate swap agreements:
  with unrealized gains . . . . . . . . . . . . . . . .  .                                   693                         2,468
  with unrealized losses  . . . . . . . . . . . . . . .  .                                 1,080                         1,293


The estimated fair values are determined based on the following:

Notes receivable and advances - interest rates currently available to MCN for investments with similar maturities and credit quality assumptions.

Long-term debt - interest rates currently available to MCN for issuance of debt with similar terms and remaining maturities.

Redeemable cumulative preferred securities -  quoted market price.

Natural gas and interest rate swap agreements - estimated amount that MCN would receive or pay to terminate the swap agreements, taking into account current gas prices, interest rates and the creditworthiness of the swap counterparties.

Guaranty (Note 5a) - management is unable to practicably estimate the fair value of the Harbortown guaranty due to the nature of the related party transaction and the fact that there is no similar market for the instrument.

     The fair value estimates presented herein are based on information available to management as of December 31, 1994 and 1993. Management is not aware of any subsequent factors that would significantly affect the estimated fair value amounts.

234
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


11.  SUMMARY OF INCOME TAXES
Effective January 1993, MCN adopted SFAS No. 109, "Accounting for Income
Taxes,"  which supersedes SFAS No. 96.   No cumulative adjustment was necessary
for the adoption of this standard because its provisions are not materially different than those applied under the previous standard which MCN adopted in 1987.

(in Thousands)                                                                           1994           1993            1992
                                                                                       --------       --------        --------

Effective federal income tax rate . . . . . . . . . . . . .. . . . . . . . .               26.7%          32.5%           32.7%
                                                                                       ========       ========        ========
Income taxes consist of:
  Current provision . . . . . . . . . . . . . . . . . . . .. . . . . . . . .           $ 48,526       $  4,628        $  6,073
  Deferred provision - net  . . . . . . . . . . . . . . . .. . . . . . . . .             (8,709)        35,494          24,961
  Federal gas production tax credits  . . . . . . . . . . .. . . . . . . . .             (7,872)        (2,258)            (12)
  Investment tax credit - net . . . . . . . . . . . . . . .. . . . . . . . .             (1,886)        (1,923)         (1,943)
                                                                                       --------       --------        --------
Total income taxes  . . . . . . . . . . . . . . . . . . . .. . . . . . . . .           $ 30,059       $ 35,941        $ 29,079
                                                                                       ========       ========        ========
Reconciliation between statutory and actual income taxes:
Statutory federal income taxes at a rate of 35%,
 35% and 34%, respectively  . . . . . . . . . . . . . . . . . . . . . . . . .          $ 37,739       $ 38,056        $ 29,307
Adjustments to federal tax expense:
  Excess of book over tax depreciation, allowed . . . . . . . . . . . . . . .             6,119          4,302           4,279
  Adjustment of federal income taxes provided
     in prior periods . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (3,303)        (1,187)         (1,320)
  Amortization of investment tax credit . . . . . . . . . . . . . . . . . . .            (1,886)        (1,923)         (1,943)
  Federal gas production tax credits  . . . . . . . . . . . . . . . . . . . .            (7,872)        (2,258)            (12)
  Other - net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (738)        (1,049)         (1,232)
                                                                                       --------       --------        --------
Total income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 30,059       $ 35,941        $ 29,079
                                                                                       ========       ========        ========

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

(in Thousands)
                                                                                                  1994                1993
                                                                                           -----------------   -----------------
Deferred tax assets:
  Uncollectibles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  $  5,880             $  6,773
  Vacation and other benefits . . . . . . . . . . . . . . . . . . . . . . . . . .                     7,548                4,980
  Deferred lost gas cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       295                2,266
  Federal gas production tax credits  . . . . . . . . . . . . . . . . . . . . . .                     4,298                2,270
  Refunds payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     6,284                    -
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     6,919                5,735
                                                                                                  ---------             --------
Total deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    31,224               22,024
                                                                                                  ---------             --------
Deferred tax liabilities:
  Depreciation and other property related basis
    differences, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   182,799              160,083
  Property taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    12,414               17,579
  Postretirement benefit costs  . . . . . . . . . . . . . . . . . . . . . . . . .                       366               10,045
  Receivable from GCR customers . . . . . . . . . . . . . . . . . . . . . . . . .                         -                6,524
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    18,689               12,891
                                                                                                  ---------             --------
Total deferred tax liabilities  . . . . . . . . . . . . . . . . . . . . . . . . .                   214,268              207,122
                                                                                                  ---------             --------
Net deferred tax liability  . . . . . . . . . . . . . . . . . . . . . . . . . . .                   183,044              185,098
Less: Net deferred tax (asset) liability - current  . . . . . . . . . . . . . . .                    (2,293)              13,468
                                                                                                  ---------             --------
Net deferred tax liability - noncurrent . . . . . . . . . . . . . . . . . . . . .                 $ 185,337             $171,630
                                                                                                  =========             ========

     The Omnibus Budget Reconciliation Act of 1993, which was enacted in August 1993, increased the corporate income tax rate from 34% to 35% effective January 1993.

12. SUPPLEMENTARY INFORMATION FOR GAS AND OIL PRODUCING ACTIVITIES (Unaudited) The following information was prepared in accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities" and related SEC accounting rules. Data is presented for the 1994 period only as MCN's gas and oil producing activities were not significant in prior years.

CAPITALIZED COSTS
in Thousands - December 31                                                                                     1994
                                                                                                             --------
Proved properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $229,736
Unproved properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                47,382
                                                                                                             --------
                                                                                                              277,118
Accumulated depreciation, depletion and amortization  . . . . . . . . . . . . . . . . . . . . .                12,377
                                                                                                             --------

Net capitalized costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $264,741
                                                                                                             ========


CAPITALIZED COSTS EXCLUDED FROM AMORTIZATION
Unproved properties held by MCN are excluded from amortization until they have been evaluated. A summary of costs excluded from amortization at December 31, 1994, and the year in which such costs were incurred follows:

In Thousands
                                                                                              YEAR COSTS INCURRED
                                                                                            ------------------------
                                                                                                            1993 &
                                                                         TOTAL               1994            Prior
                                                                        -------             -------         -------

Acquisition . . . . . . . . . . . . . . . . . . . . . . . . . .         $42,307             $40,365         $ 1,942
Exploration . . . . . . . . . . . . . . . . . . . . . . . . . .           5,075               4,069           1,006
                                                                        -------             -------         -------

                                                                        $47,382             $44,434         $ 2,948
                                                                        =======             =======         =======

The acquisition amount includes all costs incurred to purchase or lease property with unproved reserves.


COSTS INCURRED

in Thousands - Year Ended December 31                                                                            1994
                                                                                                                -----
Acquisition:
  Proved properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 86,571
  Unproved properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              40,365
                                                                                                               --------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             126,936
Exploration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              14,921
Development . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              44,052
                                                                                                               --------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $185,909
                                                                                                               ========


RESULTS OF OPERATIONS

in Thousands - Year Ended December 31                                                                            1994
                                                                                                               --------

Operating revenues:
  Unaffiliated customers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 13,097
  Affiliated companies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              18,375
                                                                                                               --------
                                                                                                                 31,472
                                                                                                               --------
Production costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               8,573
Depreciation, depletion and amortization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              10,800
                                                                                                               --------
                                                                                                                 19,373
                                                                                                               --------
Income before income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              12,099
                                                                                                               --------

Income taxes:
  Income tax provision  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4,235
  Federal gas production tax credits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (7,872)
                                                                                                               --------
                                                                                                                 (3,637)
                                                                                                               --------
Results of operations, excluding corporate and interest costs . . . . . . . . . . . . . . . . . . .            $ 15,736
                                                                                                               ========


The 1994 average amortization rate per Mcf equivalent was $.65.

RESERVE QUANTITY INFORMATION
MCN's proved reserves are located in the United States. The estimated quantities of proved reserves disclosed below are based upon estimates by MCN's independent petroleum engineers.

                                                                                                               1994
                                                                                                       --------------------
December 31                                                                                         GAS               OIL
                                                                                                  --------          -------
                                                                                                  (MMCF)             (MBBL)
Proved reserves:
  Developed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              247,992            1,042
  Undeveloped . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              173,996              119
                                                                                                  --------          -------
                                                                                                   421,988            1,161
                                                                                                  ========          =======



                                                                                                               1994
                                                                                                       --------------------
Year Ended December 31                                                                              GAS               OIL
                                                                                                  --------          -------
                                                                                                  (MMCF)               (MBBL)
Production of reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               16,513               85
                                                                                                  ========          =======



STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
The following presentation of the standardized measure of discounted future net cash flows is intended to be neither a measure of the fair market value of MCN's gas and oil properties, nor an estimate of the present value of actual future cash flows to be obtained as a result of their development and production. It is based upon subjective estimates of proved reserves only and attributes no value to categories of reserves other than proved reserves, such as probable or possible reserves, or to unproved acreage. Furthermore, as it is based on year end prices and costs adjusted only for existing contractual arrangements (Note 9) and assumes an arbitrary annual discount rate of 10%, it does not reflect the impact of future price and cost changes. Future income tax expenses were computed by applying statutory tax rates adjusted for permanent differences and tax credits, to estimated future pretax net cash flows.

     The standardized measure is intended to provide a better means for comparing the value of MCN's proved reserves at a given time with those of other gas and oil producing companies than is provided by a simple comparison of raw proved reserve quantities.


Thousands of Dollars - December 31                                                                                 1994
                                                                                                                ----------
Future revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 $1,084,046
Future production costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    342,564
Future development costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     66,256
                                                                                                                ----------
Future net cash flows before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .                    675,226
Discount to present value at 10%  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    357,120
                                                                                                                ----------
Present value of future net cash flows before income taxes  . . . . . . . . . . . . . . . . . .                    318,106
Future income taxes discounted at 10% . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     56,329
Future production tax credits discounted at 10% . . . . . . . . . . . . . . . . . . . . . . . .                    (49,288)
                                                                                                                ----------
Standardized measure of discounted future net cash flows  . . . . . . . . . . . . . . . . . . .                 $  311,065
                                                                                                                ==========


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (concluded)



13. SEGMENT INFORMATION
The business segments of MCN are defined as follows: a) Gas Distribution - natural gas distribution and transmission operations; b) Gas Services - natural gas marketing, gathering and production operations; c) Computer Operations Services - computer processing and network services, high speed electronic printing and direct mail services; d) Corporate & Other - corporate and other
services.   Amounts presented below are that of MCN's consolidated operations only and do not include its share of joint ventures (Note 1).

                                                                                COMPUTER
                                                   GAS              GAS        OPERATIONS   CORPORATE    INTERCOMPANY   CONSOLIDATED
                                              DISTRIBUTION       SERVICES       SERVICES     & OTHER     ELIMINATIONS       TOTAL
                                             --------------     ----------     ----------  ----------    ------------   ------------
(in Thousands)
1994
- ----
Operating Revenues  . . . . . . . . . .        $1,126,134       $357,336        $88,211     $      -      $(25,881)(1)    $1,545,800
Operating Income (Loss) . . . . . . . .           128,749         27,024          6,617       (7,859)          -             154,531
Identifiable Assets . . . . . . . . . .         1,587,972        585,030         65,378       19,005       (12,761)        2,244,624
Depreciation, Depletion and Amortization           84,815         12,358          5,785          662           -             103,620
Capital Expenditures  . . . . . . . . .           146,701        201,328         12,458        2,740           -             363,227

1993
- ----

Operating Revenues  . . . . . . . . . .        $1,129,264       $301,496        $74,391     $      -      $(25,497)(1)    $1,479,654
Operating Income (Loss) . . . . . . . .           127,704         16,928          5,192       (5,938)          -             143,886
Identifiable Assets . . . . . . . . . .         1,525,991        306,226         53,802       65,109       (69,228)        1,881,900
Depreciation, Depletion and Amortization           74,414          2,232          4,616          384           -              81,646
Capital Expenditures  . . . . . . . . .           142,428         59,088          5,064        2,231           -             208,811

1992
- ----

Operating Revenues  . . . . . . . . . .        $1,160,494       $242,302        $67,730     $      -      $(23,274)(1)    $1,447,252
Operating Income (Loss) . . . . . . . .           107,922         15,707          4,749       (2,885)          -             125,493
Identifiable Assets . . . . . . . . . .         1,440,279        199,605         46,205       33,771       (70,871)        1,648,989
Depreciation, Depletion and Amortization           70,289          2,195          3,818          132           -              76,434
Capital Expenditures  . . . . . . . . .           129,423         35,935          5,484          467           -             171,309



(1) Intercompany eliminations include revenue of Computer Operations Services from Gas Distribution of $15,877, $15,340 and $15,631 for 1994, 1993 and
     1992, respectively. The remaining balance is primarily for gas transportation and gas sales between Gas Distribution and Gas Services.

                         INDEPENDENT AUDITOR'S REPORT




To the Board of Directors of MCN Corporation:

We have audited the accompanying consolidated statements of financial position of MCN Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and capitalization for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCN Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 8b to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."




DELOITTE & TOUCHE LLP
Detroit, Michigan
February 6, 1995

                      SUPPLEMENTARY FINANCIAL INFORMATION


SELECTED FINANCIAL DATA (Unaudited)                        1994            1993           1992            1991           1990
                                                        ----------      ----------     ----------      ----------     ----------
(Dollars in Thousands Except Per Share Amounts)
NET INCOME  . . . . . . . . . . . . . . . . . . .       $   77,768      $   72,790     $   57,118      $   35,078     $   32,336
                                                        ==========      ==========     ==========      ==========     ==========

CASH DIVIDENDS DECLARED ON COMMON STOCK . . . . .       $   51,492      $   49,527     $   44,940      $   40,400     $   37,519
                                                        ==========      ==========     ==========      ==========     ==========

COMMON STOCK DATA (1)
Earnings per share  . . . . . . . . . . . . . . .       $     1.31      $     1.24     $     1.05      $      .71     $      .69

Book value per share  . . . . . . . . . . . . . .       $     8.56      $     7.97     $     7.44      $     6.61     $     6.31
Return on average common shareholders' equity . .             15.8%           16.1%          14.6%           10.8%          10.8%
Actual common shares outstanding (000)  . . . . .           59,788          58,992         58,292          52,776         47,860
Average shares outstanding (000)  . . . . . . . .           59,394          58,642         54,216          49,386         47,032

PROPERTY, PLANT AND EQUIPMENT
Gas Distribution  . . . . . . . . . . . . . . . .       $2,206,462      $2,101,616     $1,981,741      $1,866,971     $1,755,033
Diversified Services  . . . . . . . . . . . . . .          398,363         182,913        116,394          75,179         66,784
                                                        ----------      ----------     ----------      ----------     ----------

                                                         2,604,825       2,284,529      2,098,135       1,942,150      1,821,817
Less - Accumulated depreciation and depletion . .        1,112,387       1,047,941        983,038         919,004        857,092
                                                        ----------      ----------     ----------      ----------     ----------

Net . . . . . . . . . . . . . . . . . . . . . . .       $1,492,438      $1,236,588     $1,115,097      $1,023,146     $  964,725
                                                        ==========      ==========     ==========      ==========     ==========

TOTAL ASSETS  . . . . . . . . . . . . . . . . . .       $2,244,624      $1,881,900     $1,648,989      $1,517,387     $1,500,360
                                                        ==========      ==========     ==========      ==========     ==========

CAPITAL INVESTMENTS . . . . . . . . . . . . . . .       $  401,969      $  245,178     $  202,071      $  145,021     $  177,667
                                                        ==========      ==========     ==========      ==========     ==========

CAPITALIZATION
Long-term debt and capital lease obligations  . .       $  685,519      $  494,821     $  379,811      $  328,052     $  320,516
Redeemable cumulative preferred securities  . . .          102,618           5,618          9,000          12,000         15,000
Common shareholders' equity . . . . . . . . . . .          511,495         470,168        433,808         348,937        301,791
                                                        ----------      ----------     ----------      ----------     ----------

                                                        $1,299,632      $  970,607     $  822,619      $  688,989     $  637,307
                                                        ==========      ==========     ==========      ==========     ==========

OPERATING REVENUES
Gas Distribution:
  Gas sales . . . . . . . . . . . . . . . . . . .       $  968,659      $  983,083     $  969,221      $  929,339     $  895,092
  End user transportation . . . . . . . . . . . .           76,483          71,718         70,160          63,298         58,355
  Intermediate transportation . . . . . . . . . .           28,744          19,637         17,840           7,979          4,535
  Storage services  . . . . . . . . . . . . . . .            8,054          10,090          9,584          16,946         26,329
  Conservation and other assistance programs  . .           18,716          23,935         27,677          30,803         15,550
  Application of (provision for) refunds - net  .              223          (3,165)        43,792         (15,799)        12,203
  Other . . . . . . . . . . . . . . . . . . . . .           25,255          23,966         22,220          16,487         14,933
                                                        ----------      ----------     ----------      ----------     ----------

                                                         1,126,134       1,129,264      1,160,494       1,049,053      1,026,997
                                                        ----------      ----------     ----------      ----------     ----------

Diversified Services:
  Gas sales and transportation  . . . . . . . . .          357,336         301,496        242,302         193,310        163,436
  Computer operations services and other  . . . .           88,211          74,391         67,730          62,430         44,627
                                                        ----------      ----------     ----------      ----------     ----------

                                                           445,547         375,887        310,032         255,740        208,063
                                                        ----------      ----------     ----------      ----------     ----------

Less intercompany transactions  . . . . . . . . .           25,881          25,497         23,274          20,242         18,032
                                                        ----------      ----------     ----------      ----------     ----------

                                                        $1,545,800      $1,479,654     $1,447,252      $1,284,551     $1,217,028
                                                        ==========      ==========     ==========      ==========     ==========

EFFECT OF WEATHER
Degree days . . . . . . . . . . . . . . . . . . .            6,489           6,675          6,607           6,092          5,967
Percent colder (warmer) than normal . . . . . . .             (4.2)%          (2.2)%         (3.7)%         (10.7)%        (12.5)%
Increase (decrease) from normal in:
  Gas markets (MMcf)  . . . . . . . . . . . . . .           (4,353)         (4,328)       (10,218)        (17,110)       (21,369)
  Net income  . . . . . . . . . . . . . . . . . .       $   (3,984)     $   (3,696)    $   (8,728)     $  (13,268)    $  (15,623)
  Earnings per share  . . . . . . . . . . . . . .       $     (.07)     $     (.06)    $     (.16)     $     (.27)    $     (.33)

(1) All common share and per share amounts reflect the two-for-one stock split completed in November 1994.

                SUPPLEMENTARY FINANCIAL INFORMATION (concluded)


SELECTED FINANCIAL DATA (Unaudited)                 1994           1993           1992           1991             1990
                                                 ---------      ---------      ----------     ----------       ----------
GAS MARKETS (MMcf)
Gas Distribution:
  Gas sales . . . . . . . . . . . . . . .          204,384        205,372         203,110        192,770         188,066
  End user transportation . . . . . . . .          140,020        128,643         129,722        119,846         111,373
  Intermediate transportation . . . . . .          303,617        281,116         183,978        105,496          73,330
                                                 ---------      ---------       ---------     ----------      ----------

                                                   648,021        615,131         516,810        418,112         372,769
                                                 ---------      ---------       ---------     ----------      ----------
Diversified Services:
  Gas sales:
    Gas marketing & cogeneration  . . . .          142,352        122,782         112,263         91,968          74,380
    Exploration & production (2)  . . . .            7,459             67               -              -               -
  Transportation  . . . . . . . . . . . .           20,546         21,840          25,382         25,335               -
                                                 ---------      ---------       ---------     ----------      ----------

                                                   170,357        144,689         137,645        117,303          74,380
                                                 ---------      ---------       ---------     ----------      ----------

Less intercompany transactions  . . . . .           13,256         17,406           6,816          2,509              89
                                                 ---------      ---------       ---------     ----------      ----------

Total . . . . . . . . . . . . . . . . . .          805,122        742,414         647,639        532,906         447,060
                                                 =========      =========       =========     ==========      ==========

GAS DISTRIBUTION CUSTOMERS
Residential . . . . . . . . . . . . . . .        1,073,306      1,061,679       1,050,533      1,045,618       1,038,260
Total . . . . . . . . . . . . . . . . . .        1,154,545      1,141,986       1,130,165      1,124,792       1,116,924

EMPLOYEES
Gas Distribution  . . . . . . . . . . . .            3,301          3,379           3,588          3,544           3,489
Diversified Services  . . . . . . . . . .              588            489             380            338             380



QUARTERLY OPERATING RESULTS AND COMMON STOCK PRICES (Unaudited) (1)

Due to the seasonal nature of MCN's Gas Distribution operations, revenues, net income and earnings per share tend to be higher in the first and fourth quarters of the calendar year. Quarterly earnings per share may not total for the years, since quarterly computations are based on weighted average common shares outstanding during each quarter. There were 24,583 and 26,512 holders of record of MCN common shares at December 31, 1994 and 1993, respectively.


                                                     First         Second           Third          Fourth
                                                     Quarter       Quarter         Quarter         Quarter          Year
                                                     -------       -------         -------         -------       ---------
(Dollars in Thousands Except Per Share Amounts)

1994
Operating revenues  . . . . . . . . . . .          $656,757       $272,567        $204,389        $412,087      $1,545,800
Operating income (loss) . . . . . . . . .          $113,554       $ 12,060        $(16,605)       $ 45,522      $  154,531
Net income (loss) . . . . . . . . . . . .          $ 69,122       $  3,477        $(15,570)       $ 20,739      $   77,768
Earnings (loss) per share . . . . . . . .          $   1.17       $    .06        $   (.26)       $    .35      $     1.31

Dividends paid per share  . . . . . . . .          $  .2150       $  .2150        $  .2150        $  .2225      $    .8675
Average daily trading volume  . . . . . .           109,958         89,126          84,122          61,495          84,554

Price per share
  High  . . . . . . . . . . . . . . . . .          $  20.00       $  20.13       $   20.25        $  19.06      $    20.25
  Low . . . . . . . . . . . . . . . . . .          $  16.88       $  17.63       $   17.25        $  17.13      $    16.88
  Close . . . . . . . . . . . . . . . . .          $  17.88       $  20.00       $   18.06        $  18.00      $    18.00

1993

Operating revenues  . . . . . . . . . . .          $559,348       $289,794        $182,732        $447,780      $1,479,654
Operating income (loss) . . . . . . . . .          $ 90,640       $  6,994        $ (9,404)       $ 55,656      $  143,886
Net income (loss)   . . . . . . . . . . .          $ 54,044       $  1,938        $(11,220)       $ 28,028      $   72,790
Earnings (loss) per share . . . . . . . .          $    .93       $    .03        $   (.19)       $    .48      $     1.24

Dividends paid per share  . . . . . . . .          $  .2100       $  .2100        $  .2100        $  .2150      $    .8450
Average daily trading volume  . . . . . .           144,538        113,596          81,356          66,372         101,078

Price per share
  High  . . . . . . . . . . . . . . . . .          $  16.81       $  17.44        $  18.25        $  18.31      $    18.31
  Low . . . . . . . . . . . . . . . . . .          $  14.50       $  15.44        $  16.50        $  16.94      $    14.50
  Close . . . . . . . . . . . . . . . . .          $  16.81       $  17.44        $  17.44        $  17.38      $    17.38

(2) Represents gas sales made directly to third parties by MCN's E&P operations. Other E&P production is sold to affiliated companies for marketing.