Form 10-K, Exhibit 13
period 1995-12-31
MCN CORP
filed 1996-03-01
CIK 837579

EXHIBIT 13-1


                       MCN CORPORATION AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS




RESULTS OF OPERATIONS

Record earnings reported for the third consecutive year - MCN's earnings rose to a record $96.8 million ($1.49 per share) in 1995, an increase of $19.0 million ($.18 per share) or 24% from 1994. This performance reflects the successful implementation of the strategic direction discussed below. MCN earned $77.8 million ($1.31 per share) in 1994, an increase of $5.0 million ($.07 per share) from 1993.

                               1995        1994        1993
                             --------    --------    --------
Net Income  (in Millions)
  Gas Distribution ......    $   75.6    $   63.2    $   65.4
  Diversified Energy ....        21.2        14.6         7.4
                             --------    --------    --------
                             $   96.8    $   77.8    $   72.8
                             ========    ========    ========

Earnings Per Share
  Gas Distribution ......    $   1.17    $   1.06    $   1.11
  Diversified Energy ....         .32         .25         .13
                             --------    --------    --------
                             $   1.49    $   1.31    $   1.24
                             ========    ========    ========

Strategic Direction - MCN's primary objective is to achieve superior, long-term returns for its shareholders. To accomplish this, MCN's strategy is to aggressively invest in a diverse portfolio of domestic and international natural gas-related projects. The success of this strategy will be demonstrated by the growth of MCN's earnings and the total return to its shareholders over time.

Reorganization of Michigan Pipeline Operations - In January 1996, MCN consolidated its Michigan pipeline operations through the transfer of its Michigan gathering and transportation network from its Diversified Energy group to its Gas Distribution group. The transfer was made in order to consolidate MCN's Michigan gathering pipeline activities within one business unit. The segment information included herein is reported as though the combined intrastate pipeline operations were part of Gas Distribution for all periods presented.

Gas Distribution
----------------

Earnings produce a 15.6% return on equity - Gas Distribution earnings increased $12.4 million ($.11 per share) compared to 1994. The 20% increase is due primarily to higher gas sales and transportation deliveries as well as lower operating costs. Earnings for 1994 decreased by $2.2 million ($.05 per share) from 1993 due primarily to the lower return on equity authorized in MichCon's rate order which went into effect in January 1994 and lower gas deliveries resulting from warmer weather.

                                                     1995                1994                1993
Effect of Weather on Gas Markets and Earnings    -----------         -----------         -----------

Percentage Colder (Warmer) than Normal ......            .3 %              (4.2)%              (2.2)%
Increase (Decrease) from Normal in:
   Gas Markets (in Bcf) .....................           1.5                (4.4)               (4.3)
   Net Income (in Millions) .................    $      1.4          $     (4.0)         $     (3.7)
   Earnings Per Share .......................    $      .02          $     (.07)         $     (.06)

Gross Margin

Gross margin increases - Gas Distribution gross margin (operating revenues less cost of gas) increased $15.9 million in 1995 reflecting higher gas sales due to colder weather and increased transportation deliveries. The 1994 increase of $46.8 million reflects revenues from increased transportation deliveries and higher gas sales rates.


Gas Distribution Operations (in Millions)       1995       1994       1993
                                             --------    --------    --------
Operating Revenues* .....................    $1,107.6    $1,137.0    $1,141.5
Cost of Gas .............................       491.4       536.7       588.0
                                             --------    --------    --------
   Gross Margin .........................       616.2       600.3       553.5
                                             --------    --------    --------

Other Operating Expenses*
   Operation & Maintenance ..............       299.8       318.1       281.4
   Depreciation, Depletion & Amortization        91.3        86.0        75.5
   Property & Other Taxes ...............        58.8        59.6        60.0
                                             --------    --------    --------
                                                449.9       463.7       416.9
                                             --------    --------    --------
Operating Income ........................       166.3       136.6       136.6
                                             --------    --------    --------

Equity in Earnings of Joint Ventures ....         1.3         2.0         3.1
                                             --------    --------    --------

Other Income & (Deductions)*
   Interest Income ......................         4.4         4.4         4.3
   Interest Expense .....................       (44.5)      (38.8)      (35.7)
   Minority Interest ....................        (2.4)       (2.9)       (3.3)
   Other ................................        (5.6)       (5.3)       (5.3)
                                             --------    --------    --------
                                                (48.1)      (42.6)      (40.0)
                                             --------    --------    --------

Income Before Income Taxes ..............       119.5        96.0        99.7
Income Taxes ............................        43.9        32.8        34.3
                                             --------    --------    --------

Net Income ..............................    $   75.6    $   63.2    $   65.4
                                             ========    ========    ========

*Includes intercompany transactions

Gas sales rates for 1995 and 1994 reflect increased rates of $15.7 million beginning in January 1994, as approved by the Michigan Public Service Commission (MPSC) in MichCon's last general rate case. The higher rates included $28.7 million for retiree healthcare benefits recognized under new accounting requirements and $8.1 million for higher depreciation rates. The MPSC's decision also lowered MichCon's allowed rate of return on common equity to 11.5%. MichCon has no plans to file a general rate increase request with the MPSC.

Additionally, gas sales rates are set to recover lost gas costs using an averaging method based on historical lost gas experience. Prior to 1993, MichCon deferred or accrued revenues for differences between historical average lost gas amounts and the actual amount experienced. However, as a result of the order issued in MichCon's last general rate case, MichCon no longer defers or accrues revenues for these differences in lost gas amounts. Amortization of previously deferred amounts was completed in 1995 and increased revenues by $3.4 million, $3.1 million and $4.7 million in 1995, 1994 and 1993, respectively.

Gas sales and end user transportation deliveries in total increased 11.2 Bcf due primarily to colder weather and expanded markets. End user transportation deliveries for both 1995 and 1994 reflect an overall higher level of gas usage by large-volume commercial and industrial customers.

In addition, MichCon began providing end user transportation deliveries of natural gas in October 1995 to a 123 megawatt cogeneration plant that was constructed by MCN Investment and Destec Energy during 1995. The plant uses approximately nine Bcf of natural gas annually.


Gas Distribution Markets (in Bcf)    1995     1994    1993
                                    -----    -----    -----
Gas Sales ......................    209.8    204.4    205.4
End User Transportation ........    145.8    140.0    128.6
                                    -----    -----    -----
                                    355.6    344.4    334.0
Intermediate Transportation* ...    374.4    323.0    302.7
                                    -----    -----    -----
                                    730.0    667.4    636.7
                                    =====    =====    =====

* Includes intercompany volumes

Intermediate transportation deliveries increased in both 1995 and 1994 due primarily to additional volumes transported for pipeline customers and increased transportation of Antrim gas for Michigan gas producers and brokers. Profit margins on intermediate transportation services are considerably less than margins on gas sales or for end user transportation markets.

There has been a significant increase in Michigan Antrim gas production over the past few years, resulting in a growing demand by gas producers and brokers for intermediate transportation services. In order to meet the increased demand, MichCon began construction of facilities in 1995 to expand the transportation capacity of its northern Michigan gathering system. A significant portion of the project was completed in 1995 and the remainder is to be completed by June 1996. The expansion project will total approximately $40 million for additional pipeline and related facilities and is expected to transport approximately 135 Bcf of Antrim gas annually, generating new revenues of approximately $8 million per year.

Effective in January 1996, the transportation rate of one customer will decrease 40% in accordance with the terms of a 15 year contract that reduces the transportation rate for the last ten years of the agreement. Revenues from the customer subject to the rate decrease totaled $6.0 million in 1995.

Cost of Gas

Cost of gas is affected by variations in sales volumes and cost of gas rates. Through the Gas Cost Recovery (GCR) mechanism, MichCon's rates are set to recover 100% of prudently and reasonably incurred gas costs. Therefore, fluctuations in total gas costs have little or no effect on gross margins and earnings.

Cost of gas sold decreased in 1995 as a result of significantly lower prices for natural gas purchased, partially offset by higher gas sales volumes due to colder weather. Lower natural gas prices as well as lower gas sales volumes due to warmer weather resulted in the 1994 decrease in cost of gas sold. Cost of gas sold per thousand cubic feet for 1995 was $2.36, a decrease of $.30 (11%) from 1994. Cost of gas sold per thousand cubic feet for 1994 decreased by $.26 (9%) from 1993. MichCon will continue its supply strategy of purchasing gas under contracts that tie purchase prices to spot market prices.

To mitigate price volatility associated with gas purchases, MichCon reserved the right to fix the prices it pays under some of these contracts. In order to capture declining gas prices during 1994, MichCon fixed the price on approximately 34 Bcf of gas in advance of the month of purchase. Subsequently, there was a further decline in gas prices during 1994. Had MichCon not fixed these prices, its cost of gas would have been approximately $10 million (1.9%) lower for 1994. In February 1996, the MPSC issued an order finding that all of MichCon's 1994 gas costs were reasonable and prudent, and made no disallowance of gas costs as a result of MichCon fixing its gas prices. MichCon did not fix any gas prices during 1995.

As previously discussed, MichCon's rates are set to recover its lost gas costs using an averaging method based on historical lost gas experience. The difference between the historical average lost gas amount and the actual lost gas amount is recorded to income at the end of the seasonal cycle ended August 31 of each year. For the seasonal cycles ended August 1995 and August 1994, the actual lost gas experienced was lower than the historical average lost gas amount, resulting in reductions to cost of gas of $1.5 million and $5.9 million during 1995 and 1994, respectively. No significant adjustment occurred during 1993.

The Federal Energy Regulatory Commission (FERC) issued Order No. 636 in 1992 which required interstate pipelines to separate their pipeline sales service into its various service components. The order also allows interstate pipelines to recover their prudently incurred transition costs resulting from restructuring. ANR Pipeline Company (ANR), MichCon's primary interstate natural gas transporter, implemented its Order No. 636 restructuring in November 1993. During 1995 and 1994, ANR filed several transition cost recovery requests. MichCon accrued its portion of these costs in 1995 and 1994 totaling $6.8 million and $5.4 million, of which $5.0 million and $3.9 million is reflected in cost of gas, respectively. These transition costs are recovered through the GCR mechanism as paid, and therefore, a regulatory asset has been recorded for the unrecovered costs. As periodic filings are made by ANR, MichCon will accrue its allocated portion. It is management's belief that there will be no significant effect on MCN's financial statements.

In 1993, the FERC issued an order which required Panhandle Eastern Pipe Line Company (Panhandle) to refund to MichCon the costs of certain direct billings totaling $5.4 million plus interest of $4.4 million. During 1994, the FERC issued an order permitting Panhandle to seek reimbursement of the $4.4 million in interest from MichCon. MichCon is currently seeking rehearing of the FERC order. Should MichCon be ultimately unsuccessful in defeating Panhandle's claim, it is anticipated that these costs will be recoverable through the GCR mechanism and therefore, a regulatory asset has been recorded for their future recovery.

Other Operating Expenses

Operation and maintenance expenses decreased 6% during 1995 due to lower benefit costs, primarily pension and retiree healthcare costs. Operation and maintenance expenses increased in 1994 due to higher postretirement healthcare costs being recognized in 1994 as a result of the new accounting requirements under Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." These costs are being recovered in rates that became effective in January 1994. Management's efforts to reduce operating costs also contributed to the 1995 decrease in operation and maintenance expenses and helped moderate the 1994 increase. Management is continually assessing ways to improve cost competitiveness and the quality of customer service. During 1994, MichCon reorganized along core business processes, which has streamlined its organizational structure. The number of Gas Distribution employees declined by 201 (6%) and 78 (2%) in 1995 and 1994, respectively. Employee reductions were achieved while providing services to an additional 31,000 customers since 1993.

Gas Distribution Operation and Maintenance Expense (in Millions):

1995........................... $299.8
1994........................... $318.1
1993........................... $281.4

Operation and maintenance expenses in future years may be affected by investigation and remediation costs associated with several environmentally contaminated sites, as discussed in detail in the "Environmental Matters" section that follows. Management anticipates that these costs will not materially affect earnings because any amounts not covered by insurance are expected to be recoverable in rates.

MichCon receives a significant amount of its heating assistance funding from the Low-Income Home Energy Assistance Program (LIHEAP). Congress has reduced a substantial portion of the program's funding for the 1996 fiscal year, and there are proposals to eliminate all program funding in future years. Michigan's share of LIHEAP funds were reduced from $78 million in fiscal year 1995 to $47.5 million in 1996. During 1995 and 1994, $27.3 million and $27.0 million in LIHEAP funds assisted approximately 112,000 and 131,000 MichCon customers, respectively. A portion of the decreased funding may result in increased uncollectibles expense. MichCon is currently working with federal and state officials to identify ways to obtain energy assistance for low-income customers from other avenues, and is taking actions to minimize any impact that reductions in LIHEAP funding would have on MCN's financial statements.

Depreciation and depletion increased in 1995 and 1994 due to higher plant balances, reflecting capital expenditures of $539.4 million over the past three years. In addition, higher depreciation rates implemented in January 1994 contributed to the 1994 increase. Depreciation and depletion expenses are expected to increase in future years due to higher planned capital investments.

Property and other taxes decreased slightly in both 1995 and 1994. The 1995 decrease was due mainly to a decrease in Michigan single business taxes resulting from changes made by the State of Michigan to the method of computing the tax. The decrease in 1994 was a result of Michigan legislation which lowered property taxes, partially offset by increased taxes due to higher property balances and higher Michigan single business taxes.

Equity in Earnings of Joint Ventures

Earnings from joint ventures decreased in 1995 and 1994 due to lower earnings from the Blue Lake gas storage venture. Blue Lake's earnings were affected by lower revenues from reduced storage rates and higher interest expense in 1995. The 1994 decrease was due primarily to higher operating and interest expenses. MCN's 50% interest in the Blue Lake project is owned equally by Gas Distribution and Diversified Energy.

MCN to acquire interest in Missouri utility - During 1995, MCN agreed to acquire a 47.5% interest in a partnership formed to construct, own and operate a natural gas transmission and distribution system located in southern Missouri. The agreement is subject to MCN obtaining assurance from the Securities and Exchange Commission (SEC) that the acquisition is consistent with its exemption under the Public Utility Holding Company Act of 1935. Construction of the system, which began in March 1995, is planned to be completed in three phases by early 1997 at a cost of approximately $40 million. Initial operations began during November 1995 when construction of the first phase was completed. The 475 mile pipeline system, when completed, is expected to provide service to approximately 10,000 customers.

Other Income & Deductions

Interest expense rose in 1995 as a result of the average amount of long-term debt outstanding increasing $95.7 million and a slight increase in the weighted average interest rate on long-term debt. Interest on long-term debt also rose in 1994 as a result of the average amount of long-term debt outstanding increasing $56.1 million, partially offset by a decrease in the weighted average interest rate on long-term debt. The increases in the average amount of long-term debt outstanding were the result of the issuance of first mortgage bonds of $70 million in 1995, $80 million in 1994 and $120 million in 1993.

Income Taxes

Income taxes increased in 1995 and decreased in 1994 primarily as a result of changes in earnings. Income taxes were reduced by $1.3 million, $3.3 million and $1.2 million during 1995, 1994 and 1993, respectively, due to the favorable resolution of prior years' tax issues.

Environmental Matters

Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns or previously owned 17 such former manufactured gas plant (MGP) sites.

During the mid-1980's, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to the byproducts of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality. None of these former MGP sites are on the National Priorities List prepared by the U.S. Environmental Protection Agency. MCN is not involved in any administrative proceedings regarding these former MGP sites, but is currently remediating one of the sites. The remedy consists of limited excavation and disposal of soils, a new soil cover and, if necessary, a groundwater capture and treatment system. More extensive investigations are underway at three other sites.

In 1984, MichCon established an $11.7 million reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of this reserve.

MCN has employed outside consultants to evaluate remediation alternatives at these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. MCN has notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites and requested insurance coverage for costs associated with the investigation and remediation of these sites. MCN is pursuing its claims against these carriers. The findings of these investigations indicate that the estimated total expenditures for investigation and remedial activities at all 17 former MGP sites will be between $30 million and $170 million based on undiscounted 1995 costs. As a result of these studies, MCN accrued an additional liability and a corresponding regulatory asset of approximately $35.0 million in the 1995 fourth quarter. During 1995, 1994 and 1993, MCN spent $2.1 million, $.6 million and $2.1 million, respectively, investigating these former MGP sites. At December 31, 1995, the balance of the reserve is approximately $38.5 million. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and, therefore, have an effect on MCN's financial position and cash flows. However, management believes that insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MCN's results of operations.

Outlook

Gas Distribution's objectives are to grow revenues and reduce its cost structure in order to maintain strong returns and provide customers with quality service at competitive prices. Gas Distribution expects to provide natural gas to approximately 20,000 new customers in 1996, continuing its strategy to aggressively expand its residential, commercial and industrial markets in Michigan. Gas Distribution's market share for residential heating customers in the communities in which it serves is approximately 85%. While this saturation rate is high, there continue to be significant growth opportunities through conversion of existing homes as well as from new construction. Gas Distribution operations continue to grow their industrial and commercial markets by aggressively facilitating the use of existing gas technologies and equipment, as well as by developing new natural gas technologies.

Gas Distribution continues to focus on challenges and opportunities resulting from increased competition with other natural gas distribution companies and other energy providers. The MPSC is scheduling hearings to explore major reforms of Michigan's gas utility regulatory process. MCN is positioning itself to respond to changes in regulation and increased competition by successfully reducing its cost of operations while maintaining a high level of customer satisfaction. MCN remains focused to continue this trend in 1996 and beyond. The success is due to targeted productivity initiatives and the alignment of the company's organization around core business processes and customer services. The ongoing benefit of these efforts is a strengthened competitive position in the gas industry.

Diversified Energy

Earnings generate a 20.2% return on equity - The Diversified Energy group continues to reflect the success of MCN's long-term growth strategy, reporting higher earnings from all of its operating units in 1995. Diversified Energy earnings for 1995 increased $6.6 million ($.07 per share) compared to 1994. The growth in earnings was partially offset by increased financing costs as a result of additional capital needed to fund investments.
Earnings from Diversified Energy continue to provide an increasing portion of MCN's total results, contributing 22% in 1995 compared to 19% in 1994. Similarly, Diversified Energy earnings for 1994 increased $7.2 million ($.12 per share) over 1993. The improvements reflect increased earnings from both the Gas Services and the Computer Operations Services segments.

MCN allocated certain operating expenses from its Corporate & Other segment to its Gas Services businesses. The allocation was made to better represent actual operating results for each business unit. Segment information included herein reflects the allocation for all periods presented.



Diversified Energy Operations (in Millions)   1995        1994        1993
                                             -------     -------     -------

Operating Revenues*
   Gas Services ........................     $ 400.0     $ 346.5     $ 289.3
   Computer Operations Services ........       105.2        88.2        74.4
                                             -------     -------     -------
                                               505.2       434.7       363.7
                                             -------     -------     -------
Operating Expenses*
   Gas Services ........................       375.4       333.1       284.5
   Computer Operations Services ........        97.2        81.6        69.2
   Corporate & Other ...................         2.7         2.0         2.7
                                             -------     -------     -------
                                               475.3       416.7       356.4
                                             -------     -------     -------
Operating Income (Loss)
   Gas Services
     Exploration & Production ..........        18.4        10.7         1.2
     Gas Marketing & Cogeneration ......         5.8         2.4         3.6
     Gas Gathering & Processing ........          .4          .3        --
                                             -------     -------     -------
                                                24.6        13.4         4.8
   Computer Operations Services ........         8.0         6.6         5.2
   Corporate & Other ...................        (2.7)       (2.0)       (2.7)
                                             -------     -------     -------
                                                29.9        18.0         7.3
                                             -------     -------     -------
Equity in Earnings of Joint Ventures ...         3.9         4.3         4.6
                                             -------     -------     -------

Other Income & (Deductions)*
   Interest Income .....................         1.4          .4         1.2
   Interest Expense ....................       (12.9)       (8.5)       (3.3)
   Dividends on Preferred Securities
      of Subsidiary ....................        (9.4)       (1.5)        --
   Other ...............................         2.3         (.8)        (.7)
                                             -------     -------     -------
                                               (18.6)      (10.4)       (2.8)
                                             -------     -------     -------
Income Before Income Taxes .............        15.2        11.9         9.1
                                             -------     -------     -------
Income Taxes
   Current and Deferred Provision ......         5.3         5.2         4.0
   Federal Tax Credits .................       (11.3)       (7.9)       (2.3)
                                             -------     -------     -------
                                                (6.0)       (2.7)        1.7
                                             -------     -------     -------
Net Income .............................     $  21.2     $  14.6     $   7.4
                                             =======     =======     =======

*Includes intercompany transactions

Gas Services

Operating income increases over 80% - Gas Services increase in operating income of $11.2 million and $8.6 million in 1995 and 1994, respectively, primarily reflects higher earnings from Exploration & Production (E&P) operations. Improved results from Gas Marketing & Cogeneration also contributed to the 1995 increase. However, the 1994 improvement was partially offset by a slight decline in the Gas Marketing & Cogeneration business.

Diversified Energy Gas Statistics*
  (in Bcf)                              1995    1994     1993
                                       -----    -----    -----
Gas Sales
   Gas Marketing & Cogeneration ...    170.7    142.3    122.8
   Exploration & Production** .....     16.2      7.5       .1
Transportation ....................      1.1      1.2       .2
                                       -----    -----    -----
                                       188.0    151.0    123.1
                                       =====    =====    =====
Exchange Gas Flows ................     39.1     23.0     21.0
                                       =====    =====    =====
Gas Processed .....................     16.3      1.9     --
                                       =====    =====    =====

*Includes intercompany volumes.
**Represents gas sales made directly to third parties by E&P operations. Other
  E&P production is sold to affiliated companies for marketing.

Exploration & Production operating income increased $7.7 million and $9.5 million for the 1995 and 1994 periods, respectively. The results reflect a significantly higher level of gas produced from properties that have been acquired since mid-1994 and the development of other new projects during 1994 and 1995.

Since the inception of its E&P program in late 1992, MCN has invested over $575 million to acquire and develop gas and oil reserves. Proved property acquisitions added reserves of over 300 Bcf in 1995 and approximately 100 Bcf in 1994. MCN has investments in various regions and geological structures including the shallow Michigan and Ohio Antrim formation, the Midcontinent and Gulf Coast areas, and most recently, in Virginia coalbed methane properties. During 1996, MCN expects to complete its first enhanced oil recovery project using carbon dioxide injection to recover additional oil reserves. At December 31, 1995, proved gas reserves totaled 858.4 Bcf and proved oil reserves approximated 4.7 million barrels or the equivalent of another 28.1 Bcf of natural gas.

E&P operating results were also impacted by a higher average sales rate for 1995, reflecting the success of MCN's risk management strategy. The 1995 average gas sales rate of $2.02 per Mcf included revenue from natural gas swaps of $.51 per Mcf, while the 1994 average gas sales rate of $1.97 per Mcf included swap revenue of $.39 per Mcf. The effects of increased gas production and higher sales rates have been partially offset by higher unit operating and depreciation costs in 1995.


Gas Production Volumes (in Bcf):

                             1995    1994    1993
                             ----    ----    ----
Tax Credit Production ...    11.4     7.9     2.2
Other Production ........    20.0     8.6     0.1
                             ----    ----    ----
                             31.4    16.5     2.3
                             ====    ====    ====

Additionally, E&P operations have increased Diversified Energy's earnings through the generation of an increasing amount of federal gas production tax credits. Of the gas produced in 1995 and 1994, 11.2 Bcf (36%) and 7.9 Bcf (48%), respectively, generated federal gas production tax credits that approximated $.98 per Mcf.

Outlook - MCN's strategy is to continue the aggressive growth of its reserve base in known producing areas, generating attractive returns and developing reliable, long-term gas supplies to meet sales requirements of its Gas Marketing & Cogeneration operations. MCN anticipates a significant increase in E&P operating results as it implements this growth strategy, completes additional developmental drilling and obtains the full benefits from previous acquisitions.

Risks associated with significant future E&P activities will be minimized by diversifying investments along the lines of geography, geology, risk profile and technology, as well as by partnering with operators who bring capital and expertise. Furthermore, MCN's risk management strategy is designed to minimize its exposure to changes in gas prices.

Gas Marketing & Cogeneration operating income increased $3.4 million for 1995 reflecting a 20% increase in gas sales volumes and more favorable margins on gas sales. The increase in gas sales volumes was driven by additional sales to the northeast United States and eastern Canada. As subsequently discussed, margins were affected by the use of natural gas hedging contracts.

Additionally, higher revenues from a 70% increase in volumes related to exchange gas contracts and gas peaking services contributed to the 1995 improvement. Typically under exchange contracts, MCN's gas marketing business delivers gas to customers during periods of peak demand and takes redelivery of gas during low demand periods.

Gas Marketing and Cogeneration
Gas Sales Volumes by Region:

                                           1995              1994
                                     ----------------  ----------------
Michigan and Other..............          71.8%             79.3%
Northeast U.S...................           8.6%              1.0%
Eastern Canada..................          19.6%             19.7%


Operating income decreased $1.2 million during 1994 despite an increase in gas sales of 19.5 Bcf. The decrease reflects reduced profit margins due to lower gas prices during the second half of the year and higher costs associated with increased storage and transportation capacity. The increased storage and transportation costs were incurred to support the higher level of gas sales in 1995 and future periods. The reduced profit margins were partially offset by additional revenues earned from providing gas peaking services and increased volumes related to exchange gas contracts.

Outlook - In order to grow MCN's Gas Marketing & Cogeneration operations, management's strategy is to continue to expand its gas markets into areas beyond Michigan's borders. Enhanced by its ability to provide bundled sales, transportation and storage services to utilities and other large-volume users, MCN is positioned to capitalize on opportunities to further expand its market base into the northeast and midwest United States and eastern Canada. Accordingly, MCN anticipates a sustained growth in annual gas sales volumes of approximately 10% for the next several years. MCN's cogeneration business will continue to develop power projects that generate desired levels of returns. MCN is pursuing power projects in both the United States and India.

Gas Gathering & Processing operating income increased by $.1 million and $.3 million during 1995 and 1994, respectively. The increases reflect a higher level of volumes treated through additional gas processing plants. During 1995, MCN's Gas Gathering & Processing business constructed two new plants, bringing the total number of operating plants to four. The processing plants reduce carbon dioxide levels in Michigan Antrim gas. The higher revenues earned in 1995 were partially offset by additional maintenance expenses incurred at one of the new plants.

Outlook - Gas Gathering & Processing's expansion strategy will focus primarily on investments in gas gathering facilities outside of Michigan. Implementation of this strategy is evidenced by MCN's February 1996 announcement that it has agreed to acquire a 99% interest in a 90 mile gas gathering system in the Mobile Bay area of offshore Alabama. The Gas Gathering & Processing business anticipates working with other Diversified Energy businesses that complement its operations by targeting facilities in areas that either contain gas marketing opportunities or are near MCN's E&P reserves. In addition, MCN's Gas Gathering & Processing group will continue to operate and develop gas processing facilities within Michigan.

Risk Management Strategy - MCN primarily manages price risk by attempting to maintain a balanced portfolio of gas supply and gas sales agreements. Net open positions often result from the timing of new transactions. MCN uses natural gas futures, options and swap contracts to manage its price risk by offsetting a large portion of its open positions. MCN has hedged most of its gas and oil production not covered by long-term fixed-price sales obligations.

Computer Operations Services

Operating income increases over 20% - Computer operations services operating income increased $1.4 million during both 1995 and 1994. The improvements reflect higher operating revenues from new business added throughout 1994 and 1995 and from increased services to existing customers.

Computer Operations Services Operating Revenues (in Millions):

                                  1995               1994               1993
                             ----------------  -----------------  --------------------
New Customers                $    96.8         $     81.0         $      63.4
Existing Customers                 8.4                7.2                11.0
                             ----------------  -----------------  --------------------
                             $   105.2         $     88.2         $      74.4
                             ================  =================  ====================

Outlook - MCN's Computer Operations Services continue to work toward increasing its profitability. As such, the primary focus of management is to expand and diversify its customer base, as well as to increase services to its present customers. To accomplish this, computer services has broadened its product and service lines over the past several years, while working to maintain customer satisfaction. The business group has also established agreements with major computer companies to enhance the array of products and services available to customers.

Corporate & Other

Corporate operations during 1995 and 1994 reflect expenses associated with the growth of the Diversified Energy group.

Equity in Earnings of Joint Ventures

Earnings from joint ventures decreased during 1995 and 1994. Joint venture results for 1995 reflect lower gas processing earnings due to the sale of two gas processing facilities in the first quarter of 1995. Gas Marketing & Cogeneration losses are due to the structure of electric sales rates at the Ada cogeneration facility. However, the facility does generate a strong cash flow due to tax benefits related to the project.

The 1994 decrease relates to lower earnings from Gas Storage and Gas Gathering & Processing ventures. Gas Storage earnings were down due to lower initial expenses relating to the 1993 startup of the Blue Lake storage project. Gas Gathering & Processing earnings declined due to additional operating expenses incurred related to a processing facility which became operational in 1994. The loss in other joint ventures for 1993 includes a reserve of $.5 million for the write-off of assets related to the natural gas torch business.


Equity in Earnings of Joint Ventures (in Millions)        1995               1994                 1993
                                                     ------------         -----------         ------------
Gas Storage......................................... $        4.2         $       4.2         $        4.9
Gas Marketing & Cogeneration........................          (.9)               (1.3)                (1.4)
Gas Gathering & Processing..........................           .6                 1.7                  2.1
Other...............................................            -                 (.3)                (1.0)
                                                     ------------         -----------         ------------
                                                     $        3.9         $       4.3         $        4.6
                                                     ============         ===========         ============


MCN acquires interest in two pipelines - Through continuing efforts to expand its Gas Gathering & Processing business, MCN acquired a one-third interest in a natural gas, oil and condensate gathering system in the Gulf of Mexico during the third quarter of 1995. The interest includes a 40 mile pipeline, separation facility and barge loading terminal. In December 1995, MCN also acquired a 50% interest in a 40 mile gathering line located in Virginia.

Cogeneration plant begins operations - In October 1995, the Michigan Power project, a 123 megawatt cogeneration plant in Ludington, Michigan, began commercial operations. The $150 million facility provides electricity to Consumers Power Company and steam to Dow Chemical. The facility is owned and operated by an equal partnership between MCN Investment and Destec Energy. MCN, through its Gas Marketing & Cogeneration business and Gas Distribution operations, will supply and transport the nine Bcf of natural gas needed annually to fuel the plant.

Other Income & Deductions

Other income & deductions for 1995 and 1994 reflect higher interest costs on increased borrowings required to finance capital investments in the Diversified Energy operations, as well as dividends on $100 million of preferred securities of a subsidiary which were issued in November 1994. Also included in 1995 other income & deductions is a $1.4 million bonus received from exceeding required performance criteria at the Michigan Power project and the reversal of a $1.6 million uncollectible reserve on an advance made to a joint venture. The uncollectible provision was reversed upon the receipt of payments and credit support to ensure repayment of the remaining advance balance.

Income Taxes

Income taxes for 1995, 1994 and 1993 were favorably impacted by $11.3 million, $7.9 million and $2.3 million, respectively, of federal tax credits related to E&P projects. This impact was offset partially by higher taxes on improved earnings in both periods.

CAPITAL RESOURCES AND LIQUIDITY

Operating Activities

MCN's cash flow from operating activities increased $93.0 million and $64.9 million during 1995 and 1994, respectively. The increases were primarily due to higher net income, adjusted for noncash items of depreciation and deferred taxes, and lower working capital requirements.

Cash Flow from Operating Activities (in Millions):

1995........................  $268.0
1994........................  $175.0
1993........................  $110.1

Financing Activities

MCN sold 5.75 million shares of new common stock in a public offering during the 1995 first quarter, generating net proceeds of approximately $99 million. Proceeds from the common stock issuance were used to fund capital expenditures, to repay loans under bank credit agreements and for general corporate purposes

MCN also issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. During the 1993-1995 period, MCN issued 2,489,000 shares, generating $43.3 million. During 1996, MCN anticipates the issuance of new shares of common stock pursuant to these plans, generating approximately $17.5 million.

The following table sets forth the ratings for securities issued by MCN and its subsidiaries. These ratings are considered investment grade by each rating agency.

                                                Standard                               Duff &
                                                & Poor's           Moody's             Phelps           Fitch
                                             --------------      ------------      -------------      ---------
MichCon:
  Commercial Paper..........................       A1                 P1                 D1              F1
  First Mortgage Bonds......................       A                  A2                 A+              A
MCN Investment:
  Commercial Paper..........................       A2                 P2                D1-              F2
  Medium-Term Notes*........................      BBB+               baa2                A-             BBB+
MCN Michigan Preferred Securities...........      BBB+               baa2               BBB+            BBB+

* Ratings based on MCN support agreement.

Gas Distribution

During the latter part of each year, Gas Distribution generally incurs short-term debt to finance increases in gas inventories and customer accounts receivable. The short-term debt is normally reduced in the first part of the year as gas inventories are depleted and funds are received from winter heating sales. To meet its seasonal short-term borrowing needs, MichCon normally issues commercial paper which is backed by credit lines with several banks. MichCon has established credit lines to allow for borrowings of up to $100 million under a 364 day revolving credit facility and up to $150 million under a three year revolving credit facility. Commercial paper of $194.8 million was outstanding at December 31, 1995 under these lines.

During 1995, MichCon filed a shelf registration statement with the SEC for the issuance of up to $150 million of first mortgage bonds. This filing, along with MichCon's existing shelf registrations of $30 million, provided MichCon the ability to issue up to $180 million of first mortgage bonds. MichCon issued $70 million of first mortgage bonds under shelf registration statements in 1995. The proceeds from the bonds were used to repay short-term obligations, to finance MichCon's capital expenditures and for general corporate purposes.

MichCon issued $80 million and $120 million of first mortgage bonds in 1994 and 1993, respectively. The 1994 proceeds were used to repay short-term obligations and for general corporate purposes. The 1993 proceeds were used to redeem approximately $74.9 million of its outstanding first mortgage bonds and for general corporate purposes. These redemptions allowed MichCon to lower its interest costs.

During 1995, MichCon renewed its Trust Demand Note program which allows MichCon to borrow up to $25 million through April 1996. No borrowings were outstanding as of December 31, 1995, but $25 million was borrowed in January 1996.

MichCon's capital requirements and general financial market conditions will affect the timing and amount of future debt issuances. MichCon's capitalization objective is to maintain a ratio of approximately 50% debt to 50% equity.

Construction of the $40 million transmission and distribution system located in southern Missouri will be funded through construction financing and $16 million of partner contributions. Through December 31, 1995, MCN has invested a total of $6.6 million in the project. Construction financing that allows for borrowings of up to $25 million was obtained in October 1995. MCN has issued a guaranty for the full amount of this financing, and one of the parties to the project is obligated to reimburse MCN for 50% of any payments made as a result of this guaranty. The guaranty will remain in place until permanent financing is established, which is anticipated to be late 1997.

Diversified Energy

In anticipation of future permanent capital requirements, MCN Investment and MCN filed a joint shelf registration with the SEC in October 1995 for the issuance of up to $200 million of debt securities. Under this shelf registration, MCN Investment issued $200 million of medium-term notes in January 1996. The proceeds received from this issuance were used by Diversified Energy to repay short-term debt and for general corporate purposes.

Prior to the third quarter of 1995, MCN Investment maintained credit lines of $320 million to finance capital investments and working capital requirements of its subsidiaries. In July 1995, MCN Investment initiated a $400 million commercial paper program and increased its credit lines to $400 million to allow for all commercial paper issuances to be backed by such lines. Commercial paper of $373.7 million was outstanding as of December 31, 1995 under these lines.

In order to finance continued investments in exploration and production activities, MCN's E&P business obtained $100 million under a five year term loan during 1995.


Investing Activities


Capital Investments (in Millions)                       1995        1994       1993
                                                      -------     -------     -------
Consolidated Capital Expenditures:
   Gas Distribution ..............................    $ 241.5     $ 154.6     $ 143.2
   Diversified Energy ............................      300.9       208.6        66.0
                                                      -------     -------     -------
                                                        542.4       363.2       209.2
                                                      -------     -------     -------
MCN's Share of Joint Venture Capital Expenditures:
     Gas Distribution ............................       10.3        --          --
     Gas Storage .................................         .4         1.8        31.4
     Gas Cogeneration ............................       39.6        32.8        --
     Other .......................................        2.5         5.8         5.1
                                                      -------     -------     -------
                                                         52.8        40.4        36.5
                                                      -------     -------     -------
Acquisitions:
  Consolidated Entities (Note 3) .................       83.2        --          --
  Gas Gathering Joint Venture ....................       10.5        --          --
                                                      -------     -------     -------
                                                         93.7        --          --
                                                      -------     -------     -------

Minority Partners' Share of Consolidated
   Capital Expenditures ..........................        (.1)       (1.6)        (.1)
                                                      -------     -------     -------
Total Capital Investments ........................    $ 688.8     $ 402.0     $ 245.6
                                                      =======     =======     =======


Capital investments near $690 million - Capital investments increased $286.8 million in 1995 due to higher capital expenditures made by both Gas Distribution and Diversified Energy. Gas Distribution capital expenditures included the Antrim expansion project, construction of new distribution lines to reach communities previously not served by MichCon and construction of a new joint venture gas transmission and distribution system located in southern Missouri.

Diversified Energy investments reflect increased expenditures for E&P and for the Michigan Power joint venture cogeneration project. Acquisitions for 1995 represent Diversified Energy's purchase of certain gas producing and pipeline properties.

The capital investments increase of $156.4 million in 1994 also reflects higher capital expenditures for E&P assets and the Michigan Power joint venture cogeneration project.

Outlook

MCN's strategic direction is to grow significantly by investing in a portfolio of gas-related projects. Accordingly, MCN's capital investments could range between $2.5 billion and $3.3 billion from 1996 through 2000. For 1996, MCN expects to invest approximately $850 million with $250 million in Gas Distribution and $600 million in the Diversified Energy group.

Gas Distribution investments will be made to add new gas sales customers, develop new gas transportation markets and make improvements to existing storage and transmission systems. In January 1996, MichCon began construction of a 59 mile loop of its existing Milford-to-Belle River Pipeline. The pipeline is anticipated to be completed in early 1997 at a cost of approximately $80 million. The pipeline will improve the overall reliability and efficiency of MichCon's gas storage and transmission system.

           MANAGEMENT'S DISCUSSION AND ANALYSIS (concluded)


Within the Diversified Energy group, approximately $450 million will be invested in E&P projects for drilling operations and to acquire reserves in the Michigan, Appalachian, Midcontinent, Gulf Coast and Rocky Mountain regions. The remaining $150 million of expenditures are anticipated to be in gas gathering, gas processing and power generation projects that are consistent with MCN's growth strategies.

The proposed level of investments in 1996 and future years will increase capital requirements materially in excess of internally generated funds and require the issuance of additional debt and equity securities. Based on 1996 and 1997 anticipated requirements, MCN and MCN Investment plan to file shelf registrations with the SEC during the first half of 1996 for the issuance of up to $900 million of debt and equity securities. MCN's capital requirements and general market conditions will affect the timing and amount of future issuances.

As it expands its business, MCN's capitalization objective is to maintain its solid credit ratings through a strong balance sheet. It is management's opinion that MCN and its subsidiaries will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

                       MCN CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Year Ended December 31-(in Thousands)

                                                1995          1994
                                             ----------   ----------
ASSETS
Current Assets
 Cash and cash equivalents, at cost
  (which approximates market value) ......   $   19,259   $   11,547
 Accounts receivable, less allowance
  for doubtful accounts of $13,765
  and $16,101, respectively ..............      317,945      214,158
 Accrued unbilled revenues ...............       92,410       83,053
 Gas in inventory (Note 4) ...............       71,763      131,649
 Property taxes assessed applicable
  to future periods ......................       60,633       54,728
 Gas receivable ..........................       19,266       21,069
 Other ...................................       34,220       27,306
                                             ----------   ----------
                                                615,496      543,510
                                             ----------   ----------
Deferred Charges and Other Assets
 Investment in and advances to joint
  ventures (Note 2) ......................      129,026       64,505
 Deferred postretirement benefit cost
  (Note 10b) .............................       13,112       20,670
 Deferred environmental costs (Note 7b) ..       35,000         --
 Prepaid pension costs (Note 10a) ........       23,827        7,137
 Other ...................................      145,433      112,713
                                             ----------   ----------
                                                346,398      205,025
                                             ----------   ----------

Property, Plant and Equipment, at cost
 Gas distribution ........................    2,496,711    2,267,187
 Exploration & production ................      576,810      277,118
 Gas gathering & processing ..............       22,324        7,164
 Computer operations & other .............       64,709       53,356
                                             ----------   ----------
                                              3,160,554    2,604,825

 Less - Accumulated depreciation
 and depletion ...........................    1,223,808    1,112,387
                                             ----------   ----------
                                              1,936,746    1,492,438
                                             ----------   ----------
                                             $2,898,640   $2,240,973
                                             ==========   ==========
LIABILITIES AND CAPITALIZATION
Current Liabilities
 Accounts payable ........................   $  217,184   $  142,647
 Notes payable (Note 5) ..................      245,635      228,807
 Current portion of long-term debt,
  capital lease obligations and
  redeemable cumulative preferred
  securities (Notes 5 and 9) .............        7,000        7,319
 Federal income, property and
  other taxes payable ....................       83,384       86,972
 Refunds payable to customers ............          785       19,560
 Customer deposits .......................       11,550       11,581
 Other ...................................       86,790       67,809
                                             ----------   ----------
                                                652,328      564,695
                                             ----------   ----------
Deferred Credits and Other Liabilities
 Accumulated deferred income taxes
  (Note 13) ..............................      125,896       93,326
 Unamortized investment tax credit .......       36,797       38,684
 Tax benefits amortizable to customers ...      114,668      115,067
 Accrued postretirement benefit cost
  (Note 10b) .............................       15,551       26,060
 Accrued environmental costs (Note 7b) ...       35,000         --
 Minority interest .......................       18,375       18,670
 Other ...................................      145,393       88,490
                                             ----------   ----------
                                                491,680      380,297
                                             ----------   ----------

Commitments and Contingencies
 (Notes 7 and 9)

Capitalization (See accompanying
 statement)
  Long-term debt, including capital
   lease obligations .....................      993,407      685,519
  Redeemable cumulative preferred
   securities of subsidiaries ............       96,449       98,967
  Common shareholders' equity ............      664,776      511,495
                                             ----------   ----------
                                              1,754,632    1,295,981
                                             ----------   ----------
                                             $2,898,640   $2,240,973
                                             ==========   ==========

The notes to the consolidated financial statements are an integral part of this statement.

                       MCN CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31-(in Thousands, Except Per Share Amounts)

                                                1995             1994           1993

Operating Revenues
Gas sales (Note 8a) ......................   $ 1,317,136    $ 1,307,815    $ 1,262,771
Transportation and storage services ......       124,448        119,779        109,694
Computer operations services and other ...       143,356        118,206        107,189
                                             -----------    -----------    -----------
Total operating revenues .................     1,584,940      1,545,800      1,479,654
                                             -----------    -----------    -----------

Operating Expenses
 Cost of gas .............................       786,193        823,436        846,733
 Operation and maintenance ...............       414,533        399,225        344,712
 Depreciation, depletion and
  amortization ...........................       121,566        103,620         81,646
 Property and other taxes ................        66,423         64,988         62,677
                                             -----------    -----------    -----------
Total operating expenses .................     1,388,715      1,391,269      1,335,768
                                             -----------    -----------    -----------
Operating Income .........................       196,225        154,531        143,886
                                             -----------    -----------    -----------
Equity in Earnings of Joint
 Ventures (Note 2) .......................         5,245          6,289          7,710
                                             -----------    -----------    -----------
Other Income and (Deductions)
 Interest income .........................         5,681          6,493          5,187
 Interest on long-term debt ..............       (45,756)       (38,213)       (28,789)
 Other interest expense ..................       (11,622)       (10,735)        (9,939)
 Dividends on preferred securities of
  subsidiaries (Note 6a) .................        (9,610)        (2,018)          (727)
 Minority interest .......................        (2,491)        (2,879)        (3,284)
 Other ...................................        (2,964)        (5,641)        (5,313)
                                             -----------    -----------    -----------
Total other income and (deductions) ......       (66,762)       (52,993)       (42,865)
                                             -----------    -----------    -----------
Income Before Income Taxes ...............       134,708        107,827        108,731

Income Tax Provision (Note 13) ...........        37,952         30,059         35,941
                                             -----------    -----------    -----------
Net Income ...............................   $    96,756    $    77,768    $    72,790
                                             ===========    ===========    ===========
Earnings Per Share .......................   $      1.49    $      1.31    $      1.24
                                             ===========    ===========    ===========
Average Common Shares Outstanding
 (Note 6b) ...............................        64,743         59,394         58,642
                                             ===========    ===========    ===========
Dividends Declared Per Share .............   $     .9000    $     .8675    $     .8450
                                             ===========    ===========    ===========


The notes to the consolidated financial statements are an integral part of this statement.


                       MCN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31-(in Thousands)

                                                     1995         1994         1993
                                                  ---------    ---------    ---------
Cash Flow from Operating Activities
 Net income ...................................   $  96,756    $  77,768    $  72,790
 Adjustments to reconcile net income
  to net cash provided from operating
  activities
    Depreciation, depletion and amortization
     Per statement of income ..................     121,566      103,620       81,646
     Charged to other accounts ................       7,337        7,281        6,398
    Deferred income taxes - current ...........       8,927      (15,761)       6,010
    Deferred income taxes and investment tax
      credits, net ............................      30,284        3,210       25,411
    Equity in earnings of joint ventures,
      net of distributions ....................       1,777        1,125       (6,746)
     Other ....................................       1,376        1,871          589
    Changes in assets and liabilities,
      exclusive of changes shown separately ...         (20)      (4,132)     (75,982)
                                                  ---------    ---------    ---------
         Net cash provided from operating
           activities .........................     268,003      174,982      110,116
                                                  ---------    ---------    ---------

Cash Flow from Financing Activities
 Notes payable, net ...........................      16,828      (51,497)      44,981
 Common stock dividends paid ..................     (58,193)     (51,492)     (49,527)
 Issuance of common stock (Note 6b) ...........     115,725       15,390       11,432
 Issuance of preferred securities
  (Note 6a) ...................................        --         96,329         --
 Issuance of long-term debt ...................     168,864       78,620      118,129
 Long-term commercial paper and
  credit facilities, net (Note 5) .............     142,657      110,100       71,900
 Retirement of long-term debt and
  preferred securities ........................      (8,271)      (7,667)     (87,932)
 Other ........................................      (2,084)      (2,202)        (193)
                                                  ---------    ---------    ---------
Net cash provided from
 financing activities .........................     375,526      187,581      108,790
                                                  ---------    ---------    ---------

Cash Flow from Investing Activities
 Capital expenditures .........................    (537,156)    (356,037)    (208,811)
 Acquisitions (Note 3) ........................     (83,176)        --           --
 Investment in joint ventures .................     (20,539)      (5,847)      (6,457)
 Sale of investment in joint
  ventures (Note 2) ...........................      10,803         --           --
 Other ........................................      (5,749)      (1,606)      (1,030)
                                                  ---------    ---------    ---------

Net cash used for investing activities ........    (635,817)    (363,490)    (216,298)
                                                  ---------    ---------    ---------

Net Increase (Decrease) in Cash and
 Cash Equivalents .............................       7,712         (927)       2,608
Cash and Cash Equivalents, January 1 ..........      11,547       12,474        9,866
                                                  ---------    ---------    ---------

Cash and Cash Equivalents, December 31 ........   $  19,259    $  11,547    $  12,474
                                                  =========    =========    =========

Changes in Assets and Liabilities,
 Exclusive of Changes Shown Separately
 Accounts receivable, net .....................   $(103,951)   $  22,776    $ (27,476)
 Accrued unbilled revenues ....................      (9,357)      18,274       (9,911)
 Gas in inventory .............................      59,886      (85,754)       1,905
 Accounts payable .............................      74,537       12,589        2,436
 Federal income, property and other
  taxes payable ...............................      (3,716)      23,199      (23,751)
 Refunds payable to customers .................     (18,775)       8,766        7,479
 Other current assets and liabilities .........      (2,819)     (13,387)      13,144
 Deferred assets and liabilities ..............       4,175        9,405      (39,808)
                                                  ---------    ---------    ---------
                                                  $     (20)   $  (4,132)   $ (75,982)
                                                  =========    =========    =========
Supplemental Disclosures Cash paid
 during the year for:
  Interest, net of amounts capitalized ........   $  52,833    $  44,915    $  37,880
                                                  =========    =========    =========
  Federal income taxes ........................   $   9,366    $  32,000    $  12,850
                                                  =========    =========    =========
 Noncash investing activities:
 Property purchased under capital leases ......   $   3,809    $   7,190    $     433
                                                  =========    =========    =========
 Land acquired in exchange for
 note receivable ..............................   $   1,480    $    --      $    --
                                                  =========    =========    =========

The notes to the consolidated financial statements are an integral part of this statement.


                       MCN CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENT OF CAPITALIZATION

Year Ended December 31-(in Thousands)

                                                 1995           1994           1993
                                             -----------    -----------    -----------

Long-Term Debt, Excluding Current
 Requirements (Notes 5 and 9)
First Mortgage Bonds, interest
 payable semi-annually
  6-1/4% series due 1997 .................   $    50,000    $    50,000    $    50,000
  6.30% series due 1998 ..................        20,000           --             --
  5-3/4% series due 2001 .................        60,000         60,000         60,000
  8% series due 2002 .....................        70,000         70,000         70,000
  6.72% series due 2003 ..................         4,150           --             --
  6.80% series due 2003 ..................        15,850           --             --
  9-1/8% series due 2004 .................        55,000         55,000         55,000
  8-1/4% series due 2014 .................        80,000         80,000           --
  9-1/2% series due 2019 .................         5,000          5,000          5,000
  7-1/2% series due 2020 .................        30,000           --             --
  9-1/2% series due 2021 .................        40,000         40,000         40,000
  6-3/4% series due 2023 .................        18,416         19,109         20,000
  7% series due 2025 .....................        40,000         40,000         40,000
  Unamortized premium and
   (discount), net .......................        (1,390)        (1,508)          (920)
Senior Notes - 7.79% series due
 1997, interest payable
 semi-annually ...........................        30,000         30,000         30,000
Term loan due 2000, interest
 payable quarterly .......................       100,000           --             --
Unsecured Notes - 9-3/4% series
 due 2000, interest payable
 semi-annually ...........................        12,000         12,000         12,000
Commercial paper and
 credit facilities .......................       324,657        182,000         71,900
Project loan due 2006,
 interest payable quarterly ..............        17,600         19,360         21,122
Long-term capital lease
 obligations .............................        18,532         21,814         17,625
Other long-term debt .....................         3,592          2,744          3,094
                                             -----------    -----------    -----------
Total long-term debt, excluding
 current requirements ....................       993,407        685,519        494,821
                                             -----------    -----------    -----------

Redeemable Cumulative Preferred
 Securities of Subsidiaries (Note 6a)
Redeemable Cumulative Preferred
 Stock of Subsidiary, Excluding Current
 Requirements, par value $1 per share
 - 7,000,000 shares authorized, 104,732
 and 224,732 shares outstanding at
 1994 and 1993,  respectively,
 $2.05 Series ............................          --            2,618          5,618

Redeemable Cumulative Preferred
 Securities of Subsidiary,
 net of unamortized deferred
  issuance costs,
 $100,000,000 aggregate
 liquidation preference value,
 4,000,000 shares authorized and
 outstanding, Series A ...................        96,449         96,349           --
                                             -----------    -----------    -----------
Total preferred securities ...............        96,449         98,967          5,618
                                             -----------    -----------    -----------
Common Shareholders' Equity (Note 6)
Common Stock,
 par value $.01 per share -
 100,000,000 shares authorized,
 66,370,230, 59,787,966, and 58,992,726
 shares outstanding, respectively .....             664            598            590
                                             -----------    -----------    -----------
Additional Paid-in Capital
Balance - beginning of period ............       331,571        317,117        306,379
Common stock issued ......................       115,840         15,628         11,644
Other ....................................        (1,356)        (1,174)          (906)
                                             -----------    -----------    -----------
Balance - end of period ..................       446,055        331,571        317,117
                                             -----------    -----------    -----------
Retained Earnings
Balance - beginning of period ............       179,862        153,589        130,329
Net income ...............................        96,756         77,768         72,790
Cash dividends declared on common stock ..       (58,193)       (51,492)       (49,527)
Other ....................................          --               (3)            (3)
                                             -----------    -----------    -----------
Balance - end of period ..................       218,425        179,862        153,589
                                             -----------    -----------    -----------
Unearned Compensation ....................          (368)          (536)        (1,128)
                                             -----------    -----------    -----------
Total common shareholders' equity ........       664,776        511,495        470,168
                                             -----------    -----------    -----------
Total Capitalization .....................   $ 1,754,632    $ 1,295,981    $   970,607
                                             ===========    ===========    ===========


The notes to the consolidated financial statements are an integral part of this statement.

                       MCN CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies
MCN Corporation (MCN) is a diversified natural gas holding company with gas markets and investments throughout North America. Its principal operating subsidiaries are Michigan Consolidated Gas Company (MichCon), a natural gas distribution and intrastate transmission company, and MCN Investment Corporation (MCN Investment), a subsidiary holding company for various Diversified Energy businesses. MichCon currently serves 1.2 million Michigan customers and is subject to the accounting requirements and rate regulation of the Michigan Public Service Commission (MPSC) with respect to the distribution and intrastate transportation of natural gas. MCN Investment owns subsidiaries involved in exploration and production, gas marketing, cogeneration, gas storage, gas gathering and processing, and computer operations management.

Basis of Presentation - The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles. In connection with their preparation, management was required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Principles of Consolidation - The consolidated financial statements include the accounts of MCN and certain consolidated subsidiaries and partnerships. All exploration and production investments are accounted for using the proportionate consolidation method. Investments in other entities in which MCN has a controlling influence are consolidated. Generally, investments in 50% or less owned entities (Note 2) have been accounted for under the equity method, because MCN has significant, but not controlling influence over these entities. Certain reclassifications have been made to prior years' statements to conform with the 1995 presentation.

Revenues and Cost of Gas - Gas Distribution operations accrue revenues for gas service provided but unbilled at month end. MichCon also accrues revenues equal to the recoverable cost of gas sold. Annual gas cost recovery (GCR) proceedings before the MPSC permit MichCon to recover the prudent and reasonable cost of gas sold. Any overcollection or undercollection of costs, including interest, will be reflected in future rates.

Property, Plant and Equipment - Property, plant and equipment is stated at cost and includes appropriate amounts of labor, materials, overhead and an allowance for funds used during construction. Upon retirement of Gas Distribution property, the cost of property, plant and equipment and net removal costs are charged to accumulated depreciation.

Exploration and production costs are accounted for using the full cost method. Substantially all acquisition, exploration and development costs are capitalized.

Depreciation and Depletion - The major portion of Gas Distribution property, plant and equipment is depreciated on the basis of straight-line rates prescribed by the MPSC. Unit of production depreciation and depletion is used for certain exploration, production and transmission property (Note 14). All other property, plant and equipment of MCN is depreciated over its useful life using the straight-line method. Depreciation rates vary by class of property. The ratio of the provision for depreciation and depletion to the average cost of depreciable property is as follows:


                                                   1995      1994      1993
                                                  ------    ------    ------

       Gas Distribution ........................    4.4%     4.4%     4.1%
       Gas Gathering & Processing ..............    2.1%     2.4%      .5%
       Computer Operations Services and other ..   13.5%    12.6%    11.7%


                       MCN CORPORATION AND SUBSIDIARIES

Income Taxes and Investment Tax Credits - Due to current tax rates being lower than the tax rates in effect when the original deferred taxes were recorded, net excess deferred taxes on existing Gas Distribution plant in service are included in the tax benefits amortizable to customers account. Also included in this account is the reduction in income taxes that will result from amortization of accumulated investment tax credits. These tax benefits are being amortized to Gas Distribution customers through reduced rates over the life of the related plant.

In accordance with MPSC requirements, investment tax credits relating to Gas Distribution property placed into service were deferred and are being credited to income over the life of the related property. Investment tax credits relating to Diversified Energy operations were recorded to income in the year the related property was placed into service.

Allowance for Funds Used During Construction - Gas Distribution operations capitalize an allowance for both debt and equity funds used during construction in the cost of plant. Diversified Energy operations also include an allowance for debt funds used during construction. The total amount capitalized was $7,893,000, $2,928,000 and $3,966,000 in 1995, 1994 and 1993,
respectively.

Deferred Debt Costs - In accordance with MPSC regulations, MichCon defers reacquisition and unamortized issuance costs of reacquired long-term debt when such debt is refinanced. These costs are amortized over the term of the replacement debt.

Refunds Payable to Customers - Gas Distribution operations accrue amounts to be paid to customers in accordance with various refund requirements, including gas cost overcollections.

Consolidated Statement of Cash Flows - MCN considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounting Pronouncements - During 1995, MCN adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets," which requires the impairment of property and intangibles to be considered whenever evidence suggests a lack of recoverability. Adoption of this statement had no effect on MCN's financial statements. In the first quarter of 1996, MCN will adopt SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans. Adoption of this statement is not expected to have a significant effect on MCN's financial statements.

                       MCN CORPORATION AND SUBSIDIARIES

2.  Investments In and Advances to Joint Ventures
MCN has equity interests in several ventures involved in the following businesses: Gas Distribution - 47 1/2% owned, Gas Storage - 50% owned, Gas Marketing & Cogeneration - 50% to 99% owned, Gas Gathering & Processing - 33% to 50% owned, and Real Estate & Other - 33% to 50% owned. In January 1995, MCN sold its interest in one of its Gas Gathering & Processing joint ventures. The following is the combined summarized financial information of the joint ventures. No provision for income taxes has been included since income taxes are paid directly by the joint venture participants.


(in Thousands)                                     1995        1994          1993
                                                 --------     --------     --------
Operating Revenues
  Gas Storage ...............................    $ 31,765     $ 30,656     $ 24,451
  Gas Marketing & Cogeneration ..............      27,869       39,597       17,252
  Gas Gathering & Processing ................       3,700        6,589        6,555
  Real Estate & Other .......................      17,471       11,635       10,348
                                                 --------     --------     --------
                                                 $ 80,805     $ 88,477     $ 58,606
                                                 ========     ========     ========

Operating Income
  Gas Storage ...............................    $ 18,595     $ 19,261     $ 17,787
  Gas Marketing & Cogeneration ..............       3,258        1,744        1,004
  Gas Gathering & Processing ................       1,545        4,575        5,139
  Real Estate & Other .......................       1,984        1,548          880
                                                 --------     --------     --------
                                                 $ 25,382     $ 27,128     $ 24,810
                                                 ========     ========     ========

Income (Loss) Before Taxes
  Gas Storage ...............................    $ 11,911     $ 13,724     $ 17,309
  Gas Marketing & Cogeneration ..............      (1,353)        (862)      (1,154)
  Gas Gathering & Processing ................       1,546        4,313        4,873
  Real Estate & Other .......................      (5,202)      (6,518)      (5,763)
                                                 --------     --------     --------
                                                 $  6,902     $ 10,657     $ 15,265
                                                 ========     ========     ========

MCN's Share of Income (Loss) Before Taxes
  Gas Storage ...............................    $  5,916     $  6,897     $  8,728
  Gas Marketing & Cogeneration ..............        (886)      (1,306)      (1,391)
  Gas Gathering & Processing ................         628        1,730        2,121
  Real Estate & Other .......................        (413)      (1,032)      (1,748)
                                                 --------     --------     --------
                                                 $  5,245     $  6,289     $  7,710
                                                 ========     ========     ========

MCN's Share of Income Before Taxes by Segment
  Gas Distribution ..........................    $  1,342     $  2,000     $  3,077
  Diversified Energy ........................       3,903        4,289        4,633
                                                 --------     --------     --------
                                                 $  5,245     $  6,289     $  7,710
                                                 ========     ========     ========

                       MCN CORPORATION AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(in Thousands)                                                1995         1994
                                                             --------    --------
ASSETS
Current Assets
  Gas Distribution ......................................    $    210    $   --
  Gas Storage ...........................................      10,154      10,190
  Gas Marketing & Cogeneration ..........................      13,990       9,328
  Gas Gathering & Processing ............................       1,579       2,066
  Real Estate & Other ...................................       7,068       1,620
                                                             --------    --------
                                                               33,001      23,204
                                                             --------    --------
Noncurrent Assets
  Gas Distribution ......................................      24,430          --
  Gas Storage ...........................................     135,169     140,307
  Gas Marketing & Cogeneration ..........................     180,251     105,134
  Gas Gathering & Processing ............................      71,762      21,525
  Real Estate & Other ...................................     129,690     139,018
                                                             --------    --------
                                                              541,302     405,984
                                                             --------    --------
                                                             $574,303    $429,188
                                                             ========    ========
MCN's Share of Total Assets
  Gas Distribution ......................................    $ 20,532    $     --
  Gas Storage ...........................................      72,661      74,481
  Gas Marketing & Cogeneration ..........................     116,381      65,541
  Gas Gathering & Processing ............................      31,339       9,436
  Real Estate & Other ...................................      40,161      33,523
                                                             ========    ========
                                                             $281,074    $182,981
                                                             ========    ========
LIABILITIES AND JOINT VENTURES' EQUITY
Current Liabilities
  Gas Distribution ......................................    $    994    $     --
  Gas Storage ...........................................      12,099      11,618
  Gas Marketing & Cogeneration ..........................       9,716       8,300
  Gas Gathering & Processing ............................       1,981       2,759
  Real Estate & Other ...................................       5,321       4,267
                                                             --------    --------
                                                               30,111      26,944
                                                             --------    --------
Noncurrent Liabilities
  Gas Distribution ......................................      15,725          --
  Gas Storage ...........................................      75,775      82,328
  Gas Marketing & Cogeneration ..........................     176,948      93,458
  Gas Gathering & Processing ............................        --         2,740
  Real Estate & Other ...................................      93,939     103,239
                                                             --------    --------
                                                              362,387     281,765
                                                             --------    --------
Joint Ventures' Equity
  Gas Distribution ......................................       7,921          --
  Gas Storage ...........................................      57,449      56,551
  Gas Marketing & Cogeneration ..........................       7,577      12,704
  Gas Gathering & Processing ............................      71,360      18,093
  Real Estate & Other ...................................      37,498      33,131
                                                             --------    --------
                                                              181,805     120,479
                                                             ========    ========
                                                             $574,303    $429,188
                                                             ========    ========
MCN's Share of Joint Ventures' Equity
  Gas Distribution ......................................    $  6,600    $     --
  Gas Storage ...........................................      28,724      27,638
  Gas Marketing & Cogeneration ..........................       7,596       8,758
  Gas Gathering & Processing ............................      30,637       7,237
  Real Estate & Other ...................................      18,681      12,795
                                                             --------    --------
                                                               92,238      56,428
Advances and Other (1) ..................................      36,788       8,077
                                                             --------    --------
MCN's investment in and advances to joint venture........    $129,026    $ 64,505
                                                             ========    ========

---------
(1) Differences between MCN's carrying value and its share of the joint ventures' underlying equity interest are being amortized over the weighted average useful lives of the related assets which equaled 20 years.

                       MCN CORPORATION AND SUBSIDIARIES

3.  Acquisitions
During December 1995, MCN acquired certain gas producing and pipeline businesses located in Virginia from CONSOL Coal Group. The acquisition included 193 Bcf of proved reserves, as well as rights to undertake additional development drilling on approximately 100,000 acres of coalbed methane properties. The acquisition also included approximately 80 miles of gathering lines and a 50% interest in a 40 mile gathering line connected to a major interstate pipeline. The total cost of the acquisition was $83,176,000 which is being accounted for under the purchase method.

In early 1996, MCN agreed to acquire a 99% interest in the Dauphin Island Gathering Partnership. The partnership owns a 90 mile gas gathering system in the Mobile Bay area of offshore Alabama. The total cost of the acquisition is approximately $75,000,000 and will be accounted for under the purchase method.

4.  Gas in Inventory
Inventory gas is priced on a last-in, first-out (LIFO) basis. At December 31, 1995, the replacement cost exceeded the $71,763,000 LIFO cost for 80 Bcf by $140,835,000 and at December 31, 1994, the replacement cost exceeded the $131,649,000 LIFO cost for 104 Bcf by $123,283,000. MichCon's current GCR tariff provisions prevent MichCon from retaining any benefits from a lower cost of gas sold resulting from liquidating its LIFO inventory. MichCon's LIFO inventory balance was 64 Bcf as of December 31, 1995.

5. Credit Facilities, Short-Term Borrowings and Long-Term Debt
During 1995, MichCon negotiated new credit lines to allow for borrowings of up to $100,000,000 under a 364 day revolving credit facility and up to $150,000,000 under a three year revolving credit facility. MichCon usually issues commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. Commercial paper outstanding at December 31, 1995 and 1994, totaled $194,760,000 and $143,457,000, respectively, at weighted average interest rates of 5.7% and 5.8%. This debt is classified as short-term based on management's intent to repay it within one year. Fees are paid to compensate banks for lines of credit.

During 1995, MCN Investment increased its credit lines to allow for borrowings of up to $100,000,000 under a 364 day revolving credit facility and up to $300,000,000 under a three year revolving credit facility. These facilities replaced credit facilities totaling $320,000,000 that existed at December 31, 1994. The facilities support MCN Investment's $400,000,000 commercial paper program that was established in 1995. MCN Investment has issued commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. Commercial paper used to temporarily finance working capital requirements totaling $49,000,000 at December 31, 1995 is classified as short-term based upon management's intent to repay this debt within one year. The remaining commercial paper balance at December 31, 1995 is classified as long-term. Commercial paper borrowings outstanding as of December 31, 1995 totaled $373,657,000 and are at a weighted average interest rate of 6.0%. At December 31, 1994, borrowings of $182,000,000 were outstanding under its revolving credit facility at a weighted average rate of 6.6%. Fees are paid to compensate banks for lines of credit.

MichCon renewed its Trust Demand Note program during 1995 which allows for borrowings of up to $25,000,000 through April 1996. No borrowings were outstanding at December 31, 1995, but $25,000,000 was borrowed in January 1996 at an interest rate of 5.6%. Borrowings of $25,000,000 were outstanding under this program at December 31, 1994 at an interest rate of 6.1%.

Substantially all of the properties of MichCon totaling approximately $1,066,000,000 serve as collateral for its outstanding first mortgage bonds.

During 1995, Supply Development Group, Inc. (Supply Development), a subsidiary of MCN Investment, established a five year term loan at certain alternative variable rates at MCN's option. The loan allows for borrowings of up to $100,000,000 and is based on Supply Development's proved gas reserves. The balance outstanding at December 31, 1995 was at a weighted average interest rate of 6.3%. Fees are paid to compensate banks for the loan facility. The most restrictive provision of the agreement requires Supply Development to maintain an interest coverage ratio greater than or equal to 2.25 to 1.00.

MichCon has a variable interest rate swap agreement through April 2000 on $12,000,000 of fixed rate unsecured notes which effectively reduced the cost of this debt from 9.8% to 6.2% for the year ended December 31, 1995.

                       MCN CORPORATION AND SUBSIDIARIES

Saginaw Bay Pipeline Company (Saginaw Bay) has an interest rate swap agreement on the $19,360,000 outstanding balance of its project loan agreement at December 31, 1995, which effectively fixes the interest rate at 7.5% through February 2003. The most restrictive provision of the agreement requires Saginaw Bay to maintain a debt service coverage ratio greater than or equal to
1.15 to 1.00 at December 31, 1995. Substantially all of the properties of Saginaw Bay and its partnership totaling approximately $37,458,000 serve as collateral for the project loan.

Maturities and sinking fund requirements during the next five years for long-term debt outstanding at December 31, 1995 are $1,900,000 in 1996, $81,900,000 in 1997, $22,200,000 in 1998, $21,800,000 in 1999 and $133,800,000
in 2000. In addition, the long-term commercial paper balance outstanding as of December 31, 1995 is supported by the three year credit facility that expires in 1998.

The following long-term debt was issued during early 1996 (in thousands):

     Issue Date                 Description                    Amount Issued
     ----------                 -----------                    -------------

     January 1996      MCN Investment Medium-Term Notes
                          5.84%, due February 1999             $  80,000
                          6.03%, due February 2001                60,000
                          6.32%, due February 2003                60,000

6. Preferred Securities and Common Stock
a. Preferred and Preference Securities
In 1994, MCN Michigan Limited Partnership (MCN Michigan), a limited partnership of which MCN is a 1% general partner, issued 4,000,000 shares of 9 3/8% Redeemable Cumulative Preferred Securities, Series A, at the liquidation preference value of $25 per share. Holders of the securities are entitled to receive dividends at an annual rate of 9 3/8% of the liquidation preference value. Dividends are payable monthly and in substance are tax deductable by MCN. Gross proceeds of the issuance totaled $100,000,000 and were loaned to MCN. Financing costs were deferred and reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method over 30 years. MCN has the right under the loan agreement to extend interest payment periods for up to 60 months, and as a consequence, monthly dividend payments on the preferred securities can be deferred by MCN Michigan during any such interest payment period. In the event that MCN exercises this right, MCN may not declare dividends on its common stock. With MCN's consent, the preferred securities are redeemable at the option of MCN Michigan, in whole or in part , for $25 per share on or after November 30, 1999. In addition, upon final maturity of the loan in 2024, MCN Michigan is required to redeem the preferred securities. In the event of default, holders of the preferred securities will be entitled to exercise and enforce MCN Michigan's creditor rights against MCN, which may include acceleration of the principal amount of the loan.

At December 31, 1995, MichCon had outstanding 104,732 shares of Redeemable Cumulative Preferred Stock, $2.05 Series. In January 1996, MichCon redeemed all outstanding shares at the sinking fund redemption price of $25 per share.

MCN is authorized to issue 25,000,000 shares of no par value preferred stock, and MichCon is authorized to issue 4,000,000 shares of preference stock with a par value of $1 per share. As of December 31, 1995, there have been no issuances of preferred or preference stock under these authorizations.

b.  Common Stock
In March 1995, MCN sold 5,750,000 shares of new common stock in a public offering, generating net proceeds of approximately $99,000,000.

MCN also issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. The number of shares issued was approximately 858,000 in 1995, 855,000 in 1994 and 776,000 in 1993 and generated net proceeds of $16,500,000, $15,400,000 and
$11,400,000, respectively.

                       MCN CORPORATION AND SUBSIDIARIES

c.  Stock Incentive Plan
MCN's Stock Incentive Plan authorizes the use of performance units, restricted stock or other stock-related awards to key management employees. MCN's current policy is to issue performance units which encourages a strategic focus on long-term performance and have a high retention value. The performance units are denominated in shares of MCN stock, and issued to executives based on total shareholder return as compared to a group of peer companies over a six-year period. MCN granted 370,920, 322,820 and 283,376 performance units in 1995, 1994 and 1993 respectively, based on total shareholder return for the previous three year period. The units granted will be adjusted upward or downward based on total shareholder return for the subsequent three year period. The final awards are then payable in cash and shares of common stock. Participants receive dividend equivalents, based on the units granted. The performance units are recorded at market value and amortized to expense as compensation over the periods earned. Under the Stock Incentive Plan, 2,999,315 shares were available to be issued at December 31, 1995.

d.  Shareholders' Rights Plan
One preferred share purchase right is attached to each outstanding share of common stock. The rights, which cannot be traded separately from MCN's common stock, are designed to protect shareholders from coercive or unfair takeover tactics. The rights are exercisable only upon certain triggering events and expire in January 2000.

7.  Commitments and Contingencies
a.  Guaranties
During 1995, MCN agreed to acquire a 47.5% interest in a partnership formed to construct, own and operate a natural gas transmission and distribution system located in southern Missouri. Construction financing was obtained that allows for borrowings of up to $25,000,000. MCN has issued a guaranty for the full amount of this financing, and one of the parties to the project is obligated to reimburse MCN for 50% of any payments made as a result of this guaranty. The guaranty will remain in place until permanent financing is established which is anticipated to be in late 1997. Borrowings under the construction loan totaled $15,600,000 at December 31, 1995.

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

During the mid-1980's, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to byproducts of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality. None of these former MGP sites are on the National Priorities List prepared by the U.S. Environmental Protection Agency.

MCN is not involved in any administrative proceedings regarding these former MGP sites, but is currently remediating one of the sites. The remedy consists of limited excavation and disposal of soils, a new soil cover and, if necessary, a groundwater capture and treatment system. More extensive investigations are underway at three other sites.

In 1984, MichCon established an $11,700,000 reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for reasonable and prudent investigation and remediation costs incurred at former MGP sites in excess of this reserve.

                       MCN CORPORATION AND SUBSIDIARIES

MCN has employed outside consultants to evaluate remediation alternatives at these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. MCN has notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites and requested insurance coverage for costs associated with the investigation and remediation of these sites. MCN is pursuing its claims against these carriers. The findings of these investigations indicate that the estimated total expenditures for investigation and remediation at all 17 former MGP sites will be between $30,000,000 and $170,000,000 based on undiscounted 1995 costs. As a result of these studies, MCN accrued in the 1995 fourth quarter an additional liability and corresponding regulatory asset of $35,000,000.

During 1995, 1994 and 1993, MCN spent $2,100,000, $600,000 and $2,100,000, respectively, investigating these former MGP sites. At December 31, 1995, the reserve balance is $38,451,000, of which $3,451,000 is classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs and therefore have an effect on MCN's financial position and cash flows. However, management believes that insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MCN's results of operations.

c.  Commitments
To ensure a reliable supply of natural gas at competitive prices, MCN has entered into long-term purchase and transportation contracts with various suppliers and producers. In general, purchase prices under these contracts are determined by formulas based on market prices. In 1996, MCN has firm purchase commitments for approximately 193 Bcf of gas of which approximately 131 Bcf are MichCon purchase commitments. MCN expects that sales will exceed its minimum purchase commitments. To ensure that there is sufficient flexibility to obtain the lowest cost natural gas supplies in the future, MichCon is reducing the length of its long-term gas purchase contracts. As longer-term contracts expire, they will be replaced with contracts of one year or less, ensuring that MichCon's supply portfolio is compatible with the market at any point in time. MCN has long-term transportation contracts with various interstate pipeline companies which expire on various dates through the year 2011. MCN is also committed to pay demand charges of $81,711,000 during 1996 related to firm purchase and transportation agreements. Of this total, approximately $66,474,000 relates to Gas Distribution operations and is recoverable through the GCR mechanism.

MCN's computer operations has entered into long-term contracts to obtain software license rights for both internal use and for support of client data processing. Under these agreements, MCN is required to make minimum annual payments through 2004 which total $45,150,000. Additionally, MCN is required to make contingent payments beginning in 1997 if computer operations revenues exceed $89,000,000.

Capital investments for 1996 are estimated to be $850,000,000, and certain commitments have been made in connection therewith.

d.  Interstate Pipeline Restructuring
The Federal Energy Regulatory Commission (FERC) issued Order No. 636 in 1992 which required interstate pipelines to separate their pipeline sales service into its various service components. The order also allows interstate pipelines to recover their prudently incurred transition costs resulting from the restructuring.

ANR Pipeline Company (ANR), MichCon's primary interstate natural gas transporter, implemented its Order No. 636 restructuring in November 1993. During 1995 and 1994, ANR filed several requests for recovery of these transition costs. MichCon accrued its portion totaling $6,800,000 and $5,400,000 in 1995 and 1994, respectively. These transition costs are recovered through the GCR mechanism as paid, and therefore, a regulatory asset has been recorded for the unrecovered costs. As periodic filings are made by ANR, MichCon will accrue its allocated portion. It is management's belief there will be no significant effect on MCN's financial statements.

                       MCN CORPORATION AND SUBSIDIARIES

In 1993, the FERC issued an order which required Panhandle Eastern Pipe Line Company (Panhandle) to refund to MichCon the costs of certain direct billings totaling $5,400,000 plus interest of $4,400,000. During 1994, the FERC issued an order permitting Panhandle to seek reimbursement of the $4,400,000 of interest from MichCon. MichCon is currently seeking rehearing of the FERC order. Should MichCon be ultimately unsuccessful in defeating Panhandle's claim, it is anticipated that these costs will be recoverable through the GCR mechanism, and therefore, a regulatory asset has been recorded for their future recovery.

e.  Other
MichCon receives a significant amount of heating assistance funding from the Low-Income Home Energy Assistance Program (LIHEAP). A substantial portion of the 1996 program funding has been reduced by Congress, with Michigan's share of the funds being reduced from $78,000,000 in 1995 to $47,500,000 in 1996. MichCon customers currently receive 35% of the funds available in Michigan. MichCon is currently working with federal and state officials to identify ways to obtain energy assistance for low-income customers from other avenues and is taking actions to minimize any impact that reductions in LIHEAP funding would have on MCN's financial statements.

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

8.  Rate Matters
a.  General Rate Proceedings
In October 1993, MichCon received approval from the MPSC in its general rate case to increase rates $15,700,000 beginning in January 1994. The higher rates include $28,700,000 for retiree health care benefits recognized under new accounting requirements and $8,100,000 for higher depreciation rates. Additionally, the MPSC's decision lowered MichCon's authorized rate of return on common equity to 11.5%.

b.  Regulatory Assets and Liabilities
MCN's Gas Distribution operations are subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, several regulatory assets and liabilities are recorded in MCN's financial statements. Regulatory assets represent costs which will be recovered from customers through the ratemaking process. Regulatory liabilities represent benefits which will flow-through to customers as refunds or reduced rates. The following regulatory assets and liabilities were reflected in the Consolidated Statement of Financial Position as of December 31:


(in Thousands)                                        1995        1994
                                                    --------    --------
Regulatory Assets:
   Deferred postretirement benefit (Note 10b) ..    $ 13,112    $ 20,670
   Unamortized loss on retirement of debt ......       9,773      10,248
   Deferred environmental costs (Note 7b) ......      35,000          --
   Conservation programs .......................       7,792      13,170
   Other (Note 7d) .............................       6,242       5,938
                                                    --------    --------
                                                    $ 71,919    $ 50,026
                                                    ========    ========

Regulatory Liabilities:
   Refunds payable to customers ................    $    785    $ 19,560
   Unamortized investment tax credit ...........      36,797      38,684

   Tax benefits amortizable to customers .......     114,668     115,067
                                                    --------    --------
                                                    $152,250    $173,311
                                                    ========    ========

                       MCN CORPORATION AND SUBSIDIARIES

MCN's Gas Distribution operations currently have regulatory precedents and orders in effect which provide for the probable recovery or refund of their regulatory assets and liabilities. Future regulatory changes or changes in the competitive environment could result in MCN discontinuing the application of SFAS No. 71 for all or part of its Gas Distribution business and require the write-off of the portion of any regulatory asset or liability which was no longer probable of recovery or refund. If MCN were to have discontinued the application of SFAS No. 71 as of December 31, 1995, it would have had a noncash increase to net income from extraordinary items of approximately $52,000,000. Management believes that evidence currently available supports the continued application of SFAS No. 71 and the recorded regulatory assets and liabilities.

9.  Capital and Operating Leases
MCN leases certain property (principally office buildings, a warehouse, a parking structure and computer equipment) under lease arrangements expiring at various dates to 2010, with renewal options extending beyond that date. Portions of the office buildings and parking structure are subleased to various tenants.

The gross amount of assets recorded under capital leases and related accumulated depreciation at December 31, 1995 are $34,978,000 and $11,266,000, respectively. The gross amount of assets and related accumulated depreciation at December 31, 1994 were $34,077,000 and $9,507,000, respectively.

                       MCN CORPORATION AND SUBSIDIARIES

Minimum rental commitments under noncancelable leases at December 31, 1995 are as follows:

                                           Capital   Operating
(in Thousands)                              Leases    Leases
                                           --------   --------

1996 ..................................    $ 4,423    $20,585
1997 ..................................      4,379     17,789
1998 ..................................      4,070     13,158
1999 ..................................      3,827      8,451
2000 ..................................      3,109      4,538
2001 and thereafter ...................     10,470     21,571
                                           -------    -------
Total minimum lease payments ..........     30,278    $86,092
                                                      =======
Less:  Amount representing interest ...      9,240
                                           -------
Present value of minimum lease payments     21,038
Less:  Current portion ................      2,506
                                           -------
Long-term obligations .................    $18,532
                                           =======

Total minimum lease payments for capital and operating leases have not been reduced by future minimum sublease rentals of $8,547,000 and $2,708,000, respectively, under noncancelable subleases.


Capital and operating lease payments for the years ended December 31 consist of the following:


(in Thousands)                      1995       1994       1993
                                   -------    -------    -------

Capital lease expense:
  Depreciation expense ........    $ 1,679    $ 1,369    $   941
  Interest expense ............      2,170      2,156      1,923
                                   -------    -------    -------

Total capital lease expense ...    $ 3,849    $ 3,525    $ 2,864
                                   =======    =======    =======

Operating lease expense .......    $23,295    $20,670    $16,641
                                   =======    =======    =======

                       MCN CORPORATION AND SUBSIDIARIES

10.  Retirement Benefits
a.    Pension Plan Benefits
Separate defined benefit retirement plans are maintained for union and nonunion employees. The plans are noncontributory, cover substantially all employees and provide for normal retirement at age 65, but with the option to retire earlier or later under certain conditions. The plans provide pension benefits that are based on the employee's compensation and years of credited service. MCN's funding policy is to fund each year's actuarially determined funding requirements of the plans, subject to regulations issued by the Internal Revenue Service. Currently, these plans meet the full funding limitations of the Internal Revenue Code. Accordingly, no contributions for the 1995, 1994 or 1993 plan years were made, and none will be made for the 1996 plan year.

Net pension cost for these plans included the following components:

(in Thousands)                                            1995          1994          1993
                                                        ---------     ---------     ---------
Service cost - benefits earned during the period ...    $   9,318     $  12,854     $  11,046
Interest cost on projected benefit obligation ......       32,061        30,450        29,987
Net amortization and deferral ......................       65,883       (60,508)       65,146
Actual (return) loss on plan assets ................     (123,952)       15,461      (107,148)
                                                        ---------     ---------     ---------

Net pension credit .................................    $ (16,690)    $  (1,743)    $    (969)
                                                        =========     =========     =========

The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as prepaid pension cost in the Consolidated Statement of Financial Position:


(in Thousands)                                                     1995         1994
                                                                ----------    ---------
Measurement date ..........................................     October 31    October 31
Actuarial present value of:
  Accumulated vested benefit obligation ...................      $357,377      $323,391
  Accumulated nonvested benefit obligation ................        33,850        24,908
                                                                 --------      --------
  Total accumulated benefit obligation ....................      $391,227      $348,299
                                                                 ========      ========
  Projected benefit obligation for service rendered to date      $456,309      $399,724
Plan assets at measurement date ...........................       670,629       572,271
                                                                 --------      --------

Plan assets in excess of projected benefit obligation .....       214,320       172,547
Less:  Unrecognized net asset at transition ...............        45,139        50,179
          Unrecognized prior service cost .................         1,662         3,076
          Unrecognized net gain ...........................       143,692       112,155
                                                                 --------      --------
Prepaid pension cost recognized in the Consolidated
  Statement of Financial Position .........................      $ 23,827      $  7,137
                                                                 ========      ========

In determining the actuarial present value of the projected benefit obligation, the weighted average discount rate was 7.5% for 1995 and 8.0% for 1994. The rate of increase in future compensation levels used was 5.0% for 1995 and 1994. The expected long-term rate of return on plan assets was 9.0% for 1995 and 7.5% for 1994 and 1993. For 1995 and 1994, plan assets consisted primarily of equity and fixed income securities.

MCN and its subsidiaries also sponsor several defined contribution pension plans. Participation in one of these plans is available to substantially all union and nonunion employees. Company contributions to these plans are based upon salary and matching of employee contributions. The cost of these plans was $7,300,000 in 1995, $6,700,000 in 1994 and $6,100,000 in 1993.

                       MCN CORPORATION AND SUBSIDIARIES

b.  Other Postretirement Benefits
MCN provides certain healthcare and life insurance benefits for retired employees. Substantially all of MCN's employees may become eligible for these benefits if they reach retirement age while working for MCN.

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

The deferred 1993 costs were initially being amortized over a period of 19 years. However, in June 1994, the MPSC approved a settlement agreement that allows MichCon to offset the impact of a net reduction in property and other taxes, resulting from federal and Michigan legislative changes, against its deferred 1993 postretirement costs. This accelerated the amortization of the deferred postretirement cost from 19 years to approximately four years.

MCN's policy is to fund its postretirement benefit costs to the extent such amounts are recoverable in Gas Distribution rates. Separate qualified Voluntary Employees' Beneficiary Association (VEBA) trusts exist for union and nonunion employees. Funding to the VEBA trusts totaled $27,504,000, $8,345,000 and $28,700,000 in 1995, 1994 and 1993, respectively. An additional contribution of $34,718,000 was made in January 1996. The expected long-term rate of return on plan assets, which are invested in life insurance policies, equity securities and fixed income securities, was 8.9% for 1995 and 7.4% for 1994.

Net postretirement cost for the years ended December 31, includes the following components:


(in Thousands)                                              1995           1994           1993
                                                          --------       --------       --------

Service cost - benefits earned during the period ...      $  5,345       $  7,859       $  7,738
Interest cost on accumulated benefit obligation ....        18,815         21,749         20,517
Amortization of transition obligation ..............        13,810         14,601         14,656
Net amortization and deferral ......................         7,396         (2,607)            --
Actual (return) loss on plan assets ................       (15,670)           489             --
                                                          --------       --------       --------
Total postretirement cost ..........................        29,696         42,091         42,911
Regulatory adjustment ..............................         7,558          4,942        (25,612)
                                                          --------       --------       --------
Net postretirement cost ............................      $ 37,254       $ 47,033       $ 17,299
                                                          ========       ========       ========

                       MCN CORPORATION AND SUBSIDIARIES

The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as accrued postretirement cost in the Consolidated Statement of Financial Position:


(in Thousands)                                                  1995            1994
                                                             ----------      ----------
Measurement Date ......................................      October 31      October 31

Accumulated postretirement benefit obligation:
  Retirees ............................................      $ 156,944       $ 154,328
  Fully eligible active participants ..................         29,057          31,055
  Participants with less than 30 years of service .....         67,094          73,388
                                                             ---------       ---------
                                                               253,095         258,771
Plan assets at measurement date .......................         74,295          28,211
                                                             ---------       ---------
Accumulated postretirement benefit obligation in excess
of plan assets ......................................          178,800         230,560
Less:  Unrecognized transition obligation .............        232,248         261,488
          Unrecognized net gain .......................        (75,130)        (65,333)
          Contributions made after measurement date ...          6,131           8,345
                                                             ---------       ---------

Accrued postretirement liability recognized in the
  Consolidated Statement of Financial Position ........      $  15,551       $  26,060
                                                             =========       =========


The rate at which healthcare costs are assumed to increase is the most significant factor in estimating MCN's postretirement benefit obligation. MCN used a rate of 12% for 1996, 11% for 1997 and a rate that gradually declines each year until it stabilizes at 5% in 2003. A one percentage point increase in the assumed rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by 13% and increase the sum of the service cost and interest cost by 18% for the year then ended. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.0% for 1995 and 1994, respectively.

11.  Risk Management Activities and Derivative Financial Instruments
MCN manages commodity price and interest rate risk through the use of various derivative instruments and limits the use of such instruments to hedging activities. If MCN did not use derivative instruments, its exposure to such risk would be higher. Although this strategy reduces risk, it also limits potential gains from favorable changes in commodity prices and interest rates. Derivative instruments also give rise to credit risks due to nonperformance by counterparties. MCN's control procedures are designed to minimize overall exposure to credit risk. MCN closely monitors the financial condition and credit rating of counterparties, diversifies its risk by having a significant number of counterparties and limits its counterparties to investment grade institutions. MCN generally requires cash collateral when exposure to the counterparty exceeds certain limits, and its agreements with each counterparty generally allow for the netting of positive and negative positions.

Commodity price and interest rate risks are actively monitored by an independent risk control group to ensure compliance with MCN's risk management policies at both the corporate and subsidiary levels. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given MCN's objectives, strategies and current market conditions. Derivative instruments are reviewed periodically to ensure they continue to effectively reduce exposure to commodity price and interest rate risks. MCN's objective is to maintain a balanced portfolio of gas supply and gas sales contracts. Net open positions often result from the timing of new transactions. MCN closely monitors and manages its exposure to commodity price risk through a variety of risk management techniques. MCN's objective is to manage its exposure to commodity price risk to increase the likelihood of achieving targeted rates of return.

                       MCN CORPORATION AND SUBSIDIARIES

a.  Commodity Price Hedging
Natural gas and oil futures, options and swap agreements are used to manage Diversified Energy's exposure to the risk of market price fluctuations on gas sale and purchase contracts, gas and oil production and gas inventories. MichCon has not used financial derivatives to hedge natural gas prices. Changes in the market value of contracts that hedge gas supply transactions are deferred and included in inventory costs until the hedged transaction is completed at which time the realized gain or loss is included in the cost of gas. Market value changes of contracts that hedge gas and oil sales transactions are also deferred and recorded as a deferred credit or deferred charge until the hedged transaction is completed, at which time the realized gain or loss is included as an adjustment to revenues.

The following table of natural gas and oil swap agreements outstanding at December 31 is summarized by fixed or variable prices to be received:


(in Thousands of Dollars)           1995              1994
                                  --------          --------

Fixed price receiver:
Volumes (Bcf equivalent)             278.4             170.4
Notional value .........          $635,017          $418,645
Latest maturity ........              2008              2008

Variable price receiver:
Volumes (Bcf equivalent)              73.8              95.7
Notional value .........          $149,654          $205,099
Latest maturity ........              2006              2006



Notional amounts represent the volume of transactions valued at the fixed or variable price that MCN has contracted to obtain. Notional amounts do not represent the amounts exchanged by the parties to the swaps, and therefore do not reflect MCN's exposure to commodity price or credit risks (Note 12).

Collateral in the form of letters of credit of $7,000,000 was provided as of December 31, 1995. MCN provided $21,000,000 cash as collateral under its gas swap agreements as of December 31, 1994.

b.  Interest Rate Hedging
In order to manage interest costs, MCN uses interest rate swap agreements to exchange fixed and variable rate interest payment obligations over the life of the agreements without exchange of the underlying principal amounts. Interest rate swaps are subject to market risk as interest rates fluctuate. The difference to be received or paid on these agreements is accrued and recorded as an adjustment to interest expense over the life of the agreements.

At December 31, 1995, MCN had interest rate swap agreements with notional principal amounts totaling $31,360,000 (Note 5) and a weighted average remaining life of 4.6 years. At December 31, 1994, the notional principal amount of outstanding interest rate swaps totaled $33,100,000. The notional principal amounts are used solely to calculate amounts to be paid or received under the interest rate swap agreements and approximate the principal amount of the underlying debt being hedged.

12.  Fair Value of Financial Instruments and Common Stock
MCN has estimated the fair value of its financial instruments and common stock using available market information and appropriate valuation methodologies. Considerable judgment is required in developing the estimates of the fair value of financial instruments, and therefore the values are not necessarily indicative of the amounts that MCN could realize in a current market exchange. The carrying amounts of certain financial instruments such as notes payable and customer deposits are assumed to approximate fair value due to their short-term nature.

                       MCN CORPORATION AND SUBSIDIARIES

The carrying amount and fair value of other financial instruments and common stock consist of the following:


                                                            1995                               1994
                                                 --------------------------      ---------------------------
                                                   Carrying      Estimated        Carrying       Estimated
                                                    Amount       Fair Value        Amount        Fair Value
                                                 ----------      ----------      ----------      -----------
Assets:
Notes receivable and advances .............      $    6,550      $    6,550      $   10,192      $   10,192

Liabilities and Shareholders' Equity:
Long-term debt, excluding capital
  lease obligations .......................         974,875       1,018,096         663,705         644,367
Redeemable cumulative preferred securities,
  including current portion ...............          99,067         109,133         101,967         103,007
Common  shareholders' equity ..............         664,776       1,543,108         511,495       1,076,183

Derivative Financial Instruments: (Note 11)
Natural gas and oil swaps:
  with unrealized gains ...................          35,514          35,514             916             916
  with unrealized losses ..................          18,084          18,084          33,885          33,885
Interest rate swaps:
  with unrealized gains ...................                           1,778                             693
  with unrealized losses ..................                             927                           1,080


The fair values are determined based on the following:

Notes receivable and advances - interest rates available to MCN for investments with similar maturities and credit quality assumptions.

Long-term debt - interest rates available to MCN for issuance of debt with similar terms and remaining maturities.

Redeemable cumulative preferred securities and common stock - quoted market prices.

Natural gas and oil and interest rate swaps - estimated amounts that MCN would receive or pay to terminate the swap agreements, taking into account current gas and oil prices, interest rates and the creditworthiness of the swap counterparties.

Guaranties (Note 7a) - estimated cost to terminate the Southern Missouri project guaranty is immaterial. Management is unable to practicably estimate the fair value of the Harbortown guaranty due to the nature of the related party transaction.

The fair value estimates presented herein are based on information available to management as of December 31, 1995 and 1994. Management is not aware of any subsequent factors that would significantly affect the estimated fair value amounts.



                       MCN CORPORATION AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.  Summary of Income Taxes

(in Thousands)                                                   1995           1994            1993
                                                               --------       --------       --------
Effective federal income tax rate .......................          28.0%          26.7%          32.5%
                                                               ========       ========       ========

Income taxes consist of:
   Current provision ....................................      $ (1,647)      $ 48,526       $  4,628
   Deferred provision, net ..............................        52,756         (8,709)        35,494
   Federal tax credits ..................................       (11,271)        (7,872)        (2,258)
   Investment tax credits, net ..........................        (1,886)        (1,886)        (1,923)
                                                               --------       --------       --------
Total income taxes ......................................      $ 37,952       $ 30,059       $ 35,941
                                                               ========       ========       ========
Reconciliation between statutory and actual income taxes:
Statutory federal income taxes at a rate of 35% .........      $ 47,148       $ 37,739         38,056
Adjustments to federal tax expense:
   Excess of book over tax depreciation, allowed ........         7,365          6,119          4,302
   Adjustments to federal income taxes provided in
     prior periods ......................................        (1,337)        (3,303)        (1,187)
   Amortization of investment tax credit ................        (1,886)        (1,886)        (1,923)
   Federal  tax credits .................................       (11,271)        (7,872)        (2,258)
   Other, net ...........................................        (2,067)          (738)        (1,049)
                                                               --------       --------       --------
  Total income taxes ....................................      $ 37,952       $ 30,059       $ 35,941
                                                               ========       ========       ========


Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. Unused federal gas production tax credits may be carried forward indefinitely. The tax effect of temporary differences that gave rise to MCN's deferred tax assets and liabilities consisted of the following:

(in Thousands)                                          1995          1994
                                                      ---------    ---------
Deferred tax assets:
   Uncollectibles ................................    $   5,249    $   5,880
   Vacation and other benefits ...................       10,288        7,548
   Federal gas production tax credits carryforward       10,907        4,298
   Other .........................................        8,513       13,498
                                                      ---------    ---------
Total deferred tax assets ........................       34,957       31,224
                                                      ---------    ---------

Deferred tax liabilities:
   Depreciation and other property related basis
      differences, net ...........................      126,045       90,788
   Property taxes ................................       14,156       12,414
   Other .........................................       27,286       19,055
                                                      ---------    ---------
Total deferred tax liabilities ...................      167,487      122,257
                                                      ---------    ---------
Net deferred tax liability .......................      132,530       91,033
Less:  Net deferred tax (asset) liability, current        6,634       (2,293)
                                                      ---------    ---------
Net deferred tax liability, noncurrent ...........    $ 125,896    $  93,326
                                                      =========    =========


14. Supplementary Information for Gas and Oil Producing Activities (Unaudited) The following information was prepared in accordance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities" and related SEC accounting rules. Data is presented for the 1995 and 1994 periods only as MCN's gas and oil producing activities were not significant prior to 1994.

                       MCN CORPORATION AND SUBSIDIARIES

Capitalized Costs

(in Thousands)                                               1995        1994
                                                           --------    --------
Proved properties .....................................    $477,411    $229,736
Unproved properties ...................................      99,399      47,382
                                                           --------    --------
                                                            576,810     277,118
Accumulated depreciation, depletion and amortization ..      34,895      12,377
                                                           --------    --------
Net capitalized costs .................................    $541,915    $264,741
                                                           ========    ========

Capitalized Costs Excluded from Amortization
Unproved properties held by MCN are excluded from amortization until they have been evaluated. A summary of costs excluded from amortization at December 31, 1995, and the year in which they were incurred follows:


                                   Year Costs Incurred
                               -----------------------------
                                                      1993 &
(in Thousands)       Total      1995       1994       Prior
                    -------    -------    -------    -------

Acquisition ....    $72,423    $46,808    $24,367    $ 1,248
Exploration ....     26,976     25,119      1,782         75
                    -------    -------    -------    -------
                    $99,399    $71,927    $26,149    $ 1,323
                    =======    =======    =======    =======

The acquisition amount includes all costs incurred to purchase or lease property with unproved reserves.

Costs Incurred

Year Ended December 31 - (in Thousands)       1995        1994
                                            --------    --------

Acquisition:
   Proved properties ...................    $114,956    $ 86,571
   Unproved properties .................      46,984      40,365
                                            --------    --------
       Total ...........................     161,940     126,936
Exploration ............................      39,106      14,921
Development ............................      98,099      44,362
                                            --------    --------
       Total ...........................    $299,145    $186,219
                                            ========    ========

                       MCN CORPORATION AND SUBSIDIARIES

Results of Operations

(in Thousands)                                   1995          1994
                                                --------     --------

Operating revenues:
   Unaffiliated customers ..................    $ 32,089     $ 14,532
   Affiliated customers ....................      37,091       18,375
                                                --------     --------
                                                  69,180       32,907
                                                --------     --------
Production costs ...........................      18,447        8,697
Depreciation, depletion and amortization ...      22,518       10,800
                                                --------     --------
                                                  40,965       19,497
                                                --------     --------
Income before income taxes .................      28,215       13,410
                                                --------     --------
Income taxes:
   Income tax provision ....................       9,805        4,674
   Federal  tax credits ....................     (11,271)      (7,872)
                                                --------     --------
                                                  (1,466)      (3,198)
                                                --------     --------
Results of operations, excluding corporate
   and interest costs ......................    $ 29,681     $ 16,608
                                                ========     ========

The average amortization rate per Mcf was $.74 and $.66 in 1995 and 1994, respectively.

Reserve Quantity Information
MCN's proved reserves are located in the United States. The estimated quantities of proved reserves disclosed below are based upon estimates by MCN's independent petroleum engineers.


                                                        1995
                                              ------------------------
                                              Gas (MMcf)    Oil (Mbbl)
                                              ----------    ----------

Proved developed and undeveloped reserves:
Beginning of year ........................     421,988        1,161
   Revisions of previous estimates .......     (34,581)         859
   Extensions and discoveries ............     188,568          730
   Production ............................     (31,420)        (388)
   Purchases of minerals in place ........     313,826        2,323
                                               -------        -----
End of year ..............................     858,381        4,685
                                               =======        =====

Proved developed reserves:
Beginning of year ........................     247,992        1,042
End of year ..............................     563,395        3,349

                       MCN CORPORATION AND SUBSIDIARIES

Standardized Measure of Discounted Future Net Cash Flows
The following presentation of the standardized measure of discounted future net cash flows is intended to be neither a measure of the fair market value of MCN's gas and oil properties, nor an estimate of the present value of actual future cash flows to be obtained as a result of their development and production. It is based upon subjective estimates of proved reserves only and attributes no value to categories of reserves other than proved reserves, such as probable or possible reserves, or to unproved acreage. Furthermore, as it is based on year end prices and costs adjusted only for existing contractual arrangements (Note 11) and assumes an arbitrary annual discount rate of 10%, it does not reflect the impact of future price and cost changes. Future income tax expenses were computed by applying statutory tax rates adjusted for permanent differences and tax credits, to estimated future pretax net cash flows.

The standardized measure is intended to provide a better means for comparing the value of MCN's proved reserves at a given time with those of other gas and oil producing companies than is provided by a simple comparison of raw proved reserve quantities.


(in Thousands)                                                       1995            1994
                                                                  -----------     -----------

Future revenues ..............................................    $ 2,143,506     $ 1,084,046
Future production costs ......................................        860,134         342,564
Future development costs .....................................        199,284          66,256
                                                                  -----------     -----------
Future net cash flows before income taxes ....................      1,084,088         675,226
Discount to present value at 10% .............................        536,405         357,120
                                                                  -----------     -----------
Present value of future net cash flows before income taxes ...        547,683         318,106
Future income taxes discounted at 10% ........................         88,954          56,329
Future tax credits discounted at 10% .........................        (63,178)        (49,288)
                                                                  -----------     -----------
Standardized measure of discounted future net cash flows .....    $   521,907     $   311,065
                                                                  ===========     ===========


The principal sources of change in the standardized measure of discounted future net cash flows were as follows:

(in Thousands)                                               1995
                                                           ---------

Beginning of year .....................................    $ 311,065
   Net changes in sales prices and production costs ...      (55,262)
   Net change due to revisions in quantity estimates ..      (21,294)
   Extensions and discoveries .........................      145,184
   Development costs incurred, previously estimated ...       75,537
   Changes in estimated future development costs ......      (50,757)
   Sales, net of production costs .....................      (50,733)
   Net change in income taxes .........................       (6,381)
   Federal tax credits generated ......................      (11,271)
   Purchases of reserves in place .....................      160,497
   Accretion of discount and other ....................       25,322
                                                           ---------
End of year ...........................................    $ 521,907
                                                           =========

                       MCN CORPORATION AND SUBSIDIARIES

15. Segment Information
The business segments of MCN are defined as follows: a) Gas Distribution - natural gas distribution and transmission operations; b) Gas Services - natural gas marketing, gathering and production operations; c) Computer Operations Services - computer processing and network services, high speed electronic printing and direct mail services; d) Corporate & Other - corporate and other services. Amounts presented below are that of MCN's consolidated operations only and do not include its share of joint ventures (Note 2).

                                                               Computer
                                    Gas            Gas         Operations       Corporate     Intercompany   Consolidated
(in Thousands)                 Distribution(1)  Services(1)     Services        & Other(3)    Eliminations      Total
                                                        (3)
                               --------------   ------------  -----------      -----------    -------------  -----------

1995

Operating Revenues ........    $ 1,107,646      $ 400,027     $  105,161       $     --       $(27,894)(2)   $1,584,940
Operating Income (Loss) ...        166,319         24,619          7,996         (2,709)           --           196,225
Identifiable Assets .......      1,893,888        925,141         67,714         21,775          (9,878)      2,898,640
Depreciation, Depletion and
   Amortization ...........         91,314         22,502          6,981            769            --           121,566
Capital Expenditures ......        241,567        284,703          9,380          6,795            --           542,445
Capital Investments .......        252,081        420,277          9,380          7,100            --           688,838

1994

Operating Revenues             $ 1,136,970      $ 346,500     $   88,211       $    --        $ (25,881)(2)  $1,545,800
Operating Income (Loss) ...        136,559         13,383          6,617         (2,028)           --           154,531
Identifiable Assets .......      1,655,208        517,775         65,378         11,225          (8,613)      2,240,973
Depreciation, Depletion and
   Amortization ...........         86,010         11,163          5,785            662            --           103,620
Capital Expenditures ......        154,595        193,434         12,458          2,740            --           363,227
Capital Investments .......        153,600        230,678         12,458          5,233            --           401,969

1993

Operating Revenues ........    $ 1,141,464      $ 289,296     $   74,391       $     --       $ (25,497)     $1,479,654
Operating Income (Loss) ...        136,602          4,763          5,192         (2,671)           --           143,886
Identifiable Assets .......      1,583,085        244,570         51,372         13,979         (11,106)      1,881,900
Depreciation, Depletion and
   Amortization ...........         75,504          1,142          4,616            384            --            81,646
Capital Expenditures ......        143,255         58,694          5,064          2,231            --           209,244
Capital Investments .......        158,162         78,494          5,064          3,891            --           245,611


---------
(1) In January 1996, MCN consolidated its Michigan pipeline operations by transferring its Michigan gathering and transportation network operations from Gas Services to Gas Distribution. The segment information included herein is presented as though the combined intrastate pipeline operations were part of Gas Distribution for all periods presented.

 (2) Intercompany eliminations include revenue of Computer Operations Services from Gas Distribution of $15,254, $15,877 and $15,340 for 1995, 1994 and 1993, respectively. The remaining balance is primarily for gas transportation and gas sales between Gas Distribution and Gas Services.

 (3) MCN allocated certain operating expenses from Corporate & Other to Gas Services. The segment information included herein reflects the allocation for all periods presented.



                       MCN CORPORATION AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.  Consolidating Financial Statements

Debt securities issued by MCN Investment in January 1996 (Note 5) are subject to a support agreement between MCN and MCN Investment, under which MCN has committed to make payments of interest and principal on MCN Investment's securities. Under the terms of the support agreement, the assets of MCN, other than MichCon, and the cash dividends paid to MCN by any of its subsidiaries are available as recourse to holders of MCN Investment's securities. The carrying value of MCN's assets on an unconsolidated basis, primarily investments in its subsidiaries other than MichCon, is $296,271,000 at December 31, 1995.

The following MCN consolidating financial statements are presented and include separately MCN Investment, MichCon and MCN and other subsidiaries. MCN has determined that separate financial statements and other disclosures concerning MCN Investment are not material to investors. The other MCN subsidiaries represent Citizens Gas Fuel Company, Blue Lake Holdings, Inc. and MCN Michigan Limited Partnership.




                       MCN CORPORATION AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                (in Thousands)

                                                        MCN                                    Eliminations
                                                      and other         MCN                          and       Consolidated
                                                    Subsidiaries    Investment      MichCon   Reclassifications   Totals
                                                    ------------    ----------      -------   ----------------- ----------
                                                                          December 31, 1995
                                                    ----------------------------------------------------------------------
ASSETS
Current Assets
 Cash and cash equivalents, at cost .............   $       168    $    10,622   $     8,469    $      --     $    19,259
 Accounts receivable ............................         4,934        147,510       188,353         (9,087)       331,710
   Less: allowance for doubtful accounts ........            70            445        13,250           --           13,765
 Accounts receivable, net .......................         4,864        147,065       175,103         (9,087)       317,945
 Accrued unbilled revenue .......................         1,276           --          91,134           --           92,410
 Gas in inventory ...............................          --           31,572        40,191           --           71,763
 Property taxes assessed applicable to
  future periods ................................           176          3,508        56,949           --           60,633
 Gas receivable .................................          --            4,995        14,242             29         19,266
 Other ..........................................           596         25,422        18,256        (10,054)        34,220
                                                    -----------    -----------   -----------    -----------   -----------
                                                          7,080        223,184       404,344        (19,112)       615,496
                                                    -----------    -----------   -----------    -----------   -----------
Deferred Charges and Other Assets
 Investments in and advances to joint ventures
   and subsidiaries .............................       773,344        100,483        20,318       (765,119)       129,026
 Deferred postretirement benefit cost ...........           740           --          12,372           --           13,112
 Deferred environmental costs ...................         3,000           --          32,000           --           35,000
 Prepaid pension costs ..........................          --             --          25,438         (1,611)        23,827
 Other ..........................................         7,501         94,756        42,061          1,115        145,433
                                                    -----------    -----------   -----------    -----------   -----------
                                                        784,585        195,239       132,189       (765,615)       346,398
                                                    -----------    -----------   -----------    -----------   -----------
Property, Plant and Equipment, at cost ..........        27,784        719,650     2,413,120           --        3,160,554
 Less - Accumulated depreciation and depletion ..         9,732         62,916     1,151,160           --        1,223,808
                                                    -----------    -----------   -----------    -----------   -----------
                                                         18,052        656,734     1,261,960           --        1,936,746
                                                    -----------    -----------   -----------    -----------   -----------
                                                    $   809,717    $ 1,075,157   $ 1,798,493    $  (784,727)   $ 2,898,640
                                                    ===========    ===========   ===========    ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Accounts payable ...............................   $     4,489    $   112,630   $   108,208    $    (8,143)   $   217,184
 Notes payable ..................................          --           49,000       196,635           --          245,635
 Current portion of long-term debt,
  capital leases
  and redeemable cumulative
  preferred securities ..........................            55          2,976         3,969           --            7,000
 Federal income, property and
  other taxes payable ...........................         1,372          6,180        85,195         (9,363)        83,384
 Refunds payable to customers ...................          --             --             728             57            785
 Customer deposits ..............................            19           --          11,531           --           11,550
 Other ..........................................         2,935         20,715        63,859           (719)        86,790
                                                    -----------    -----------   -----------    -----------   -----------
                                                          8,870        191,501       470,125        (18,168)       652,328
                                                    -----------    -----------   -----------    -----------   -----------

Deferred Charges and Other Liabilities
 Accumulated deferred income taxes ..............          (590)        65,341        61,146             (1)       125,896
 Unamortized investment tax credit ..............           360           --          36,437           --           36,797
 Tax benefits amortizable to customers ..........           181           --         114,487           --          114,668
 Accrued postretirement benefit cost ............         2,177            713        12,661           --           15,551
 Accrued environmental costs ....................         3,000           --          32,000           --           35,000
 Minority interest ..............................          --           18,375          --             --           18,375
 Other ..........................................        18,175         63,469        65,252         (1,503)       145,393
                                                    -----------    -----------   -----------    -----------   -----------
                                                         23,303        147,898       321,983         (1,504)       491,680
                                                    -----------    -----------   -----------    -----------   -----------

Capitalization
 Long-term debt, including capital
  lease obligations .............................           420        476,424       516,564             (1)       993,407
 Redeemable cumulative preferred securities
   of subsidiaries ..............................        96,449           --            --             --           96,449
 Common shareholders' equity ....................       680,675        259,334       489,821       (765,054)       664,776
                                                    -----------    -----------   -----------    -----------   -----------
                                                        777,544        735,758     1,006,385       (765,055)     1,754,632
                                                    -----------    -----------   -----------    -----------   -----------
                                                    $   809,717    $ 1,075,157   $ 1,798,493    $  (784,727)   $ 2,898,640
                                                    ===========    ===========   ===========    ===========   ===========



                       MCN CORPORATION AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                (in Thousands)

                                               MCN                                    Eliminations
                                              and other         MCN                          and        Consolidated
                                            Subsidiaries    Investment      MichCon   Reclassifications    Totals
                                            ------------    ----------      -------   -----------------  ------------
                                                                    December 31, 1994
                                            -------------------------------------------------------------------------
ASSETS
Current Assets
 Cash and cash equivalents, at cost ......   $        29    $    10,213    $     1,305    $      --      $    11,547
 Accounts receivable .....................         2,754         82,617        150,302         (5,414)       230,259
   Less: allowance for doubtful accounts .            71            708         15,322           --           16,101
                                             -----------    -----------    -----------    -----------    -----------
 Accounts receivable, net ................         2,683         81,909        134,980         (5,414)       214,158
 Accrued unbilled revenue ................           820           --           82,233           --           83,053
 Gas in inventory ........................          --           53,806         77,843           --          131,649
 Property taxes assessed applicable to
  future periods .........................         2,565           --           52,163           --           54,728
 Gas receivable ..........................          --           16,925          4,144           --           21,069
 Other ...................................           927         11,222         18,958         (3,801)        27,306
                                             -----------    -----------    -----------    -----------    -----------
                                                   7,024       174,075        371,626         (9,215)        543,510
                                             -----------    -----------    -----------    -----------    -----------
Deferred Charges and Other Assets
 Investments in and advances to
  joint ventures
  and subsidiaries .......................       615,131         42,613         20,791       (614,030)        64,505
 Deferred postretirement benefit cost ....           783           --           19,887           --           20,670
 Prepaid (accrued) pension costs .........          (802)          (359)         8,298           --            7,137
 Other ...................................         7,211         70,850         33,746            906        112,713
                                             -----------    -----------    -----------    -----------    -----------
                                                 622,323        113,104         82,722       (613,124)       205,025
                                             -----------    -----------    -----------    -----------    -----------
Property, Plant and Equipment, at cost ...        23,028        392,647      2,189,150           --        2,604,825
 Less - Accumulated depreciation
  and depletion ..........................         8,192         32,607      1,071,588           --        1,112,387
                                             -----------    -----------    -----------    -----------    -----------
                                                  14,836        360,040      1,117,562           --        1,492,438
                                             -----------    -----------    -----------    -----------    -----------
                                             $   644,183    $   647,219    $ 1,571,910    $  (622,339)   $ 2,240,973
                                             ===========    ===========    ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Accounts payable ........................   $       712    $    66,178    $    80,671    $    (4,914)   $   142,647
 Notes payable ...........................          --           60,350        168,457           --          228,807
 Current portion of long-term debt,
  capital leases
  and redeemable cumulative
  preferred securities ...................          (179)         3,273          4,225           --            7,319
 Federal income, property and
  other taxes payable ....................          (751)         3,678         85,806         (1,761)        86,972
 Refunds payable to customers ............             1           --           19,559           --           19,560
 Customer deposits .......................            18           --           11,563           --           11,581
 Other ...................................         4,588         14,343         50,670         (1,792)        67,809
                                             -----------    -----------    -----------    -----------    -----------
                                                   4,389        147,822        420,951         (8,467)       564,695
                                             -----------    -----------    -----------    -----------    -----------
Deferred Charges and Other Liabilities
 Accumulated deferred income taxes .......            41         40,889         52,396           --           93,326
 Unamortized investment tax credit .......           390           --           38,294           --           38,684
 Tax benefits amortizable to customers ...           161           --          114,906           --          115,067
 Accrued postretirement benefit cost .....         1,830            723         23,507           --           26,060
 Minority interest .......................          --           18,670           --             --           18,670
 Other ...................................        11,773         23,641         53,076           --           88,490
                                             -----------    -----------    -----------    -----------    -----------
                                                  14,195         83,923        282,179           --          380,297
                                             -----------    -----------    -----------    -----------    -----------
Capitalization
 Long-term debt, including capital
  lease obligations ......................         1,139        236,051        448,329           --          685,519
 Redeemable cumulative preferred
  securities
  of subsidiaries ........................        96,349           --            2,618           --           98,967
 Common shareholders' equity .............       528,111        179,423        417,833       (613,872)       511,495
                                             -----------    -----------    -----------    -----------    -----------
                                                 625,599        415,474        868,780       (613,872)     1,295,981
                                             -----------    -----------    -----------    -----------    -----------
                                             $   644,183    $   647,219    $ 1,571,910    $  (622,339)   $ 2,240,973
                                             ===========    ===========    ===========    ===========    ===========


                       MCN CORPORATION AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                      CONSOLIDATING STATEMENTS OF INCOME
                                (in Thousands)

                                               MCN                                    Eliminations
                                              and other         MCN                          and        Consolidated
                                            Subsidiaries    Investment      MichCon   Reclassifications    Totals
                                            ------------    ----------      -------   -----------------  ------------
                                                                   Twelve Months Ended December 31, 1995
                                            -------------------------------------------------------------------------

Operating Revenues .......................   $    15,162    $   516,661    $ 1,080,813    $   (27,696)   $ 1,584,940
                                             -----------    -----------    -----------    -----------    -----------
Operating Expenses
 Cost of gas .............................         7,451        302,273        483,962         (7,493)       786,193
 Operation and maintenance ...............        (5,451)       145,763        294,424        (20,203)       414,533
 Depreciation, depletion and
   amortization ..........................         1,671         30,767         89,128           --          121,566
 Property and other taxes ................         1,330          8,081         57,012           --           66,423
                                             -----------    -----------    -----------    -----------    -----------
Total operating expenses .................         5,001        486,884        924,526        (27,696)     1,388,715
                                             -----------    -----------    -----------    -----------    -----------
Operating Income .........................        10,161         29,777        156,287           --          196,225
                                             -----------    -----------    -----------    -----------    -----------
Equity in Earnings of Joint Ventures
 and Subsidiaries ........................        98,751          3,300            739        (97,545)         5,245
                                             -----------    -----------    -----------    -----------    -----------
Other Income and (Deductions)
 Interest income .........................           207          1,491          3,983           --            5,681
 Interest on long-term debt ..............           (76)        (9,860)       (35,820)          --          (45,756)
 Other interest expense ..................           (53)        (4,516)        (7,053)          --          (11,622)
 Dividends on preferred securities
 of subsidiaries .........................          --             --             --           (9,610)        (9,610)
 Minority interest .......................          --           (2,491)          --             --           (2,491)
 Other ...................................         1,483            962         (5,409)          --           (2,964)
                                             -----------    -----------    -----------    -----------    -----------
Total other income and (deductions) ......         1,561        (14,414)       (44,299)        (9,610)       (66,762)
                                             -----------    -----------    -----------    -----------    -----------
Income Before Income Taxes ...............       110,473         18,663        112,727       (107,155)       134,708
Income Tax Provision (Benefit) ...........         2,118         (5,170)        41,004           --           37,952
                                             -----------    -----------    -----------    -----------    -----------
Net Income ...............................       108,355         23,833         71,723       (107,155)        96,756
Dividends on Preferred Securities ........         9,375           --              235         (9,610)          --
                                             -----------    -----------    -----------    -----------    -----------
Net Income Available for Common Stock ....   $    98,980    $    23,833    $    71,488    $   (97,545)   $    96,756
                                             ===========    ===========    ===========    ===========    ===========
                                                                 Twelve Months Ended December 31, 1994
                                             -----------------------------------------------------------------------
Operating Revenues .......................   $    14,401    $   445,361    $ 1,111,678    $   (25,640)   $ 1,545,800
                                             -----------    -----------    -----------    -----------    -----------
Operating Expenses
 Cost of gas .............................         7,230        293,285        529,426         (6,505)       823,436
 Operation and maintenance ...............          (691)       105,531        313,575        (19,190)       399,225
 Depreciation, depletion and
   amortization ..........................         1,314         18,076         84,230           --          103,620
 Property and other taxes ................         1,244          5,615         58,129           --           64,988
                                             -----------    -----------    -----------    -----------    -----------
Total operating expenses .................         9,097        422,507        985,360        (25,695)     1,391,269
                                             -----------    -----------    -----------    -----------    -----------
Operating Income .........................         5,304         22,854        126,318             55        154,531
                                             -----------    -----------    -----------    -----------    -----------
Equity in Earnings of Joint Ventures
 and Subsidiaries ........................        81,547          3,332          1,043        (79,633)         6,289
                                             -----------    -----------    -----------    -----------    -----------
Other Income and (Deductions)
 Interest income .........................           587          2,333          4,064           (491)         6,493
 Interest on long-term debt ..............          (590)        (9,675)       (27,948)          --          (38,213)
 Other interest expense ..................          (152)        (1,981)        (9,093)           491        (10,735)
 Dividends on preferred securities
 of subsidiaries .........................          --             --             --           (2,018)        (2,018)
 Minority interest .......................          --           (2,879)          --             --           (2,879)
 Other ...................................        (1,376)           468         (4,677)           (56)        (5,641)
                                             -----------    -----------    -----------    -----------    -----------
Total other income and (deductions) ......        (1,531)       (11,734)       (37,654)        (2,074)       (52,993)
                                             -----------    -----------    -----------    -----------    -----------
Income Before Income Taxes ...............        85,320         14,452         89,707        (81,652)       107,827
Income Tax Provision (Benefit) ...........         2,585         (2,365)        29,839           --           30,059
                                             -----------    -----------    -----------    -----------    -----------
Net Income ...............................        82,735         16,817         59,868        (81,652)        77,768
Dividends on Preferred Securities ........         1,537           --              481         (2,018)          --
                                             -----------    -----------    -----------    -----------    -----------
Net Income Available for Common Stock ....   $    81,198    $    16,817         59,387    $   (79,634)   $    77,768
                                             ===========    ===========    ===========    ===========    ===========


                       MCN CORPORATION AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                      CONSOLIDATING STATEMENT OF INCOME
                                (in Thousands)

                                                     MCN                                    Eliminations
                                                    and other         MCN                          and        Consolidated
                                                  Subsidiaries    Investment      MichCon   Reclassifications    Totals
                                                  ------------    ----------      -------   -----------------  ------------
                                                                    Twelve Months Ended December 31, 1993
                                                  -------------------------------------------------------------------------
Operating Revenues .............................   $    16,155    $   290,792    $ 1,223,515    $   (50,808)   $ 1,479,654
                                                   -----------    -----------    -----------    -----------    -----------
Operating Expenses
 Cost of gas ...................................         9,314        185,733        685,679        (33,993)       846,733
 Operation and maintenance .....................         1,445         79,900        280,182        (16,815)       344,712
 Depreciation, depletion and
  amortization .................................           923          6,857         73,866           --           81,646
 Property and other taxes ......................         1,131          3,273         58,177             96         62,677
                                                   -----------    -----------    -----------    -----------    -----------
Total operating expenses .......................        12,813        275,763      1,097,904        (50,712)     1,335,768
                                                   -----------    -----------    -----------    -----------    -----------
Operating Income ...............................         3,342         15,029        125,611            (96)       143,886
                                                   -----------    -----------    -----------    -----------    -----------
Equity in Earnings of Joint Ventures
 and Subsidiaries ..............................        78,892          2,704          1,826        (75,712)         7,710
                                                   -----------    -----------    -----------    -----------    -----------
Other Income and (Deductions)
 Interest income ...............................         1,100            968          4,205         (1,086)         5,187
 Interest on long-term debt ....................          (102)        (3,093)       (25,594)          --          (28,789)
 Other interest expense ........................        (1,697)        (1,371)        (7,961)         1,090         (9,939)
 Dividends on preferred securities
  of subsidiaries ..............................          --             --             --             (727)          (727)
 Minority interest .............................          --           (3,331)          --               47         (3,284)
 Other .........................................          (519)           612         (4,772)          (634)        (5,313)
                                                   -----------    -----------    -----------    -----------    -----------
Total other income and (deductions) ............        (1,218)        (6,215)       (34,122)        (1,310)       (42,865)
                                                   -----------    -----------    -----------    -----------    -----------
Income Before Income Taxes .....................        81,016         11,518         93,315        (77,118)       108,731
Income Tax Provision (Benefit) .................         3,060          1,942         30,939           --           35,941
                                                   -----------    -----------    -----------    -----------    -----------
Net Income .....................................        77,956          9,576         62,376        (77,118)        72,790
Dividends on Preferred Securities ..............          --             --              727           (727)          --
                                                   -----------    -----------    -----------    -----------    -----------
Net Income Available for Common Stock ..........   $    77,956    $     9,576    $    61,649    $   (76,391)   $    72,790
                                                   ===========    ===========    ===========    ===========    ===========
                                                         CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (in Thousands)
                                                                     Twelve Months Ended December 31, 1995
                                                   -----------------------------------------------------------------------
Net Cash Flow from Operating Activities ........   $    29,451    $   100,271    $   158,227    $   (19,946)   $   268,003
                                                   -----------    -----------    -----------    -----------    -----------
Cash Flow from Financing Activities
 Notes payable, net ............................          --          (11,349)        28,178             (1)        16,828
 Capital contributions received from
  (distributions paid to)
  subsidiaries, net ............................        (3,066)        54,598          7,000        (58,532)          --
 Common stock dividends paid ...................       (58,193)          --           (6,500)         6,500        (58,193)
 Preferred securities dividends paid ...........        (9,375)          --             (276)         9,651           --
 Issuance of common stock ......................       115,725           --             --             --          115,725
 Issuance of long-term debt ....................          --           99,880         68,764            220        168,864
 Long-term commercial paper and
 credit facilities, net ........................          --          142,657           --             --          142,657
 Retirement of long-term debt and
 preferred securities ..........................          (485)        (3,029)        (4,757)          --           (8,271)
 Other .........................................          (678)        (1,406)          --             --           (2,084)
                                                   -----------    -----------    -----------    -----------    -----------
Net cash provided from (used for)
  financing activities .........................        43,928        281,351         92,409        (42,162)       375,526
                                                   -----------    -----------    -----------    -----------    -----------
Cash Flow from Investing Activities
 Capital expenditures ..........................        (5,098)      (296,356)      (235,767)            65       (537,156)
 Acquisitions ..................................          --          (83,176)          --             --          (83,176)
 Investment in joint ventures and
  subsidiaries .................................       (68,198)       (13,810)          --           61,469        (20,539)
 Sale of investment in joint ventures ..........          --           10,803           --             --           10,803
 Other .........................................            56          1,326         (7,705)           574         (5,749)
                                                   -----------    -----------    -----------    -----------    -----------
Net cash provided from (used for)
  investing activities .........................       (73,240)      (381,213)      (243,472)        62,108       (635,817)
                                                   -----------    -----------    -----------    -----------    -----------
Net Increase in Cash and
 Cash Equivalents ..............................           139            409          7,164           --            7,712
Cash and Cash Equivalents, January 1 ...........            29         10,213          1,305           --           11,547
                                                   -----------    -----------    -----------    -----------    -----------
Cash and Cash Equivalents, December 31 .........   $       168    $    10,622    $     8,469    $      --      $    19,259
                                                   ===========    ===========    ===========    ===========    ===========


                       MCN CORPORATION AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)
               CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                                (in Thousands)

                                                     MCN                                     Eliminations
                                                    and other         MCN                          and        Consolidated
                                                  Subsidiaries    Investment      MichCon   Reclassifications    Totals
                                                  ------------    ----------      -------   -----------------  ------------
                                                                    Twelve Months Ended December 31, 1994
                                                  -------------------------------------------------------------------------

Net Cash Flow from Operating Activities ......     $ 20,865      $  (7,677)     $ 174,168      $ (12,374)     $ 174,982
                                                   --------      ---------      ---------      ---------      ---------
Cash Flows from Financing Activities
 Notes payable, net ..........................         --           40,350        (91,847)          --          (51,497)
 Notes payable - affiliate, net ..............       (1,428)       (18,403)          --           19,831           --
 Capital contributions received from
  (distributions paid to)
  subsidiaries, net ..........................       (1,816)        16,579           --          (14,763)          --
 Common stock dividends paid .................      (51,492)          --           (8,500)         8,500        (51,492)
 Preferred securities dividends paid .........       (1,536)          --             (522)         2,058           --
 Issuance of common stock ....................       15,390           --             --             --           15,390
 Issuance of preferred securities ............       96,329           --             --             --           96,329
 Issuance of long-term debt ..................         --             --           78,620           --           78,620
 Long-term commercial paper and
  credit facilities, net .....................      (71,900)       182,000           --             --          110,100
 Retirement of long-term debt and
  preferred securities .......................         (110)        (2,748)        (4,809)          --           (7,667)
 Other .......................................       (2,335)        (1,028)         1,161           --           (2,202)
                                                   --------      ---------      ---------      ---------      ---------
Net cash provided from (used for)
 financing activities ........................      (18,898)       216,750        (25,897)        15,626        187,581
                                                   --------      ---------      ---------      ---------      ---------
Cash Flows from Investing Activities
 Capital expenditures ........................       (3,312)      (207,304)      (145,421)          --         (356,037)
 Investment in joint ventures and
   subsidiaries ..............................      (16,579)        (3,856)        (1,992)        16,580         (5,847)
 Other .......................................         (488)         2,287         (1,976)        (1,429)        (1,606)
                                                   --------      ---------      ---------      ---------      ---------
Net cash provided from (used for)
  investing activities .......................      (20,379)      (208,873)      (149,389)        15,151       (363,490)
                                                   --------      ---------      ---------      ---------      ---------
Net Increase (Decrease) in Cash and
 Cash Equivalents ............................      (18,412)           200         (1,118)        18,403           (927)
Cash and Cash Equivalents, January 1 .........       18,441         10,013          2,423        (18,403)        12,474
                                                   --------      ---------      ---------      ---------      ---------
Cash and Cash Equivalents, December 31 .......     $     29      $  10,213      $   1,305      $    --        $  11,547
                                                   ========      =========      =========      =========      =========
                                                                    Twelve Months Ended December 31, 1993
                                                  ---------------------------------------------------------------------
Net Cash Flow from Operating Activities ......     $ 85,320      $ (10,850)     $ 146,363      $(110,717)     $ 110,116
                                                   --------      ---------      ---------      ---------      ---------
Cash Flows from Financing Activities
 Notes payable, net ..........................         --           20,000         19,083          5,898         44,981
 Notes payable - affiliate, net ..............       (8,679)        13,211           --           (4,532)          --
 Capital contributions received from
  (distributions paid to)
  subsidiaries, net ..........................        2,019         92,684           --          (94,703)          --
 Common stock dividends paid .................      (49,527)        (5,900)       (75,000)        80,900        (49,527)
 Preferred securities dividends paid .........         --             --             (768)           768           --
 Issuance of common stock ....................       11,432           --             --             --           11,432
 Issuance of long-term debt ..................         --             --          118,129           --          118,129
 Long-term commercial paper and
  credit facilities, net .....................       71,900           --             --             --           71,900
 Retirement of long-term debt and
 preferred securities ........................       (1,920)        (1,852)       (84,160)          --          (87,932)
 Other .......................................        1,101         (1,294)          --             --             (193)
                                                   --------      ---------      ---------      ---------      ---------
Net cash provided from (used for)
  financing activities .......................       26,326        116,849        (22,716)       (11,669)       108,790
                                                   --------      ---------      ---------      ---------      ---------
Cash Flows from Investing Activities
 Capital expenditures ........................       (3,608)       (63,924)      (141,279)          --         (208,811)
 Investment in joint ventures and
  subsidiaries ...............................      (94,703)        (3,655)        (2,802)        94,703         (6,457)
 Sale (acquisition) of investment
  in joint ventures ..........................         --          (42,284)        19,898         22,386           --
 Repayments from (advances to)
   joint ventures ............................        5,898         (1,581)          --           (4,317)          --
 Other .......................................         (996)        (2,486)           981          1,471         (1,030)
                                                   --------      ---------      ---------      ---------      ---------
Net cash provided from (used for)
  investing activities .......................      (93,409)      (113,930)      (123,202)       114,243       (216,298)
                                                   --------      ---------      ---------      ---------      ---------
Net Increase (Decrease) in Cash and
 Cash Equivalents ............................       18,237         (7,931)           445         (8,143)         2,608
Cash and Cash Equivalents, January 1 .........          204         17,944          1,978        (10,260)         9,866
                                                   --------      ---------      ---------      ---------      ---------
Cash and Cash Equivalents, December 31 .......     $ 18,441      $  10,013      $   2,423      $ (18,403)     $  12,474
                                                   ========      =========      =========      =========      =========

To the Board of Directors of MCN Corporation:

We have audited the accompanying consolidated statements of financial position of MCN Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and capitalization for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCN Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP
Detroit, Michigan
February 8, 1996

Responsibilities for Financial Statements


The consolidated financial statements of MCN Corporation were prepared by management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is further responsible for maintaining a system of internal accounting controls, designed to provide reasonable assurance that the books and records reflect the transactions of MCN and its subsidiaries and that established policies and procedures are carefully followed. Perhaps the most important feature in the system of internal control is that it is continually reviewed for its effectiveness and is augmented by a strong internal audit program.

Deloitte & Touche LLP, independent certified public accountants, is engaged to audit the consolidated financial statements of MCN and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards which comprehend a review of internal accounting controls and tests of transactions.

MCN's Board of Directors, through its Audit Committee is responsible for: (1) assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements, and (2) engaging the independent public accountants. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent public accountants, representatives of management and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each and to ensure that each is properly discharging its responsibilities.




Alfred R. Glancy III
Chairman, President and Chief Executive Officer




William K. McCrackin
Vice Chairman and Chief Financial Officer




Patrick Zurlinden
Vice President, Controller and Chief Accounting Officer


Supplementary Financial Information
Selected Financial Data (Unaudited)
(In Thousands of Dollars - Except Per Share Amounts)

                                                    1995           1994            1993          1992            1991
                                                -----------    -----------     -----------    -----------     -----------
Net Income ..................................   $    96,756    $    77,768     $    72,790    $    57,118     $    35,078
                                                ===========    ===========     ===========    ===========     ===========
Cash Dividends Declared on Common Stock .....   $    58,193    $    51,492     $    49,527    $    44,940     $    40,400
                                                ===========    ===========     ===========    ===========     ===========
Common Stock Data
Earnings per share ..........................   $      1.49    $      1.31     $      1.24    $      1.05     $       .71
Book value per share .......................    $     10.02    $      8.56     $      7.97    $      7.44     $      6.61
Return on average common shareholders' equity          16.5%          15.8%           16.1%          14.6%           10.8%
Actual common shares outstanding (000) ......        66,370         59,788          58,993         58,292          52,776
Average common shares outstanding (000) .....        64,743         59,394          58,642         54,216          49,386
Property, Plant and Equipment (1)
Gas Distribution ............................   $ 2,496,711    $ 2,267,187     $ 2,154,499    $ 2,034,230     $ 1,918,030
Diversified Energy ..........................       663,843        337,638         130,030         63,905          24,120
                                                -----------    -----------     -----------    -----------     -----------
                                                  3,160,554      2,604,825       2,284,529      2,098,135       1,942,150
Less-Accumulated depreciation
 and depletion ..............................     1,223,808      1,112,387       1,047,941        983,038         919,004
                                                -----------    -----------     -----------    -----------     -----------
Net .........................................   $ 1,936,746    $ 1,492,438     $ 1,236,588    $ 1,115,097     $ 1,023,146
                                                ===========    ===========     ===========    ===========     ===========
Total Assets ................................   $ 2,898,640    $ 2,240,973     $ 1,881,900    $ 1,648,989     $ 1,517,387
                                                ===========    ===========     ===========    ===========     ===========
Capital Investments .........................   $   688,838    $   401,969     $   245,611    $   202,071     $   145,021
                                                ===========    ===========     ===========    ===========     ===========
Capitalization
Long-term debt and capital lease obligations    $   993,407    $   685,519     $   494,821    $   379,811     $   328,052
Redeemable cumulative preferred securities ..        96,449         98,967           5,618          9,000          12,000
Common shareholders' equity .................       664,776        511,495         470,168        433,808         348,937
                                                -----------    -----------     -----------    -----------     -----------
                                                $ 1,754,632    $ 1,295,981     $   970,607    $   822,619     $   688,989
                                                ===========    ===========     ===========    ===========     ===========
Operating Revenues (1)
Gas Distribution
 Gas sales ..................................   $   911,467    $   968,775     $   983,083    $   969,221     $   929,339
 End user transportation ....................        80,808         76,483          71,718         70,160          63,298
 Intermediate transportation ................        41,985         39,391          31,397         31,534          21,550
 Storage services ...........................         8,857          8,054          10,090          9,584          16,946
 Conservation and other assistance programs .        14,499         18,716          23,935         27,677          30,803
 Application of (provision for) refunds, net         20,473            223          (3,165)        43,792         (15,799)
 Other ......................................        29,557         25,328          24,406         22,691          16,517
                                                -----------    -----------     -----------    -----------     -----------
                                                  1,107,646      1,136,970       1,141,464      1,174,659       1,062,654
                                                -----------    -----------     -----------    -----------     -----------
Diversified Energy
 Gas sales and transportation ...............       400,027        346,500         289,296        228,137         179,709
 Computer operations services and other .....       105,161         88,211          74,391         67,730          62,430
                                                -----------    -----------     -----------    -----------     -----------
                                                    505,188        434,711         363,687        295,867         242,139
                                                -----------    -----------     -----------    -----------     -----------
Less intercompany transactions ..............        27,894         25,881          25,497         23,274          20,242
                                                -----------    -----------     -----------    -----------     -----------
                                                $ 1,584,940    $ 1,545,800     $ 1,479,654    $ 1,447,252     $ 1,284,551
                                                ===========    ===========     ===========    ===========     ===========
Effect of Weather
Degree days .................................         6,777          6,489           6,675          6,607           6,092
Percent colder (warmer) than normal .........            .3%          (4.2)%          (2.2)%         (3.7)%         (10.7)%
Increase (decrease) from normal in:
 Gas markets (MMcf) .........................         1,488         (4,353)         (4,328)       (10,218)        (17,110)
 Net income .................................   $     1,415    $    (3,984)    $    (3,696)   $    (8,728)    $   (13,268)
 Earnings per share .........................   $       .02    $      (.07)    $      (.06)   $      (.16)    $      (.27)

(1) In January 1996, MCN consolidated its Michigan pipeline operations by transferring its Michigan gathering and transportation network operations from Diversified Energy to Gas Distribution. The segment information included herein is presented as though the combined intrastate pipeline operations were part of Gas Distribution for all periods presented.

Supplementary Financial Information
Selected Financial Data (Unaudited)
                                       1995         1994       1993        1992         1991
                                    ---------   ---------   ---------   ---------   ---------
Gas Markets (MMcf) (1)
Gas Distribution
 Gas sales ......................     209,816     204,384     205,372     203,110     192,770
 End user transportation ........     145,761     140,020     128,643     129,722     119,846
 Intermediate transportation ....     374,428     322,969     302,662     209,360     130,831
                                    ---------   ---------   ---------   ---------   ---------
                                      730,005     667,373     636,677     542,192     443,447
                                    ---------   ---------   ---------   ---------   ---------
Diversified Energy
 Gas sales:
 Gas Marketing & Cogeneration ...     170,668     142,352     122,782     112,263      91,968
 Exploration & Production (2) ...      16,193       7,459          67        --          --
 Transportation .................       1,091       1,194         294        --          --
                                    ---------   ---------   ---------   ---------   ---------
                                      187,952     151,005     123,143     112,263      91,968
                                    ---------   ---------   ---------   ---------   ---------
Less intercompany transactions ..      16,122      13,256      17,406       6,816       2,509
                                    ---------   ---------   ---------   ---------   ---------
                                      901,835     805,122     742,414     647,639     532,906
                                    =========   =========   =========   =========   =========
Gas Distribution Customers
Residential .....................   1,090,039   1,073,306   1,061,679   1,050,533   1,045,618
Total ...........................   1,172,613   1,154,545   1,141,986   1,130,165   1,124,792

Employees
Gas Distribution ................       3,100       3,301       3,379       3,588       3,544
Diversified Energy ..............         677         588         489         380         338

Quarterly Operating Results and Common Stock Prices (Unaudited)

Due to the seasonal nature of MCN's Gas Distribution operations, revenues, net income and earnings per share tend to be higher in the first and fourth quarters of the calendar year. Quarterly earnings per share may not total for the years, since quarterly computations are based on weighted average common shares outstanding during each quarter. There were 24,131 and 24,583 holders of record of MCN common shares at December 31, 1995 and 1994, respectively.


(In Thousands of Dollars -            First     Second     Third       Fourth
Except Per Share Amounts)            Quarter    Quarter   Quarter      Quarter     Year
                                    --------   --------   --------    --------   ----------
1995

Operating revenues ..............   $547,968   $283,124   $213,195    $540,653   $1,584,940
Operating income (loss) .........   $107,509   $ 11,703   $   (875)   $ 77,888   $  196,225
Net income (loss) ...............   $ 61,590   $  2,312   $ (8,627)   $ 41,481   $   96,756
Earnings (loss) per share .......   $   1.02   $    .04   $   (.13)   $    .63   $     1.49
Dividends paid per share ........   $  .2225   $  .2225   $  .2225    $  .2325   $    .9000
Average daily trading volume ....    113,278     81,927    102,324      83,694       95,306
Price per share
 High ...........................   $  18.63   $  19.88   $  20.00    $  23.50   $    23.50
 Low ............................   $  16.38   $  18.00   $  17.88    $  19.38   $    16.38
 Close ..........................   $  18.25   $  19.75   $  19.75    $  23.25   $    23.25

1994

Operating revenues ..............   $656,757   $272,567   $204,389    $412,087   $1,545,800
Operating income (loss) .........   $113,554   $ 12,060   $(16,605)   $ 45,522   $  154,531
Net income (loss) ...............   $ 69,122   $  3,477   $(15,570)   $ 20,739   $   77,768
Earnings (loss) per share .......   $   1.17   $    .06   $   (.26)   $    .35   $     1.31
Dividends paid per share ........   $  .2150   $  .2150   $  .2150    $  .2225   $    .8675
Average daily trading volume ....    109,958     89,126     84,122      61,495       84,554
Price per share
 High ...........................   $  20.00   $  20.13   $  20.25    $  19.06   $    20.25
 Low ............................   $  16.88   $  17.63   $  17.25    $  17.13   $    16.88
 Close ..........................   $  17.88   $  20.00   $  18.06    $  18.00   $    18.00

(2) Represents gas sales made directly to third parties by E&P operations. Other E&P production is sold to affiliated companies for marketing.
                                 50