Form 10-K405, Exhibit 13
period 1996-12-31
MCN CORP
filed 1997-02-28
CIK 837579

                                                                EXHIBIT 13-1



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS
MCN boasts another record-setting year--MCN's earnings from continuing operations increased 21%, or $19.4 million, to a record $112.6 million in 1996. This performance reflects the successful implementation of the strategic direction discussed below. MCN's continuing operations earned $93.2 million in 1995, an increase of $18.6 million from 1994.

MCN's earnings were further bolstered by income from discontinued operations, including a one-time gain of $36.2 million from the sale of The Genix Group, Inc. (Genix), MCN's computer operations subsidiary. As discussed in the "Discontinued Operations" section that follows, MCN sold Genix during the second quarter of 1996.


-------------------------------------------------
                            1996    1995   1994
=================================================
Net Income (in Millions)
Continuing Operations:
 Diversified Energy      $  31.2  $ 17.6  $ 11.4
 Gas Distribution           81.4    75.6    63.2
                         ------------------------
                           112.6    93.2    74.6
                         ------------------------
Discontinued Operations:
 Income From Operations      1.6     3.6     3.2
 Gain on Sale               36.2       -       -
                         ------------------------
                            37.8     3.6     3.2
                         ------------------------
                         $ 150.4  $ 96.8  $ 77.8
                         ========================

Earnings Per Share
Continuing Operations:
 Diversified Energy      $  .47   $  .27  $  .20
 Gas Distribution          1.21     1.17    1.06
                         ------------------------
                           1.68     1.44    1.26
                         ------------------------
Discontinued Operations:
 Income From Operations     .03      .05     .05
 Gain on Sale               .54        -       -
                         ------------------------
                            .57      .05     .05
                         ------------------------
                         $ 2.25   $ 1.49  $ 1.31
=================================================


Strategic Direction--MCN's objective is to achieve superior, long-term returns for its shareholders. To accomplish this, MCN will aggressively invest in a diverse portfolio of domestic and international energy-related projects. The success of this strategy will be demonstrated by the growth of MCN's earnings and the total return to its shareholders over time.

DIVERSIFIED ENERGY
Earnings Generate a 19.7% Return on Equity--The synergies at work within the Diversified Energy group continue to contribute to its strong financial performance as earnings for 1996 increased 77%, or $13.6 million, from 1995. The growth in earnings was fueled by increased operating and joint venture income, partially offset by increased financing costs as a result of additional capital needed to fund investments. Diversified Energy continues to provide an increasing portion of MCN's earnings, contributing 28% in 1996 compared to 19% in 1995. Similarly, Diversified Energy earnings for 1995 increased $6.2 million over 1994.

Diversified Energy Operations

--------------------------------------------------------------
(IN MILLIONS)                           1996    1995    1994
==============================================================
Operating Revenues*                   $ 734.4 $ 400.0 $ 346.5
Operating Expenses*                     693.6   378.1   335.1
                                      -------------------------
Operating Income                         40.8    21.9    11.4
                                      -------------------------
Equity in Earnings of Joint Ventures     16.6     3.9     4.3
                                      -------------------------
Other Income and (Deductions)*
 Interest Income                          3.0     3.6     3.4
 Interest Expense                       (28.7)  (13.3)  (10.5)
 Dividends on Preferred Securities      (12.4)   (9.4)   (1.5)
 Gains Related to DIGP (Note 2b)          6.4       -       -
 Other                                    (.9)    2.3     (.9)
                                      -------------------------
                                        (32.6)  (16.8)   (9.5)
                                      -------------------------
Income Before Income Taxes               24.8     9.0     6.2
                                      -------------------------
Income Taxes
 Current and Deferred Provision           9.5     2.7     2.7
 Federal Tax Credits                    (15.9)  (11.3)   (7.9)
                                      -------------------------
                                         (6.4)   (8.6)   (5.2)
                                      -------------------------
Net Income                            $  31.2 $  17.6 $  11.4
===============================================================

*Includes intercompany transactions

OPERATING AND JOINT VENTURE INCOME
Operating and joint venture income more than doubles--
Diversified Energy's operating and joint venture income increased $31.6 million and $10.1 million in 1996 and 1995, respectively, due primarily to higher results from Exploration & Production (E&P) operations. Improved results from Pipelines & Processing and Energy Marketing & Power Generation also contributed to the increase in 1996.

Operating and Joint Venture Income

-------------------------------------------------------------
(IN MILLIONS)                          1996    1995    1994
=============================================================
Exploration & Production             $ 33.2  $ 18.5  $ 10.7
Pipelines & Processing                 10.7     1.0     2.0
Energy Marketing & Power Generation    10.0     4.9     1.1
Gas Storage                             4.0     4.2     4.2
Corporate & Other                       (.5)   (2.8)   (2.3)
                                     ------------------------
                                     $ 57.4  $ 25.8  $ 15.7
=============================================================


Exploration & Production operating income increased $14.7 million and $7.8 million for the 1996 and 1995 periods, respectively. The results reflect a significant increase in the level of gas and oil produced due to the development and acquisition of properties during 1996 and 1995.

GAS AND OIL PRODUCTION

(in BCF equivalent)     1996  1995  1994
==========================================
Gas                     57.2  31.4  16.5
Oil                      6.5   2.3   0.5
                       -------------------

Total Production        63.7  33.7    17
                       ===================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    MCN ENERGY GROUP INC. AND SUBSIDIARIES

Since the inception of its E&P program in late 1992, MCN has invested more than $950 million to develop and acquire gas and oil reserves. At December 31, 1996, proved gas reserves totaled 1,137.7 billion cubic feet (Bcf), and proved oil reserves approximated 17.2 million barrels, or the equivalent of another 103.2 Bcf of natural gas. Proved gas and oil reserves increased 354.4 Bcf equivalent (40%) during 1996, primarily from the development of existing acreage.

MCN has investments in various regions and geological structures, including the shallow Michigan and Ohio Antrim formations, the Midcontinent and Gulf Coast areas, Virginia coalbed methane properties and, most recently, reserves in the western United States.

E&P operating results for 1996 reflect a $1.96 average gas sales rate per thousand cubic feet (Mcf), which declined $.06 per Mcf compared to 1995. Operating results for 1995 reflect a gas sales rate of $2.02 per Mcf, compared to $1.97 per Mcf in 1994. The average sales rates include the effect of hedging with natural gas swap and futures agreements, which are used to manage Diversified Energy's exposure to the risk of market price fluctuations. As a result of strong gas prices in the marketplace, hedging agreements had the effect of reducing the average sales rate for 1996 by $.35 per Mcf. Conversely, hedging agreements increased the average sales rates for 1995 and 1994 by $.51 per Mcf and $.39 per Mcf, respectively, in a less favorable gas market. E&P operating results also reflect an average oil sales rate of $20.18 per barrel, which increased by $3.94 per barrel compared to 1995. The average oil sales rate for 1995 decreased by $.05 per barrel compared to 1994. E&P's operating results include higher average production costs per Mcf equivalent.

Additionally, E&P operations have supplemented Diversified Energy's earnings through the generation of an increasing amount of federal gas production tax credits. Of the gas produced in 1996, 1995 and 1994, 15.5 Bcf (27%), 11.2 Bcf (36%) and 7.9 Bcf (48%), respectively, generated federal gas production tax credits that approximated $1.00 per Mcf.

Outlook--MCN's strategy is to continue the aggressive growth of its reserve base in known producing areas, generating attractive returns and developing reliable, long-term gas supplies. MCN anticipates a significant increase in E&P operating results as it implements this growth strategy by acquiring additional properties, developing existing acreage and realizing the full benefits of previous acquisitions. E&P expects gas and oil production levels to increase over 50% in 1997, exceeding 100 Bcf equivalent. A significant portion of this increased production will be achieved through the continued development of E&P's one million net acres of undeveloped property.

MCN also anticipates that oil will become a larger percentage of total reserves and production in order to achieve a more balanced portfolio. Oil could comprise as much as 15% of total production by the end of 1998. In addition to producing increasing quantities of oil through traditional methods, MCN expects increased production from enhanced oil recovery (EOR) investments. EOR projects are currently in process in which carbon dioxide extracted during production and processing of Antrim gas is transported and injected into existing oil reservoirs to increase production. MCN is also participating in a number of secondary recovery water-flood projects which are also intended to increase the flow rate and overall production of MCN's oil wells.

Risks associated with future E&P activities will be reduced by diversifying investments along the lines of geography, geology, risk profile and technology, as well as by partnering with operators who bring capital and expertise. Furthermore, MCN's price risk management strategy is designed to manage its exposure to changes in gas prices.

Pipelines & Processing operating and joint venture income increased $9.7 million in 1996 and decreased $1.0 million during 1995. The increase in 1996 primarily reflects income from the December 1995 acquisition of an interest in a 40-mile gas gathering line in Virginia (Note 2c) and the February 1996 acquisition of an interest in a 90-mile gas gathering system in the Mobile Bay area of offshore Alabama (Note 2b). Results also reflect a higher level of volumes treated through additional gas processing plants which reduce carbon dioxide levels in Michigan Antrim gas.


PIPELINES & PROCESSING VOLUMES
(in BCF equivalent)
                                1996  1995  1994
                                ----------------
Gas Processing                  44.2  14.6   1.9
Transportation                  86.4   5.0   1.2

Note:  Includes MCN's share of
       Joint Ventures


Operating and joint venture income also benefited from the December 1996 acquisition of a 25% interest in a 248 million gallon per year methanol processing plant in Texas (Note 2a). MCN expects the partnership to contribute significantly to operating and joint venture income in 1997 and beyond. This acquisition adds yet another facet of the energy industry to MCN's already diverse portfolio, thereby enhancing its growth and profitability prospects.

The decrease in operating and joint venture income in 1995 reflects lower gas processing earnings due to the sale of two processing facilities in the first quarter of 1995. Results during 1995 were also impacted by two newly-constructed processing plants which had high initial startup expenses.

Outlook--Pipelines & Processing's expansion strategy will focus primarily on investments in natural gas and gas liquid gathering, processing and transmission facilities near areas of rapid reserve

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    MCN ENERGY GROUP INC. AND SUBSIDIARIES

development or growing consumer markets. Pipelines & Processing anticipates working with other Diversified Energy businesses that complement its operations.

Energy Marketing & Power Generation operating and joint venture income increased $5.1 million for 1996 reflecting a 28% increase in gas sales volumes and slightly higher margins on gas sales. The increase in gas sales volumes was driven primarily by additional sales to the northeastern United States, as well as sales to the Michigan Power project which began operations in late 1995. Additionally, these results reflect a 37% increase in volumes delivered under gas exchange contracts in 1996. Typically under exchange contracts, Energy Marketing accepts delivery of gas during low demand periods and delivers gas to customers during periods of peak demand.

Operating and joint venture income increased $3.8 million for 1995, reflecting a 20% increase in gas sales volumes and more favorable margins on gas sales. Additionally, higher revenues from exchange gas services contributed to the 1995 improvement.

ENERGY MARKETING GAS SALES & EXCHANGE DELIVERIES
(in BCF)


                     1996   1995   1994
                     ------------------
Gas sales              219  170.7  142.4
Exchange deliveries   22.5   16.4   13.3
                     -------------------
Total                241.5  187.1  155.7
                     ===================


Outlook--In order to grow Energy Marketing operations, MCN's strategy is to aggressively pursue marketing opportunities within its current target markets, as well as to expand its coverage outside of those areas. Enhanced by its ability to provide bundled sales, transportation and storage services to large-volume end users and utilities, MCN is positioned to capitalize on opportunities to further expand its market base into the northeast and midwest United States and eastern Canada. MCN has also entered into marketing alliances with other gas marketers and suppliers in order to expand its markets in the Great Lakes and Gulf Coast regions, as well as to enter new markets throughout the southern United States.

MCN's Power Generation business is expected to make significant investments in international projects over the next several years. In February 1997, MCN reached an agreement to acquire a 40% interest in a joint venture with Torrent Group of Ahmedabad, India. Under the agreement, which is subject to certain regulatory approvals, MCN will invest as much as $115 million, of which approximately half will be funded through nonrecourse financing. The joint venture will hold interests in several electric companies and power projects in India. MCN is continuing to pursue several other domestic and international power generation projects.

Risk Management Strategy--MCN primarily manages commodity price risk by utilizing futures, options and swap contracts to more fully balance its portfolio of supply and sales agreements. MCN has hedged most of its gas and oil production not covered by long-term, fixed-price sales obligations. MCN's Energy Marketing group coordinates all of MCN's hedging activities to ensure compliance with risk management policies established by MCN's board of directors. Certain hedging gains or losses related to gas and oil production are recorded by MCN's E&P operations. Gains and losses on gas and oil production-related hedging transactions that are not recorded by MCN's E&P group are absorbed by Energy Marketing.

Gas Storage joint venture income decreased slightly in 1996 and was unchanged in 1995. Gas Storage results include the operations of Blue Lake Gas Storage Company (Blue Lake). As of December 31, 1996, MCN's 50% interest in Blue Lake was owned equally by Gas Distribution and Diversified Energy. In February 1997, Diversified Energy signed an agreement to sell its share of Blue Lake effective December 1997. Gas Distribution will maintain its share of the project.

Outlook--MCN has an equity interest in two joint venture storage projects that have 56 Bcf of storage capacity, of which 10 Bcf is utilized by Energy Marketing. During 1997, MCN plans to begin converting a depleted natural gas reservoir into a 42 Bcf storage facility. MCN expects the storage field to be completed by mid-1999. MCN has long-term contracts in place for approximately 40% of the field's capacity and the remaining 60% is expected to be contracted to Energy Marketing. Upon completion, the storage field will add to Gas Storage joint venture results and support Energy Marketing operations by enhancing its ability to offer a reliable gas supply during peak winter months.

Corporate & Other operating and joint venture income includes administrative expenses associated with corporate management activities. Expenses in 1996 were partially offset by a $1.7 million gain from the sale of land by a 50%-owned real estate joint venture.

OTHER INCOME AND DEDUCTIONS
Other income and deductions for all periods reflects higher interest costs on increased borrowings required to finance capital investments in the Diversified Energy group, as well as dividends on $100 million of preferred securities issued in November 1994 and $80 million of preferred securities issued in July 1996 (Note 6c).

Other income and deductions for 1996 includes gains related to Dauphin Island Gathering Partners (DIGP). In mid-1996, MCN sold a 40% interest in the DIGP partnership, resulting in a pre-tax gain of $4.0 million. In December 1996, interests in the partnership were sold to three additional partners, resulting in a reduction of MCN's partnership interest from 59% to 35%. This transaction resulted in a pre-tax gain of $4.8 million, of which $2.4 million was deferred (Note 2b).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

Included in 1995 other income and deductions is a $1.4 million bonus received from exceeding required performance criteria at the Michigan Power project and the reversal of a $1.6 million uncollectible reserve on an advance made to a joint venture. The uncollectible provision was reversed upon the receipt of payments and credit support to ensure repayment of the remaining advance balance.

INCOME TAXES
The current and deferred income tax provision for all periods reflect increased federal taxes on improved pre-tax earnings. This increase was partially offset by increased federal gas production tax credits related to E&P projects.

GAS DISTRIBUTION
Earnings produce a 14.6% return on equity--MCN's Gas Distribution group continued its solid performance during 1996 with earnings of $81.4 million, representing an 8%, or $5.8 million improvement over 1995. Similarly, earnings for 1995 increased $12.4 million over 1994. These improvements are due primarily to increased gross margins resulting from higher gas sales and transportation deliveries.


GAS DISTRIBUTION OPERATIONS
-----------------------------------------------------------------
(IN MILLIONS)                          1996      1995     1994
=================================================================
Operating Revenues*
 Gas Sales                            $ 1,102.9 $  931.9 $  969.0
 End User Transportation                   82.5     80.8     76.5
 Intermediate Transportation               48.6     42.0     39.4
 Other                                     42.3     52.9     52.1
                                      ---------------------------
                                        1,276.3  1,107.6  1,137.0
Cost of Gas                               646.3    491.4    536.7
                                      ---------------------------
Gross Margin                              630.0    616.2    600.3
                                      ---------------------------
Other Operating Expenses*
 Operation and Maintenance                298.4    299.8    318.1
 Depreciation and Depletion                98.8     91.3     86.0
 Property and Other Taxes                  62.3     58.8     59.6
                                      ---------------------------
                                          459.5    449.9    463.7
                                      ---------------------------
Operating Income                          170.5    166.3    136.6
                                      ---------------------------
Equity in Earnings of Joint Ventures
 Storage                                    2.0      1.7      2.7
 Other                                      (.7)     (.4)     (.7)
                                      ---------------------------
                                            1.3      1.3      2.0
                                      ---------------------------
Other Income and (Deductions)*
 Interest Income                            4.0      4.4      4.4
 Interest Expense                         (48.9)   (43.7)   (38.4)
 Minority Interest                         (1.0)    (2.4)    (2.9)
 Other                                     (1.8)    (6.4)    (5.7)
                                      ---------------------------
                                          (47.7)   (48.1)   (42.6)
                                      ---------------------------

Income Before Income Taxes                124.1    119.5     96.0
Income Taxes                               42.7     43.9     32.8
                                      ---------------------------
Net Income                            $    81.4 $   75.6 $   63.2
=================================================================

*Includes intercompany transactions

GROSS MARGIN
Gross margin increases--Gas Distribution gross margin (operating revenues less cost of gas) increased $13.8 million and $15.9 million in 1996 and 1995, respectively, reflecting higher gas sales and end user transportation deliveries due primarily to colder weather. Additionally, gross margins increased as a result of the continued growth in intermediate transportation services.


EFFECT OF WEATHER ON GAS MARKETS AND EARNINGS
-----------------------------------------------------------------------
                                              1996       1995     1994
=======================================================================
Percentage Colder (Warmer) Than Normal         5.4%      .3%     (4.2)%
Increase (Decrease) From Normal in:
  Gas Markets (in Bcf)                        10.9      1.5      (4.4)
  Net Income (in Millions)                  $  9.9    $ 1.4    $ (4.0)
  Earnings Per Share                        $   .15   $  .02   $  (.07)
=======================================================================


Gas sales and end user transportation revenues increased $172.7 million in 1996 and decreased $32.8 million in 1995. Revenues were affected by higher gas sales and end user transportation deliveries which totaled 367.9 Bcf in 1996 and 355.6 Bcf in 1995, increases of 12.3 Bcf and 11.2 Bcf, respectively. The increases were due primarily to colder weather, as well as marketing initiatives that expanded gas markets. The decline in gas sales revenues during 1995 reflects lower gas costs as subsequently discussed. End user transportation deliveries for both 1996 and 1995 also reflect an overall higher level of gas usage by large-volume commercial and industrial customers, including power generation customers. End user transportation services are provided to large-volume customers who purchase gas directly from producers and brokers, including Energy Marketing, and contract with MichCon to transport the gas to their facilities. Gas Distribution continues to enter into multi-year, competitively priced transportation agreements with large-volume users to maintain these gas markets over the long term.

Gas sales and gross margins have also been affected by variations in revenues associated with MichCon's lost gas costs. MichCon's gas sales rates are set to recover lost gas costs using an averaging method based on historical lost gas experience. Prior to 1993, MichCon deferred or accrued revenues for differences between historical average lost gas amounts and the actual amount experienced. However, as a result of an October 1993 Michigan Public Service Commission
(MPSC) order issued in MichCon's last general rate case, MichCon no longer defers or accrues revenues for these differences in lost gas amounts. Amortization of previously deferred amounts was completed in 1995 and increased revenues by $3.4 million and $3.1 million in 1995 and 1994, respectively. As discussed in the "Cost of Gas" section that follows, gross margins have also been impacted by variations in lost gas costs.

Intermediate transportation revenues increased $6.6 million and $2.6 million in 1996 and 1995, respectively. Revenues reflect deliveries of 527.5 Bcf in 1996 and 374.4 Bcf in 1995, increases of 153.1 Bcf and 51.4 Bcf, respectively. The increased

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

deliveries are due primarily to additional volumes transported for two major fixed-fee customers and increased transportation of Antrim gas for Michigan gas producers and brokers. Intermediate transportation is a gas delivery service provided to gas producers, gas brokers and other gas companies that own the natural gas, but are not the ultimate consumers.

GAS DISTRIBUTION
VOLUME/GROSS MARGIN COMPARISON


                               1996   1995     1994
                              ---------------------
Volumes (in BCF)

Gas sales                     221.0   209.8   204.4
End user transportation       146.9   145.8   140.0
Intermediate transportation   527.5   374.4   323.0
                              ---------------------
Total                         895.4   730.0   667.4
                              =====================

Gross Margins, Excluding Other Operating Revenues
(Dollars in Millions)


Gas sales                    $456.6  $440.5  $432.3
End user transportation        82.5    80.8    76.5
Intermediate transportation    48.6    42.0    39.4
                             ----------------------
Total                        $587.7  $563.3  $548.2
                             ======================


There has been a significant increase in Michigan Antrim gas production over the past several years, resulting in a growing demand by gas producers and brokers for intermediate transportation services. In order to meet the increased demand, Gas Distribution expanded the capacity of its northern Michigan gathering system during 1996. The expansion enabled Gas Distribution to transport an additional 75 Bcf in 1996. Although intermediate transportation volumes have increased significantly, profit margins on this service are considerably less than margins on gas sales or for end user transportation markets.

Other operating revenues decreased $10.6 million in 1996 primarily due to a decrease in conservation revenues resulting from the discontinuance of MichCon's energy conservation programs. As discussed in the "Other Operating Expenses" section that follows, the decrease in revenues is offset by a corresponding decrease in expenses related to the conservation programs.

COST OF GAS

Cost of gas is affected by variations in sales volumes and cost of gas rates. Through the gas cost recovery mechanism, the MPSC allows MichCon the timely recovery of 100% of its reasonably and prudently incurred cost of gas sold. Therefore, fluctuations in cost of gas sold have little or no effect on gross margins.

Cost of gas sold increased in 1996 as a result of significantly higher spot market prices paid for natural gas purchases and higher gas sales volumes due to colder weather. Cost of gas sold for 1996 was $2.92 per Mcf, an increase of $.56 (24%).

Lower natural gas prices, partially offset by higher gas volumes, resulted in the 1995 decrease in cost of gas sold. Cost of gas sold for 1995 decreased $.30 per Mcf (11%) from 1994. To mitigate risk related to spot market prices, MichCon has filed a proposal with the MPSC to change its supply strategy to obtain approximately two-thirds of its gas under contracts that tie purchase prices to spot market prices and to acquire the remainder under fixed-price contracts. MichCon expects approval of this proposal by the second quarter of 1997.

As previously discussed, cost of gas is affected by variations in lost gas amounts. Lost gas costs for 1996 and 1995 increased by $6.6 million and $8.5 million, respectively.

OTHER OPERATING EXPENSES

Operation and maintenance expenses declined slightly in 1996 and decreased 6% during 1995 due to lower benefit costs, primarily pension and retiree healthcare costs. Expenses in 1996 were also lowered by the discontinuance of Gas Distribution's energy conservation programs. Management's continuing efforts to control operating costs also contributed to the reductions in operation and maintenance expenses. Gas Distribution has streamlined its organizational structure over the past four years while increasing its customer base and expanding energy services to customers. Since 1993, the number of Gas Distribution employees has declined by 303 (9%) while the number of customers has increased by over 40,000 (4%).

Partially offsetting the lower benefit, conservation and other operating costs were increased uncollectible gas accounts. The increase in uncollectible gas accounts resulted from higher heating bills due to the colder-than-normal winter temperatures over the last two years and a rise in gas prices during 1996. The impact of higher heating bills was exacerbated by a reduction, as well as a delay, in home heating assistance funding obtained by low-income customers.

Gas Distribution receives a significant amount of its heating assistance funding from the federal Low-Income Home Energy Assistance Program (LIHEAP). During 1995, Congress reduced a substantial portion of the program's funding for the 1996 fiscal year. The state of Michigan's share of LIHEAP funds was reduced from $78 million in fiscal year 1995 to $47.5 million in 1996. Uncollectible gas accounts were further impacted by the late receipt of fiscal year 1996 funding by the state of Michigan. Due to this delay, many of Gas Distribution's customers who were eligible for assistance did not file. During 1996 and 1995, $10.1 million and $27.3 million in LIHEAP funds assisted approximately 74,000 and 112,000 MichCon customers, respectively. During October 1996, President Clinton signed an Omnibus Spending Bill passed by Congress that provided for $1 billion in federal LIHEAP funding for 1997, an increase of $100 million over 1996 levels. During February 1997, the President released his proposed budget which provides for federal LIHEAP funding of $1 billion annually through fiscal year 2002. A portion of any future

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    MCN ENERGY GROUP INC. AND SUBSIDIARIES


increase or decrease in funding may impact uncollectible gas accounts.

Depreciation and depletion increased in both 1996 and 1995 due to higher plant balances, reflecting capital expenditures of $611.4 million over the past three years. Depreciation and depletion expenses are expected to increase in future years due to higher planned capital investments. MichCon has filed an application with the MPSC to lower its depreciation rates, which could partially offset the anticipated increase in depreciation expense in 1997 and future years.

Property and other taxes increased in 1996 reflecting an increase in property taxes due to higher property balances. Property and other taxes decreased slightly in 1995 due mainly to a reduction in Michigan single business taxes, resulting from favorable amendments to the Michigan tax law.

EQUITY IN EARNINGS OF JOINT VENTURES
Earnings from joint ventures were unchanged in 1996 as compared to 1995. Joint ventures' earnings decreased $.7 million during 1995 due to lower earnings from the Blue Lake gas storage venture. Blue Lake's 1995 earnings were affected by lower revenues from reduced storage rates and higher interest expense.

OTHER INCOME AND DEDUCTIONS
Interest on long-term debt increased in 1996 and 1995 as a result of the average amount of long-term debt outstanding increasing $72.6 million and $95.7 million, respectively. The increase in 1996 was partially offset by a slight decrease in the weighted-average interest rate. The increases in long-term debt outstanding were the result of issuing first mortgage bonds of $70 million in each 1996 and 1995, and $80 million in 1994.

Other deductions decreased in 1996 primarily due to an increase in the allowance for funds used during construction resulting from higher construction balances.

INCOME TAXES
Income taxes declined slightly during 1996 and increased $11.1 million in 1995. Income taxes in both years were impacted by improved earnings and were reduced by $3.4 million, $1.3 million and $3.3 million during 1996, 1995 and 1994, respectively, due to the favorable resolution of prior years' tax issues.

ENVIRONMENTAL MATTERS
Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns, or previously owned, 17 such former manufactured gas plant (MGP) sites.

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

MCN is not involved in any administrative proceedings regarding these former MGP sites but is currently remediating one of these sites. The remedy consists of limited excavation and disposal of soils, a new soil cover and long-term groundwater monitoring. More extensive investigations are underway at seven other sites.

In 1984, MichCon established an $11.7 million reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of this reserve.

MCN employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. MCN has notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites. In 1996, MichCon received payments from certain carriers and expects additional insurance recoveries over the next several years. The findings of these investigations indicate that the estimated total expenditures for investigation and remedial activities at all 17 former MGP sites will be between $30 million and $170 million based on undiscounted 1995 costs. As a result of these studies, MCN accrued an additional liability and a corresponding regulatory asset of approximately $35 million during 1995.

During 1996, 1995 and 1994, MCN spent $.9 million, $2.1 million and $.6 million, respectively, investigating these former MGP sites. At December 31, 1996, the reserve balance was $37.6 million, of which $2.6 million was classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs and, therefore, have an effect on MCN's financial position and cash flows. However, management believes that insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MCN's results of operations.

OUTLOOK
Gas Distribution's strategy is to become the dominant provider of natural gas and high-value energy services within Michigan. Accordingly, Gas Distribution's objectives are to grow its revenues and reduce its costs in order to maintain strong returns and provide customers with high-quality service at competitive prices. Revenue growth will be achieved through initiatives to expand Gas Distribution's 895 Bcf of gas markets. There continue to be opportunities to grow residential markets through the conversion of existing homes, as well as from new construction. Gas Distribution continues to grow industrial and

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    MCN ENERGY GROUP INC. AND SUBSIDIARIES


commercial markets by aggressively facilitating the use of existing gas technologies and equipment.

Management is continually assessing ways to improve cost competitiveness. Among other cost saving initiatives, MichCon and The Detroit Edison Company are exploring opportunities to share the cost of common, duplicative functions, including billing, meter reading, payment processing and excavation. Significant cost savings could be achieved given that approximately 60% of Gas Distribution's 1.2 million customers are also customers of Detroit Edison.

Gas Distribution continues to focus on challenges and opportunities resulting from increased competition with other natural gas distribution companies and other energy providers. The MPSC is reviewing various plans to reform Michigan's gas utility regulatory process to give all customers added choices and to increase competition. MichCon and other Michigan gas utilities will implement pilot transportation service programs in 1997 for small commercial and residential customers. Under MichCon's two-year program, 47,000 customers in the pilot territory will have the opportunity to select alternative natural gas suppliers beginning in April 1997. This option has been available to MichCon's larger commercial customers for several years. MichCon currently generates no earnings on the gas supply portion of operations. Therefore, a customer's selection of an alternative supplier generally is expected to be income-neutral. The overall package of regulatory changes connected with the gas industry restructuring is expected to result in lighter-handed regulation and the potential to improve earnings. Gas Distribution is positioning itself to respond to changes in regulation and increased competition by reducing its cost of operations while maintaining a high level of customer satisfaction. Gas Distribution remains focused on these goals in 1997 and beyond.

As described in Note 8 to the consolidated financial statements, Gas Distribution complies with the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." In the event that Gas Distribution determines it no longer meets the criteria for following SFAS No. 71, the accounting impact would be an extraordinary, noncash increase to net income of approximately $48 million. Criteria that give rise to the discontinuance of SFAS No. 71 include (1) increasing competition that restricts Gas Distribution's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. Gas Distribution periodically reviews these criteria to ensure that the continuing application of SFAS No. 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, Gas Distribution believes that its regulatory assets are probable of future recovery.

DISCONTINUED OPERATIONS
In June 1996, MCN completed the sale of its computer operations subsidiary, Genix, to Affiliated Computer Services, Inc. for an initial sales price of $137.5 million, resulting in an after-tax gain of $36.2 million. In October 1996, the initial sales price was decreased by $4.6 million to reflect the reduction in Genix's working capital between the effective and closing dates of the transaction. The selling price of Genix could be further adjusted downward by as much as $32 million depending upon the occurrence of certain contingencies that include, among other things, retention of certain customers through mid-1998 and tax-related matters. Management believes that no further adjustment to the selling price will occur. Although Genix had experienced significant growth in revenues and operating income over the past several years, MCN's focused strategy is to invest in energy-related projects that generate higher rates of return. Summary statements and other information on discontinued computer operations can be found in Note 2d to the consolidated financial statements.

CAPITAL RESOURCES AND LIQUIDITY

OPERATING ACTIVITIES
MCN's cash flow from operating activities decreased $69.7 million during 1996 and increased $93 million during 1995. The 1996 decrease was due primarily to an increase in working capital requirements, partially offset by higher net income, after adjusting for depreciation, deferred taxes and nonoperating gains (Note 2). The 1995 increase was primarily due to higher net income adjusted for noncash items, partially offset by an increase in working capital requirements.

FINANCING ACTIVITIES
In July 1996, MCN issued through a wholly-owned trust, 3,200,000 shares of 8-5/8% Trust Originated Preferred Securities (TOPrS) for $80 million (Note 6a). Dividends on the TOPrS are in substance tax deductible by MCN. Proceeds from the issuance were invested by MCN in its Diversified Energy group and were used to reduce short-term debt incurred to fund capital expenditures, for working capital requirements and for general corporate purposes.

In April 1996, MCN issued 5,865,000 Preferred Redeemable Increased Dividend Equity Securities (PRIDES), yielding 8-3/4% (Note 6b). The PRIDES are convertible securities that consist of a forward contract under which MCN is obligated to sell, and the PRIDES holders are obligated to purchase, approximately $135 million of MCN common stock in April 1999.

In March 1995, MCN sold 5,750,000 shares of new common stock in a public offering, generating approximately $99 million. In November 1994, through a limited partnership, MCN issued $100 million of cumulative preferred securities. Proceeds from these issuances were used to fund capital expenditures, to repay short-term obligations and for general corporate purposes.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    MCN ENERGY GROUP INC. AND SUBSIDIARIES


MCN issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. During the 1994-1996 period, MCN issued 2,639,000 shares, generating $49.2 million. During 1997, MCN anticipates the issuance of new shares of common stock pursuant to these plans, generating approximately $18 million.

At December 31, 1996, MCN had an outstanding shelf registration with approximately $185 million remaining to be issued in the form of debt or equity securities. In February 1997, MCN filed a new registration statement with the Securities and Exchange Commission (SEC) that allows it to issue an additional $500 million of debt and equity securities. MCN's capital requirements and general market conditions will affect the timing and amount of future issuances.

The following table sets forth the ratings for securities issued by MCN and its subsidiaries. These ratings are considered investment grade by each rating agency.

---------------------------------------------------------
                       STANDARD           DUFF &
                       & POOR'S  MOODY'S  PHELPS  FITCH
=========================================================
MCN:
 PRIDES                    BBB+     baa1    BBB+   BBB+
 Preferred Securities      BBB+     baa2    BBB+   BBB+

MCNIC:
 Commercial Paper*          A2        P2     D1-    F2
 Medium-Term Notes*        BBB+     Baa2      A-   BBB+

MichCon:
 Commercial Paper           A1        P1     D1     F1
 First Mortgage Bonds        A        A2      A+     A
=========================================================

* Ratings based on MCN support agreement.

DIVERSIFIED ENERGY
MCNIC has established credit lines to allow for borrowings of up to $100 million under a 364-day revolving credit facility and up to $300 million under a three-year revolving credit facility. The facilities support MCNIC's $400 million commercial paper program, which is used to finance capital investments of the Diversified Energy group and working capital requirements of its Energy Marketing operations. Commercial paper of $329.8 million was outstanding at December 31, 1996.

In January and May 1996, MCNIC issued $200 million and $130 million, respectively, of medium-term notes, using the proceeds to repay commercial paper balances and for general corporate purposes. In January 1997, MCNIC issued $150 million of medium-term notes, using the proceeds to finance capital expenditures and for general corporate purposes. As of February 1997, MCNIC has an outstanding shelf registration with approximately $220 million remaining to be issued in the form of debt securities. MCNIC's capital requirements and general market conditions will affect the timing and amount of future issuances.

In order to finance investment activities, MCN's E&P business obtained $100 million under a five-year term loan during 1995.

GAS DISTRIBUTION
During the latter part of each year, Gas Distribution generally incurs short-term debt to finance increases in gas inventories and customer accounts receivable. The short-term debt is normally reduced in the first part of the year as gas inventories are depleted and funds are received from winter heating sales. To meet its seasonal short-term borrowing needs, MichCon normally issues commercial paper backed by credit lines with several banks. MichCon has established credit lines to allow for borrowings of up to $150 million under a 364-day revolving credit facility and up to $150 million under a three-year revolving credit facility. Commercial paper of $238.3 million was outstanding at December 31, 1996.

In 1996, MichCon issued first mortgage bonds totaling $70 million under an existing shelf registration. The proceeds were used to repay short-term obligations, finance capital expenditures and for general corporate purposes.

MichCon issued $70 million and $80 million of first mortgage bonds in 1995 and 1994, respectively. Proceeds were used to repay short-term obligations, finance capital expenditures and for general corporate purposes.

During the fourth quarter of 1996, MichCon filed a shelf registration statement with the SEC that will allow it to issue, in conjunction with an existing shelf registration, up to $300 million of debt securities during the next several years. MichCon's capital requirements and general financial market conditions will affect the timing and amount of future debt issuances.

During 1996, MichCon renewed its Trust Demand Note program, which allows it to borrow up to $25 million through March 1997. At December 31, 1996, $25 million was outstanding under this program.

At December 31, 1996, MCN had invested a total of $6.7 million in a partnership that owns and operates a transmission and distribution system located in southern Missouri. The project is expected to cost $40 million, which will be funded through construction financing and $16 million of partner contributions. Construction financing that allows for borrowings of up to $25 million was obtained in October 1995. MCN has issued a guaranty for the full amount of this financing, and one of the parties to the project is obligated to reimburse MCN for 50% of any payments made as a result of this guaranty. The guaranty will remain in place until permanent financing is established, which is anticipated to be in late 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    MCN ENERGY GROUP INC. AND SUBSIDIARIES

INVESTING ACTIVITIES


CAPITAL INVESTMENTS
----------------------------------------------------------------
(IN MILLIONS)                              1996    1995    1994
================================================================


Consolidated Capital Expenditures:
 Diversified Energy                       $395.3  $291.5  $196.2
 Gas Distribution                          215.3   241.5   154.6
 Discontinued Operations                     6.5     9.4    12.4
                                          ----------------------
                                           617.1   542.4   363.2
                                          ----------------------
MCN's Share of Joint Venture
 Capital Expenditures:
   Pipelines & Processing                    5.2     1.0     2.5
   Energy Marketing & Power Generation       5.5    39.6    32.8
   Gas Storage                                .2      .4     1.8
   Gas Distribution                          4.8    10.3       -
   Other                                      .3     1.5     3.3
                                          ----------------------
                                            16.0    52.8    40.4
                                          ----------------------
Acquisitions:
 Significant (Note 2)                      133.2    83.2       -
 Other                                      24.4    10.5       -
                                          ----------------------
                                           157.6    93.7       -
Minority Partners' Share of Consolidated
 Capital Expenditures                          -     (.1)   (1.6)
                                          ----------------------
Total Capital Investments                 $790.7  $688.8  $402.0
================================================================


Capital investments near $800 million--Capital investments increased $101.9 million in 1996 due to higher Diversified Energy capital investments primarily by E&P operations and Pipelines & Processing. Gas Distribution capital expenditures were incurred for the construction of transportation pipelines and new distribution lines to reach communities not previously served by MichCon and to make improvements to existing storage and transmission systems.

MCN completed the sale of Genix (Note 2d) and interests in DIGP (Note 2b) in 1996 resulting in proceeds of $168.9 million. Proceeds from these sales were used to reduce debt incurred to fund Diversified Energy's capital investments.

OUTLOOK
MCN's strategic direction is to grow significantly by investing in a portfolio of energy-related projects. Accordingly, MCN's capital investments could exceed $3 billion by the year 2000. During 1997, MCN expects to invest more than $800 million, with approximately 80% in Diversified Energy and the remainder in Gas Distribution.

Within the Diversified Energy group, MCN anticipates $400 million to be invested in E&P projects for drilling operations and to acquire reserves in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions. The remaining expenditures are anticipated to be in gas gathering, gas processing and power generation projects that are consistent with MCN's growth strategies.

Gas Distribution investments will be made to add new customers, develop new gas transportation markets, make improvements to existing storage and transmission systems and to improve its information system.

The proposed level of investments in 1997 and future years will increase capital requirements materially in excess of internally generated funds and require the issuance of additional debt and equity securities. MCN's capital requirements and general market conditions will affect the timing and amount of future issuances.

As it expands its business, MCN's capitalization objective is to maintain its solid credit ratings through a strong balance sheet. Accordingly, its capitalization objective is a ratio of 55% equity and 45% debt. It is management's opinion that MCN and its subsidiaries will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

NEW ACCOUNTING PRONOUNCEMENTS
During 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This pronouncement provides accounting and reporting guidance on transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. Although certain aspects of SFAS No. 125 have been delayed, the effective date for most of its provisions remains January 1, 1997. MCN has analyzed the impacts of adopting SFAS No. 125 and expects that it will have no significant impact on its financial statements.

During 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities," which provides guidance on the issues present in the recognition, measurement, display and disclosure of environmental remediation liabilities. MCN does not expect the 1997 adoption of this pronouncement to have a material impact on its financial statements.

                        CONSOLIDATED STATEMENT OF INCOME
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES





YEAR ENDED DECEMBER 31-(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      1996             1995             1994
===========================================================================================================================
Operating Revenues
  Gas and oil sales                                                        $    1,827,198   $    1,323,432   $    1,309,192
  Transportation                                                                  120,019          120,494          114,932
  Other                                                                            50,051           51,306           49,509
                                                                           ------------------------------------------------
                                                                                1,997,268        1,495,232        1,473,633
                                                                           ------------------------------------------------
Operating Expenses
  Cost of gas                                                                   1,193,578          786,193          823,436
  Operation and maintenance                                                       371,980          342,521          341,585
  Depreciation, depletion and amortization                                        145,990          114,585           97,835
  Property and other taxes                                                         74,427           63,704           62,863
                                                                           ------------------------------------------------
                                                                                1,785,975        1,307,003        1,325,719
                                                                           ------------------------------------------------
Operating Income                                                                  211,293          188,229          147,914
                                                                           ------------------------------------------------
Equity in Earnings of Joint Ventures (Note 3)
                                                                                   17,867            5,245            6,289
                                                                           ------------------------------------------------
Other Income and (Deductions)
  Interest income                                                                   7,234            7,741            7,628
  Interest on long-term debt                                                      (66,517)         (44,853)         (37,811)
  Other interest expense                                                          (11,264)         (12,049)         (10,899)
  Dividends on preferred securities of subsidiaries (Notes 6a and 6c)             (12,374)          (9,610)          (2,018)
  Gains related to DIGP (Note 2b)                                                   6,384                -                -
  Minority interest                                                                (1,059)          (2,491)          (2,879)
  Other                                                                            (2,620)          (3,713)          (6,136)
                                                                           ------------------------------------------------
                                                                                  (80,216)         (64,975)         (52,115)
                                                                           ------------------------------------------------
Income From Continuing Operations Before Income Taxes                             148,944          128,499          102,088
Income Tax Provision (Note 13)                                                     36,375           35,330           27,490
                                                                           ------------------------------------------------
Income From Continuing Operations                                                 112,569           93,169           74,598
                                                                           ------------------------------------------------
Discontinued Operations, Net of Taxes (Note 2d)
  Income from operations                                                            1,595            3,587            3,170
  Gain on sale                                                                     36,176                -                -
                                                                           ------------------------------------------------
                                                                                   37,771            3,587            3,170
                                                                           -------------------------------------------------
Net Income                                                                 $      150,340   $       96,756   $       77,768
                                                                           ================================================
Earnings Per Share
  Continuing operations                                                    $         1.68   $         1.44   $         1.26
                                                                           ------------------------------------------------
  Discontinued operations (Note 2d)
    Income from operations                                                            .03              .05              .05
    Gain on sale                                                                      .54                -                -
                                                                           ------------------------------------------------
                                                                                      .57              .05              .05
                                                                           ------------------------------------------------
                                                                           $         2.25   $         1.49   $         1.31
                                                                           ================================================
Average Common Shares Outstanding (Note 6d)                                        66,944           64,743           59,394
                                                                           ================================================
Dividends Declared Per Share                                               $        .9400   $        .9000   $        .8675
===========================================================================================================================

The notes to the consolidated financial statements are an integral part of this statement.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES



-------------------------------------------------------------------------------------------------------------------
DECEMBER 31-(IN THOUSANDS)                                                            1996                1995
===================================================================================================================
ASSETS
Current Assets
 Cash and cash equivalents, at cost (which approximates market value)     $            30,462  $           19,259
 Accounts receivable, less allowance for doubtful accounts of $18,487
  and $13,765, respectively                                                           362,596             317,945
 Accrued unbilled revenues                                                            108,509              92,410
 Gas in inventory (Note 4)                                                             79,161              71,763
 Property taxes assessed applicable to future periods                                  62,966              60,633
 Accrued gas cost recovery revenues                                                    27,672                   -
 Other                                                                                 52,862              53,486
                                                                         ------------------------------------------
                                                                                      724,228             615,496
                                                                         ------------------------------------------
Deferred Charges and Other Assets
 Investment in and advances to joint ventures (Note 3)                                265,388             129,026
 Deferred swap losses and receivables (Note 11a)                                       65,051              54,807
 Deferred postretirement benefit costs (Note 10b)                                       5,559              13,112
 Deferred environmental costs (Note 7b)                                                31,233              35,000
 Prepaid benefit costs (Note 10)                                                       59,248              23,827
 Other                                                                                100,341              90,626
                                                                         ------------------------------------------
                                                                                      526,820             346,398
                                                                         ------------------------------------------
Property, Plant and Equipment, at cost
 Gas Distribution                                                                   2,689,039           2,496,711
 Exploration & Production                                                             981,901             576,810
 Pipelines & Processing                                                                27,895              22,324
 Other                                                                                 18,722              64,709
                                                                         ------------------------------------------
                                                                                    3,717,557           3,160,554
 Less-Accumulated depreciation and depletion                                        1,335,201           1,223,808
                                                                         ------------------------------------------
                                                                                    2,382,356           1,936,746
                                                                         ------------------------------------------
                                                                          $         3,633,404  $        2,898,640
                                                                         ==========================================
LIABILITIES AND CAPITALIZATION
Current Liabilities
 Accounts payable                                                         $           317,922  $          217,184
 Notes payable (Note 5)                                                               336,126             245,635
 Current portion of long-term debt, capital lease obligations and
  redeemable cumulative preferred securities (Notes 5 and 9)                           84,747               7,000
 Federal income, property and other taxes payable                                      97,646              83,384
 Customer deposits                                                                     12,881              11,550
 Other                                                                                 97,873              87,575
                                                                         ------------------------------------------
                                                                                      947,195             652,328
                                                                         ------------------------------------------
Deferred Credits and Other Liabilities
 Accumulated deferred income taxes (Note 13)                                          149,838             125,896
 Unamortized investment tax credit                                                     34,919              36,797
 Tax benefits amortizable to customers                                                116,496             114,668
 Deferred swap gains and payables (Note 11a)                                           48,365              51,923
 Accrued postretirement benefit costs (Note 10b)                                            -              15,551
 Accrued environmental costs (Note 7b)                                                 35,000              35,000
 Minority interest                                                                     17,911              18,375
 Other                                                                                 73,263              93,470
                                                                         ------------------------------------------
                                                                                      475,792             491,680
                                                                         ------------------------------------------
Commitments and Contingencies (Notes 7 and 9)

Capitalization (See accompanying statement)
 Long-term debt, including capital lease obligations                                1,252,040             993,407
 MCN-obligated mandatorily redeemable preferred securities of
  subsidiaries holding solely subordinated debentures of MCN                          173,809              96,449
 Common shareholders' equity                                                          784,568             664,776
                                                                         ------------------------------------------
                                                                                    2,210,417           1,754,632
                                                                         ------------------------------------------
                                                                          $         3,633,404  $        2,898,640
===================================================================================================================

The notes to the consolidated financial statements are an integral part of this statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES





----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31-(IN THOUSANDS)                                                 1996               1995               1994
==================================================================================================================================

Cash Flow From Operating Activities
  Net income                                                                        $150,340       $      96,756       $     77,768
  Adjustments to reconcile net income to net cash provided
    from operating activities
       Depreciation, depletion and amortization
         Per statement of income                                                     145,990             114,585             97,835
         Charged to other accounts                                                    11,026              14,318             13,066
       Deferred income taxes-current                                                   8,061               8,927            (15,761)
       Deferred income taxes and investment tax credits, net                          23,892              30,284              3,210
       Gains related to Genix and DIGP, net of taxes (Notes 2b and 2d)               (40,326)                  -                  -
       Equity in earnings of joint ventures, net of distributions                     (2,506)              1,777              1,125
       Other                                                                          (3,391)              1,376              1,871
       Changes in assets and liabilities, exclusive of
         changes shown separately                                                    (94,754)                (20)            (4,132)
                                                                                    ------------------------------------------------
         Net cash provided from operating activities                                 198,332             268,003            174,982
                                                                                    ------------------------------------------------

Cash Flow From Financing Activities
      Notes payable, net                                                              87,491              16,828            (51,497)
      Common stock dividends paid                                                    (62,875)            (58,193)           (51,492)
      Issuance of common stock (Note 6d)                                              17,264             115,725             15,390
      Issuance of preferred securities (Note 6a)                                      77,218                   -             96,329
      Issuance of long-term debt                                                     398,540             168,864             78,620
      Long-term commercial paper and credit facilities, net (Note 5)                 (62,835)            142,657            110,100
      Retirement of long-term debt and preferred securities                           (8,139)             (8,271)            (7,667)
      Other                                                                           (6,249)             (2,084)            (2,202)
                                                                                    -----------------------------------------------
         Net cash provided from financing activities                                 440,415             375,526            187,581
                                                                                    -----------------------------------------------
Cash Flow From Investing Activities
      Capital expenditures                                                          (610,323)           (537,156)          (356,037)
      Sale of Genix (Note 2d)                                                        132,889                   -                  -
      Acquisitions (Notes 2a, 2b and 2c)                                            (133,201)            (83,176)                 -
      Investment in joint ventures                                                   (36,217)            (20,539)            (5,847)
      Sale of investment in joint ventures (Note 2b)                                  36,000              10,803                  -
      Other                                                                          (16,692)             (5,749)            (1,606)
                                                                                    -----------------------------------------------
         Net cash used for investing activities                                     (627,544)           (635,817)          (363,490)
                                                                                    -----------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                  11,203               7,712               (927)
Cash and Cash Equivalents, January 1                                                  19,259              11,547             12,474
                                                                                    -----------------------------------------------
Cash and Cash Equivalents, December 31                                              $ 30,462       $      19,259       $     11,547
                                                                                    ===============================================
Changes in Assets and Liabilities, Exclusive of Changes Shown Separately
      Accounts receivable, net                                                      $(66,183)      $    (103,951)      $     22,776
      Accrued unbilled revenues                                                      (16,099)             (9,357)            18,274
      Gas in inventory                                                                (7,398)             59,886            (85,754)
      Accrued/deferred gas cost recovery revenues                                    (28,250)            (18,495)            23,696
      Accounts payable                                                               102,711              74,537             12,589
      Federal income, property and other taxes payable                               (19,587)             (3,716)            23,199
      Prepaid/accrued benefit costs                                                  (50,972)            (27,199)            20,925
      Other current assets and liabilities                                           (14,485)             (2,819)           (13,387)
      Deferred assets and liabilities                                                  5,509              31,094            (26,450)
                                                                                    -----------------------------------------------
                                                                                    $(94,754)      $         (20)      $     (4,132)
                                                                                    ===============================================
Supplemental Disclosures
  Cash paid during the year for:
      Interest, net of amounts capitalized                                          $ 74,775       $      52,833       $     44,915
      Federal income taxes                                                            19,934               9,366             32,000
  Noncash investing and financing activities:
      PRIDES yield enhancement costs (Note 6b)                                      $  8,243       $           -       $          -
      Common stock issued under stock incentive plan (Note 6e)                         6,210                   -                  -
      Property purchased under capital leases                                          6,765               3,809              7,190
      Gains related to DIGP (Note 2b)                                                  4,796                   -                  -
===================================================================================================================================

The notes to the consolidated financial statements are an integral part of this statement.

                    CONSOLIDATED STATEMENT OF CAPITALIZATION
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


---------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31-(IN THOUSANDS)                                    1996                  1995             1994
=====================================================================================================================
Long-Term Debt, Excluding Current Requirements (Notes 5 and 9)
  First mortgage bonds, interest payable semi-annually
     6-1/4% series due 1997                                            $        -       $    50,000        $   50,000
     6.30% series due 1998                                                 20,000            20,000                 -
     6.51% series due 1999                                                 30,000                 -                 -
     5-3/4% series due 2001                                                60,000            60,000            60,000
     8% series due 2002                                                    70,000            70,000            70,000
     6.72% series due 2003                                                  4,150             4,150                 -
     6.80% series due 2003                                                 15,850            15,850                 -
     9-1/8% series due 2004                                                55,000            55,000            55,000
     7.15% series due 2006                                                 40,000                 -                 -
     8-1/4% series due 2014                                                80,000            80,000            80,000
     9-1/2% series due 2019                                                 5,000             5,000             5,000
     7-1/2% series due 2020                                                29,812            30,000                 -
     9-1/2% series due 2021                                                40,000            40,000            40,000
     6-3/4% series due 2023                                                17,782            18,416            19,109
     7% series due 2025                                                    40,000            40,000            40,000
     Unamortized discount                                                  (1,349)           (1,390)           (1,508)
  Medium-term notes, interest payable semi-annually
     5.84% series due 1999                                                 80,000                 -                 -
     6.82% series due 1999                                                130,000                 -                 -
     6.03% series due 2001                                                 60,000                 -                 -
     6.32% series due 2003                                                 60,000                 -                 -
  Senior notes-7.79% series due 1997, interest payable semi-annually            -            30,000            30,000
  Term loan due 2000, interest payable quarterly                          100,000           100,000                 -
  Unsecured notes-9-3/4% series due 2000, interest
    payable semi-annually                                                  12,000            12,000            12,000
  Commercial paper and credit facilities                                  261,822           324,657           182,000
  Project loan due 2006, interest payable quarterly                        15,840            17,600            19,360
  Long-term capital lease obligations                                      16,625            18,532            21,814
  Other long-term debt                                                      9,508             3,592             2,744
                                                                        ---------------------------------------------
                                                                        1,252,040           993,407           685,519
                                                                        ---------------------------------------------
Redeemable Preferred Securities of Subsidiaries (Note 6)
Redeemable Cumulative Preferred Stock of Subsidiary,
  Excluding Current Requirements,
    par value $1 per share-7,000,000 shares authorized,
    104,732 shares outstanding at 1994, $2.05 Series                            -                 -             2,618
MCN-Obligated Mandatorily Redeemable Preferred Securities
    of MCN Michigan Holding Solely Subordinated Debentures
    of MCN, net of unamortized deferred issuance costs,
    $100,000,000 aggregate liquidation preference value,
    4,000,000 shares authorized and outstanding, Series A                  96,573            96,449            96,349

MCN-Obligated Mandatorily Redeemable Preferred Securities
  of MCN Financing Holding Solely Junior Subordinated Debentures
     of MCN, net of unamortized deferred issuance costs,
     $80,000,000 aggregate liquidation preference value,
     3,200,000 shares authorized and outstanding, Series A                 77,236                 -                 -
                                                                        ---------------------------------------------
                                                                          173,809            96,449            98,967
                                                                        ---------------------------------------------
Common Shareholders' Equity (Note 6)
Common Stock,
  par value $.01 per share-100,000,000 shares authorized,
  67,303,908, 66,370,230 and 59,787,966 shares outstanding,
  respectively                                                                673               664               598
                                                                        ---------------------------------------------
Additional Paid-in Capital
  Balance-beginning of period                                             446,055           331,571           317,117
  Common stock issued                                                      23,474           115,840            15,628
  Performance units                                                        23,852                 -                 -
  Other                                                                        88            (1,356)           (1,174)
                                                                        ---------------------------------------------
  Balance-end of period                                                   493,469           446,055           331,571
                                                                        ---------------------------------------------
Retained Earnings
  Balance-beginning of period                                             218,425           179,862           153,589
  Net income                                                              150,340            96,756            77,768
  Cash dividends declared on common stock                                 (62,875)          (58,193)          (51,492)
  Other                                                                      (538)                -                (3)
                                                                        ---------------------------------------------
  Balance-end of period                                                   305,352           218,425           179,862
                                                                        ---------------------------------------------
PRIDES Yield Enhancement and Issuance Costs                               (14,492)                -                 -
                                                                        ---------------------------------------------
Unearned Compensation                                                        (434)             (368)             (536)
                                                                        ---------------------------------------------
                                                                          784,568           664,776           511,495
                                                                        ---------------------------------------------
Total Capitalization                                                   $2,210,417        $1,754,632        $1,295,981
=====================================================================================================================

The notes to the consolidated financial statements are an integral part of this statement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
MCN Corporation, doing business as MCN Energy Group Inc. (MCN), is a diversified energy holding company with natural gas markets and investments throughout North America. MCN operates through two major business groups, Diversified Energy and Gas Distribution.

- Diversified Energy, operating through MCN Investment Corporation (MCNIC), is involved in the following businesses: Exploration & Production (E&P) with 1.2 trillion cubic feet equivalent of proved gas and oil reserves in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions; Pipelines & Processing with gathering, processing and transmission facilities near areas of rapid reserve development and growing consuming markets; Energy Marketing with total gas sales and exchange delivery markets of 241.5 billion cubic feet (Bcf); Power Generation with investments in electric generation facilities with a combined 153 megawatts of capacity; and Gas Storage with investments in storage facilities that have 56 Bcf of storage capacity.

- Gas Distribution consists principally of Michigan Consolidated Gas Company (MichCon), a natural gas distribution and intra-state transmission company serving 1.2 million customers in more than 500 communities throughout Michigan. MichCon is subject to the accounting requirements and rate regulation of the Michigan Public Service Commission (MPSC) with respect to the distribution and intrastate transportation of natural gas. Of MichCon's labor force, 46% is covered by collective bargaining agreements, with 28% of the labor force having agreements set to expire in December 1997.

BASIS OF PRESENTATION--The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles. In connection with their preparation, management was required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent liabilities. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of MCN and certain consolidated subsidiaries and partnerships. E&P investments are accounted for using the proportionate consolidation method. Investments in other entities in which MCN has a controlling influence are consolidated. Generally, investments in 50% or less owned entities in which MCN has significant but not controlling influence, and entities where control is temporary, have been accounted for under the equity method. Certain reclassifications have been made to prior years' statements to conform with the 1996 presentation.

REVENUES AND COST OF GAS--Gas Distribution accrues revenues for gas service provided but unbilled at month end. MichCon also accrues revenues equal to the recoverable cost of gas sold. Annual gas cost recovery (GCR) proceedings before the MPSC permit MichCon to recover the prudent and reasonable cost of gas sold. Any overcollection or undercollection of costs, including interest, will be reflected in future rates.

NATURAL GAS AND OIL EXPLORATION AND PRODUCTION--The full-cost accounting method prescribed by the Securities and Exchange Commission (SEC) is followed for gas and oil properties. Substantially all acquisition, exploration and development costs are capitalized. The unit of production method is used for calculating depreciation and depletion on proved gas and oil properties. The average amortization rate per Mcf was $.78, $.74 and $.66 in 1996, 1995 and 1994, respectively. Costs directly associated with the acquisition and evaluation of unproved gas and oil properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed periodically, and a provision for impairment is made to the full-cost amortization base when appropriate.

PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment, excluding E&P property, is stated at cost and includes appropriate amounts of labor, materials, overhead and an allowance for funds used during construction. Unit of production depreciation and depletion is used for certain Gas Distribution transmission property. All other property, plant and equipment of MCN, excluding E&P property, is depreciated over its useful life using the straight-line method. Depreciation rates vary by class of property.

The ratio of the provision for depreciation and depletion to the average cost of depreciable property is as follows:





-------------------------------------------
                         1996   1995   1994
===========================================

Gas Distribution         4.4%   4.4%   4.4%
Pipelines & Processing   3.8%   2.1%   2.4%
Other                   10.1%  13.3%  19.3%
===========================================


INCOME TAXES AND INVESTMENT TAX CREDITS--Tax Benefits Amortizable to Customers represents the net revenue equivalent of the difference in property-related accumulated deferred income taxes computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" as compared to the amounts previously reflected in setting utility rates. This amount is due to current tax rates being lower than the rates in effect when the original deferred taxes were recorded and because of temporary differences, including accumulated investment tax credits, for which deferred income taxes were not previously recorded in setting utility rates. These net tax benefits are being amortized in accordance with the regulatory treatment over the life of the related plant as the related temporary differences reverse.

In accordance with MPSC requirements, investment tax credits relating to Gas Distribution property placed into service were deferred and are being credited to income over the life of the related property. Investment tax credits relating to Diversified Energy operations were recorded to income in the year the related property was placed into service.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION--Gas Distribution capitalizes an allowance for both debt and equity funds used during construction in the cost of major additions to plant. Diversified Energy also capitalizes interest on debt funds used during construction. The total amount capitalized was $14,631,000, $7,893,000, and $2,928,000 in 1996, 1995 and 1994, respectively.

DEFERRED DEBT COSTS--In accordance with MPSC regulations, MichCon defers reacquisition and unamortized issuance costs of reacquired long-term debt when such debt is refinanced. These costs are amortized over the term of the replacement debt.

CONSOLIDATED STATEMENT OF CASH FLOWS--For purposes of this statement, MCN considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

SALES OF OWNERSHIP INTEREST BY SUBSIDIARIES AND PARTNERSHIPS--MCN recognizes gains or losses on the sale of stock by subsidiaries or the sale of partnership interests. Such gains or losses represent the difference between MCN's share of the consideration received and the historical book value of its investment.

2. ACQUISITIONS AND DISPOSITION
a. LYONDELL METHANOL COMPANY, L.P.
In December 1996, MCN acquired a 25% interest in Lyondell Methanol Company, L. P., a limited partnership that owns and operates a 248 million gallon per year methanol processing plant in Texas. MCNIC will supply natural gas to the methanol plant and will have the opportunity to participate with the other partner in future electric power generation projects during the next five years. The total cost of the acquisition was $54,500,000 and was accounted for under the purchase method.

b. DAUPHIN ISLAND GATHERING PARTNERS
During the first quarter of 1996, MCN acquired a 99% interest in Dauphin Island Gathering Partners (DIGP), a general partnership that owns a 90-mile gas gathering system in the Mobile Bay area of offshore Alabama. The total cost of the acquisition was $78,620,000 and was accounted for under the purchase method. In mid-1996, MCN sold a 40% interest in the partnership to PanEnergy Dauphin Island Company for $36,000,000. The sale resulted in a pre-tax gain of $3,986,000.

In the fourth quarter of 1996, a 41% interest in the partnership was sold to three additional partners. The new partners paid for their interests by contributing the Main Pass Gas Gathering System (Main Pass) to DIGP. Main Pass is a 57-mile offshore gas gathering system in the Gulf of Mexico with an independently determined appraised value of $72,200,000. MCN's ownership interest in DIGP was reduced from 59% to 35% resulting in a pre-tax gain of $4,796,000 of which $2,398,000 was deferred due to a related option agreement. Since MCN's ownership percentage has been reduced below 50%, MCN no longer has a controlling interest in the partnership. Accordingly, DIGP was deconsolidated and accounted for under the equity method. The financial information included herein reflects DIGP as an unconsolidated partnership for all periods presented.

c. CONSOL COAL GROUP PROPERTIES
During December 1995, MCN acquired certain gas producing and pipeline businesses located in Virginia from CONSOL Coal Group. The acquisition included 193 Bcf of proved reserves, as well as rights to undertake additional development drilling on approximately 100,000 acres of coalbed methane properties. The acquisition also included approximately 80 miles of gathering lines and a 50% interest in a 40-mile gathering line connected to a major interstate pipeline. The total cost of the acquisition was $83,176,000, which was accounted for under the purchase method.

d. THE GENIX GROUP, INC.
On June 21, 1996, MCN completed the sale of its computer operations subsidiary, The Genix Group, Inc. (Genix), to Affiliated Computer Services, Inc. (ACS) for an initial sales price of $137,500,000, resulting in an after-tax gain of $36,176,000. Accordingly, Genix's results of operations after June 21, 1996 are not reflected in the Consolidated Statement of Income. In October 1996, the initial sales price was decreased approximately $4,600,000 to reflect the reduction in Genix's working capital between the effective and closing dates of the transaction. The selling price of Genix could be further adjusted downward by as much as $32,000,000 depending upon the occurrence of certain contingencies, which include, among other things, retention of certain customers through mid-1998 and tax-related matters. Management believes that no further adjustment to the selling price will occur. The following financial information summarizes Genix's operations:




--------------------------------------------------------
(IN THOUSANDS)                    1996     1995     1994
========================================================
Operating Revenues
 Non-affiliates                $48,054  $89,907  $72,334
 Affiliates                      6,826   15,254   15,877
                               -------------------------
                                54,880  105,161   88,211
Operating Expenses              50,765   97,165   81,594
                               -------------------------
Operating Income                 4,115    7,996    6,617
                               -------------------------
Other Income and (Deductions)
 Interest expense-affiliate     (1,110)  (2,088)  (1,290)
 Other                            (336)     301      412
                               -------------------------
                                (1,446)  (1,787)    (878)
                               -------------------------
Income Before Income Taxes       2,669    6,209    5,739
Income Tax Provision             1,074    2,622    2,569
                               -------------------------
Net Income                      $1,595   $3,587   $3,170
========================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES



-------------------------------------------------------
                                     JUNE 21,  DEC. 31,
                                     ------------------
(IN THOUSANDS)                           1996      1995
=======================================================

Assets
 Accounts receivable, net             $24,006   $21,723
 Property, plant and equipment, net    33,216    30,717
 Other                                 18,335    15,486
                                     ------------------
                                      $75,557   $67,926
                                     ==================
Liabilities
 Accounts payable                      $9,823    $7,639
 Notes payable-affiliate               27,522    29,386
 Other                                 15,578     9,926
                                     ------------------
                                      $52,923   $46,951
=======================================================


Related party transactions between Genix and other MCN companies are included in the individual captions of the Consolidated Statement of Income as components of both continuing and discontinued operations.

3. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES
MCN has equity interests in several ventures involved in the following businesses: Gas Distribution-47-1/2% owned; Pipelines & Processing-20% to 80% owned; Energy Marketing & Power Generation-50% to 100% owned (includes temporarily controlled entities); Gas Storage-50% owned; and Real Estate & Other-33% to 50% owned. The following is the combined summarized financial information of the joint ventures. No provision for income taxes has been included, since income taxes are paid directly by the joint venture participants.




-------------------------------------------------------------------
(IN THOUSANDS)                               1996     1995     1994
===================================================================

Operating Revenues
    Pipelines & Processing                $64,530   $3,700   $6,589
    Energy Marketing & Power Generation    84,202   27,869   39,597
    Gas Storage                            30,591   31,765   30,656
    Real Estate & Other                    19,937   17,471   11,635
                                         --------------------------
                                         $199,260  $80,805  $88,477
                                         ==========================
Operating Income
    Pipelines & Processing                $21,426   $1,545   $4,575
    Energy Marketing & Power Generation    14,630    3,258    1,744
    Gas Storage                            18,106   18,595   19,261
    Real Estate & Other                     1,914    1,984    1,548
                                         --------------------------
                                          $56,076  $25,382  $27,128
                                         ==========================
Income (Loss) Before Taxes
    Pipelines & Processing                $21,391   $1,546   $4,313
    Energy Marketing & Power Generation       263   (1,353)    (862)
    Gas Storage                            11,872   11,911   13,724
    Real Estate & Other                    (3,332)  (5,202)  (6,518)
                                         --------------------------
                                          $30,194   $6,902  $10,657
                                         ==========================
MCN's Share of Income (Loss)
    Before Taxes
    Pipelines & Processing                $10,590     $628   $1,730
    Energy Marketing & Power Generation         1     (886)  (1,306)
    Gas Storage                             5,978    5,916    6,897
    Real Estate & Other                     1,298     (413)  (1,032)
                                         --------------------------
                                          $17,867   $5,245   $6,289
                                         ==========================
MCN's Share of Income
    Before Taxes by Segment
    Gas Distribution                       $1,256   $1,342   $2,000
    Diversified Energy                     16,611    3,903    4,289
                                         --------------------------
                                          $17,867   $5,245   $6,289
===================================================================



----------------------------------------------------------------------
(IN THOUSANDS)                                          1996      1995
======================================================================
ASSETS
Current Assets
 Gas Distribution                                     $1,834      $210
 Pipelines & Processing                               33,065     1,579
 Energy Marketing & Power Generation                  20,916    13,990
 Gas Storage                                           7,877    10,154
 Real Estate & Other                                   8,964     7,068
                                                    ------------------
                                                      72,656    33,001
                                                    ------------------
Noncurrent Assets
 Gas Distribution                                     36,619    24,430
 Pipelines & Processing                              309,837    71,762
 Energy Marketing & Power Generation                 180,790   180,251
 Gas Storage                                         131,151   135,169
 Real Estate & Other                                 119,203   129,690
                                                    ------------------
                                                     777,600   541,302
                                                    ------------------
                                                    $850,256  $574,303
                                                    ==================
MCN's Share of Total Assets
 Gas Distribution                                    $18,265   $20,532
 Pipelines & Processing                              162,145    31,339
 Energy Marketing & Power Generation                 122,333   116,381
 Gas Storage                                          69,513    72,661
 Real Estate & Other                                  39,824    40,161
                                                    ------------------
                                                    $412,080  $281,074
                                                    ==================
LIABILITIES AND JOINT VENTURES' EQUITY
Current Liabilities
 Gas Distribution                                     $1,036      $994
 Pipelines & Processing                               20,591     1,981
 Energy Marketing & Power Generation                  16,198     9,716
 Gas Storage                                          10,146    12,099
 Real Estate & Other                                   5,253     5,321
                                                    ------------------
                                                      53,224    30,111
                                                    ------------------
Noncurrent Liabilities
 Gas Distribution                                     23,600    15,725
 Pipelines & Processing                                8,455         -
 Energy Marketing & Power Generation                 156,639   176,948
 Gas Storage                                          70,235    75,775
 Real Estate & Other                                  92,723    93,939
                                                    ------------------
                                                     351,652   362,387
                                                    ------------------
Joint Ventures' Equity
 Gas Distribution                                     13,817     7,921
 Pipelines & Processing                              313,856    71,360
 Energy Marketing & Power Generation                  28,869     7,577
 Gas Storage                                          58,647    57,449
 Real Estate & Other                                  30,191    37,498
                                                    ------------------
                                                     445,380   181,805
                                                    ------------------
                                                    $850,256  $574,303
                                                    ==================
MCN's Share of Joint Ventures' Equity
 Gas Distribution                                     $6,675    $6,600
 Pipelines & Processing                              146,356    30,637
 Energy Marketing & Power Generation                  19,637     7,596
 Gas Storage                                          29,322    28,724
 Real Estate & Other                                  17,886    18,681
                                                    ------------------
                                                     219,876    92,238
Advances and other (1)                                45,512    36,788
                                                    ------------------
MCN's investment in and advances to joint ventures  $265,388  $129,026
======================================================================

(1) Differences between MCN's carrying value and its share of the joint ventures' underlying equity interest are being amortized over the useful lives of the related assets which, on a weighted-average basis, equaled 23 years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


4. GAS IN INVENTORY
Inventory gas is priced on a last-in, first-out (LIFO) basis. At December 31, 1996, the replacement cost exceeded the $79,161,000 LIFO cost for 85 Bcf by $269,083,000. At December 31, 1995, the replacement cost exceeded the $71,763,000 LIFO cost for 80 Bcf by $140,835,000. MichCon's current GCR tariff provisions prevent MichCon from retaining any benefits from a lower cost of gas sold resulting from liquidating its LIFO inventory. MichCon's LIFO inventory balance was 74 Bcf and 64 Bcf at December 31, 1996 and 1995, respectively.

5. CREDIT FACILITIES, SHORT-TERM BORROWINGS AND LONG-TERM DEBT
During 1996, MichCon increased its credit lines by $50,000,000 to allow for borrowings of up to $150,000,000 under a 364-day revolving credit facility and up to $150,000,000 under a three-year revolving credit facility. MichCon usually issues commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. Commercial paper outstanding at December 31, 1996 and 1995, totaled $238,251,000 and $194,760,000, at weighted-average interest rates of 5.5% and 5.7%, respectively. This debt is classified as short-term based on management's intent to repay it within one year. Fees are paid to compensate banks for lines of credit.

At December 31, 1996, MCNIC had credit lines permitting borrowings of up to $100,000,000 under a 364-day revolving credit facility and up to $300,000,000 under a three-year revolving credit facility. The facilities support MCNIC's $400,000,000 commercial paper program that was established in 1995. MCNIC has issued commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. Commercial paper used to temporarily finance working capital requirements totaling $68,000,000 and $49,000,000 at December 31, 1996 and 1995, respectively, is classified as short-term based upon management's intent to repay this debt within one year. The remaining commercial paper balance is classified as long-term. Commercial paper borrowings outstanding as of December 31, 1996 and 1995 totaled $329,822,000 and $373,657,000 at weighted-average interest rates of 5.8% and 6.0%, respectively. Fees are paid to compensate banks for lines of credit.

During 1996, MichCon renewed its Trust Demand Note program which allows for borrowings of up to $25,000,000 through March 1997. Borrowings of $25,000,000 were outstanding under this program at December 31, 1996 at an interest rate of 5.9%. No borrowings were outstanding at December 31, 1995.

MCNIC Oil & Gas Company, a subsidiary of MCNIC, established a five-year term loan during 1995 at certain alternative variable rates at MCN's option. The loan allows for borrowings of up to $100,000,000 and is based on MCNIC Oil & Gas Company's proved gas reserves. The balances outstanding at December 31, 1996 and 1995 were at weighted-average interest rates of 5.9% and 6.3%, respectively. The most restrictive provision of the agreement requires MCNIC Oil & Gas Company to maintain a minimum interest coverage ratio.

MichCon has a variable interest rate swap agreement through April 2000 on $12,000,000 of fixed-rate unsecured notes that effectively reduced the cost of this debt from 9.8% to 5.7% for the year ended December 31, 1996. A subsidiary of MichCon has an interest rate swap agreement on the $17,600,000 outstanding balance of its project loan as of December 31, 1996, which effectively fixes the interest rate at 7.5% through February 2003.

Substantially all of the properties of MichCon, totaling approximately $1,100,000,000, serve as collateral for its outstanding first mortgage bonds.

Maturities and sinking fund requirements during the next five years for long-term debt outstanding at December 31, 1996 are $81,900,000 in 1997, $22,200,000 in 1998, $261,800,000 in 1999, $133,800,000 in 2000 and $81,800,000
in 2001. In addition, the long-term commercial paper balance outstanding at December 31, 1996 is supported by the three-year credit facility that expires in 1998.

The following long-term debt was issued during early 1997
(in thousands):


-------------------------------------------------------
ISSUE DATE    DESCRIPTION              AMOUNT ISSUED
=======================================================
January 1997  MCNIC Medium-Term Notes
              6.89%, due January 2002       $ 90,000
              7.12%, due January 2004         60,000
=======================================================


6. PREFERRED SECURITIES AND COMMON STOCK
a. TRUST ORIGINATED PREFERRED SECURITIES (TOPrS)
In 1996, MCN Financing I (MCN Financing), a business trust wholly-owned by MCN, was formed for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN. In July 1996, the trust issued 3,200,000 shares of 8-5/8% TOPrS, at the liquidation preference value of $25 per share. MCN Financing invested the $80,000,000 of gross proceeds from the issuance of the TOPrS, as well as $2,474,250 of proceeds from the issuance of common securities to MCN in an equivalent amount of 8-5/8% Junior Subordinated Debentures of MCN due 2036. The $82,474,250 of Junior Subordinated Debentures are the sole assets of the trust. Holders of the preferred securities are entitled to receive cumulative dividends at an annual rate of 8-5/8% of the liquidation preference value. Dividends are payable quarterly and in substance are tax deductible by MCN. Financing costs were deferred and reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method over 40 years.

MCN has the right to extend interest payment periods on the debentures for up to 20 consecutive quarters. As a consequence, quarterly dividend payments on the preferred securities can be deferred by MCN Financing during any such

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

interest payment period. In the event that MCN exercises this right, MCN may not declare dividends on its common stock. With MCN's consent, the preferred securities are redeemable at the option of MCN Financing, in whole or in part, during or after July 2001. In addition, upon final maturity of the debentures, MCN Financing is required to redeem the preferred securities.

In the event of default, holders of the preferred securities will be entitled to exercise and enforce MCN Financing's creditor rights against MCN, which may include acceleration of the principal amount due on the debentures. MCN has issued a guaranty with respect to the preferred securities that, when taken together with MCN's obligations under the debentures, the related indenture, and the trust documents, provides a full and unconditional guaranty of MCN Financing's obligations under the TOPrS.

In October 1996, MCN entered into two five-year variable interest rate swap agreements with a combined notional amount of $80,000,000. The swap agreements effectively reduced the TOPrS fixed dividend rate from 8-5/8% to 7.9% for the three months ended December 31, 1996.

b. PREFERRED REDEEMABLE INCREASED DIVIDEND EQUITY
   SECURITIES (PRIDES)
In April 1996, MCN issued 5,865,000 PRIDES yielding 8-3/4% with a stated amount of $23.00 per security. Each security represents a contract to purchase MCN common stock in April 1999, or earlier under certain limited circumstances. Proceeds from the issuance totaling approximately $135,000,000 were used to acquire 6.5% U.S. Treasury Notes underlying the security as subsequently discussed. Accordingly, MCN received no cash from issuing the PRIDES.

Under each security, MCN is obligated to sell and the PRIDES holder is obligated to purchase for $23.00, between .8333 of a share and one share of MCN common stock. The exact number of MCN common shares to be sold is dependent on the market value of a share in April 1999. However, the total number to be sold will not be less than 4,887,500 shares or more than 5,865,000 shares.

MCN is also obligated to pay the PRIDES holders a semi-annual yield enhancement payment at an annual rate of 2-1/4% of the stated amount. MCN has recorded the present value of the yield enhancement payments, totaling $8,243,000, as a liability and a reduction to Common Shareholders' Equity on MCN's Consolidated Statement of Financial Position. The liability is reduced when the yield enhancement payments are paid. MCN has the right to defer the yield enhancement payments, in which case MCN cannot declare dividends on its common stock until the yield enhancement payments have been made. In addition, MCN has incurred costs of $6,249,000 in conjunction with the issuance of PRIDES and similarly has recorded the costs as a reduction to Common Shareholders' Equity.

The Treasury Notes underlying the securities are pledged as collateral to secure the PRIDES holders' obligation to purchase MCN common stock under the stock purchase contract. At maturity in April 1999, the principal received from the U.S. Treasury Notes will be used to satisfy the PRIDES holders' obligation in full. Neither the PRIDES nor the U.S. Treasury Notes are included on MCN's Consolidated Statement of Financial Position. However, the issuance of common stock will be reflected when cash proceeds totaling approximately $135,000,000 are received by MCN in April 1999.

c. REDEEMABLE CUMULATIVE PREFERRED SECURITIES
In 1994, MCN Michigan Limited Partnership (MCN Michigan), a limited partnership of which MCN is a 1% general partner, issued 4,000,000 shares of 9-3/8% Redeemable Cumulative Preferred Securities, Series A, at the liquidation preference value of $25 per share. Holders of the securities are entitled to receive dividends at an annual rate of 9-3/8% of the liquidation preference value. Dividends are payable monthly and in substance are tax deductible by MCN. Gross proceeds of the issuance totaled $100,000,000 and were loaned to MCN. Financing costs were deferred and reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method over 30 years. MCN has the right under the loan agreement to extend interest payment periods for up to 60 months, and as a consequence, monthly dividend payments on the preferred securities can be deferred by MCN Michigan during any such interest payment period. In the event that MCN exercises this right, MCN may not declare dividends on its common stock. With MCN's consent, the preferred securities are redeemable at the option of MCN Michigan, in whole or in part, for $25 per share on or after November 30, 1999. In addition, upon final maturity of the loan in 2024, MCN Michigan is required to redeem the preferred securities. In the event of default, holders of the preferred securities will be entitled to exercise and enforce MCN Michigan's creditor rights against MCN, which may include acceleration of the principal amount of the loan.

At December 31, 1995, MichCon had 104,732 shares outstanding of Redeemable Cumulative Preferred Stock, $2.05 Series. In January 1996, MichCon redeemed all outstanding shares at the sinking fund redemption price of $25 per share.

MCN is authorized to issue 25,000,000 shares of no par value preferred stock, and MichCon is authorized to issue 4,000,000 shares of preference stock with a par value of $1 per share. At December 31, 1996, no issuances of preferred or preference stock were made under these authorizations.

d. COMMON STOCK
MCN issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. The number of shares issued was approximately 926,000 in 1996, 858,000 in 1995 and 855,000 in 1994,
generating net proceeds of $17,300,000, $16,500,000, and $15,400,000, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


In 1995, MCN sold 5,750,000 shares of new common stock in a public offering, generating net proceeds of approximately $99,000,000.

e. STOCK INCENTIVE PLAN
MCN's Stock Incentive Plan authorizes the use of performance units, restricted stock or other stock-related awards to key employees, primarily management. MCN's current policy is to issue performance units which encourage a strategic focus on long-term performance and have a high employee retention value. The performance units are denominated in shares of MCN common stock and issued to employees based on total shareholder return over a six-year period, as compared to a group of peer companies. The initial number of performance units granted is based on total shareholder return during the previous three-year period. Participants receive dividend equivalents on the units granted. The initial grants will be adjusted upward or downward based on total shareholder return for the subsequent three-year period. The final awards are then payable in shares of common stock, 50% of which must be retained by the recipient while employed by MCN.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement requires expanded disclosures about stock-based employee compensation and encourages a fair value-based method of accounting for such compensation for fiscal years beginning after December 15, 1995. During the fourth quarter of 1996, MCN adopted the recommended fair value-based method of accounting for its stock-based compensation plans. Due to the immaterial effect of adoption, prior 1996 quarterly periods will not be restated.

During February 1996, MCN granted 301,616 performance units with a weighted-average grant date fair value of $24.625 per unit. During February 1995 and 1994, MCN granted 370,920 and 322,820 performance units, respectively. In May 1996, MCN modified the 1995 and 1994 performance units granted to allow limited acceleration in the vesting of the awards. As a result, the 1995 and 1994 awards also have been accounted for under the recognition provisions of SFAS No. 123 from the date of modification. The weighted-average modification date fair value for both the 1995 and 1994 awards was $24.875 per unit. Upon adoption of SFAS No.123, the previously accrued liability of $23,852,000 relating to the 1996, 1995 and 1994 performance units was reclassified to Additional Paid-in Capital. The unrecognized costs of all outstanding performance units is being recorded as compensation expense and Additional Paid-in Capital over the remaining vesting period. Stock-based compensation cost recognized during 1996, 1995 and 1994 for all awards outstanding totaled $14,055,000, $15,076,000 and $7,182,000, respectively. At December 31, 1996, there were 2,773,788 shares available to be issued under the Stock Incentive
Plan.

f. SHAREHOLDERS' RIGHTS PLAN
One preferred share purchase right is attached to each outstanding share of common stock. The rights, which cannot be traded separately from MCN's common stock, are designed to protect shareholders from coercive or unfair takeover tactics. The rights are exercisable only upon certain triggering events and expire in January 2000.

7. COMMITMENTS AND CONTINGENCIES
a. GUARANTIES
In 1990, MCN issued a guaranty in conjunction with a Genix building lease expiring no later than 2010. The lease agreement does not allow MCN to transfer its obligation under the guaranty to ACS, who acquired Genix in June 1996 (Note
2d). However, ACS is obligated to reimburse MCN for any payments made as a result of this guaranty. Obligations under the guaranty approximated $15,000,000 at December 31, 1996.

During 1996, MCN acquired a 47.5% interest in a partnership that owns and operates a natural gas transmission and distribution system located in southern Missouri. Construction financing was obtained that allows for borrowings of up to $25,000,000. MCN has issued a guaranty for the full amount of this financing, and one of the parties to the partnership is obligated to reimburse MCN for 50% of any payments made as a result of this guaranty. The guaranty will remain in place until permanent financing is established which is anticipated to be in late 1997. Borrowings under the construction loan totaled $23,600,000 at December 31, 1996.

A MichCon subsidiary and an unaffiliated corporation have formed a series of partnerships which are engaged in the construction and development of a residential community on the Detroit riverfront (Harbortown). One of the partnerships obtained $12,000,000 of tax-exempt financing due June 2004 through the Michigan State Housing Development Authority. Both partners and their parent corporations have issued guaranties for the full amount of this financing, and each parent corporation has agreed to reimburse the other for 50% of any payments made as a result of these guaranties.

b. ENVIRONMENTAL MATTERS
Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns, or previously owned, 17 such former manufactured gas plant (MGP) sites.

During the mid-1980s, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to byproducts of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality. None of these former MGP sites is on the National Priorities List prepared by the U.S. Environmental Protection Agency.

MichCon is not involved in any administrative proceedings regarding these former MGP sites but is currently remediating

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

a former MGP site in Muskegon, Michigan. The remedy consists of limited excavation and disposal of soils, a new soil cover and long-term groundwater monitoring. More extensive investigations are underway at seven other sites.

In 1984, MichCon established an $11,700,000 reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for reasonable and prudent investigation and remediation costs incurred at former MGP sites in excess of this reserve.

MCN employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. MCN has notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites. In 1996, MichCon received payments from certain carriers and expects additional insurance recoveries over the next several years. The findings of these investigations indicate that the estimated total expenditures for investigation and remediation at all 17 former MGP sites will be between $30,000,000 and $170,000,000 based on undiscounted 1995 costs. As a result of these studies, MCN accrued an additional liability and corresponding regulatory asset of $35,000,000 during 1995.

During 1996, 1995 and 1994, MCN spent $900,000, $2,100,000 and $600,000, respectively, investigating these former MGP sites. At December 31, 1996, the reserve balance was $37,576,000, of which $2,576,000 was classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs and therefore have an effect on MCN's financial position and cash flows. However, management believes insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MCN's results of operations.

c. COMMITMENTS
To ensure a reliable supply of natural gas at competitive prices, MCN has entered into long-term purchase and transportation contracts with various suppliers and producers. In general, purchase prices under these contracts are determined by formulas based on market prices. In 1997, MCN has firm purchase commitments for approximately 248 Bcf of gas, approximately 132 Bcf of which are MichCon purchase commitments. MCN expects sales to exceed its minimum purchase commitments. MCN is also committed to pay demand charges of approximately $98,900,000 during 1997 related to firm purchase and transportation agreements. Of this total, approximately $56,000,000 relates to Gas Distribution and is recoverable through the GCR mechanism.

Capital investments for 1997 are estimated to be more than $800,000,000. Certain commitments have been made in connection therewith.

d. OTHER
MichCon receives a significant amount of its heating assistance funding from the federal Low-Income Home Energy Assistance Program (LIHEAP). During 1995, Congress reduced a substantial portion of the program's funding for the 1996 fiscal year and had proposed to eliminate all funding in future years. The state of Michigan's share of LIHEAP funds was reduced from $78,000,000 in fiscal year 1995 to $47,500,000 in 1996. During October 1996, President Clinton signed an Omnibus Spending Bill passed by Congress that provided for $1,000,000,000 in LIHEAP funding, which increases the 1997 funding $100,000,000 over 1996 levels. During February 1997, the President released his proposed budget which provides for federal LIHEAP funding of $1,000,000,000 annually through fiscal year 2002. A portion of any future increase or decrease in funding may impact uncollectible gas accounts.

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

8. REGULATORY ASSETS AND LIABILITIES
MCN's Gas Distribution operations are subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, several regulatory assets and liabilities are recorded in MCN's financial statements. Regulatory assets represent costs that will be recovered from customers through the ratemaking process. Regulatory liabilities represent benefits that will flow through to customers as refunds or reduced rates.

The following regulatory assets and liabilities were reflected in the Consolidated Statement of Financial Position as of December 31:

--------------------------------------------------------------------------------
(IN THOUSANDS)                                      1996      1995
================================================================================
Regulatory Assets:
 Accrued gas cost recovery revenues               $ 27,672  $      -
 Deferred postretirement benefit costs (Note 10b)    5,559    13,112
 Deferred environmental costs (Note 7b)             31,233    35,000
 Unamortized loss on retirement of debt              9,237     9,773
 Conservation programs                               2,908     7,792
 Other                                               1,681     6,242
                                                  ------------------
                                                  $ 78,290  $ 71,919
                                                  ==================
Regulatory Liabilities:
 Unamortized investment tax credit                $ 34,919  $ 36,797
 Tax benefits amortizable to customers             116,496   114,668
 Other                                                 405       785
                                                  ------------------
                                                  $151,820  $152,250
================================================================================


Gas Distribution currently has regulatory precedents and orders in effect that provide for the probable recovery or refund of its regulatory assets and liabilities. Future regulatory changes or

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

changes in the competitive environment could result in MCN discontinuing the application of SFAS No. 71 for all or part of its business and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery or refund. If MCN were to have discontinued the application of SFAS No. 71 as of December 31, 1996, it would have had an extraordinary noncash increase to net income of approximately $48,000,000. Management believes evidence currently available supports the continued application of SFAS No. 71.

9. CAPITAL AND OPERATING LEASES
MCN leases certain property (principally office buildings, a warehouse and a parking structure) under lease arrangements expiring at various dates to 2006, with renewal options extending beyond that date. Portions of the office buildings and parking structure are subleased to various tenants.

The gross amount of assets and related accumulated depreciation at December 31, 1996 were $36,034,000 and $12,516,000, respectively. The gross amount of assets recorded under capital leases and related accumulated depreciation at December 31, 1995 were $34,978,000 and $11,266,000, respectively.

Minimum rental commitments under noncancelable leases at December 31, 1996 are as follows:

-----------------------------------------------------------------
                                          CAPITAL    OPERATING
(IN THOUSANDS)                             LEASES     LEASES
=================================================================
1997                                   $   4,757   $  4,934
1998                                       4,509      4,818
1999                                       4,205      4,718
2000                                       3,416      4,315
2001                                       2,911      4,374
2002 and thereafter                        7,558      9,293
                                      ---------------------------
Total minimum lease payments              27,356   $ 32,452
                                                  ===============
Less: Amount representing interest         7,860
                                      ------------
Present value of minimum lease
 payments                                 19,496
Less: Current portion                      2,871
                                      ------------
Long-term obligations                  $  16,625
=================================================================


Total minimum lease payments for capital and operating leases have not been reduced by future minimum sublease rentals of $8,743,000 and $2,207,000, respectively, under noncancelable subleases.

Capital and operating lease payments of continuing operations for the years ended December 31 consist of the following:


---------------------------------------------------
(IN THOUSANDS)             1996    1995    1994
===================================================
Capital lease expense:
 Depreciation expense    $ 1,632  $ 1,526  $ 1,140
 Interest expense          2,051    2,057    2,087
                        ---------------------------
                         $ 3,683  $ 3,583  $ 3,227
                        ===========================
Operating lease expense  $ 5,243  $ 4,860  $ 3,063
===================================================


10. RETIREMENT BENEFITS
a. PENSION PLAN BENEFITS
Separate defined benefit retirement plans are maintained for union and nonunion employees. The plans are noncontributory, cover substantially all employees and provide for normal retirement at age 65, but with the option to retire earlier or later under certain conditions. The plans provide pension benefits that are based on the employee's compensation and years of credited service. MCN's funding policy is to fund each year's actuarially determined funding requirements of the plans, subject to regulations issued by the Internal Revenue Service. Currently, these plans meet the full funding limitations of the Internal Revenue Code. Accordingly, no contributions for the 1996, 1995 or 1994 plan years were made, and none are expected to be made for the 1997 plan year.

Net pension cost for these plans included the following components:


---------------------------------------------------------------------
(IN THOUSANDS)                          1996       1995      1994
=====================================================================
Service cost-benefits earned during
 the period                          $  11,194  $   9,318  $ 12,854
Interest cost on projected
 benefit obligation                     34,223     32,061    30,450
Net amortization and deferral           16,111     65,883   (60,508)
Actual (return) loss on plan assets    (79,912)  (123,952)   15,461
                                    ---------------------------------
Net pension credit                   $ (18,384) $ (16,690) $ (1,743)
=====================================================================


The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as prepaid pension cost in the Consolidated Statement of Financial Position:


-------------------------------------------------------------------------
(IN THOUSANDS)                                          1996       1995
=========================================================================
Measurement date                                     Oct. 31    Oct. 31
Actuarial present value of:
 Accumulated vested benefit obligation             $ 358,952  $ 357,377
 Accumulated nonvested benefit obligation             29,235     33,850
                                                 ------------------------
 Total accumulated benefit obligation              $ 388,187  $ 391,227
                                                 ========================
 Projected benefit obligation for
    service rendered to date                       $ 444,937  $ 456,309
Plan assets at measurement date                      723,493    670,629
                                                 ------------------------
Plan assets in excess of projected
 benefit obligation                                  278,556    214,320
Unrecognized net asset at transition                 (40,099)   (45,139)
Unrecognized prior service cost                       (1,506)    (1,662)
Unrecognized net gain                               (194,648)  (143,692)
                                                 ------------------------
Prepaid pension cost                               $  42,303  $  23,827
=========================================================================


In determining the actuarial present value of the projected benefit obligation, the weighted average discount rate was 8% for 1996 and 7.5% for 1995. The rate of increase in future compensation levels used was 5% for 1996 and 1995. The expected long-term rate of return on plan assets, which are invested primarily in equity and fixed income securities, was 9.25%, 9% and 7.5% for 1996, 1995 and 1994, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

MCN and its subsidiaries also sponsor defined contribution retirement savings plans. Participation in one of these plans is available to substantially all union and nonunion employees. The company matches employee contributions up to certain predefined limits based upon salary and years of credited service. The cost of these plans for continuing operations was $6,100,000 in 1996, $6,000,000 in 1995 and $5,600,000 in 1994.

b. OTHER POSTRETIREMENT BENEFITS
MCN provides certain healthcare and life insurance benefits for retired employees who may become eligible for these benefits if they reach retirement age while working for MCN. These benefits are currently being accounted for under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the use of accrual accounting. Upon adoption of SFAS No. 106, MCN deferred postretirement costs related to Gas Distribution (in excess of claims paid) until January 1994 when new rates to recover such costs became effective. The deferred costs are being amortized through 1997.

MCN's policy is to fund its postretirement benefit costs to the extent such amounts are recoverable in Gas Distribution rates. Separate qualified Voluntary Employees' Beneficiary Association (VEBA) trusts exist for union and nonunion employees. Funding to the VEBA trusts totaled $41,918,000, $27,504,000 and $8,345,000 in 1996, 1995 and 1994, respectively. The expected long-term rate of return on plan assets, which are invested in life insurance policies, equity securities and fixed income securities, was 9.1%, 8.9% and 7.4% for 1996, 1995 and 1994, respectively.

Net postretirement cost for the years ended December 31 includes the following components:


--------------------------------------------------------------------------------
(IN THOUSANDS)                            1996      1995      1994
================================================================================
Service cost-benefits earned
 during the period                     $  4,541   $  5,345  $  7,859
Interest cost on accumulated
 benefit obligation                      16,826     18,815    21,749
Amortization of transition obligation    13,587     13,810    14,601
Net amortization and deferral            (1,936)     7,396    (2,607)
Actual (return) loss on plan assets     (12,268)   (15,670)      489
                                       -----------------------------
Total postretirement cost                20,750     29,696    42,091
Regulatory adjustment                     7,553      7,558     4,942
                                       -----------------------------
Net postretirement cost                $ 28,303   $ 37,254  $ 47,033
================================================================================

The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as accrued postretirement cost in the Consolidated Statement of Financial Position:

--------------------------------------------------------------------------------
(IN THOUSANDS)                                     1996         1995
================================================================================
Measurement date                                    OCT. 31     OCT. 31
Accumulated postretirement benefit obligation:
 Retirees                                         $ 140,310  $  156,944
 Fully eligible active participants                  26,178      29,057
 Participants with less than 30 years of service     56,726      67,094
                                                  ---------------------
                                                    223,214     253,095
Plan assets at measurement date                     126,716      74,295
                                                  ---------------------
Accumulated postretirement benefit obligation
 in excess of plan assets                           (96,498)   (178,800)
Unrecognized transition obligation                  217,261     232,248
Unrecognized net gain                              (111,030)    (75,130)
Contributions made after measurement date             7,212       6,131
                                                  ---------------------
Accrued postretirement asset (liability)          $  16,945  $  (15,551)
================================================================================

The rate at which healthcare costs are assumed to increase is the most significant factor in estimating MCN's postretirement benefit obligation. MCN used a rate of 6.5% for 1997 and a rate that gradually declines each year until it stabilizes at 5% in 2003. A one percentage point increase in the assumed rates would increase the accumulated postretirement benefit obligation at December 31, 1996 by 9% and increase the sum of the service cost and interest cost by 8% for the year then ended. The discount rate used in determining the accumulated postretirement benefit obligation was 8% and 7.5% for 1996 and 1995, respectively.

11. RISK MANAGEMENT ACTIVITIES AND DERIVATIVE FINANCIAL
    INSTRUMENTS
MCN manages commodity price and interest rate risk through the use of various derivative instruments and limits the use of such instruments to hedging activities. If MCN did not use derivative instruments, its exposure to such risk would be higher. Although this strategy reduces risk, it also limits potential gains from favorable changes in commodity prices and interest rates. Derivative instruments also give rise to credit risks due to nonperformance by counterparties. MCN's control procedures are designed to minimize overall exposure to credit risk. MCN closely monitors the financial condition and credit rating of counterparties, diversifies its risk by having a significant number of counterparties, and limits its counterparties to investment grade institutions. MCN generally requires cash collateral when exposure to the counterparty exceeds certain limits, and its agreements with each counterparty generally allow for the netting of positive and negative positions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP Inc. AND SUBSIDIARIES

Commodity price and interest rate risks are actively monitored by a risk control group to ensure compliance with MCN's risk management policies at both the corporate and subsidiary levels. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given MCN's objectives, strategies and current market conditions. Derivative instruments are reviewed periodically to ensure that they continue to effectively reduce exposure to commodity price and interest rate risks. MCN closely monitors and manages its exposure to commodity price risk through a variety of risk management techniques. MCN's objective is to manage its exposure to commodity price risk to increase the likelihood of achieving targeted rates of return.

A. COMMODITY PRICE HEDGING
Natural gas and oil futures, options and swap agreements are used to manage Diversified Energy's exposure to the risk of market price fluctuations on gas sale and purchase contracts, gas and oil production and gas inventories. MichCon has not used financial derivatives to hedge natural gas prices. Changes in the market value of contracts that hedge gas supply transactions are deferred and included in inventory costs until the hedged transaction is completed, at which time the realized gain or loss is included in the cost of gas. Market value changes of contracts that hedge gas and oil sales transactions also are deferred and recorded as a deferred credit or deferred charge until the hedged transaction is completed, at which time the realized gain or loss is included as an adjustment to revenues.

The following assets and liabilities related to the use of gas and oil swap agreements are reflected in the Consolidated Statement of Financial Position at December 31.


------------------------------------------------------------
(IN THOUSANDS)                            1996        1995
============================================================
Deferred Swap Losses and Receivables:
 Unrealized losses                     $  53,166    $  18,084
 Deferred receivables                     11,885       37,345
                                       ----------------------
                                          65,051       55,429
 Less-Current portion                          -          622
                                       ----------------------
                                       $  65,051    $  54,807
                                       ======================
Deferred Swap Gains and Payables:
 Unrealized gains                      $   5,519    $  35,514
 Deferred payables                        64,641       25,532
                                       ----------------------
                                          70,160       61,046
 Less-Current portion                     21,795        9,123
                                       ----------------------
                                       $  48,365    $  51,923
=============================================================


The following table of natural gas and oil swap agreements outstanding at December 31 is summarized by fixed or variable prices to be received. Notional amounts represent the volume of transactions valued at the fixed or variable price that MCN has contracted to obtain. Notional amounts do not represent the amounts exchanged by the parties to the swaps, and therefore do not reflect MCN's exposure to commodity price or credit risks.



-----------------------------------------------
(IN THOUSANDS OF DOLLARS)        1996      1995
===============================================

Fixed Price Receiver:
   Volumes (Bcf equivalent)     355.7     278.4
   Notional value            $790,549  $635,017
   Latest maturity               2008      2008
Variable Price Receiver:
   Volumes (Bcf equivalent)      58.8      73.8
   Notional value            $140,080  $149,654
   Latest maturity               2006      2006
===============================================


In addition, at December 31, 1996, MCN had futures contracts that permit settlement by delivery of the underlying commodity of 46.7 Bcf with unrealized gains of $7,899,000 and 23.9 Bcf with unrealized losses of $2,351,000. Futures contracts of 53.9 Bcf with unrealized gains of $2,995,000 and 1.0 Bcf with unrealized losses of $568,000 were outstanding at December 31, 1995.

Collateral in the form of cash and letters of credit totaling $8,900,000 were provided under hedging contracts at December 31, 1996.

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

At December 31, 1996, MCN had interest rate swap agreements with notional principal amounts totaling $109,600,000 (Notes 5 and 6a) and a weighted average remaining life of 4.6 years. At December 31, 1995, the notional principal amount of outstanding interest rate swaps totaled $31,360,000. The notional principal amounts are used solely to calculate amounts to be paid or received under the interest rate swap agreements and approximate the principal amount of the underlying debt being hedged.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


12. FAIR VALUE OF FINANCIAL AND OTHER SIMILAR INSTRUMENTS
MCN has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in developing the estimates of the fair value of financial instruments and therefore, the values are not necessarily indicative of the amounts that MCN could realize in a current market exchange. The carrying amounts of certain financial instruments such as notes payable and customer deposits are assumed to approximate fair value due to their short-term nature.

The carrying amount and fair value of other financial instruments consist of the following:


---------------------------------------------------------------------------------------
                                         1996                       1995
                                 CARRYING    ESTIMATED       CARRYING    ESTIMATED
(IN THOUSANDS)                   AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
=======================================================================================
Assets:
Notes receivable and
 advances                   $    17,713   $     17,713    $  6,550     $      6,550
Liabilities and
 Shareholders' Equity:
Long-term debt,
 excluding capital
 lease obligations            1,235,415      1,264,836     974,875        1,018,096
Redeemable cumulative
 preferred securities,
 including current portion      173,809        184,109      99,067          109,133
Derivative Financial
 and Other Similar
 Instruments: (Note 11)
Natural gas and oil swaps:
 with unrealized gains            5,519          5,519      35,514           35,514
 with unrealized losses          53,166         53,166      18,084           18,084
Natural gas and oil futures:
 with unrealized gains            7,899          7,899       2,995            2,995
 with unrealized losses           2,351          2,351         568              568
Interest rate swaps:
 with unrealized gains                           1,154                        1,778
 with unrealized losses                            476                          927
=======================================================================================

The fair values are determined based on the following:

Notes receivable and advances-interest rates available to MCN for investments with similar maturities and credit quality assumptions.

Long-term debt-interest rates available to MCN for issuance of debt with similar terms and remaining maturities.

Redeemable cumulative preferred securities-quoted market prices on the New York Stock Exchange.

Natural gas and oil and interest rate swaps and futures-estimated amounts that MCN would receive or pay to terminate the swap agreements and futures, taking into account current gas and oil prices, interest rates and the creditworthiness of the counterparties.

Guaranties (Note 7a)-estimated cost to terminate the southern Missouri project guaranty is immaterial. Management is unable to practicably estimate the fair value of the Harbortown and Genix guaranties due to the nature of the transactions.

The fair value estimates presented herein are based on information available to management as of December 31, 1996 and 1995. Management is not aware of any subsequent factors that would significantly affect the estimated fair value amounts.

13. SUMMARY OF INCOME TAXES
MCN files a consolidated federal income tax return. The income tax provisions or benefits of MCN's subsidiaries are determined on an individual company basis. The subsidiaries record income tax payable or receivable from MCN resulting from the inclusion of its taxable income or loss in MCN's consolidated tax return.


 ----------------------------------------------------------------------------
 (IN THOUSANDS)                                   1996     1995     1994
 ============================================================================
 Effective federal income tax rate                23.4%    27.6%    26.1%
                                           ==================================
 Income taxes consist of:
     Current provision                      $      603  $ (4,600)  $ 46,466
     Deferred provision, net                    53,528    53,087     (9,218)
     Federal tax credits                       (15,878)  (11,271)    (7,872)
     Investment tax credits, net                (1,878)   (1,886)    (1,886)
                                           ----------------------------------
                                            $   36,375  $ 35,330   $ 27,490
                                           ==================================
 Reconciliation between statutory and
  actual income taxes:
 Statutory federal income taxes
  at a rate of 35%                          $   52,130  $ 44,975   $ 35,730
 Adjustments to federal tax expense:
     Excess of book over tax depreciation        6,367     7,365      6,119
     Adjustments to federal income taxes
       provided in prior periods                (3,369)   (1,337)    (3,303)
     Amortization of investment tax credit      (1,878)   (1,886)    (1,886)
     Federal tax credits                       (15,878)  (11,271)    (7,872)
     Other, net                                   (997)   (2,516)    (1,298)
                                           ----------------------------------
 Total income taxes                         $   36,375  $ 35,330   $ 27,490
 ============================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. The alternative minimum tax credits may be carried forward indefinitely. The tax effect of temporary differences that gave rise to MCN's deferred tax assets and liabilities consisted of the following:


--------------------------------------------------------------------------------
 (IN THOUSANDS)                                     1996            1995
================================================================================
Deferred tax assets:
  Uncollectibles                                $  6,359        $  5,249
  Vacation and other benefits                     13,127          10,288
  Alternative minimum tax credit carryforward     34,711          11,120
  Other                                            9,432           8,300
                                                ------------------------
                                                  63,629          34,957
                                                ------------------------
Deferred tax liabilities:
  Depreciation and other property related basis
        differences, net                         175,213         126,045
  Property taxes                                  11,178          14,156
  Postretirement benefit                           9,186           2,783
  Gas cost recovery undercollection                8,455           1,785
  Other                                           24,130          22,718
                                                ------------------------
                                                 228,162         167,487
                                                ------------------------
 Net deferred tax liability                      164,533         132,530
 Less: Net deferred tax liability-current         14,695           6,634
                                                ------------------------
 Net deferred tax liability-noncurrent          $149,838        $125,896
================================================================================


14. SUPPLEMENTARY INFORMATION FOR GAS AND OIL PRODUCING ACTIVITIES (UNAUDITED) The following information was prepared in accordance with SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" and related SEC accounting rules.


<Capital>
Capitalized Costs
--------------------------------------------------------------------------------
(IN THOUSANDS)                                             1996       1995
================================================================================
Proved properties                                     $  771,817  $  477,411
Unproved properties                                      210,084      99,399
                                                      ----------------------
                                                         981,901     576,810
Accumulated depreciation, depletion and amortization      79,426      34,895
                                                      ----------------------
Net capitalized costs                                 $  902,475  $  541,915
================================================================================


CAPITALIZED COSTS EXCLUDED FROM AMORTIZATION
Unproved properties held by MCN are excluded from amortization until they have been evaluated. A summary of costs excluded from amortization at December 31, 1996, and the year in which they were incurred, follows:

--------------------------------------------------------------------------------
                                                  YEAR COSTS INCURRED
                                        -----------------------------------
                                                                     1994 &
(IN THOUSANDS)                TOTAL          1996       1995          PRIOR
================================================================================

Acquisition                $   144,976  $  113,035   $   23,701  $    8,240
Exploration                     65,108      52,812       12,079         217
                          ------------------------------------------------------
                           $   210,084  $  165,847   $   35,780  $    8,457
================================================================================


The acquisition amount includes all costs incurred to purchase or lease property with unproved reserves.



COSTS INCURRED
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31-
(IN THOUSANDS)                              1996         1995          1994
================================================================================
Acquisition:
     Proved properties                  $  60,340   $  114,956      $  86,571
     Unproved properties                  136,142       46,984         40,365
                                        ----------------------------------------
                                          196,482      161,940        126,936
Exploration                                65,160       39,106         14,921
Development                               120,569       98,099         44,362
                                        ----------------------------------------
                                        $ 382,211   $  299,145     $  186,219
================================================================================

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
(IN THOUSANDS)                              1996            1995       1994
================================================================================
Operating revenues:
  Unaffiliated customers                $  94,615   $      32,089  $   14,532
  Affiliated customers                     43,326          37,091      18,375
                                        ----------------------------------------
                                          137,941          69,180      32,907
                                        ----------------------------------------
Production costs                           48,255          18,447       8,697
Depreciation, depletion and amortization   44,469          22,518      10,800
                                        ----------------------------------------
                                           92,724          40,965      19,497
                                        ----------------------------------------
Income before income taxes                 45,217          28,215      13,410
                                        ----------------------------------------
Income taxes:
  Income tax provision                     16,438           9,805       4,674
  Federal tax credits                     (15,878)        (11,271)     (7,872)
                                        ----------------------------------------
                                              560          (1,466)     (3,198)
                                        ----------------------------------------
Results of operations,
 excluding corporate and interest costs $  44,657   $      29,681  $   16,608
================================================================================


RESERVE QUANTITY INFORMATION

MCN's proved reserves are located in the United States. The estimated quantities of proved reserves disclosed below are based upon estimates by MCN's independent petroleum engineers.


--------------------------------------------------------------------------------
                                         1996                   1995
--------------------------------------------------------------------------------
                                   GAS           OIL      GAS         OIL
                                  (MMCF)        (MBBL)    (MMCF)     (MBBL)
================================================================================
Proved developed and
  undeveloped reserves:
Beginning of year                  858,381     4,685    421,988        1,161
  Revisions of
    previous estimates               3,274       304    (34,581)         859
  Extensions and discoveries       204,277     1,985    188,568          730
  Production                       (57,203)   (1,086)   (31,420)        (388)
  Purchases of minerals
    in place                       129,000    11,326    313,826        2,323
                              --------------------------------------------------
  End of year                    1,137,729    17,214    858,381        4,685
                              ==================================================
Proved developed reserves:
  Beginning of year                563,395     3,349    247,992        1,042
  End of year                      688,995     9,554    563,395        3,349
================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


Standardized Measure of Discounted Future Net Cash Flows

The following presentation of the standardized measure of discounted future net cash flows is intended to be neither a measure of the fair market value of MCN's gas and oil properties, nor an estimate of the present value of actual future cash flows to be obtained as a result of their development and production. It is based upon subjective estimates of proved reserves only and attributes no value to categories of reserves other than proved reserves, such as probable or possible reserves, or to unproved acreage. Furthermore, as it is based on year end prices and costs adjusted only for existing contractual arrangements (Note 11) and assumes an arbitrary annual discount rate of 10%, it does not reflect the impact of future price and cost changes. Future income tax expenses were computed by applying statutory tax rates, adjusted for permanent differences and tax credits, to estimated future pre-tax net cash flows.

The standardized measure is intended to provide a better means for comparing the value of MCN's proved reserves at a given time with those of other gas and oil producing companies than is provided by a simple comparison of raw proved reserve quantities.

-----------------------------------------------------------------------------------------------------
(IN THOUSANDS)                          1996                      1995                    1994
=====================================================================================================
Future revenues                     $  3,867,785             $  2,143,506           $   1,084,046
Future production costs                1,322,108                  860,134                 342,564
Future development costs                 340,190                  199,284                  66,256
                                   ------------------------------------------------------------------
Future net cash flows
 before income taxes                   2,205,487                1,084,088                 675,226
Discount to present value at 10%       1,139,507                  536,405                 357,120
                                   ------------------------------------------------------------------
Present value of future net cash
 flows before income taxes             1,065,980                  547,683                 318,106
Future income taxes discounted at
 10%                                     226,913                   88,954                  56,329
Future tax credits discounted
 at 10%                                  (62,207)                 (63,178)                (49,288)
                                   ------------------------------------------------------------------
Standardized measure of discounted
 future net cash flows               $   901,274              $   521,907            $    311,065
=====================================================================================================

The principle sources of change in the standardized measure of discounted future net cash flows were as follows:

--------------------------------------------------------------------------------------
(IN THOUSANDS)                                           1996                 1995
======================================================================================
Beginning of year                                    $  521,907      $   311,065
 Net changes in sales prices and production costs       126,526          (55,262)
 Net change due to revisions in quantity estimates        5,061          (21,294)
 Extensions, discoveries, additions and
      improved recovery, net of related costs           200,026          145,184
 Development costs incurred, previously estimated        86,810           75,537
 Changes in estimated future development costs          (81,069)         (50,757)
 Sales, net of production costs                         (89,686)         (50,733)
 Net change in future income taxes                      (85,616)          (6,381)
 Federal tax credits generated                          (15,878)         (11,271)
 Purchases of reserves in place                         193,550          160,497
 Accretion of discount and other                         39,643           25,322
                                                    ----------------------------------
End of year                                          $  901,274      $   521,907
======================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


15. SEGMENT INFORMATION
The business segments of MCN are defined as follows:
a) Gas Distribution-natural gas distribution and transmission operations; b) Gas Services-E&P, Pipelines & Processing, Energy Marketing & Power Generation and Gas Storage; c) Corporate & Other-corporate and other services. In June 1996, MCN sold its computer operations subsidiary, Genix (Note 2d). Accordingly, Genix has been accounted for as a discontinued operation for income statement purposes.



-----------------------------------------------------------------------------------------------------------------------------
                                                          DIVERSIFIED ENERGY
                                                         --------------------    DISCONTINUED
                                                    GAS        GAS  CORPORATE      COMPUTER     INTERCOMPANY    CONSOLIDATED
(IN THOUSANDS)                             DISTRIBUTION   SERVICES    & OTHER     OPERATIONS    ELIMINATIONS(1)         TOTAL
=============================================================================================================================
1996
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues                           $1,276,254   $  734,441  $      -   $          -  $       (13,427)  $  1,997,268
Operating income (loss)                         170,484       43,333    (2,524)             -                -        211,293
Operating and joint venture income (loss)       171,738       57,921      (499)             -                -        229,160
Depreciation, depletion and amortization         98,814       46,238       938              -                -        145,990
Identifiable assets                           2,086,325    1,528,338    40,714              -          (21,973)     3,633,404
Capital expenditures                            215,318      392,275     2,987          6,508                -        617,088
Capital investments                             220,393      560,850     2,997          6,508                -        790,748
-----------------------------------------------------------------------------------------------------------------------------
1995
Operating revenues                           $1,107,646   $  400,027  $      -   $          -  $       (12,441)  $ 1,495,232
Operating income (loss)                         166,319       24,619    (2,709)             -                -       188,229
Operating and joint venture income (loss)       167,660       28,561    (2,747)             -                -       193,474
Depreciation, depletion and amortization         91,314       22,502       769              -                -       114,585
Identifiable assets                           1,893,888      925,141    21,775         67,714           (9,878)    2,898,640
Capital expenditures                            241,567      284,703     6,795          9,380                -       542,445
Capital investments                             252,081      420,277     7,100          9,380                -       688,838
-----------------------------------------------------------------------------------------------------------------------------
1994
Operating revenues                           $1,136,970   $  346,500  $      -   $          -  $        (9,837)  $ 1,473,633
Operating income (loss)                         136,559       13,383    (2,028)             -                -       147,914
Operating and joint venture income (loss)       138,560       18,032    (2,389)             -                -       154,203
Depreciation, depletion and amortization         86,010       11,163       662              -                -        97,835
Identifiable assets                           1,655,208      517,775    11,225         65,378           (8,613)    2,240,973
Capital expenditures                            154,595      193,434     2,740         12,458                -       363,227
Capital investments                             153,600      230,678     5,233         12,458                -       401,969
-----------------------------------------------------------------------------------------------------------------------------

(1) Intercompany eliminations primarily reflect revenues and receivables related to gas sales and transportation agreements between Gas Distribution and Gas Services.


16. CONSOLIDATING FINANCIAL STATEMENTS
Debt securities issued by MCNIC are subject to a support agreement between MCN and MCNIC, under which MCN has committed to make payments of interest and principal on MCNIC's securities in the event of failure to pay by MCNIC. Restrictions in the support agreement prohibit recourse on the part of MCNIC's investors against the stock and assets of MichCon. Under the terms of the support agreement, the assets of MCN, other than MichCon, and the cash dividends paid to MCN by any of its subsidiaries are available as recourse to holders of MCNIC's securities. The carrying value of MCN's assets on an unconsolidated basis, primarily investments in its subsidiaries other than MichCon, are $410,354,000 at December 31, 1996.

The following MCN consolidating financial statements are presented and include separately MCNIC, MichCon and MCN and other subsidiaries. MCN has determined that separate financial statements and other disclosures concerning MCNIC are not material to investors. The other MCN subsidiaries represent Citizens Gas Fuel Company, Blue Lake Holdings, Inc., MCN Michigan Limited Partnership and MCN Financing.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES




Consolidating Statement of Financial Position
--------------------------------------------------------------------------------


                                                           MCN                                      ELIMINATIONS
                                                         AND OTHER                                      AND           CONSOLIDATED
                                                       SUBSIDIARIES         MCNIC       MICHCON   RECLASSIFICATION       TOTALS
                                                     -------------------------------------------------------------------------------
(IN THOUSANDS)                                                                           DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents, at cost                    $      844      $   19,608   $    10,010    $        -        $   30,462
  Accounts receivable                                       19,824         198,777       187,143       (24,661)          381,083
    Less-Allowance for doubtful accounts                        70             710        17,707             -            18,487
                                                        ----------------------------------------------------------------------------
  Accounts receivable, net                                  19,754         198,067       169,436       (24,661)          362,596
  Accrued unbilled revenue                                   1,132               -       107,377             -           108,509
  Gas in inventory                                               -          11,251        67,910             -            79,161
  Property taxes assessed applicable to future periods         195           2,179        60,592             -            62,966
  Accrued gas cost recovery revenues                             -               -        27,672             -            27,672
  Other                                                      1,973          28,315        23,025          (451)           52,862
                                                        ----------------------------------------------------------------------------
                                                            23,898         259,420       466,022       (25,112)          724,228
                                                        ----------------------------------------------------------------------------
Deferred Charges and Other Assets
  Investments in and advances to joint ventures
       and subsidiaries                                    954,479         236,057        19,479      (944,627)          265,388
  Deferred swap losses and receivables                           -          65,051             -             -            65,051
  Deferred postretirement benefit costs                        696               -         4,863             -             5,559
  Deferred environmental costs                               3,000               -        28,233             -            31,233
  Prepaid benefit costs                                          -               -        64,307        (5,059)           59,248
  Other                                                      4,204          45,104        50,206           827           100,341
                                                        ----------------------------------------------------------------------------
                                                           962,379         346,212       167,088      (948,859)          526,820
                                                        ----------------------------------------------------------------------------
Property, Plant and Equipment, at Cost                      31,967       1,017,296     2,668,294             -         3,717,557
  Less-Accumulated depreciation and depletion               10,983          81,158     1,243,060             -         1,335,201
                                                        ----------------------------------------------------------------------------
                                                            20,984         936,138     1,425,234             -         2,382,356
                                                        ----------------------------------------------------------------------------
                                                        $1,007,261      $1,541,770    $2,058,344     $(973,971)       $3,633,404
                                                        ============================================================================
LIABILITIES AND CAPITALIZATION
Current Liabilities
  Accounts payable                                      $    5,745      $  205,073    $  130,725     $ (23,621)       $  317,922
  Notes payable                                                  -          71,000       265,126             -           336,126
  Current portion of long-term debt, capital lease
    obligations and redeemable cumulative preferred
    securities                                                  55          31,460        53,232             -            84,747
  Federal income, property and other taxes payable             280          12,578        84,788             -            97,646
  Customer deposits                                             21               -        12,860             -            12,881
  Other                                                      9,315          25,701        63,309          (452)           97,873
                                                        ----------------------------------------------------------------------------
                                                            15,416         345,812       610,040       (24,073)          947,195
                                                        ----------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                         (1,625)         74,940        76,523             -           149,838
  Unamortized investment tax credit                            331               -        34,588             -            34,919
  Tax benefits amortizable to customers                        183               -       116,313             -           116,496
  Deferred swap gains and payables                               -          48,365             -             -            48,365
  Accrued environmental costs                                3,000               -        32,000             -            35,000
  Minority interest                                              -             306        17,604             1            17,911
  Other                                                     15,902          18,466        43,954        (5,059)           73,263
                                                        ----------------------------------------------------------------------------
                                                            17,791         142,077       320,982        (5,058)          475,792
                                                        ----------------------------------------------------------------------------
Capitalization
  Long-term debt, including capital lease obligations          365         701,357       550,318             -         1,252,040
  Redeemable preferred securities of subsidiaries          173,809               -             -             -           173,809
  Common shareholders' equity                              799,880         352,524       577,004      (944,840)          784,568
                                                        ----------------------------------------------------------------------------
                                                           974,054       1,053,881     1,127,322      (944,840)        2,210,417
                                                        ----------------------------------------------------------------------------
                                                        $1,007,261      $1,541,770    $2,058,344     $(973,971)       $3,633,404
====================================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP Inc. AND SUBSIDIARIES



Consolidating Statement of Financial Position
--------------------------------------------------------------------------------


                                                                   MCN                                  ELIMINATIONS
                                                                AND OTHER                                    AND       CONSOLIDATED
                                                              SUBSIDIARIES       MCNIC      MICHCON  RECLASSIFICATIONS     TOTALS
                                                              ---------------------------------------------------------------------
(IN THOUSANDS)                                                                                   DECEMBER 31, 1995
===================================================================================================================================
ASSETS
Current Assets
   Cash and cash equivalents, at cost                        $    168          $   10,622  $    8,469   $       -      $   19,259
   Accounts receivable                                          4,934             147,510     188,353      (9,087)        331,710
     Less-Allowance for doubtful accounts                          70                 445      13,250           -          13,765
                                                             ----------------------------------------------------------------------
   Accounts receivable, net                                     4,864             147,065     175,103      (9,087)        317,945
   Accrued unbilled revenue                                     1,276                   -      91,134           -          92,410
   Gas in inventory                                                 -              31,572      40,191           -          71,763
   Property taxes assessed applicable to future periods           176               3,508      56,949           -          60,633
   Other                                                          596              30,417      32,498     (10,025)         53,486
                                                             ----------------------------------------------------------------------
                                                                7,080             223,184     404,344     (19,112)        615,496
                                                             ----------------------------------------------------------------------
Deferred Charges and Other Assets
   Investments in and advances to joint ventures and
     subsidiaries                                             773,344             100,483      20,318    (765,119)        129,026
   Deferred swap losses and receivables                             -              54,807           -           -          54,807
   Deferred postretirement benefit costs                          740                   -      12,372           -          13,112
   Deferred environmental costs                                 3,000                   -      32,000           -          35,000
   Prepaid benefit costs                                            -                   -      25,438      (1,611)         23,827
   Other                                                        7,501              39,949      42,061       1,115          90,626
                                                             -------------------------------------------------- -------------------
                                                              784,585             195,239     132,189    (765,615)        346,398
                                                             ----------------------------------------------------------------------
Property, Plant and Equipment, at cost                         27,784             719,650   2,413,120           -       3,160,554
   Less-Accumulated depreciation and depletion                  9,732              62,916   1,151,160           -       1,223,808
                                                             ----------------------------------------------------------------------
                                                               18,052             656,734   1,261,960           -       1,936,746
                                                             ----------------------------------------------------------------------
                                                             $809,717          $1,075,157  $1,798,493   $(784,727)     $2,898,640
                                                             ======================================================================
LIABILITIES AND CAPITALIZATION
Current Liabilities
   Accounts payable                                          $  4,489          $  112,630  $  108,208   $  (8,143)     $  217,184
   Notes payable                                                    -              49,000     196,635           -         245,635
   Current portion of long-term debt, capital lease
     obligations and redeemable cumulative preferred
     securities                                                    55               2,976       3,969           -           7,000
   Federal income, property and other taxes payable             1,372               6,180      85,195      (9,363)         83,384
   Customer deposits                                               19                   -      11,531           -          11,550
   Other                                                        2,935              20,715      64,587        (662)         87,575
                                                             ----------------------------------------------------------------------
                                                                8,870             191,501     470,125     (18,168)        652,328
                                                             ----------------------------------------------------------------------
Deferred Credits and Other Liabilities
   Accumulated deferred income taxes                             (590)             65,341      61,146          (1)        125,896
   Unamortized investment tax credit                              360                   -      36,437           -          36,797
   Tax benefits amortizable to customers                          181                   -     114,487           -         114,668
   Deferred swap gains and payables                                 -              51,923           -           -          51,923
   Accrued postretirement benefit costs                         2,177                 713      12,661           -          15,551
   Accrued environmental costs                                  3,000                   -      32,000           -          35,000
   Minority interest                                                -              18,375           -           -          18,375
   Other                                                       18,175              11,546      65,252      (1,503)         93,470
                                                             ----------------------------------------------------------------------
                                                               23,303             147,898     321,983      (1,504)        491,680
                                                             ----------------------------------------------------------------------
Capitalization
   Long-term debt, including capital lease obligations            420             476,424     516,564          (1)        993,407
   Redeemable preferred securities of subsidiaries             96,449                   -           -           -          96,449
   Common shareholders' equity                                680,675             259,334     489,821    (765,054)        664,776
                                                             ----------------------------------------------------------------------
                                                              777,544             735,758   1,006,385    (765,055)      1,754,632
                                                             ----------------------------------------------------------------------
                                                             $809,717          $1,075,157  $1,798,493   $(784,727)     $2,898,640
===================================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP Inc. AND SUBSIDIARIES



CONSOLIDATING STATEMENTS OF INCOME

--------------------------------------------------------------------------------------------------------------------------------
                                                           MCN                                    ELIMINATIONS
                                                        AND OTHER                                     AND        CONSOLIDATED
                                                       SUBSIDIARIES      MCNIC        MICHCON  RECLASSIFICATIONS    TOTALS
                                                      --------------------------------------------------------------------------
(IN THOUSANDS)                                                           TWELVE MONTHS ENDED DECEMBER 31, 1996
Operating Revenues                                     $   17,469    $   734,441  $   1,258,785   $   (13,427)  $   1,997,268
                                                      --------------------------------------------------------------------------
Operating Expenses
      Cost of gas                                           9,655        557,340        636,594       (10,011)      1,193,578
      Operation and maintenance                               785         80,330        294,281        (3,416)        371,980
      Depreciation, depletion and amortization              1,940         45,903         98,147             -         145,990
      Property and other taxes                              2,134         10,531         61,762             -          74,427
                                                      --------------------------------------------------------------------------
                                                           14,514        694,104      1,090,784       (13,427)      1,785,975
                                                      --------------------------------------------------------------------------
Operating Income                                            2,955         40,337        168,001             -         211,293
                                                      --------------------------------------------------------------------------
Equity in Earnings of Joint Ventures
  and Subsidiaries                                        152,368         15,915            886      (151,302)         17,867
                                                      --------------------------------------------------------------------------
Other Income and (Deductions)
      Interest income                                      12,675          3,220          3,900       (12,561)          7,234
      Interest on long-term debt                              114        (25,928)       (40,703)            -         (66,517)
      Other interest expense                               (1,218)       (14,595)        (8,012)       12,561         (11,264)
      Dividends on preferred securities
        of subsidiaries                                         -              -              -       (12,374)        (12,374)
      Gains related to DIGP                                     -          6,384              -             -           6,384
      Minority interest                                         -           ( 71)          (988)            -          (1,059)
      Other                                                   190         (1,054)        (1,756)            -          (2,620)
                                                      --------------------------------------------------------------------------
                                                           11,761        (32,044)       (47,559)      (12,374)        (80,216)
                                                      --------------------------------------------------------------------------
Income From Continuing Operations
      Before Income Taxes                                 167,084         24,208        121,328      (163,676)        148,944
Income Tax Provision (Benefit)                              1,814         (6,925)        41,486             -          36,375
                                                      --------------------------------------------------------------------------
Income From Continuing Operations                         165,270         31,133         79,842      (163,676)        112,569
                                                      --------------------------------------------------------------------------
Discontinued Operations, Net of Taxes
      Income from operations                                    -          1,595              -             -           1,595
      Gain on sale                                              -         36,176              -             -          36,176
                                                      --------------------------------------------------------------------------
                                                                -         37,771              -             -          37,771
                                                      -------------------------------------------------------------------------
Net Income                                                165,270         68,904         79,842      (163,676)        150,340
                                                      --------------------------------------------------------------------------
Dividends on Preferred Securities                          12,356              -             18       (12,374)              -
                                                      --------------------------------------------------------------------------
Net Income Available for Common Stock                    $152,914        $68,904        $79,824     $(151,302)  $     150,340
================================================================================================================================





                                                                    TWELVE MONTHS ENDED DECEMBER 31, 1995
================================================================================================================================
Operating Revenues                                     $   15,162      $   411,699  $   1,080,813    $  (12,442)   $ 1,495,232
                                                      --------------------------------------------------------------------------
Operating Expenses
      Cost of gas                                           7,451          302,273        483,962        (7,493)       786,193
      Operation and maintenance                             4,027           49,019        294,424        (4,949)       342,521
      Depreciation, depletion and amortization              1,671           23,786         89,128             -        114,585
      Property and other taxes                              1,330            5,362         57,012             -         63,704
                                                      --------------------------------------------------------------------------
                                                           14,479          380,440        924,526       (12,442)     1,307,003
                                                      --------------------------------------------------------------------------
Operating Income                                              683           31,259        156,287             -        188,229
                                                      --------------------------------------------------------------------------
Equity in Earnings of Joint Ventures
  and Subsidiaries                                         98,751            3,300            739       (97,545)         5,245
                                                      --------------------------------------------------------------------------
Other Income and (Deductions)
      Interest income                                       9,685            3,551          3,983        (9,478)         7,741
      Interest on long-term debt                              (76)          (9,730)       (35,047)            -        (44,853)
      Other interest expense                                  (53)         (14,421)        (7,053)        9,478        (12,049)
      Dividends on preferred securities
        of subsidiaries                                         -                -              -        (9,610)        (9,610)
      Minority interest                                         -           (2,491)             -             -         (2,491)
      Other                                                 1,483              986         (6,182)            -         (3,713)
                                                      --------------------------------------------------------------------------
                                                           11,039          (22,105)       (44,299)       (9,610)       (64,975)
                                                      --------------------------------------------------------------------------
Income From Continuing Operations
      Before Income Taxes                                 110,473           12,454        112,727      (107,155)       128,499
Income Tax Provision (Benefit)                              2,118           (7,792)        41,004             -         35,330
                                                      --------------------------------------------------------------------------
Income From Continuing Operations                         108,355           20,246         71,723      (107,155)        93,169
Discontinued Operations, Net of Taxes                           -            3,587              -             -          3,587
                                                      --------------------------------------------------------------------------
Net Income                                                108,355           23,833         71,723      (107,155)        96,756
Dividends on Preferred Securities                           9,375                -            235        (9,610)             -
                                                      --------------------------------------------------------------------------
Net Income Available for Common Stock                   $  98,980         $ 23,833     $   71,488   $   (97,545)   $    96,756
================================================================================================================================


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


CONSOLIDATING STATEMENT OF INCOME
                                                      MCN                                          ELIMINATIONS
                                                   AND OTHER                                           AND          CONSOLIDATED
                                                  SUBSIDIARIES     MCNIC          MICHCON        RECLASSIFICATIONS     TOTALS
                                                  ---------------------------------------------------------------------------------
(IN THOUSANDS)                                                          TWELVE MONTHS ENDED DECEMBER 31, 1994
Operating Revenues                                  $ 14,401    $    357,317      $1,111,678          $  (9,763)    $1,473,633
                                                    ------------------------------------------------------------------------------
Operating Expenses
  Cost of gas                                          7,230         293,285         529,426             (6,505)       823,436
  Operation and maintenance                              862          30,461         313,575             (3,313)       341,585
  Depreciation, depletion and amortization             1,314          12,291          84,230                  -         97,835
  Property and other taxes                             1,244           3,490          58,129                  -         62,863
                                                    ------------------------------------------------------------------------------
                                                      10,650         339,527         985,360             (9,818)     1,325,719
                                                    ------------------------------------------------------------------------------
Operating Income                                       3,751          17,790         126,318                 55        147,914
                                                    ------------------------------------------------------------------------------
Equity in Earnings of Joint Ventures
  and Subsidiaries                                    81,547           3,332           1,043            (79,633)         6,289
                                                    ------------------------------------------------------------------------------
Other Income and (Deductions)
  Interest income                                      2,140           3,468           4,064             (2,044)         7,628
  Interest on long-term debt                            (590)         (9,667)        (27,554)                 -        (37,811)
  Other interest expense                                (152)         (3,698)         (9,093)             2,044        (10,899)
  Dividends on preferred securities of subsidiaries        -               -               -             (2,018)        (2,018)
  Minority interest                                        -          (2,879)              -                  -         (2,879)
  Other                                               (1,376)            367          (5,071)               (56)        (6,136)
                                                    ------------------------------------------------------------------------------
                                                          22         (12,409)        (37,654)            (2,074)       (52,115)
                                                    ------------------------------------------------------------------------------
Income From Continuing Operations
  Before Income Taxes                                 85,320           8,713          89,707            (81,652)       102,088
Income Tax Provision (Benefit)                         2,585          (4,934)         29,839                  -         27,490
                                                    ------------------------------------------------------------------------------
Income From Continuing Operations                     82,735          13,647          59,868            (81,652)        74,598
Discontinued Operations, Net of Taxes                      -           3,170               -                  -          3,170
                                                    ------------------------------------------------------------------------------
Net Income                                            82,735          16,817          59,868            (81,652)        77,768
Dividends on Preferred Securities                      1,537               -             481             (2,018)             -
                                                    ------------------------------------------------------------------------------
Net Income Available for Common Stock               $ 81,198    $     16,817      $   59,387          $ (79,634)    $   77,768
==================================================================================================================================







CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------------
                                                                        TWELVE MONTHS ENDED DECEMBER 31, 1996
==================================================================================================================================
Net Cash Flow From Operating Activities             $ 38,535      $  84,678       $  101,694          $ (26,575)    $  198,332
                                                    ------------------------------------------------------------------------------
Cash Flow From Financing Activities
     Notes payable, net                                    -         19,000           68,491                  -         87,491
     Capital contributions received from
     (distributions paid to) affiliates, net          (3,069)        41,195            1,614            (39,740)             -
     Common stock dividends paid                     (62,875)             -          (11,263)            11,263        (62,875)

     Preferred securities dividends paid             (12,356)             -              (54)            12,410              -
     Issuance of common stock                         17,264              -                -                  -         17,264
     Issuance of preferred securities                 77,218              -                -                  -         77,218
     Issuance of long-term debt                            -        328,895           69,645                  -        398,540
     Long-term commercial paper and credit
      facilities, net                                      -        (62,835)               -                  -        (62,835)
     Retirement of long-term debt and
      preferred securities                               (55)        (1,701)          (6,384)                 1         (8,139)

     Other                                            (6,249)             -                -                  -         (6,249)
                                                    -------------------------------------------------------------------------------
       Net cash provided from financing activities     9,878        324,554          122,049            (16,066)       440,415
                                                    -------------------------------------------------------------------------------
Cash Flow From Investing Activities
     Capital expenditures                             (5,474)      (392,181)        (212,668)                 -       (610,323)

     Sale of Genix                                      -           132,889                -                  -        132,889
     Acquisitions                                       -          (133,201)               -                  -       (133,201)

     Investment in joint ventures and subsidiaries   (42,809)       (35,793)            (278)            42,663        (36,217)

     Sale of investment in joint ventures               -            36,000                -                  -         36,000
     Other                                               546         (7,960)          (9,256)               (22)       (16,692)
                                                    -------------------------------------------------------------------------------
       Net cash used for investing activities        (47,737)      (400,246)        (222,202)            42,641       (627,544)
                                                    -------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                 676         8,986            1,541                  -         11,203
Cash and Cash Equivalents, January 1                      168        10,622            8,469                  -         19,259
                                                    -------------------------------------------------------------------------------
Cash and Cash Equivalents, December 31              $     844     $  19,608       $   10,010          $       -     $   30,462
===================================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
                                                     MCN                                         ELIMINATIONS
                                                   AND OTHER                                         AND                CONSOLIDATED
                                                  SUBSIDIARIES     MCNIC       MICHCON          RECLASSIFICATIONS          TOTALS
                                                  ----------------------------------------------------------------------------------
(IN THOUSANDS)                                                      TWELVE MONTHS ENDED DECEMBER 31, 1995
====================================================================================================================================
Net Cash Flow From Operating Activities         $ 29,451      $ 100,271      $ 158,227          $ (19,946)             $ 268,003
                                                ------------------------------------------------------------------------------------
Cash Flow From Financing Activities
 Notes payable, net                                    -        (11,349)        28,178                 (1)                16,828
 Capital contributions received from
   (distributions paid to) subsidiaries, net      (3,066)        54,598          7,000            (58,532)                     -
 Common stock dividends paid                     (58,193)             -         (6,500)             6,500                (58,193)
 Preferred securities dividends paid              (9,375)             -           (276)             9,651                      -
 Issuance of common stock                        115,725              -              -                 -                 115,725
 Issuance of long-term debt                            -         99,880         68,764                220                168,864
 Long-term commercial paper and credit
   facilities, net                                     -        142,657              -                  -                142,657
 Retirement of long-term debt and preferred
   securities                                       (485)        (3,029)        (4,757)                 -                 (8,271)
 Other                                              (678)        (1,406)             -                  -                 (2,084)
                                                ------------------------------------------------------------------------------------
  Net cash provided from financing activities     43,928        281,351         92,409            (42,162)               375,526
                                                ------------------------------------------------------------------------------------
Cash Flow From Investing Activities
 Capital expenditures                             (5,098)      (296,356)      (235,767)                65               (537,156)
 Acquisitions                                          -        (83,176)             -                  -                (83,176)
 Investment in joint ventures and
   subsidiaries                                  (68,198)       (13,810)             -             61,469                (20,539)
 Sale of investment in joint ventures                  -         10,803              -                  -                 10,803
 Other                                                56          1,326         (7,705)               574                 (5,749)
                                                ------------------------------------------------------------------------------------
  Net Cash Used For Investing Activities         (73,240)      (381,213)      (243,472)            62,108               (635,817)
                                                ------------------------------------------------------------------------------------
Net Increase In Cash and Cash Equivalents            139            409          7,164                  -                  7,712
Cash and Cash Equivalents, January 1                  29         10,213          1,305                  -                 11,547
                                                ------------------------------------------------------------------------------------
Cash and Cash Equivalents, December 31          $    168      $  10,622      $   8,469           $      -              $  19,259
====================================================================================================================================


                                                                     TWELVE MONTHS ENDED DECEMBER 31, 1994
====================================================================================================================================
Net Cash Flow From Operating Activities        $  20,865    $    (7,677)     $ 174,168           $(12,374)             $ 174,982
                                                ------------------------------------------------------------------------------------
Cash Flows From Financing Activities
 Notes payable, net                                    -         40,350        (91,847)                 -                (51,497)
 Notes payable-affiliate, net                     (1,428)       (18,403)             -             19,831                      -
 Capital contributions received from
   (distributions paid to) subsidiaries, net      (1,816)        16,579              -            (14,763)                     -
 Common stock dividends paid                     (51,492)             -         (8,500)             8,500                (51,492)
 Preferred securities dividends paid              (1,536)             -           (522)             2,058                      -
 Issuance of common stock                         15,390              -              -                  -                 15,390
 Issuance of preferred securities                 96,329              -              -                  -                 96,329
 Issuance of long-term debt                            -              -         78,620                  -                 78,620
 Long-term commercial paper and credit
   facilities, net                               (71,900)       182,000              -                  -                110,100
 Retirement of long-term debt and preferred
   securities                                       (110)        (2,748)        (4,809)                 -                 (7,667)
 Other                                            (2,335)        (1,028)          1,161                 -                 (2,202)
                                                -----------------------------------------------------------------------------------
   Net cash provided from (used for)
    financing activities                         (18,898)       216,750        (25,897)            15,626                187,581
                                                ------------------------------------------------------------------------------------
Cash Flows From Investing Activities
 Capital expenditures                             (3,312)      (207,304)      (145,421)                 -               (356,037)
 Investment in joint ventures and subsidiaries   (16,579)        (3,856)        (1,992)            16,580                 (5,847)
 Other                                              (488)         2,287         (1,976)            (1,429)                (1,606)
                                                ------------------------------------------------------------------------------------
   Net cash used for investing activities        (20,379)      (208,873)      (149,389)            15,151               (363,490)
                                                ------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and
 Cash Equivalents                                (18,412)           200         (1,118)            18,403                   (927)
Cash and Cash Equivalents, January 1              18,441         10,013          2,423            (18,403)                12,474
                                                ------------------------------------------------------------------------------------
Cash and Cash Equivalents, December 31         $      29    $    10,213      $   1,305          $       -             $   11,547
====================================================================================================================================

                      SUPPLEMENTARY FINANCIAL INFORMATION
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES


Selected Financial Data (Unaudited)
-----------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS-EXCEPT PER SHARE AMOUNTS)        1996         1995         1994         1993         1992
=======================================================================================================================
Net Income
  Continuing operations                               $  112,569   $   93,169   $   74,598   $   70,173   $   54,537
  Discontinued operations                                 37,771        3,587        3,170        2,617        2,581
                                                      -----------------------------------------------------------------
                                                      $  150,340   $   96,756   $   77,768   $   72,790   $   57,118
                                                      =================================================================
Cash Dividends Declared on Common Stock               $   62,875   $   58,193   $   51,492   $   49,527   $   44,940
                                                      =================================================================
Common Stock Data
  Earnings per share
     Continuing operations                           $      1.68   $     1.44   $     1.26   $     1.20   $     1.00
     Discontinued operations                                 .57          .05          .05          .04          .05
                                                      -----------------------------------------------------------------
                                                      $     2.25   $     1.49   $     1.31   $     1.24   $     1.05
                                                      =================================================================
  Book value per share                                $    11.66   $    10.02   $     8.56   $     7.97   $     7.44
  Return on average common shareholders' equity,
    excluding gain on sale of Genix                         15.8%        16.5%        15.8%        16.1%        14.6%
  Common shares outstanding (000):
    Actual                                                67,304       66,370       59,788       58,993       58,292
    Average                                               66,944       64,743       59,394       58,642       54,216
Property, Plant and Equipment
  Gas Distribution                                    $2,689,039   $2,496,711   $2,267,187   $2,154,499   $2,034,230
  Diversified Energy                                   1,028,518      663,843      337,638      130,030       63,905
                                                      -----------------------------------------------------------------
                                                       3,717,557    3,160,554    2,604,825    2,284,529    2,098,135

  Less-Accumulated depreciation and depletion          1,335,201    1,223,808    1,112,387    1,047,941      983,038
                                                      -----------------------------------------------------------------
                                                      $2,382,356   $1,936,746   $1,492,438   $1,236,588   $1,115,097
                                                      =================================================================
Assets                                                $3,633,404   $2,898,640   $2,240,973   $1,881,900   $1,648,989
                                                      =================================================================
Capital Investments                                    $ 790,748   $  688,838   $  401,969   $  245,611   $  202,071
                                                      =================================================================
Capitalization
  Long-term debt and capital lease obligations        $1,252,040   $  993,407   $  685,519   $  494,821   $  379,811
  Redeemable cumulative preferred securities             173,809       96,449       98,967        5,618        9,000
  Common shareholders' equity                            784,568      664,776      511,495      470,168      433,808
                                                      -----------------------------------------------------------------
                                                      $2,210,417   $1,754,632   $1,295,981   $  970,607   $  822,619
                                                      =================================================================
Operating Revenues
  Gas Distribution
    Gas sales                                         $1,102,957   $  931,940   $  968,998   $  979,918   $1,013,013
    End user transportation                               82,467       80,808       76,483       71,718       70,160
    Intermediate transportation                           48,570       41,985       39,391       31,397       31,534
    Other                                                 42,260       52,913       52,098       58,431       59,952
                                                      -----------------------------------------------------------------
  Diversified Energy                                   1,276,254    1,107,646    1,136,970    1,141,464    1,174,659
                                                      -----------------------------------------------------------------
    Gas and oil sales, transportation and other          734,441      400,027      346,500      289,296      228,137
                                                      -----------------------------------------------------------------
  Less intercompany transactions                          13,427       12,441        9,837       10,006        7,455
                                                      -----------------------------------------------------------------
                                                      $1,997,268   $1,495,232   $1,473,633   $1,420,754   $1,395,341
                                                      =================================================================
Effect of Weather
  Degree days                                              7,170        6,777        6,489        6,675        6,607
  Percent colder (warmer) than normal                        5.4%          .3%        (4.2)%       (2.2)%       (3.7)%
  Increase (decrease) from normal in:
    Gas markets (MMcf)                                    10,909        1,488       (4,353)      (4,328)     (10,218)
    Net income                                        $    9,886   $    1,415   $   (3,984)  $   (3,696)  $   (8,728)
    Earnings per share                                $      .15   $      .02   $     (.07)  $     (.06)  $     (.16)
=======================================================================================================================

                      SUPPLEMENTARY FINANCIAL INFORMATION
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

Selected Financial Data (Unaudited)
------------------------------------------------------------------------------------------------------------------
                                                         1996        1995        1994          1993        1992
==================================================================================================================
Gas and Oil Operating Statistics
  Gas Distribution (MMcf):
      Gas sales                                         220,958     209,816     204,384      205,372      203,110
      End user transportation                           146,895     145,761     140,020      128,643      129,722
      Intermediate transportation                       527,510     374,428     322,969      302,662      209,360
                                                      -----------------------------------------------------------
                                                        895,363     730,005     667,373      636,677      542,192
                                                      -----------------------------------------------------------
  Diversified Energy:
      Exploration & Production:
         Gas production (MMcf)                           57,202      31,420      16,513        2,307            -
         Oil production (Mbbl)                            1,086         388          85            -            -
         Gas and oil production (MMcf Equivalent)        63,718      33,748      17,023        2,307            -

      Pipelines & Processing (MMcf)(1):
         Gas processed                                   44,223      14,588       1,942            -            -
         Transportation                                  86,391       4,994       1,194          294            -

      Energy Marketing and Power Generation (MMcf):

          Gas sales                                     218,952     170,668     142,352      122,782      112,263
          Exchange gas deliveries                        22,586      16,462      13,301       10,016        2,443
                                                      -----------------------------------------------------------
                                                        241,538     187,130     155,653      132,798      114,706
                                                      ===========================================================
Gas Distribution Customers
  Residential                                         1,100,101   1,090,039   1,073,306    1,061,679    1,050,533
  Total                                               1,183,443   1,172,613   1,154,545    1,141,986    1,130,165
Employees
  Gas Distribution                                        3,117       3,183       3,328        3,420        3,619
  Diversified Energy, excluding discontinued operations     243         219         190          176           49
==================================================================================================================

QUARTERLY OPERATING RESULTS AND COMMON STOCK PRICES (UNAUDITED)
Due to the seasonal nature of MCN's Gas Distribution operations, revenues, net income and earnings per share tend to be higher in the first and fourth quarters of the calendar year. Quarterly earnings per share may not total for the years, since quarterly computations are based on weighted average common shares outstanding during each quarter. There were 23,431 and 24,131 holders of record of MCN common shares at December 31, 1996 and 1995, respectively.

---------------------------------------------------------------------------------------------------------------------------
                                                      FIRST        SECOND         THIRD          FOURTH
(IN THOUSANDS OF DOLLARS-EXCEPT PER SHARE AMOUNTS)   QUARTER       QUARTER       QUARTER         QUARTER          YEAR
===========================================================================================================================
1996
Operating revenues                               $   790,638    $   354,464    $   243,311     $   608,855    $   1,997,268
Operating income (loss)                          $   135,707    $    13,732    $   (10,966)    $    72,820    $     211,293
Operating and joint venture income (loss)        $   139,750    $    18,574    $    (8,063)    $    78,899    $     229,160
Net income (loss):
  Continuing operations                          $    79,054    $     5,207    $   (13,403)    $    41,711    $     112,569
  Discontinued operations                              1,013         36,758              -               -           37,771
                                                 --------------------------------------------------------------------------
                                                 $    80,067    $    41,965    $   (13,403)    $    41,711    $     150,340
                                                 ==========================================================================
Earnings (loss) per share:
  Continuing operations                          $      1.19    $       .08    $      (.20)    $       .62    $        1.68
  Discontinued operations                                .01            .55              -               -              .57
                                                 --------------------------------------------------------------------------
                                                 $      1.20    $       .63    $      (.20)    $       .62    $        2.25
                                                 ==========================================================================
Dividends paid per share                         $     .2325    $     .2325    $     .2325     $     .2425    $       .9400
Average daily trading volume                          96,592         84,515         99,434          89,070           92,417
Price per share
  High                                           $     25.50    $     25.63    $     27.63     $     30.50    $       30.50
  Low                                            $     21.63    $     22.75    $     22.75     $     26.63    $       21.63
  Close                                          $     23.13    $     24.38    $     26.88     $     28.88    $       28.88
---------------------------------------------------------------------------------------------------------------------------
1995
Operating revenues                               $   526,088    $   262,343    $   190,691     $   516,110    $   1,495,232
Operating income (loss)                          $   105,232    $     9,889    $    (2,967)    $    76,075    $     188,229
Operating and joint venture income (loss)        $   106,476    $    10,712    $    (1,145)    $    77,431    $     193,474
Net income (loss):
  Continuing operations                          $    60,561    $     1,605    $    (9,553)    $    40,556    $      93,169
  Discontinued operations                              1,029            707            926             925            3,587
                                                 --------------------------------------------------------------------------
                                                 $    61,590    $     2,312    $    (8,627)    $    41,481    $      96,756
                                                 ==========================================================================
Earnings (loss) per share:
  Continuing operations                          $      1.00    $       .03    $      (.14)    $       .62    $        1.44
  Discontinued operations                                .02            .01            .01             .01              .05
                                                 --------------------------------------------------------------------------
                                                 $      1.02    $       .04    $      (.13)    $       .63    $        1.49
                                                 ==========================================================================
Dividends paid per share                         $     .2225    $     .2225    $     .2225     $     .2325    $       .9000
Average daily trading volume                         113,278         81,927        102,324          83,694           95,306
Price per share
  High                                           $     18.63    $     19.88    $     20.00     $     23.50    $       23.50
  Low                                            $     16.38    $     18.00    $     17.88     $     19.38    $       16.38
  Close                                          $     18.25    $     19.75    $     19.75     $     23.25    $       23.25
===========================================================================================================================

(1) Includes MCN's share of joint ventures.

                 MANAGEMENT'S AND INDEPENDENT AUDITORS' REPORTS
                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The consolidated financial statements of MCN Energy Group Inc. were prepared by management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

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


 ALFRED R. GLANCY III

Alfred R. Glancy III
Chairman, President and Chief Executive Officer

 WILLIAM K. MCCRACKIN

William K. McCrackin
Vice Chairman and Chief Financial Officer

 HAROLD GARDNER

Harold Gardner
Vice President, Controller and Chief Accounting Officer

TO THE BOARD OF DIRECTORS:

We have audited the accompanying consolidated statements of financial position of MCN Corporation and subsidiaries, doing business as MCN Energy Group Inc. (the "Corporation"), as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and capitalization for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 6e to the consolidated financial statements, in 1996 the Corporation adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

 DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Detroit, Michigan
February 7, 1997