Form 10-K405, Exhibit 13
period 1997-12-31
MCN ENERGY GROUP INC
filed 1998-03-02
CIK 837579

                                                                    EXHIBIT 13.1

Management's Discusson and Analysis

RESULTS OF OPERATIONS

MCN posts fifth consecutive record-setting year -- MCN's earnings from continuing operations increased 26%, or $29.7 million, to a record $142.3 million in 1997. Basic earnings per share reached an all-time high, increasing 16% to $1.95. This performance reflects the successful implementation of MCN's diversified portfolio investment strategy discussed below. MCN's continuing operations generated 1996 income of $112.6 million, or basic earnings per share of $1.68, an increase of $19.4 million or $.24 per share from 1995.

MCN's earnings comparisons were also affected by income from discontinued operations. As discussed in the "Discontinued Operations" section that follows, MCN sold its computer operations subsidiary, The Genix Group, Inc. (Genix), during the second quarter of 1996.


NET INCOME


(in Millions)                                        1997         1996        1995
                                                ----------------------------------
Continuing Operations:
  Diversified Energy                            $    61.2    $    31.2    $   17.6
  Gas Distribution                                   81.1         81.4        75.6
                                                ----------------------------------
                                                    142.3        112.6        93.2
                                                ----------------------------------
Discontinued Operations:
  Income from operations                               --          1.6         3.6
  Gain on sale                                         --         36.2          --
                                                ----------------------------------
                                                       --         37.8         3.6
                                                ----------------------------------
                                                $   142.3    $   150.4    $   96.8
                                                ==================================

BASIC EARNINGS PER SHARE

Continuing Operations:
  Diversified Energy                            $      .84   $      .47   $     .27
  Gas Distribution                                    1.11         1.21        1.17
                                                -----------------------------------
                                                      1.95         1.68        1.44
                                                -----------------------------------
Discontinued Operations:
  Income from operations                                --          .03         .05
  Gain on sale                                          --          .54          --
                                                -----------------------------------
                                                        --          .57         .05
                                                -----------------------------------
                                                $     1.95   $     2.25   $    1.49
                                                ===================================


Strategic direction -- MCN's objective is to achieve superior, long-term returns for its shareholders. To accomplish this, MCN will aggressively invest in a diverse portfolio of domestic and international energy-related projects. The success of this strategy will be demonstrated by the continuing growth of MCN's earnings and the total return to its shareholders over time. MCN has achieved a three-year annual growth rate in basic earnings per share of 15.7%. Similarly, MCN's total return to shareholders, which includes stock price appreciation and reinvested dividends, has averaged 35.9% per year since 1995.

DIVERSIFIED ENERGY

Earnings generate a 17.2% return on equity -- The Diversified Energy group continued its strong financial performance with its sixth consecutive year of double- or triple-digit earnings increases. Earnings for 1997 increased to $61.2 million, nearly double the $31.2 million earned in 1996. The growth in earnings was driven primarily by increased operating and joint venture income as all of MCN's Diversified Energy business units turned in exceptional performances. Partially offsetting the growth in earnings were increased financing costs resulting from additional capital needed to fund investments. Diversified Energy continues to provide an increasing portion of MCN's earnings, contributing 43% in 1997 compared to 28% in 1996 and 19% in 1995. Diversified Energy's earnings for 1996 increased $13.6 million or 77% over 1995.



DIVERSIFIED ENERGY OPERATONS

(in Millions)

                                                       1997       1996       1995
                                                   ------------------------------
Operating Revenues*                                $  951.3   $  734.4   $  400.0
Operating Expenses*                                   891.7      693.6      378.1
                                                   ------------------------------
Operating Income                                       59.6       40.8       21.9
                                                   ------------------------------
Equity in Earnings of
  Joint Ventures                                       53.1       16.6        3.9
                                                   ------------------------------
Other Income and (Deductions)*
  Interest income                                       6.7        3.0        3.6
  Interest expense                                    (32.2)     (28.7)     (13.3)
  Dividends on
    preferred securities                              (31.1)     (12.4)      (9.4)
  Other                                                10.1        5.5        2.3
                                                   ------------------------------
                                                      (46.5)     (32.6)     (16.8)
                                                   ------------------------------
Income Before Income Taxes                             66.2       24.8        9.0
                                                   ------------------------------
Income Taxes
  Current and deferred provision                       22.8        9.5        2.7
  Federal tax credits                                 (17.8)     (15.9)     (11.3)
                                                   ------------------------------
                                                        5.0       (6.4)      (8.6)
                                                   ------------------------------
Net Income                                         $   61.2   $   31.2   $   17.6
                                                   ------------------------------

*Includes intercompany transactions

OPERATING AND JOINT VENTURE INCOME

Operating and joint venture income nearly doubles -- Diversified Energy's operating and joint venture income increased $55.3 million and $31.6 million in 1997 and 1996, respectively. This performance primarily reflects the growing returns from all business units resulting from successfully investing almost $2 billion in a diverse portfolio of energy-related projects during the past three years. A discussion of each business unit, its contributions and its outlook follows.


OPERATING AND JOINT VENTURE INCOME

(in Millions)
                                                      1997          1996        1995
                                                  ----------------------------------
Exploration & Production                          $   58.1      $  33.2      $  18.5
Pipelines & Processing                                29.1         10.7          1.0
Energy Marketing, Gas
 Storage & Electric Power                             29.8         14.0          9.1
Corporate & Other                                     (4.3)         (.5)        (2.8)
                                                  ----------------------------------
                                                  $  112.7      $  57.4      $  25.8
                                                  ----------------------------------


EXPLORATION & PRODUCTION (E&P) owns, invests in and manages a diverse portfolio of gas and oil properties in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions of the United States. MCN's gas and oil projects utilize various technologies in diverse geological structures, including shallow

Management's Discussion and Analysis

Antrim shale formations, coalbed methane properties and unconventional oil recovery projects.

E&P operating and joint venture income increased $24.9 million in 1997 and $14.7 million for 1996. The results reflect a significant increase in the level of gas and oil produced due to the development and acquisition of properties during 1997 and 1996. Gas and oil production increased
34.6 billion cubic feet equivalent (Bcfe) or 54% in 1997 and 30 Bcfe or 89% in 1996. This growth in production is primarily attributable to ongoing developmental drilling as well as the acquisition of properties. MCN continues to add oil to its production mix to further diversify its portfolio. Oil accounted for 20.1 Bcfe or 20% of production in 1997 compared to 6.5 Bcfe or 10% in 1996 and 2.3 Bcfe or 7% in 1995. MCN's unconsolidated joint ventures generated $6.6 million of pre-tax income in 1997 from the sale of undeveloped properties.


GAS AND OIL PRODUCTION                          PROVED GAS AND OIL RESERVES
(in Bcf equivalent)                             (in Tcf equivalent)

98.3................................97          1.32..........................97
                                                1.24...................96




                                                .89.............95

63.7........................96



33.7................95

 [ ] Gas Production                                [ ]  Developed
 [ ] Oil Production                                [ ]  Undeveloped



Since the inception of its E&P program in late 1992, MCN has invested more than $1.3 billion to develop and acquire gas and oil reserves. Proved gas reserves increased slightly in 1997 to 1,166.2 billion cubic feet (Bcf), and proved oil reserves rose 50% to 155.1 Bcfe. The increase in gas and oil reserves during 1997 was tempered by the sale of properties with 57.6 Bcfe of proved reserves and net downward reserve revisions of 32.8 Bcfe. Proved gas reserves increased 33% in 1996 to 1,137.7 Bcf, and proved oil reserves more than tripled to 103.2 Bcfe. MCN invested $375 million in its E&P business during 1997 with approximately 34% directed toward developing existing properties. Developed producing reserves represent 665.9 Bcfe, or 50% of total gas and oil reserves at year end 1997 compared to 746.3 Bcfe in 1996, and 583.5 Bcfe in 1995.

E&P operating results reflect average gas sales rates per thousand cubic feet
(Mcf) of $1.95 in 1997, $1.96 in 1996 and $2.02 in 1995. E&P operating results also reflect an average oil sales rate per barrel of $16.87 in 1997, $20.18 in 1996 and $16.24 in 1995. The average gas and oil sales rates include the effect of hedging with commodity swap and futures agreements, which are used to manage Diversified Energy's exposure to the risk of market price fluctuations as discussed in the "Risk Management Strategy" section that follows. As a result of strong energy prices, hedging agreements had the effect of reducing the average gas sales rates by $.40 and $.35 per Mcf in 1997 and 1996, respectively, as well as reducing the average oil sales rates by $.21, $.75 and $.20 per barrel in 1997, 1996 and 1995, respectively. Conversely, in a less favorable gas market hedging agreements increased 1995's average gas sales rate by $.51 per Mcf. E&P's 1997 operating costs per Mcfe remained relatively flat compared to 1996 as lower unit production costs offset a higher depreciation, depletion and amortization rate. Operating costs per Mcfe increased in 1996 over 1995 reflecting a $.24 higher average production and depreciation cost rate.

E&P operations have supplemented Diversified Energy's earnings through the generation of an increasing amount of gas production tax credits, primarily from production of coalbed methane and Antrim shale gas properties in the Midwest/Appalachia region. Tax credits increased 12% to $17.8 million in 1997, compared to $15.9 million in 1996 and $11.3 million in 1995.

Outlook -- MCN's strategy is to continue the growth of its reserve base in known producing areas, generating attractive returns and developing reliable, long-term gas supplies. MCN anticipates an increase in E&P operating results as it implements this growth strategy by acquiring additional properties, developing existing acreage and realizing the full benefits of previous acquisitions. E&P expects gas and oil production levels to increase significantly in 1998 as a result of acquisitions and the continued development of E&P's 1.25 million acres of undeveloped property and proved undeveloped reserves.

MCN will continue to evaluate opportunities to strategically sell certain E&P properties. MCN's strategy is to sell and purchase assets to optimize its E&P portfolio.

MCN also anticipates that oil will become a larger percentage of total reserves and production in order to achieve a more balanced portfolio. In addition to producing increasing quantities of oil through traditional methods, MCN expects increased production from its investments in unconventional oil recovery projects.

Risks associated with E&P activities are managed by diversifying investments along the lines of geography, geology, risk profile and technology. MCN is currently evaluating international investment opportunities which would further diversify its E&P portfolio.

PIPELINES & PROCESSING owns and invests in pipeline, gathering, processing and related facilities in major supply areas, including the Midwest/Appalachia, Midcontinent/Gulf Coast and Rocky Mountain regions.


Pipelines & Processing operating and joint venture income increased $18.4 million in 1997 and $9.7 million during 1996. The increase in 1997 reflects income from the December 1996 acquisition of a 25% interest in Lyondell Methanol Company, L. P.

(Lyondell), a limited partnership that owns and operates a 248 million gallon-per-year methanol production plant in Texas (Note 2e). Earnings from Lyondell have benefited from strong methanol prices during 1997. Pipelines & Processing operating and joint venture income for 1997 also reflects income from a 29.6 Bcf or 34% increase in transportation volumes resulting from the acquisition and expansion of pipeline facilities during the year.

PIPELINES & PROCESSING STATISTICS*


                                                    1997         1996         1995
                                                   -------------------------------
Transportation (Bcf)                               116.0         86.4          5.0
Methanol Produced
 (Million Gallons)                                  60.8         10.5           --
Gas Processed (Bcf)                                 42.8         44.2         14.6


*Includes MCN's share of joint ventures

The increase in 1996 operating and joint venture income compared to 1995 is due to the December 1995 acquisition of a 50% interest in a 40-mile gas gathering line in Virginia (Note 2g) and the February 1996 acquisition of an interest in a 90-mile gas gathering system in the Mobile Bay area of offshore Alabama (Note
2f). Results for 1996 also reflect a higher level of volumes treated through additional gas processing plants.


Outlook -- Pipelines & Processing's expansion strategy will continue to focus on investing in natural gas and gas liquid gathering, processing and transmission facilities near areas of rapid reserve development or growing consumer markets. MCN has partnership interests in three interstate pipeline projects that will transport Canadian natural gas volumes into the Mid-Atlantic and Northeast United States markets. MCN has a 20% interest in the Portland Natural Gas Transmission System, its initial interstate pipeline investment. The $340 million, 292-mile Portland pipeline is expected to begin transporting up to 210,000 Mcf per day in late 1998. The Millennium Pipeline System and the Vector Pipeline project are the other two interstate pipeline projects. Both projects are subject to Federal Energy Regulatory Commission approval and are expected to be completed in late 1999. MCN has a 10.5% interest in the $680 million, 440-mile Millennium Pipeline which will have the capacity to transport up to 700,000 Mcf per day. MCN also has a 25% interest in the $450 million, 343-mile Vector Pipeline which is expected to transport up to 1 Bcf per day.

MCN's Pipelines & Processing business also formed partnerships in 1997 to construct plants which will process coal fines and manufacture asphalt.


The coal fines venture produces coal briquettes from particles of coal that are by-products of coal mining. The coal fines venture is currently constructing six plants which are expected to be completed by June 1998. Each plant will be capable of processing up to one million tons annually. Actual production levels may vary significantly depending upon actual site conditions, including coal fines quality and quantity, equipment performance and other factors. The economic viability of the coal fines venture is highly dependent upon an Internal Revenue Service (IRS) ruling that production from the plants qualifies for synthetic fuel tax credits estimated to range from $20 to $25 per ton. MCN has filed for, and expects to receive, a favorable IRS ruling by mid-1998.

The asphalt partnership is constructing a $15 million manufacturing facility designed to produce approximately 100,000 tons of high quality asphalt annually. The first plant is expected to be completed by the third quarter of 1998, with additional plants built in 1999 and 2000 if market conditions warrant.

MCN is also evaluating various international pipeline and processing opportunities, including investments in natural gas-based fertilizer projects.

ENERGY MARKETING, GAS STORAGE & ELECTRIC POWER markets premium, reliable, primarily bundled energy services to large-volume customers in the Midwest, Gulf Coast and Northeast regions of the United States and Eastern Canada. In addition to owning market-area storage that adds value to its energy marketing activities, this business unit holds interests in electric power generation facilities in the United States and Asia.

Energy Marketing, Gas Storage & Electric Power operating and joint venture income increased $15.8 million in 1997 and $4.9 million in 1996. The increase in 1997 reflects contributions from all businesses, specifically from the April 1997 acquisition of an 18% interest in Midland Cogeneration Venture L. P. (MCV) (Note 2d). MCV is a limited partnership that owns a gas-fired cogeneration facility capable of producing up to 1,370 megawatts (MW) of electricity and 1.35 million pounds per hour of process steam. Earnings from MCV include a favorable $2.8 million adjustment for a change in accounting for property taxes. Also contributing to the favorable 1997 results were higher earnings from MCN's investment in the 50%-owned, 123 MW Michigan Power cogeneration facility. Improved earnings from the Michigan Power facility are due to an increase in plant availability and a higher electricity sales rate under its long-term sales contract. Electric Power earnings reflect a higher level of electricity sales which more than doubled 1996 sales levels.

Management's Discussion and Analysis
[Line Graph]

                                                     GAS SALES AND
ELECTRIC POWER SALES*                                EXCHANGE GAS DELIVERIES*
(in Thousands of MW Hours)                           (in Bcf)

1,843.3...........................97                 358.8...................97



                                                     241.5...............96

                                                     187.1.........95

708.9.....................96

271.8.................95


*Includes MCN's share of joint ventures



The improvement in Energy Marketing's earnings in 1997 is due to a 117.3 Bcf or 49% increase in gas sales and exchange gas deliveries, partially offset by a slight decrease in margins. The increase in gas sales volumes was driven by additional sales to the Midwest and Northeast markets. Under exchange gas contracts, Energy Marketing accepts gas from customers or delivers gas to customers, and the gas is returned during a subsequent period. MCN has a 50% equity interest in a joint venture storage project that owns a 10 Bcf storage facility. This entire storage facility is utilized by MCN's Energy Marketing unit to enhance its ability to provide reliable gas sales and exchange gas services.


Gas Storage operating and joint venture income improved slightly in 1997 compared to 1996, primarily resulting from increased contributions from Diversified Energy's 25% interest in the Blue Lake gas storage project (Blue
Lake). Diversified Energy sold its interest in Blue Lake in December 1997. Accordingly, the comparability of Gas Storage's future operating results will be impacted by such sale. MCN's Gas Distribution segment also owns a 25% interest in Blue Lake and will maintain its share of the venture.


The increase in Energy Marketing, Gas Storage & Electric Power operating and joint venture income for 1996 reflects a 54.4 Bcf or 29% increase in gas sales and exchange gas deliveries as well as slightly higher margins on gas sales. The increase in gas sales volumes was driven primarily by additional sales to customers in the northeastern United States, as well as sales to the Michigan Power cogeneration facility which began operations in late 1995.


Outlook - In order to grow Energy Marketing operations, MCN's strategy is to aggressively pursue marketing opportunities within its current target markets as well as expanding its coverage outside of those areas. Enhanced by its ability to provide reliable and custom-tailored storage services to large-volume end users and utilities, MCN is positioned to capitalize on opportunities to further expand its market base into the Northeast and Midwest United States and eastern Canada. MCN has entered into marketing alliances with other energy marketers and suppliers in order to expand its markets in the Great Lakes and Gulf Coast regions as well as to enter new markets throughout the southern United States.

During 1997, MCN began converting a depleted natural gas reservoir into a 42 Bcf storage facility. MCN expects the storage field to be completed by mid-1999 and therefore to be available for the 1999-2000 winter heating season. Upon completion, the storage field will support Energy Marketing's operations by enhancing its ability to offer a reliable gas supply during peak winter months.

A key component of MCN's strategy to grow its Energy Marketing business is its ability to capitalize on opportunities presented by the restructuring of the electric industry. The electric industry is undergoing transition as a result of efforts to deregulate electricity sales, on both a federal and state level. MCN has formed a joint venture with DTE Energy Company to sell electricity, natural gas and energy-related services to industrial and commercial customers in nonregulated markets in the Mid-Atlantic and Midwest regions of the United States. The Michigan Public Service Commission (MPSC) has issued its final order regarding electric restructuring, which is being appealed. MCN has investments in three Michigan electric power generation facilities which could be impacted by electric restructuring.

During 1997, MCN acquired equity securities of Torrent Power Limited, an India joint venture that holds interests in two electric distribution companies and a power generation project under construction in the state of Gujarat, India. In December 1997, MCN acquired an approximate 65% interest in a 36 MW hydroelectric power plant in Nepal. Construction on the $98 million project began in early 1997 and is scheduled to be completed in late 1999. In October 1997, MCN advanced funds to an independent power producer to fund power generation projects currently under construction in the Philippines. MCN is negotiating the possible conversion of its advance to an equity interest in the power producer. MCN is continuing to pursue several other domestic and international power generation projects. MCN expects a significant increase in Electric Power joint venture income as it realizes the full benefits from existing investments as well as from additional investments in international projects over the next several years.

Foreign currency translation adjustments relating to MCN's international equity investments are included in Common Shareholders' Equity. The foreign currency translation adjustment through December 1997 primarily relates to the United States dollar and India rupee exchange rate fluctuations from the Torrent Power Limited investment. MCN's financial statements will continue to be impacted by currency exchange rate fluctuations.

RISK MANAGEMENT STRATEGY - MCN primarily manages commodity price risk by utilizing futures, options and swap contracts to more fully balance its portfolio of gas and oil supply and sales agreements. MCN has hedged a significant portion of its gas production not covered by long-term, fixed-price sales obligations. MCN's Energy Marketing group coordinates all of MCN's hedging activities to ensure compliance with risk management policies which are periodically reviewed by MCN's Board of Directors. Certain hedging gains or losses related to gas and oil production are recorded by MCN's E&P operations. Gains and losses on gas and oil production-related hedging transactions that are not recorded by MCN's E&P group are absorbed by Energy Marketing.

CORPORATE & OTHER operating and joint venture income includes administrative expenses associated with corporate management activities. The Diversified Energy group has been charged a larger portion of such expenses in 1997, reflecting its growing percentage of MCN. Operating and joint venture losses in 1996 were partially offset by a $1.7 million pre-tax gain from the sale of land by a 50%-owned real estate joint venture.


OTHER INCOME AND DEDUCTIONS
Other income and deductions for 1997 and 1996 reflect higher interest costs on increased borrowings required to finance capital investments in the Diversified Energy group, as well as dividends on $200 million of preferred securities issued in June 1997, $132 million of preferred securities issued in March 1997 and $80 million of preferred securities issued in July 1996 (Note 6).
Partially offsetting the higher interest costs and preferred dividends was increased interest income resulting from a $46 million advance made to a Philippine independent power producer (Note 2b).

The other income and deductions comparisons were affected by gains related to Dauphin Island Gathering Partners (DIGP) as well as a $2.5 million pre-tax gain from the sale of pipeline assets in 1997 and a $3.2 million pre-tax gain from the December 1997 sale of Diversified Energy's interest in the Blue Lake storage project. In a series of transactions during 1996, MCN sold 64% of its 99% interest in the DIGP partnership, resulting in pre-tax gains totaling $8.8 million, of which $2.4 million was deferred until 1997 when a related option agreement expired unexercised (Note 2f).

Included in other income and deductions in 1995 is a $1.4 million bonus received for exceeding required performance criteria at the Michigan Power project and the reversal of a $1.6 million uncollectible reserve on an advance made to a joint venture. The uncollectible provision was reversed upon the receipt of payments and credit support to ensure repayment of the remaining advance balance.

INCOME TAXES
The current and deferred income tax provisions reflect increased federal taxes on improved pre-tax earnings. This increase was partially offset by increased gas production tax credits related to E&P projects.

GAS DISTRIBUTION
Earnings produce a 13.2% return on equity - The Gas Distribution group continued its solid performance during 1997 with earnings of $81.1 million, representing a slight decrease from 1996. Earnings for 1996 increased
$5.8 million or 8% over 1995. The 1996 improvement was due primarily to increased gross margins resulting from higher gas sales and transportation deliveries.

GAS DISTRIBUTION OPERATIONS


(in Millions)                          1997        1996        1995
                                 ----------------------------------
Operating Revenues*
 Gas sales                       $  1,080.1  $  1,102.9  $    931.9
 End user transportation               84.7        82.5        80.8
 Intermediate transportation           55.2        48.6        42.0
 Other                                 51.3        42.3        52.9
                                 ----------------------------------
                                    1,271.3     1,276.3     1,107.6
Cost of Gas                           642.0       646.3       491.4
                                 ----------------------------------
Gross Margin                          629.3       630.0       616.2
                                 ----------------------------------
Other Operating Expenses*
 Operation and maintenance            286.7       298.4       299.8
 Depreciation and depletion           104.4        98.8        91.3
 Property and other taxes              61.3        62.3        58.8
                                 ----------------------------------
                                      452.4       459.5       449.9
                                 ----------------------------------
Operating Income                      176.9       170.5       166.3
                                 ----------------------------------
Equity in Earnings
 of Joint Ventures                      2.5         1.3         1.3
                                 ----------------------------------
Other Income and (Deductions)*
  Interest income                       4.7         4.0         4.4
  Interest expense                    (54.5)      (48.9)      (43.7)
  Minority interest                    (1.9)       (1.0)       (2.4)
  Other                                  .5        (1.8)       (6.4)

                                      (51.2)      (47.7)      (48.1)
                                 ----------------------------------

Income Before Income Taxes            128.2       124.1       119.5
Income Taxes                           47.1        42.7        43.9
                                 ----------------------------------
Net Income                       $     81.1  $     81.4  $     75.6
                                 ----------------------------------

*Includes intercompany transactions

GROSS MARGIN

Gross margins preserved despite warmer weather - Gas Distribution gross margin (operating revenues less cost of gas) decreased $.7 million in 1997 and increased $13.8 million in 1996, reflecting changes in gas sales and end user transportation deliveries due primarily to significantly colder weather in 1996. Additionally, gross margins in 1997 and 1996 were favorably affected by the continued growth in intermediate transportation services. Margins in 1997 also reflect increased other operating revenues resulting from initiatives of the Gas Distribution segment to grow revenues by providing gas-related services.

EFFECT OF WEATHER ON GAS MARKETS AND EARNINGS




                                                1997    1996     1995
                                              -----------------------
Percentage Colder than Normal                    .8%     5.4%      .3%
Increase from Normal in:
  Gas markets (in Bcf)                           .6     10.9      1.5
  Net income (in Millions)                    $  .5  $   9.9   $  1.4
  Basic earnings per share                    $ .01  $   .15   $  .02

Management's Discussion and Analysis


GAS SALES AND END USER TRANSPORTATION revenues in total decreased $20.6 million in 1997 and increased $172.7 million in 1996. Revenues were affected by fluctuations in gas sales and end user transportation deliveries which decreased by 13.7 Bcf to 354.2 Bcf in 1997 and increased by 12.3 Bcf to 367.9 Bcf in 1996. The decrease in gas sales and end user transportation deliveries in 1997 was due primarily to weather, which was 4.6% warmer than in 1996. The increase in sales and transportation deliveries in 1996 was due to 5.1% colder weather over the previous year as well as marketing initiatives that expanded gas markets. Gas sales revenues in 1997 and 1996 were also affected by higher gas costs which are recovered in gas sales rates as discussed in the "Cost of Gas" section. End user transportation services are provided to large-volume commercial and industrial customers who purchase gas directly from producers and brokers, including MCN's Energy Marketing business, and contract with MichCon to transport the gas to their facilities. Gas Distribution continues to enter into multi-year, competitively priced transportation agreements with large-volume users to maintain these gas markets over the long term. Gas sales and gross margins have also been affected by variations in revenues associated with MichCon's lost gas costs.

MichCon's gas sales rates are set to recover lost gas costs using an averaging method based on historical lost gas experience. As discussed in the "Cost of Gas" section that follows, gross margins have also been impacted by variations in lost gas costs.

GAS DISTRIBUTION - VOLUMES/GROSS MARGIN COMPARISON


VOLUMES                                 GROSS MARGINS
(in Bcf)                                (in Millions of Dollars)

                                        630........................97
940.7...........................97      629.3................................96
895.4....................96             616.2...............95


730.0..............95





[  ] Gas sales                          [  ] Intermediate Transportation
[  ] End User Transportation            [  ] Other



INTERMEDIATE TRANSPORTATION revenues increased by $6.6 million in both 1997 and in 1996. Revenues reflect deliveries of 586.5 Bcf in 1997 and 527.5 Bcf in 1996, increases of 59.0 Bcf and 153.1 Bcf, respectively. The increased deliveries are due primarily to additional volumes of Antrim gas transported for Michigan gas producers and brokers. There has been a significant increase in Michigan Antrim gas production over the past several years, resulting in a growing demand by gas producers and brokers for intermediate transportation services. In order to meet the increased demand, Gas Distribution expanded the capacity of its northern Michigan gathering system. The expansion enabled Gas Distribution to transport an additional 128.5 Bcf in 1997 and 75 Bcf in 1996.


In December 1997, MichCon purchased a $13 million pipeline to expand the transportation capacity of its northern Michigan gathering system. The pipeline is expected to transport 44 Bcf of Antrim gas annually.


Intermediate transportation is a gas delivery service provided to gas producers, gas brokers and other gas companies that own the natural gas but are not the ultimate consumers. Although intermediate transportation volumes have increased significantly, profit margins on this service are considerably less than margins on gas sales or for end user transportation markets.


OTHER OPERATING REVENUES increased $9.0 million in 1997 and decreased $10.6 million in 1996. The improvement in 1997 is due primarily to increased merchandise sales and other gas-related services. The 1996 decrease reflects the loss of revenues resulting from the discontinuance of MichCon's energy conservation programs.

COST OF GAS

Cost of gas is affected by variations in sales volumes and cost of gas rates. Through the gas cost recovery mechanism, the MPSC allows MichCon to recover all of its reasonably and prudently incurred cost of gas sold. Therefore, fluctuations in cost of gas sold have little or no effect on gross margins.

Cost of gas sold decreased in 1997 as a result of lower sales volumes, primarily due to warmer weather and supplier refunds. Substantially offsetting this decrease were higher spot market prices paid for natural gas purchases resulting in a 7% or $.19 increase in the cost of gas sold per Mcf. In 1996, cost of gas sold increased as a result of significantly higher spot market prices paid for natural gas purchased and higher sales volumes due to colder weather. Cost of gas sold for 1996 increased 24% or $.56 per Mcf. To mitigate price volatility related to spot market prices, MichCon has been authorized by the MPSC to change its supply strategy to purchase up to one-third of its gas under fixed price contracts.

As previously discussed, cost of gas is affected by variations in lost gas amounts. Lost gas costs for 1997 decreased by $.5 million and increased in 1996 by $6.6 million.

OTHER OPERATING EXPENSES

OPERATION AND MAINTENANCE expenses declined by $11.7 million or 4% in 1997 and decreased slightly in 1996. The reduction for 1997 is due to lower benefit costs, primarily pension and retiree healthcare costs, as well as lower uncollectible gas accounts expense. Partially offsetting the decrease in 1997 were higher expenses associated with increased merchandise sales.

Management's continuing efforts to control operating costs also contributed to the reductions in operation and maintenance expenses. Gas Distribution has streamlined its organizational structure over the past several years while increasing its customer base and expanding energy services to customers. Since 1994, the number of Gas Distribution employees has declined by 408 or 12%, while the number of customers has increased by nearly 40,000 or 3%.

GAS DISTRIBUTION - NUMBER OF
CUSTOMERS SERVED PER EMPLOYEE

409..............................97
380........................96
369................95


Expenses in 1996 were affected by lower benefit costs and reduced expenses resulting from the discontinuance of MichCon's energy conservation programs. Significantly offsetting these lower costs in 1996 was an increase in uncollectible gas accounts expense. Uncollectible gas accounts were driven higher by 1996's colder temperatures and rising gas prices which significantly increased customers' heating bills. The impact of higher heating bills was worsened by a reduction and delay in the home heating assistance funding obtained by low-income customers.

Gas Distribution receives a significant amount of its heating assistance funding from the federal Low-Income Home Energy Assistance Program (LIHEAP). Congress reduced a substantial portion of the program's funding for the 1996 fiscal year, but increased the program's funding for the 1997 fiscal year to $1 billion. The State of Michigan's share of LIHEAP funds was increased from $47.5 million in fiscal year 1996 to $64 million in 1997. A significant portion of such funds was passed on to qualified residents in the form of Michigan Home Heating Credits. Gas Distribution received $12.7 million of these funds, $3.5 million more than in 1996. Home Heating Credits assisted 83,000 Gas Distribution customers in 1997, compared to 74,000 in 1996.
During 1997, Congress approved a budget, which provides for federal LIHEAP funding at $1 billion and $1.1 billion for fiscal years 1998 and 1999, respectively. A portion of any future increase or decrease in funding may impact MichCon's uncollectible accounts. MichCon is currently working with federal and state officials to identify other ways to obtain energy assistance for low-income customers and is taking actions to minimize the impact a reduction in LIHEAP funds would have on MCN's financial statements.

DEPRECIATION AND DEPLETION increased in both 1997 and 1996 due to higher plant balances, reflecting capital expenditures of $614.5 million over the past three years. The MPSC approved an order that lowers MichCon's depreciation rates effective January 1, 1998. In 1998, these new depreciation rates will largely offset the increase in depreciation expense resulting from additional capital expenditures. While the Michigan Attorney General has appealed the depreciation order, management believes the MPSC order approving the lower depreciation rates will be upheld.

PROPERTY AND OTHER TAXES decreased in 1997 and increased in 1996. Gas Distribution reduced its property taxes for 1997 based on pending appeals of personal property tax assessments. Gas Distribution has been assessed additional amounts which are being protested. Management does not believe payments of these additional amounts is probable. Offsetting the reduction in 1997 property and other taxes was an increase in Michigan single business taxes due to improved pre-tax earnings. Property and other taxes increased in 1996 as a result of higher plant balances.

EQUITY IN EARNINGS OF JOINT VENTURES

Earnings from joint ventures increased in 1997 and were unchanged in 1996 as compared to 1995. Joint venture earnings in 1997 reflect increased contributions from the Blue Lake gas storage project as a result of reduced operating and financing costs.

OTHER INCOME AND DEDUCTIONS

Interest expense increased in 1997 and 1996 due to additional long-term debt required to finance capital investments. During 1997, MichCon issued $85 million of first mortgage bonds and nonutility subsidiaries of MichCon borrowed $40 million under a nonrecourse credit agreement. During 1996, MichCon issued $70 million of first mortgage bonds. In 1996, other income and deductions were affected by an increase in the capitalization of the cost of equity funds used during construction resulting from higher construction balances.

INCOME TAXES
Income tax increased in 1997 and decreased in 1996. Income taxes were impacted by variations in pre-tax earnings. Income tax comparisons were also impacted by the amounts recorded in 1996 for the favorable resolution of prior years' tax issues and tax credits.

ENVIRONMENTAL MATTERS

Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns, or previously owned, 17 such former manufactured gas plant (MGP) sites.

During the mid-1980s, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to the by-products of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality. None of these former MGP sites is on the National Priorities List prepared by the U.S. Environmental Protection Agency.

Management's Discussion and Analysis


MCN is not involved in any administrative proceedings regarding these former MGP sites but is currently remediating four of these sites and conducting more extensive investigations at five other sites.

In 1984, MCN established an $11.7 million reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of this reserve.

MCN employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. The findings of these investigations indicate that the estimated total expenditures for investigation and remedial activities at all 17 former MGP sites could range between $30 million and $170 million based on undiscounted 1995 costs. As a result of these studies, MCN accrued an additional liability and a corresponding regulatory asset of approximately $35 million during 1995.

MCN has notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites. MCN concluded settlement negotiations with certain carriers in 1996 and 1997 and has received payments from several carriers. In October 1997, MCN filed suit against major nonsettling carriers seeking recovery of incurred costs and a declaratory judgment of the carriers' liability for future costs of environmental investigation and remediation costs at former MGP sites.

During 1997, 1996 and 1995, MCN spent $.8 million, $.9 million and $2.1 million, respectively, investigating and remediating these former MGP sites. At December 31, 1997, the reserve balance was $36.7 million, of which $1.7 million is classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs and therefore have an effect on MCN's financial position and cash flows. However, management believes that insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MCN's results of operations.

OUTLOOK

Gas Distribution's strategy is to become the provider of choice for natural gas and high-value energy services within Michigan. Accordingly, Gas Distribution's objectives are to grow its revenues and reduce its costs in order to maintain strong returns and provide customers with high-quality service at competitive prices. Revenue growth will be achieved through initiatives to expand Gas Distribution's 940 Bcf of gas markets and its 1.2 million residential, commercial and industrial customer base.

Gas Distribution expects to provide natural gas to approximately 20,000 new customers in 1998. Gas Distribution's market share for residential heating customers in the communities in which it serves is approximately 80%. While this saturation rate is high, significant opportunities exist through conversion of existing homes from other fuels as well as from new construction. Gas Distribution continues to expand the industrial and commercial markets by aggressively facilitating the use of existing gas technologies and equipment as well as by developing new natural gas technologies.

Management is continually assessing ways to improve cost competitiveness. Among other cost saving initiatives, Gas Distribution has signed contracts with the Detroit Edison Company and other utilities to share the cost of payment processing, meter reading and staking of underground facilities. Gas Distribution is continuing to explore opportunities to share the cost of common, duplicative operating functions.

In December 1997, MichCon announced an early retirement incentive program. This program could affect approximately 10% of MichCon's work force. Management does not believe that these costs will have a material impact on 1998 net income. However, the early retirement of employees is expected to contribute toward reducing operating costs in future years.

The challenges and opportunities resulting from increased competition in the natural gas industry have been a catalyst for MPSC action in the development of major reforms in utility regulation aimed at giving all customers added choices and more price certainty. MichCon and other Michigan gas utilities voluntarily implemented pilot transportation service programs in 1997 for small commercial and residential customers. The overall package of regulatory changes connected with the gas industry restructuring is expected to generate additional revenue and cost savings opportunities as the restructuring advances. Gas Distribution is positioning itself to respond to changes in regulation and increased competition by reducing its cost of operations while maintaining a safe and reliable system for customers.

As described in Note 9 to the consolidated financial statements, MCN's Gas Distribution segment complies with the provisions of Statement of Financial Accounting Standards (SFAS), No. 71, "Accounting for the Effects of Certain Types of Regulation." Future regulatory changes or changes in the competitive environment could result in Gas Distribution discontinuing the application of SFAS No. 71 for all or part of its business and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery or refund. If Gas Distribution were to discontinue application of SFAS No. 71 for all of its operations as of December 31, 1997, it would have an extraordinary, noncash increase to net income of approximately $44 million. Criteria that give rise to the discontinuance of SFAS No. 71 include (1) increasing competition that restricts Gas Distribution's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. Based on a current evaluation of the various factors and conditions that are expected to impact future regulation, man-agement believes currently available facts support the continued application of SFAS No. 71.

DISCONTINUED OPERATIONS

In June 1996, MCN completed the sale of its computer operations subsidiary, Genix, to Affiliated Computer Services, Inc. for an initial sales price of $137.5 million, resulting in an after-tax gain of $36.2 million. In October 1996, the initial sales price was decreased by $4.6 million to reflect the reduction in Genix's working capital between the effective and closing dates of the transaction. The selling price of Genix could be further adjusted downward by as much as $26.2 million depending upon the occurrence of certain contingencies that include, among other things, retention of certain customers through mid-1998 and tax-related matters. Management believes that no further adjustment to the selling price will occur.


CAPITAL RESOURCES AND LIQUIDITY

OPERATING ACTIVITIES

MCN's cash flow from operating activities increased $145.1 million during 1997 and decreased $69.7 million during 1996. The increase in 1997 was primarily the result of lower working capital requirements. Higher net income, after adjusting for noncash items (depreciation and deferred taxes) and nonoperating gains (Notes 2f and 2h), also contributed to the increase in 1997. The 1996 decrease was due primarily to an increase in working capital requirements, partially offset by higher net income, after adjusting for noncash items and nonoperating gains.


FINANCING ACTIVITIES

In June 1997, MCN sold 9,775,000 shares of common stock in a public offering, generating net proceeds of $276.6 million (Note 7a). Proceeds from this issuance were used to fund capital expenditures, to repay short-term obligations and for general corporate purposes.


In June 1997, MCN issued, through wholly-owned trusts, 100,000 Private Institutional Trust Securities (PRINTS) and 100,000 Single Point Remarketed Reset Capital Securities (SPRRCS) (Note 6b). Net proceeds of $199.1 million from these issuances were invested by MCN in its Diversified Energy group and were used to reduce short-term debt incurred to fund capital investments.

In March 1997, MCN issued 2,645,000 FELINE PRIDES, generating net proceeds of $127.4 million (Note 6a). Proceeds from the issuance were used to reduce short-term debt incurred by the Diversified Energy group to fund capital investments and for general corporate purposes.

In July 1996, MCN issued, through a wholly-owned trust, 3,200,000 shares of Trust Originated Preferred Securities (TOPrS), generating net proceeds of $77.2 million (Note 6c). Proceeds from the issuance were invested by MCN in its Diversified Energy group and were used to reduce short-term debt incurred to fund capital expenditures, for working capital requirements and for general corporate purposes.

In April 1996, MCN issued 5,865,000 Preferred Redeemable Increased Dividend Equity Securities (Enhanced PRIDES) (Note 6d). The Enhanced PRIDES are convertible securities that consist of a forward contract under which MCN is obligated to sell, and the Enhanced PRIDES holders are obligated to purchase, approximately $135 million of MCN common stock in April 1999.

In March 1995, MCN sold 5,750,000 shares of new common stock in a public offering, generating approximately $99 million. Proceeds from this issuance were used to fund capital expenditures, to repay short-term obligations and for general corporate purposes.

MCN also issues new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. During the 1995-1997 period, MCN issued 2,949,000 shares, generating $51.6 million. During 1998, MCN anticipates the issuance of new shares of common stock pursuant to these plans, generating approximately $20 million.

As of December 1997, MCN had an outstanding shelf registration with approximately $136 million remaining to be issued in the form of debt or equity securities. MCN anticipates filing a new registration statement with the Securities and Exchange Commission (SEC) in the first quarter of 1998 to allow it to issue an additional $800 million of debt and equity securities. MCN's capital requirements and general market conditions will affect the timing and amount of future issuances.

The following table sets forth the ratings for securities issued by MCN and its subsidiaries. These ratings are considered investment grade by each rating agency.


                                   Standard                   Duff &
                                   & Poor's       Moody's     Phelps      Fitch
                                   --------------------------------------------
MCN:
 FELINE PRIDES                     BBB+             baa2       BBB+        BBB+
 Enhanced PRIDES                   BBB+             baa1       BBB+        BBB+
 PRINTS/SPRRCS                       A-             baa1         A-          A-
 TOPrS/preferred
     securities                    BBB+             baa2       BBB+        BBB+
MCNIC:
  Commercial paper*                 A2                P2        D1-         F2
  Medium-term notes*               BBB+             Baa2         A-        BBB+
MichCon:
  Commercial paper                  A1                P1        D1          F1
  First mortgage bonds               A                A2         A+          A
                                   --------------------------------------------

 *Ratings based on MCN support agreement

DIVERSIFIED ENERGY

MCNIC has established credit lines for borrowings of up to $100 million under a 364-day revolving credit facility and up to $300 million under a three-year revolving credit facility, both of which expire in July 1998. These facilities support MCNIC's $400 million commercial paper program which is used to finance capital investments of the Diversified Energy group and working capital requirements of its gas marketing operations.

During 1997, MCNIC repaid $182.5 million of commercial paper. Commercial paper of $147.4 million was outstanding at December 31, 1997.

Management's Discussion and Analysis

In June 1997, MCNIC repaid $30 million of senior debt on its stated maturity date.

In January 1997, MCNIC issued $150 million of medium-term notes, using the proceeds to repay short-term debt and for general corporate purposes.

In January and May 1996, MCNIC issued $200 million and $130 million, respectively, of medium-term notes using the proceeds to repay commercial paper balances and for general corporate purposes.

As of December 1997, MCNIC had an outstanding shelf registration with approximately $220 million remaining to be issued in the form of debt securities. MCNIC anticipates filing a new registration statement with the SEC in the first quarter of 1998 to allow it to issue an additional $700 million of debt securities. MCNIC's capital requirements and general market conditions will affect the timing and amount of future issuances.

In order to finance investment activities, MCN's E&P business obtained $100 million under a five-year term loan during 1995.

GAS DISTRIBUTION

During the latter part of each year, Gas Distribution generally incurs short-term debt to finance increases in gas inventories and customer accounts receivable. The short-term debt is normally reduced in the first part of the year as gas inventories are depleted and funds are received from winter heating sales. To meet its seasonal short-term borrowing needs, MichCon normally issues commercial paper that is backed by credit lines with several banks. MichCon has established credit lines to allow for borrowings of up to $150 million under a 364-day revolving credit facility and up to $150 million under a three-year revolving credit facility, both of which expire in July 1998. At December 31, 1997, commercial paper of $236.7 million was outstanding under this program.


During May 1997, MichCon issued $85 million of first mortgage bonds under its existing shelf registrations. The funds from this issuance were used to retire first mortgage bonds, fund capital expenditures and for general corporate purposes.

During April 1997, nonutility subsidiaries of MichCon borrowed $40 million under a nonrecourse credit agreement that matures in 2005. Proceeds were used to finance the expansion of the northern Michigan gathering system.


During the second quarter of 1997, MichCon redeemed $17 million of long-term debt. MichCon also repaid $50 million of first mortgage bonds on its stated maturity date in May 1997.

MichCon issued first mortgage bonds totaling $70 million in both 1996 and 1995. The proceeds were used to repay short-term obligations, finance capital expenditures and for general corporate purposes.

MichCon repaid all amounts owing under its Trust Demand Note program and did not renew this program which expired in March 1997 and allowed for borrowings of up to $25 million.


As of December 1997, MichCon had an outstanding shelf registration with approximately $215 million remaining to be issued in the form of debt securities.

INVESTING ACTIVITIES

CAPITAL INVESTMENTS
(in Millions)                                1997         1996          1995
                                         -----------------------------------
Consolidated Capital Expenditures:
  Diversified Energy                     $  405.0     $  395.3     $   291.5
  Gas Distribution                          157.7        215.3         241.5
  Discontinued Operations                       -          6.5           9.4
                                         -----------------------------------
                                            562.7        617.1         542.4
                                         -----------------------------------
MCN's Share of Joint Venture
   Capital Expenditures:
   Pipelines & Processing                   152.2         5.2            1.0
   Energy Marketing, Gas Storage,
     & Power Generation                      10.6         5.7           40.0
   Gas Distribution                           2.6         4.8           10.3
   Other                                       .5          .3            1.5
                                         -----------------------------------
                                            165.9        16.0           52.8
                                         -----------------------------------
Acquisitions:
   Significant (Note 2)*                    231.0       133.2           83.2
   Other                                        -        24.4           10.4
                                         -----------------------------------
                                            231.0       157.6           93.6
                                         -----------------------------------
Total Capital Investments                $  959.6     $ 790.7      $   688.8
                                         -----------------------------------

*Includes MCN's share of GTEC debt existing at the date of acquisition (Note 2c)

Capital investments near $1 billion - Capital investments increased $168.9 million in 1997 due to acquisitions in electric power generation and distribution projects (Notes 2a, 2c and 2d) and increased investments in Pipelines & Processing joint ventures.

In December 1997, Gas Distribution invested $31.3 million in a grantor trust to meet future obligations related to certain postretirement healthcare costs (Note
11c), and Diversified Energy advanced $46 million to an independent power producer to fund power generation projects under development in the Philippines (Note 2b).

During 1997, MCN's E&P business sold certain gas and oil properties generating proceeds of $64.2 million. During 1996, MCN completed the sale of Genix (Note
2h) and interests in DIGP (Note 2f) resulting in total proceeds of $168.9 million. Proceeds from these sales were used to reduce debt incurred to fund Diversified Energy's capital investments.

Outlook

MCN's strategic direction is to grow significantly by investing in a portfolio of energy-related projects. MCN's capital investments could range between $6 billion and $9 billion over the next five years. During 1998, MCN expects capital investments to range from $1.2 billion to $1.5 billion, with approximately 80% to 85% in Diversified Energy and the remainder in Gas Distribution.

Within the Diversified Energy group, MCN anticipates over $400 million will be invested in E&P projects for drilling operations and to acquire reserves in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions. Approximately $250 million is expected to be invested in electric power projects, primarily through foreign joint ventures. The remaining $350 million of expenditures are anticipated to be in pipeline, gathering, processing and related projects.

Gas Distribution capital investments during 1998 will approximate $200 million and will be made to add new customers, develop new gas transportation markets, make improvements to existing storage and transmission systems and improve its information system.

The proposed level of investments in 1998 and future years will increase capital requirements materially in excess of internally generated funds and require the issuance of additional debt and equity securities. MCN's capital requirements and general market conditions will affect the timing and amount of future issuances.

As it expands its business, MCN's capitalization objective is to maintain its credit ratings through a strong balance sheet. Its capitalization objective is a ratio of 55% equity and 45% debt. It is management's opinion that MCN and its subsidiaries will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

NEW ACCOUNTING PRONOUNCEMENTS

YEAR 2000 - In 1996 the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus that the cost associated with modifying internal use software for the year 2000 should be expensed as incurred. The year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the year. Any programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause computer systems to perform inaccurate calculations.

MCN has established processes for evaluating and managing the risks and costs associated with the year 2000 issue. MCN has conducted a review to identify computer systems that could be affected by the inability of these systems to properly recognize the digits for the year 2000. MCN has developed a corrective plan and is currently implementing such plan. Based on the corrective plan, costs associated with the year 2000 issue are estimated to total between $5 million and $6 million over the next two years. The anticipated costs are not higher due in part to the ongoing replacement of significant old systems. New systems in process of being installed as well as those installed over the past few years are year 2000 compliant. These systems were necessary to maintain a high level of customer satisfaction and to respond to changes in regulation and increased competition within the energy industry.


MCN is working with its suppliers, operators and partners to mitigate any adverse effects of their system failures on MCN. As a result, management cannot quantify the impact to MCN of other companies' system failures, but does not expect it to be material.

REENGINEERING ACTIVITIES - In 1997 the EITF reached a consensus that the cost of business process reengineering activities, whether done internally or by third parties, is to be expensed as incurred. This consensus also applies when the business process reengineering activities are part of a project to acquire, develop or implement internal use software. Management does not expect the financial impact of such activities to be material to MCN's results of operations.


FORWARD LOOKING STATEMENTS

The Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties that may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements. Factors that may impact forward-looking statements include, but are not limited to, the following: (i) the effects of weather and other natural phenomena; (ii) increased competition from other energy suppliers as well as alternative forms of energy; (iii) the capital intensive nature of MCN's business; (iv) economic climate and growth in the geographic areas in which MCN does business; (v) the uncertainty of gas and oil reserve estimates; (vi) the timing and extent of changes in commodity prices for natural gas, electricity and crude oil; (vii) the nature, availability and projected profitability of potential projects and other investments available to MCN; (viii) conditions of capital markets and equity markets; (ix) changes in the economic and political climate and currencies of foreign countries where MCN has invested or may invest in the future, and (x) the effects of changes in governmental policies and regulatory actions, including income taxes, environmental compliance and authorized rates.

Consolidated Statement of Cash Flows

Year Ended December 31 (in Thousands)                                   1997         1996      1995
                                                                      ----------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
  Net income                                                          $ 142,306     $150,340  $  96,756
  Adjustments to reconcile net income to net cash
    provided from operating activities
    Depreciation, depletion and amortization
      Per statement of income                                           181,612      145,990    114,585
      Charged to other accounts                                           7,728       11,026     14,318
    Deferred income taxes-current                                        (2,701)       8,061      8,927
    Deferred income taxes and investment tax
      credit, net                                                        11,660       23,892     30,284
    Gains related to DIGP and Genix, net of taxes (Notes 2f and 2h)      (1,560)     (40,326)         -

    Equity in earnings of joint ventures, net of distributions          (16,511)      (2,506)     1,777
    Other                                                                (3,896)      (3,391)     1,376
    Changes in assets and liabilities, exclusive of
      changes shown separately                                           24,746      (94,754)       (20)
                                                                      ----------------------------------
      Net cash provided from operating activities                       343,384      198,332    268,003
                                                                      ----------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net                                                     68,000       87,491     16,828
  Dividends paid                                                        (72,851)     (62,875)   (58,193)
  Issuance of common stock (Note 7a)                                    294,402       17,264    115,725
  Issuance of preferred securities (Note 6)                             326,521       77,218          -
  Issuance of long-term debt                                            273,241      398,540    168,864
  Long-term commercial paper and credit facilities, net                (261,822)     (62,835)   142,657
  Retirement of long-term debt and preferred securities                (109,224)      (8,139)    (8,271)
  Other                                                                   4,612       (6,249)    (2,084)
                                                                      ----------------------------------
      Net cash provided from financing activities                       522,879      440,415    375,526
                                                                      ----------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures                                                 (561,354)    (610,323)  (537,156)
  Acquisitions (Notes 2)                                               (166,553)    (133,201)   (83,176)
  Investment in debt and equity securities (Notes 2b and 11c)           (63,123)     (26,903)      (243)
  Investment in joint ventures                                         (152,642)     (36,217)   (20,539)
  Sale of E&P property and equipment                                     64,200          621          -
  Sale of Genix (Note 2h)                                                     -      132,889          -
  Sale of investment in joint ventures                                    3,165       36,000     10,803
  Other                                                                  19,077        9,590     (5,506)
                                                                      ----------------------------------
      Net cash used for investing activities                           (857,230)    (627,544)  (635,817)
                                                                      ----------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                 9,033       11,203      7,712
CASH AND CASH EQUIVALENTS, JANUARY 1                                     30,462       19,259     11,547
                                                                      ----------------------------------
CASH AND CASH EQUIVALENTS, DECEMBER 31                                $  39,495     $ 30,462  $  19,259
                                                                      ----------------------------------
CHANGES IN ASSETS AND LIABILITIES, EXCLUSIVE OF
  CHANGES SHOWN SEPARATELY
  Accounts receivable, net                                            $ (47,541)    $(66,183) $(103,951)
  Accrued unbilled revenues                                              15,499      (16,099)    (9,357)
  Accrued/deferred gas cost recovery revenues                            14,810      (28,250)   (18,495)
  Gas in inventory                                                       22,384       (7,398)    59,886
  Accounts payable                                                        8,834      102,711     74,537
  Federal income, property and other taxes payable                       (5,934)     (19,587)    (3,716)
  Prepaid/accrued benefit costs                                         (16,086)     (50,972)   (27,199)
  Other current assets and liabilities                                   11,522      (14,485)    (2,819)
  Deferred assets and liabilities                                        21,258        5,509     31,094
                                                                      ----------------------------------
                                                                         24,746     $(94,754) $     (20)
                                                                      ----------------------------------
SUPPLEMENTAL DISCLOSURES
  Cash paid during the year for:
    Interest, net of amounts capitalized                              $  97,659     $ 74,775  $  52,833
    Federal income taxes                                                 30,300       19,934      9,366
  Noncash investing and financing activities:
    Common stock and performance units                                $  19,188     $  6,210  $       -
    Foreign currency translation adjustment                               6,292           98        123
    Sale of investment in joint ventures                                  8,562            -          -
    Yield enhancement and contract costs                                  2,702        8,243          -
    Property purchased under capital leases                               1,303        6,765      3,809


The notes to the consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CAPITALIZATION


                                                                                    1997            1996            1995
Year Ended December 31 (in Thousands)                                           ----------------------------------------
LONG-TERM DEBT, EXCLUDING CURRENT REQUIREMENTS (Note 5)
  First mortgage bonds, interest payable semi-annually
      6-1/4% series due 1997                                                    $        -      $        -      $   50,000
      6.30% series due 1998                                                              -          20,000          20,000
      6.51% series due 1999                                                         30,000          30,000             -
      5-3/4% series due 2001                                                        60,000          60,000          60,000
      8% series due 2002                                                            70,000          70,000          70,000
      6.72% series due 2003                                                          4,150           4,150           4,150
      6.80% series due 2003                                                         15,850          15,850          15,850
      9-1/8% series due 2004                                                        55,000          55,000          55,000
      7.15% series due 2006                                                         40,000          40,000               -
      7.21% series due 2007                                                         30,000               -               -
      7.06% series due 2012                                                         40,000               -               -
      8-1/4% series due 2014                                                        80,000          80,000          80,000
      7.60% series due 2017                                                         14,990               -               -
      9-1/2% series due 2019                                                             -           5,000           5,000
      7-1/2% series due 2020                                                        29,641          29,812          30,000
      9-1/2% series due 2021                                                        40,000          40,000          40,000
      6-3/4% series due 2023                                                        17,177          17,782          18,416
      7% series due 2025                                                            40,000          40,000          40,000
      Unamortized discount                                                          (1,235)         (1,349)         (1,390)

  Medium-term notes, interest payable semi-annually
      5.84% series due 1999                                                         80,000          80,000               -
      6.82% series due 1999                                                        130,000         130,000               -
      6.03% series due 2001                                                         60,000          60,000               -
      6.89% series due 2002                                                         90,000               -               -
      6.32% series due 2003                                                         60,000          60,000               -
      7.12% series due 2004                                                         60,000               -               -
  Senior notes-7.79% series due 1997, interest
    payable semi-annually                                                                -               -          30,000
  Term loan due 2000, interest
    payable quarterly                                                              100,000         100,000         100,000
  Unsecured notes-9-3/4% series due 2000,
    interest payable semi-annually                                                       -          12,000          12,000
  Commercial paper and credit facilities                                                 -         261,822         324,657
  Project loan due 2006, interest payable
    quarterly                                                                       14,080          15,840          17,600
  Long-term capital lease obligations                                                7,702          16,625          18,532
  Other long-term debt                                                              45,209           9,508           3,592
                                                                               -------------------------------------------
                                                                                 1,212,564       1,252,040         993,407
                                                                               -------------------------------------------
REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARIES (Note 6)
MCN-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARIES
  HOLDING SOLELY DEBENTURES OF MCN, net of unamortized deferred issuance costs, $512,250,000 aggregate liquidation preference value,
    10,045,000  shares authorized and  outstanding, Series A                       505,104         173,809          96,449
                                                                               -------------------------------------------
COMMON SHAREHOLDERS' EQUITY (Note 7)

COMMON STOCK,
  par value $.01 per share-100,000,000 shares authorized,
    78,231,889, 67,303,908, and 66,370,230 shares outstanding,
    respectively                                                                       782             673             664
                                                                               -------------------------------------------
ADDITIONAL PAID-IN CAPITAL
  Balance-beginning of period                                                      493,469         446,055         331,571
  Common stock and performance units                                               313,485          47,326         115,840
  Other                                                                             (1,141)           (303)         (1,583)
                                                                               -------------------------------------------
  Balance-end of period                                                            805,813         493,078         445,828
                                                                               -------------------------------------------
RETAINED EARNINGS
  Balance-beginning of period                                                      305,352         218,425         179,862
  Net income                                                                       142,306         150,340          96,756
  Cash dividends declared on common stock                                          (72,851)        (62,875)        (58,193)
  Other                                                                                  -            (538)              -
                                                                               -------------------------------------------
  Balance-end of period                                                            374,807         305,352         218,425
                                                                               -------------------------------------------
FOREIGN CURRENCY TRANSLATION ADJUSTMENT (Note 1)                                    (6,335)            (43)           (141)
                                                                               -------------------------------------------
YIELD ENHANCEMENT, CONTRACT AND ISSUANCE COSTS (Notes 6a and 6d)                   (22,039)        (14,492)              -
                                                                               -------------------------------------------
                                                                                 1,153,028         784,568         664,776
                                                                               -------------------------------------------
TOTAL CAPITALIZATION
                                                                               $ 2,870,696      $2,210,417      $1,754,632
                                                                               -------------------------------------------


The notes to the consolidated financial statements are an integral part of this statement.

Notes to Consolidated Finanacial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MCN Energy Group Inc. (MCN) is a diversified energy company with markets and investments throughout North America and in Asia. MCN operates through two major business groups, Diversified Energy and Gas Distribution.

- Diversified Energy, operating through MCN Investment Corporation (MCNIC), is involved in the following businesses: Exploration & Production (E&P) with 1.3 trillion cubic feet equivalent (Tcfe) of proved gas and oil reserves at December 31, 1997 in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions of the United States; Pipelines & Processing with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; Energy Marketing with total gas sales and exchange gas delivery markets of 358.8 billion cubic feet (Bcf) for 1997; Electric Power with investments in electric generation facilities in operation and under development with a combined 2,804 megawatts (MW) of gross capacity and investments in electric distribution facilities; and Gas Storage with investments in storage facilities that have 52 Bcf of storage capacity, 42 Bcf of which is currently under development.

- Gas Distribution consists principally of Michigan Consolidated Gas Company (MichCon), a natural gas distribution and transmission company serving 1.2 million customers in more than 500 communities throughout Michigan. MichCon is subject to the accounting requirements and rate regulation of the Michigan Public Service Commission (MPSC) with respect to the distribution and intrastate transportation of natural gas. Less than half of MichCon's labor force is covered by collective bargaining agreements. In June 1998, bargaining agreements covering approximately 15% of the labor force are due to expire.

BASIS OF PRESENTATION -- The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles. In connection with their preparation, management was required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent liabilities. Actual results could differ from those estimates. Certain reclassifications have been made to prior years' statements to conform to the 1997 presentation.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of MCN and certain consolidated subsidiaries and partnerships. E&P investments are predominantly accounted for using the proportionate consolidation method. Investments in other entities in which MCN has a controlling influence are consolidated. Generally, investments in 50% or less owned entities in which MCN has significant but not controlling influence, and entities where control is temporary, have been accounted for under the equity method.

REVENUES AND COST OF GAS -- Gas Distribution accrues revenues for gas service provided but unbilled at month end. MichCon also accrues revenues equal to the recoverable cost of gas sold. Annual gas cost recovery (GCR) proceedings before the MPSC permit MichCon to recover the prudent and reasonable cost of gas sold. Any overcollection or undercollection of costs, including interest, will be reflected in future rates.

NATURAL GAS AND OIL EXPLORATION AND PRODUCTION -- The full-cost accounting method prescribed by the Securities and Exchange Commission (SEC) is followed for investments in gas and oil properties. Under the full cost method substantially all acquisition, exploration and development costs are capitalized. To the extent such capitalized costs exceed the "ceiling," the excess is written off to income. The ceiling is the sum of discounted future net cash flows from proved gas and oil reserves (using unescalated prices and costs unless contractual arrangements exist), and the costs of unproved properties after income tax effects. The ceiling test is applied at the end of each quarter and requires a write-down of gas and oil properties if the ceiling is exceeded, even if any price decline is temporary. Management's investment and operating decisions are based upon prices, costs and production assumptions that are different from those used to compute the ceiling. As a result, it is possible that future fluctuations in key forecast assumptions could result in impairments being recorded for accounting purposes, when the long-term economics of such properties have not changed.

The unit of production method is used for calculating depreciation, depletion and amortization (DD&A) on proved gas and oil properties. The average DD&A expense per thousand cubic feet equivalent (Mcfe) was $.75, $.70, and $.67 in 1997, 1996 and 1995, respectively. Costs directly associated with the acquisition and evaluation of unproved gas and oil properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed periodically, and a provision for impairment is made to the full-cost amortization base when appropriate.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment, excluding E&P property, is stated at cost and includes appropriate amounts of labor, materials, overhead and an allowance for funds used during construction. Unit of production depreciation and depletion is used for certain Gas Distribution transmission property. All other property, plant and equipment of MCN, excluding E&P property, is depreciated over its useful life using the straight-line method. Depreciation rates vary by class of property.

The ratio of the provision for depreciation and depletion to the average cost of depreciable property is as follows:

                                 1997          1996           1995
                                ------------------------------------
Pipelines & Processing           3.5%           3.8%           2.1%
Gas Distribution                 4.1%           4.4%           4.4%
Other                           12.3%          10.1%          13.3%

INCOME TAXES AND INVESTMENT TAX CREDITS -- Tax Benefits Amortizable to Customers represents the net revenue equivalent of the difference in property-related accumulated deferred income taxes computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" as compared to the amounts previously reflected in setting utility rates. This amount is due to current tax rates being lower than the rates in effect when the original deferred taxes were recorded and because of temporary differences, including accumulated investment tax credits, for which deferred income taxes were not previously recorded in setting utility rates. These net tax benefits are being amortized in accordance with the regulatory treatment over the life of the related plant as the related temporary differences reverse.

Investment tax credits relating to Gas Distribution property placed into service were deferred and are being credited to income over the life of the related property. Investment tax credits relating to Diversified Energy operations were recorded to income in the year the related property was placed into service.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION -- Gas Distribution capitalizes an allowance for both debt and equity funds used during construction in the cost of major additions to plant. Diversified Energy also capitalizes interest on debt funds used during construction. The total amount capitalized was $18,190,000, $14,631,000, and $7,893,000 in 1997, 1996 and 1995, respectively.

DEFERRED DEBT COSTS -- In accordance with MPSC regulations, MichCon defers reacquisition and unamortized issuance costs of reacquired long-term debt when such debt is refinanced. These costs are amortized over the term of the replacement debt.

CONSOLIDATED STATEMENT OF CASH FLOWS -- For purposes of this statement, MCN considers all highly liquid investments, excluding restricted investments, purchased with a maturity of three months or less to be cash equivalents.

SALES OF OWNERSHIP INTEREST BY SUBSIDIARIES AND PARTNERSHIPS -- MCN recognizes gains or losses on the sale of stock by subsidiaries or the sale of partnership interests. Such gains or losses represent the difference between MCN's share of the consideration received and the historical book value of its investment.

FOREIGN CURRENCY TRANSLATION -- MCN's foreign joint ventures use the local currency as the functional currency. As a result, MCN's investments in foreign entities are translated from foreign currencies into United States dollars using end of period exchange rates. Equity in earnings of foreign entities is translated at the average exchange rate prevailing during the month the respective earnings occur. Translation adjustments, net of deferred taxes, are shown as a separate component of Common Shareholders' Equity and have no effect on net income.

2. ACQUISITIONS, INVESTMENTS AND DISPOSITION

a. BHOTE KOSHI POWER COMPANY

In December 1997, MCN acquired an approximate 65% interest in Bhote Koshi Power Company, a partnership that is constructing a 36 MW hydroelectric power plant in Nepal. Construction of the plant began in early 1997 and is scheduled to be completed in the fourth quarter of 1999. At December 31, 1997, MCN had paid $3,760,000 of its total equity commitment of $20,100,000. The equity commitment balance will be paid over the next two years. The investment is accounted for under the equity method.

b. PHILIPPINE INVESTMENT

In October 1997, MCN advanced approximately $46,000,000 to an independent power producer to fund power generation projects already under construction in the Philippines. This investment is structured as an interest bearing loan with the possibility of being converted into an equity interest in the independent power producer. MCN's negotiations toward converting its advance to an equity interest have been complicated by the devaluation of the Philippine peso.

c. TORRENT POWER LIMITED

In March 1997, MCN acquired a 40% interest in the common equity of Torrent Power Limited (TPL), an India joint venture that holds minority interests in electric distribution companies and power generation facilities located in the state of Gujarat, India. In August and October 1997, MCN acquired preference shares in TPL, bringing the total cost of the acquisitions to $114,200,000, of which $108,000,000 was paid through December 1997. The remainder is expected to be paid in 1998. Specifically, the joint venture holds a 36% interest in Ahmedabad Electricity Company Limited (AEC), a 43% interest in Surat Electricity Company Limited (SECL) and a 42% interest in Gujarat Torrent Energy Corporation (GTEC). AEC serves the city of Ahmedabad and has 550 MW of electric generating capacity. SECL provides electricity to the city of Surat. GTEC is currently constructing a 655 MW dual fuel generation facility, the first phase of which became operational in October 1997, and the entire facility is expected to be fully completed by the end of 1998. In addition to equity investments, the construction of this facility is being funded through nonrecourse project financing of which the portion attributable to MCN's existing interest will be approximately $90,000,000. TPL is currently negotiating to acquire further interests in AEC and GTEC.

d. MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP

During the second quarter of 1997, MCN purchased an 18% general partnership interest in Midland Cogeneration Venture Limited Partnership (MCV), a partnership that leases and operates a cogeneration facility in Midland, Michigan. The facility can produce up to 1,370 MW of electricity, as well as
1.35 million pounds per hour of process steam. The investment totaled $54,750,000 and is accounted for under the equity method. During 1997, MCV changed its method of accounting for property taxes. As a result, MCN's pre-tax income from MCV was favorably impacted by $2,800,000.

Notes to Consolidated Financial Statements

e. LYONDELL METHANOL COMPANY, L.P.

In December 1996, MCN acquired a 25% interest in Lyondell Methanol Company, L.P., a limited partnership that owns and operates a 248 million gallon-per-year methanol processing plant in Texas. MCNIC supplies a portion of the natural gas to the methanol plant. The acquisition totaled $54,500,000 and is accounted for under the equity method.

f. DAUPHIN ISLAND GATHERING PARTNERS

In the first quarter of 1996, MCN acquired a 99% interest in Dauphin Island Gathering Partners (DIGP), a general partnership that owns a 90-mile gas gathering system in the Mobile Bay area of offshore Alabama. The acquisition totaled $78,620,000 and was accounted for under the purchase method. In mid-1996 MCN sold a 40% interest in the partnership to Pan Energy Dauphin Island Company for $36,000,000. The sale resulted in a pre-tax gain of $3,986,000.

In December 1996, a 41% interest in the partnership was sold to three additional partners resulting in a pre-tax gain of $4,796,000, of which $2,398,000 was deferred until the third quarter of 1997 when the related option agreement expired unexercised. The three additional partners paid for their interests by contributing the Main Pass Gathering System (Main Pass) to DIGP. Main Pass is a 57-mile offshore gas gathering system in the Gulf of Mexico, which was appraised at $72,200,000. As a result of the sales, MCN's ownership interest in DIGP was reduced to 35%. MCN no longer had a controlling interest, and accordingly DIGP was deconsolidated and is accounted for under the equity method. The financial information included herein reflects DIGP as an unconsolidated partnership for all periods presented.

g. CONSOL COAL GROUP PROPERTIES

During December 1995, MCN acquired certain gas producing and pipeline businesses located in Virginia from CONSOL Coal Group. The acquisition included 193 Bcf of proved reserves, as well as rights to undertake additional development drilling on approximately 100,000 acres of coalbed methane properties. The acquisition also included approximately 80 miles of gathering lines and a 50% interest in a 40-mile gathering line connected to a major interstate pipeline. The acquisition totaled $83,176,000 and was accounted for under the purchase method.

h. THE GENIX GROUP, INC.

In June 1996, MCN completed the sale of its computer operations subsidiary, The Genix Group, Inc. (Genix), to Affiliated Computer Services, Inc. (ACS) for an initial sales price of $137,500,000, resulting in an after-tax gain of $36,176,000. In October 1996, the initial sales price was decreased approximately $4,600,000 to reflect the reduction in Genix's working capital between the effective and closing dates of the transaction. The selling price of Genix could be further adjusted downward by as much as $26,200,000 depending upon the occurrence of certain contingencies which include, among other things, retention of certain customers through mid-1998 and tax-related matters. Management believes that no further adjustment to the selling price will occur. The results of Genix's operations have been accounted for as a discontinued operation.

3. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

MCN has equity interests in several ventures involved in the following businesses: Pipelines & Processing - 20% to 85% owned; Energy Marketing, Gas Storage & Electric Power - 18% to 100% owned (includes temporarily controlled entities); Gas Distribution - 47-1/2% owned; and Real Estate & Other - 33% to 50% owned. The following is the combined summarized financial information of the joint ventures. No provision for income taxes has been included, since income taxes are paid directly by the joint venture participants.

(in Thousands)                              1997            1996            1995
                                        -------------------------------------------
Operating Revenues
  Pipelines & Processing                $   306,636     $    64,530     $     3,700
  Energy Marketing, Gas
           Storage & Electric Power       1,269,125         114,793          59,634
  Real Estate & Other                        22,447          19,937          17,471
                                        -------------------------------------------
                                        $ 1,598,208     $   199,260     $    80,805
                                        -------------------------------------------

MCN's Share of Operating Revenues
  Pipelines & Processing                $   144,823     $    36,927     $     1,535
  Energy Marketing, Gas
           Storage & Electric Power         418,005          64,595          36,381
  Real Estate & Other                         7,740           8,684           5,914
                                        -------------------------------------------
                                        $   570,568     $   110,206     $    43,830
                                        -------------------------------------------
Operating Income
  Pipelines & Processing                $    89,491     $    21,426     $     1,545
  Energy Marketing, Gas
           Storage & Electric Power         256,236          32,736          21,853
  Real Estate & Other                         2,817           1,914           1,984
                                        -------------------------------------------
                                        $   348,544     $    56,076     $    25,382
                                        -------------------------------------------
MCN's Share of Operating Income
  Pipelines & Processing                $    27,485     $    11,584     $       718
  Energy Marketing, Gas
           Storage & Electric Power          58,604          17,533          11,790
  Real Estate & Other                           645           1,387             425
                                        -------------------------------------------
                                        $    86,734     $    30,504     $    12,933
                                        -------------------------------------------
Income (Loss) Before Taxes
  Pipelines & Processing                $    90,047     $    21,391     $     1,546
  Energy Marketing, Gas
           Storage & Electric Power          99,718          12,135          10,558
  Real Estate & Other                         7,688          (3,332)         (5,202)
                                        -------------------------------------------
                                        $   197,453     $    30,194     $     6,902
                                        -------------------------------------------
MCN's Share of Income (Loss)
  Before Taxes
  Pipelines & Processing                $    28,551     $    10,590     $       628
  Energy Marketing, Gas
           Storage & Electric Power          20,034           5,979           5,030
  Real Estate & Other                         7,074           1,298            (413)
                                        -------------------------------------------
                                        $    55,659     $    17,867     $     5,245
                                        -------------------------------------------
MCN's Share of Income
  Before Taxes by Segment
  Diversified Energy                    $    53,125     $    16,611     $     3,903
  Gas Distribution                            2,534           1,256           1,342
                                        -------------------------------------------
                                        $    55,659     $    17,867     $     5,245
                                        -------------------------------------------

48

(in Thousands)                              1997            1996
                                         --------------------------
ASSETS
Current Assets
  Pipelines & Processing                $    98,563     $   33,065
  Energy Marketing, Gas
           Storage & Electric Power         601,313         28,793
  Gas Distribution                            2,183          1,834
  Real Estate & Other                        15,287          8,964
                                        --------------------------
                                            717,346         72,656
                                        --------------------------
Noncurrent Assets
  Pipelines & Processing                    494,784        309,837
  Energy Marketing, Gas
           Storage & Electric Power       3,029,580        311,941
  Gas Distribution                           45,450         36,619
  Real Estate & Other                       107,781        119,203
                                        --------------------------
                                          3,677,595        777,600
                                        --------------------------
                                        $ 4,394,941     $  850,256
                                        --------------------------
MCN's Share of Total Assets
  Pipelines & Processing                $   296,670     $  162,145
  Energy Marketing, Gas
           Storage & Electric Power         776,141        191,846
  Gas Distribution                           22,626         18,265
  Real Estate & Other                        38,826         39,824
                                        --------------------------
                                        $ 1,134,263     $  412,080
                                        --------------------------
LIABILITIES AND JOINT VENTURES' EQUITY
Current Liabilities
  Pipelines & Processing                $    48,262     $   20,591
  Energy Marketing, Gas
           Storage & Electric Power         531,004         26,344
  Gas Distribution                              986          1,036
  Real Estate & Other                         9,982          5,253
                                        --------------------------
                                            590,234         53,224
                                        --------------------------
Noncurrent Liabilities
  Pipelines & Processing                      5,466          8,455
  Energy Marketing, Gas
           Storage & Electric Power       2,223,088        226,874
  Gas Distribution                           29,042         23,600
  Real Estate & Other                        88,320         92,723
                                        --------------------------
                                          2,345,916        351,652
                                        --------------------------
Joint Ventures' Equity
  Pipelines & Processing                    539,619        313,856
  Energy Marketing, Gas
           Storage & Electric Power         876,801         87,516
  Gas Distribution                           17,605         13,817
  Real Estate & Other                        24,766         30,191
                                        --------------------------
                                          1,458,791        445,380
                                        --------------------------
                                        $ 4,394,941     $  850,256
                                        --------------------------
MCN's Share of Joint Ventures' Equity
  Pipelines & Processing                $   259,116     $  146,356
  Energy Marketing, Gas
           Storage & Electric Power         186,076         48,959
  Gas Distribution                            8,363          6,675
  Real Estate & Other                        16,558         17,886
                                        --------------------------
                                            470,113        219,876
Goodwill and Other(1)                        86,863         45,512
                                        --------------------------
MCN's Investment In and
  Advances to Joint Ventures            $   556,976     $  265,388
                                        --------------------------

(1) Primarily represents differences between MCN's carrying value and its share of the joint ventures' underlying equity interest that is amortized over the estimated useful lives of the related assets which, on a weighted average basis, equaled 23 years.

4. GAS IN INVENTORY

Inventory gas is priced on a last-in, first-out (LIFO) basis. At December 31, 1997, the replacement cost exceeded the $56,777,000 LIFO cost for 73 Bcf by $176,373,000. At December 31, 1996, the replacement cost exceeded the $79,161,000 LIFO cost for 85 Bcf by $269,083,000. MichCon's current GCR tariff provisions prevent MichCon from retaining any benefits from a lower cost of gas sold resulting from liquidating its LIFO inventory. MichCon's LIFO inventory balance was 65 Bcf and 74 Bcf at December 31, 1997 and 1996, respectively.

5. CREDIT FACILITIES, SHORT-TERM
   BORROWINGS AND LONG-TERM DEBT

At December 31, 1997, MCNIC had credit lines permitting borrowings of up to $100,000,000 under a 364-day revolving credit facility and up to $300,000,000 under a three-year revolving credit facility, both of which expire in July 1998. These facilities support MCNIC's $400,000,000 commercial paper program. MCNIC has issued commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. The commercial paper balance outstanding at December 31, 1997 totaling $147,358,000 is classified as short-term. The commercial paper balance used to temporarily finance working capital requirements at December 31, 1996 totaling $68,000,000 was classified as short-term. The remaining 1996 commercial paper balance of $261,822,000 was classified as long-term. Commercial paper borrowings outstanding as of December 31, 1997 and 1996 were at weighted average interest rates of 6.2% and 5.8%, respectively. Fees are paid to compensate banks for lines of credit.

MCNIC Oil & Gas Company, a subsidiary of MCNIC, established a five-year term loan during 1995 at certain alternative variable rates at MCN's option. The loan allows for borrowings of up to $100,000,000 and is based on MCNIC Oil & Gas Company's proved gas reserves. The balances outstanding at December 31, 1997 and 1996 were $100,000,000 at weighted average interest rates of 6.3% and 5.9%, respectively. The most restrictive provision of the agreement requires MCNIC Oil & Gas Company to maintain a minimum interest coverage ratio.

At December 31, 1997, MichCon had credit lines permitting borrowings of up to $150,000,000 under a 364-day revolving credit facility and up to $150,000,000 under a three-year revolving credit facility, both of which expire in July 1998. MichCon usually issues commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. Commercial paper outstanding at December 31, 1997 and 1996 totaled $236,740,000 and $238,251,000, respectively, at weighted average interest rates of 5.8% and 5.5%, respectively. This debt is classified as short-term. Fees are paid to compensate banks for lines of credit.

In 1997, MichCon did not renew its Trust Demand Note program which expired in March 1997 and allowed for borrowings of up to

Notes to Consolidated Financial Statements

$25,000,000. At December 31, 1996, borrowings of $25,000,000 were outstanding under this program at an interest rate of 5.9%.

During 1997, nonutility subsidiaries of MichCon borrowed $40,000,000 under a nonrecourse credit agreement. Under terms of the agreement, certain alternative variable interest rates are available at the borrowers' option during the life of the agreement. Quarterly principal payments commenced in June 1997 with a final installment due November 2005. The loan is secured by a pledge of stock of the borrowers and a security interest in certain of their assets. MichCon may be required to make limited capital contributions to the subsidiaries if certain cash flow and operating targets are not met. At December 31, 1997, $36,400,000 was outstanding at a weighted average interest rate of 6.4%.

During 1997, MichCon redeemed early $5,000,000 of 9.5% first mortgage bonds and $12,000,000 of 9.8% unsecured notes. MichCon had a variable interest rate swap agreement through April 2000 on the $12,000,000 unsecured notes. This swap has been redesignated as a hedge of other outstanding first mortgage bonds.

MichCon entered into variable interest rate swap agreements with notional principal amounts aggregating $80,000,000 in connection with the first mortgage bonds issued May 1997. Swap agreements of $40,000,000 through May 2002 have reduced the average cost of debt from 7.3% to 6.3% for the year ended December 31, 1997. Swap agreements of $40,000,000 through May 2005 have reduced the average cost of debt from 7.1% to 5.9% for the year ended December 31, 1997. A nonutility subsidiary of MichCon has an interest rate swap agreement on the $15,840,000 outstanding balance of its project loan agreement at December 31, 1997, which effectively fixes the interest rate at 7.5% through February 2003.

Substantially all of the properties of MichCon, totaling approximately $1,200,000,000, serve as collateral for its outstanding first mortgage bonds.

Maturities and sinking fund requirements during the next five years for long-term debt outstanding at December 31, 1997 are $26,900,000 in 1998, $267,400,000 in 1999, $127,000,000 in 2000, $86,600,000 in 2001 and $166,400,000
in 2002.

6. PREFERRED AND HYBRID SECURITIES

a. FELINE PRIDES

In 1997, MCN issued 2,645,000 FELINE PRIDES yielding 8% with a stated amount of $50 per security. Each security initially consists of a stock purchase contract and a preferred security of MCN Financing III.

Under each stock purchase contract MCN is obligated to sell, and the FELINE PRIDES holder is obligated to purchase in May 2000 for $50, between 1.4132 and
1.7241 shares of MCN common stock. The exact number of MCN common shares to be sold is dependent on the market value of a share in May 2000, but will not be less than 3,737,988 or more than 4,560,345 shares. MCN is also obligated to pay the FELINE PRIDES holders a quarterly contract adjustment payment at an annual rate of .75% of the stated amount. MCN has recorded the present value of the contract adjustment payments, totaling $2,661,015, as a liability and a reduction to Common Shareholders' Equity on MCN's Consolidated Statement of Financial Position. The liability is reduced as the contract adjustment payments are made. MCN has the right to defer the contract adjustment payments, in which case MCN cannot declare dividends on its common stock until the contract adjustment payments have been made. In addition, MCN has incurred costs of approximately $4,900,000 in conjunction with the issuance and similarly has recorded these costs as a reduction to Common Shareholders' Equity.

MCN Financing III, a business trust wholly owned by MCN, was formed for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN. In March 1997, the trust issued 2,645,000 shares of 7.25% redeemable preferred securities, at the liquidation preference value of $50 per share. The trust invested the $132,250,000 of gross proceeds from the issuance of the preferred securities, as well as $4,090,250 of proceeds from the issuance of common securities to MCN, in an equivalent amount of 7.25% Junior Subordinated Debentures of MCN. The $136,340,250 of Junior Subordinated Debentures are due May 2002 and are the sole assets of the trust. Upon maturity of the debentures, the trust is required to redeem the preferred securities.

Holders of the preferred securities are entitled to receive cumulative dividends at an annual rate of 7.25% of the liquidation preference value. Dividends are payable quarterly and in substance are tax deductible by MCN. MCN has the right to extend interest payment periods on the debentures for successive periods through the May 2002 maturity date. As a consequence, quarterly dividend payments on the preferred securities can be deferred by the trust during any such interest payment period. In the event that MCN exercises this right, MCN may not declare dividends on its common stock.

In the event of default, holders of the preferred securities will be entitled to exercise and enforce the trust's creditor rights against MCN, which may include acceleration of the principal amount due on the debentures. MCN has issued a guaranty with respect to payments on the preferred securities. This guaranty, taken together with MCN's obligations under the debentures, the related indenture, and the trust documents, provides a full and unconditional guaranty of the trust's obligations under the preferred securities to the extent the trust has funds available therefor.

The preferred securities are pledged as collateral to secure the FELINE PRIDES holders' obligation to purchase MCN common stock under the stock purchase contracts. Each holder has the right after issuance of the FELINE PRIDES to substitute for the preferred securities, zero coupon United States Treasury

Securities maturing in May 2000. Each FELINE PRIDES holder has the option to use the preferred securities, treasury securities or cash to satisfy the May 2000 purchase contract commitment.

b. PRIVATE INSTITUTIONAL TRUST SECURITIES (PRINTS) AND SINGLE POINT REMARKETED RESET CAPITAL SECURITIES (SPRRCS)

In 1997, MCN Financing V and MCN Financing VI, business trusts wholly owned by MCN, were formed for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN. In June 1997, MCN Financing V issued 100,000 PRINTS, and MCN Financing VI issued 100,000 SPRRCS, both at their liquidation preference value of $1,000 per security. The trusts invested the $200,000,000 of gross proceeds from the issuances of the preferred securities, as well as $6,186,000 of proceeds from the issuances of common securities to MCN, in an equivalent amount of senior debentures of MCN. The $206,186,000 of senior debentures due 2037 are on terms substantially the same as the preferred securities and are the sole assets of the trusts.

The preferred securities are structured such that at a specified future date, the rate reset date, the securities may be remarketed with a new liquidation preference value of $25 per security. The annual dividend payment rate will be reset to reflect the lowest rate, less than or equal to a maximum rate, at which the securities can be remarketed at a price equal to their liquidation preference value. On the rate reset date, the terms of an equivalent amount of the MCN senior debentures will change to reflect the new terms of the remarketed preferred securities. The debentures will thereafter be subordinated and junior in right of payment to all senior obligations of MCN. The rate reset dates for the PRINTS and SPRRCS are anticipated to be June 1, 1998 and October 28, 1999, respectively.

Prior to the rate reset date, holders of the PRINTS and SPRRCS are entitled to receive cumulative dividends at annual rates of 6.3% and 6.9% of the liquidation preference value, respectively. Dividends are in substance tax deductible by MCN and are payable semi-annually until the rate reset date, after which they will become payable quarterly. Financing costs were deferred and reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method over 40 years.

Subsequent to the rate reset date, MCN has the right to extend interest payment periods on the debentures for up to 20 consecutive quarters through the June 2037 maturity date. As a consequence, dividend payments on the preferred securities can be deferred by the trusts during any such interest payment period. In the event that MCN exercises this right, MCN may not declare dividends on its common stock. With MCN's consent, the preferred securities are redeemable at the option of the trusts, in whole or in part, on the rate reset date or at any time after the fifth anniversary of the rate reset date. In addition, upon maturity of the debentures, the trusts are required to redeem the preferred securities.

In the event of default, holders of the preferred securities will be entitled to exercise and enforce the trusts' creditor rights against MCN, which may include acceleration of the principal amount due on the debentures. MCN has issued guaranties with respect to payments on the preferred securities. These guaranties, when taken together with MCN's obligations under the debentures, the related indenture, and the trust documents, provide full and unconditional guaranties of the trusts' obligations under the preferred securities to the extent the trust has funds available therefor.

In 1997, MCN entered into a one-year variable interest rate swap agreement with a notional amount of $100,000,000. The swap agreement effectively reduced the PRINTS fixed dividend rate from 6.3% to 6.0% through December 31, 1997.

c. TRUST ORIGINATED PREFERRED SECURITIES (TOPrS)

In 1996, MCN Financing I, a business trust wholly owned by MCN, was formed for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN. In July 1996, the trust issued 3,200,000 shares of 8-5/8% TOPrS, at the liquidation preference value of $25 per share. The trust invested the $80,000,000 of gross proceeds from the issuance of the TOPrS, as well as $2,474,250 of proceeds from the issuance of common securities to MCN in an equivalent amount of 8-5/8% Junior Subordinated Debentures of MCN due 2036. The $82,474,250 of Junior Subordinated Debentures are the sole assets of the trust. Holders of the preferred securities are entitled to receive cumulative dividends at an annual rate of 8-5/8% of the liquidation preference value. Dividends are payable quarterly and in substance are tax deductible by MCN. Financing costs were deferred and reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method over 40 years.

MCN has the right to extend interest payment periods on the debentures for up to 20 consecutive quarters. As a consequence, quarterly dividend payments on the preferred securities can be deferred by the trust during any such interest payment period. In the event that MCN exercises this right, MCN may not declare dividends on its common stock. With MCN's consent, the preferred securities are redeemable at the option of the trust, in whole or in part, during or after July 2001. In addition, upon final maturity of the debentures, the trust is required to redeem the preferred securities.

In the event of default, holders of the preferred securities will be entitled to exercise and enforce the trust's creditor rights against MCN, which may include acceleration of the principal amount due on the debentures. MCN has issued a guaranty with respect to the preferred securities that, when taken together with MCN's obligations under the debentures, the related indenture, and the trust documents, provides a full and unconditional guaranty of the trust's obligations under the TOPrS to the extent the trust has funds available therefor.

Notes to Consolidated Financial Statements

In 1996, MCN entered into two five-year variable interest rate swap agreements with a combined notional amount of $80,000,000. The swap agreements effectively reduced the TOPrS fixed dividend rate from 8-5/8% to 8.2% for the year ended December 31, 1997.

d. PREFERRED REDEEMABLE INCREASED DIVIDEND EQUITY SECURITIES (ENHANCED PRIDES)

In 1996, MCN issued 5,865,000 Enhanced PRIDES yielding 8-3/4% with a stated amount of $23.00 per security. Each security represents a contract to purchase MCN common stock in April 1999, or earlier under certain limited circumstances. Proceeds from the issuance totaling approximately $135,000,000 were used to acquire 6.5% United States Treasury Notes underlying the security as subsequently discussed. Accordingly, MCN received no cash from issuing the Enhanced PRIDES.

Under each security MCN is obligated to sell, and the Enhanced
PRIDES holder is obligated to purchase for $23.00, between .8333 of a share and one share of MCN common stock. The exact number of MCN common shares to be sold is dependent on the market value of a share in April 1999. However, the total number to be sold will not be less than 4,887,500 shares or more than 5,865,000 shares.

MCN is also obligated to pay the Enhanced PRIDES holders a semi-annual yield enhancement payment at an annual rate of 2-1/4% of the stated amount. MCN has recorded the present value of the yield enhancement payments, totaling $8,243,000, as a liability and a reduction to Common Shareholders' Equity on MCN's Consolidated Statement of Financial Position. The liability is reduced when the yield enhancement payments are paid. MCN has the right to defer the yield enhancement payments, in which case MCN cannot declare dividends on its common stock until the yield enhancement payments have been made. In addition, MCN has incurred costs of $6,249,000 in conjunction with the issuance of the Enhanced PRIDES and similarly has recorded the costs as a reduction to Common Shareholders' Equity.

The Treasury Notes underlying the securities are pledged as collateral to secure the Enhanced PRIDES holders' obligation to purchase MCN common stock under the stock purchase contract. At maturity in April 1999, the principal received from the Treasury Notes will be used to satisfy the Enhanced PRIDES holders obligation in full. Neither the Enhanced PRIDES nor the Treasury Notes are included on MCN's Consolidated Statement of Financial Position. However, the issuance of common stock will be reflected when cash proceeds totaling approximately $135,000,000 are received by MCN in April 1999.

e. REDEEMABLE CUMULATIVE PREFERRED SECURITIES

MCN Michigan Limited Partnership (MCN Michigan), a limited partnership of which MCN is a 1% general partner, has outstanding 4,000,000 shares of 9-3/8% Redeemable Cumulative Preferred Securities, Series A, at the liquidation preference value of $25 per share. Holders of the securities are entitled to receive dividends at an annual rate of 9-3/8% of the liquidation preference value. Dividends are payable monthly and in substance are tax deductible by MCN. Gross proceeds of the issuance totaling $100,000,000 were loaned to MCN. Financing costs were deferred and reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method through 2024. MCN has the right under the loan agreement to extend interest payment periods for up to 60 months, and as a consequence, monthly dividend payments on the preferred securities can be deferred by MCN Michigan during any such interest payment period. In the event that MCN exercises this right, MCN may not declare dividends on its common stock. With MCN's consent, the preferred securities are redeemable at the option of MCN Michigan, in whole or in part, for $25 per share on or after November 30, 1999. In addition, upon final maturity of the loan in 2024, MCN Michigan is required to redeem the preferred securities. In the event of default, holders of the preferred securities will be entitled to exercise and enforce MCN Michigan's creditor rights against MCN, which may include acceleration of the principal amount of the loan.

MCN is authorized to issue 25,000,000 shares of no par value preferred stock, and MichCon is authorized to issue 4,000,000 shares of preference stock with a par value of $1 per share. At December 31, 1997, no issuances of preferred or preference stock were made under these authorizations.

7. COMMON STOCK AND EARNINGS PER SHARE

a. COMMON STOCK

In 1997, MCN sold 9,775,000 shares of new common stock in a public offering, generating net of $276,600,000. In 1995, MCN sold 5,750,000 shares of new common stock in a public offering, generating net proceeds of approximately $99,000,000.

MCN issues new shares of common stock pursuant to its Dividend Reinvestment and rchase Plan and various employee benefit plans. The number of shares issued was approximately 1,165,000 in 1997, 926,000 in 1996 and 858,000 in 1995, generating net proceeds of $17,800,000, $17,300,000, and $16,500,000, respectively.

b. STOCK INCENTIVE PLAN

MCN's Stock Incentive Plan authorizes the use of performance units, restricted stock or other stock-related awards to key employees, primarily management. MCN's current policy is to issue performance units which encourage a strategic focus on long-term performance and have a high employee retention value. The performance units are denominated in shares of MCN common stock and issued to employees based on total shareholder return over a six-year period, as compared to a group of peer companies. The initial number of performance units granted is based on total shareholder return relative to the peer group during the previous three-year period. Participants receive dividend equivalents on the units granted. The initial grants will be adjusted upward or downward based on total shareholder return relative to the peer group for the subsequent three-year period. The final awards are then payable in shares of common stock or can be deferred. Participants must retain fifty percent of any common shares paid until certain stock ownership guidelines are met. The deferred units must be retained by the participants until their employment with MCN ceases.

During 1996, MCN adopted SFAS No. 123, "Accounting for Stock-Based Compensation" and the fair value-based method of accounting for its stock-based compensation plans.

During 1997 and 1996, MCN granted 245,340 and 301,616 performance units with a weighted average grant date fair value of $31.00 and $24.625 per unit, respectively. During 1995, MCN granted 370,920 performance units with a weighted average modification date fair value of $24.875 per unit. Upon adoption of SFAS No. 123, the previously accrued liability of $23,852,000 relating to then outstanding performance units was reclassified to Additional Paid-in Capital. The unrecognized costs of all outstanding performance units are being recorded as compensation expense and Additional Paid-in Capital over the remaining vesting period. Stock-based compensation costs recognized during 1997, 1996 and 1995 for all awards outstanding totaled $15,070,000, $14,055,000 and $15,076,000, respectively. At December 31, 1997, there were 5,578,381 shares available to be issued under the Stock Incentive Plan.

c. SHAREHOLDERS' RIGHTS PLAN

One preferred share purchase right is attached to each outstanding share of MCN common stock. The rights are exercisable only upon certain triggering events and expire in July 2007. The rights, which cannot be traded separately from MCN's common stock, are intended to maximize shareholders' value in the event that MCN is acquired.

d. EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share", which is effective for MCN's year-end 1997 financial statements. SFAS No. 128 simplifies the standards for computing earnings per share (EPS), replaces simple and primary EPS with a newly defined basic EPS and modifies the computation of diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS assumes the issuance of potential dilutive common shares outstanding during the period and adjusts for changes in income and the repurchase of common shares that would have occurred from the assumed issuance. A reconciliation of both calculations is shown below.

                                                      Income From       Wtd. Avg.        Earnings
                                                       Continuing          Common             Per
(in Thousands, Except Per Share Amounts)               Operations          Shares           Share
                                                      -------------------------------------------
1997
Basic EPS                                               $ 142,306          72,887       $    1.95
                                                                                        ---------
Effect of Dilutive Securities:
   FELINE PRIDES                                            1,688           1,021
   Enhanced PRIDES                                            222             623
   Stock-based compensation plans                               -             904
                                                        -------------------------
Diluted EPS                                             $ 144,216          75,435       $    1.91
                                                        -----------------------------------------

1996
Basic EPS                                               $ 112,569          66,944       $    1.68
                                                                                        ---------
Effect of Dilutive Securities:
   Enhanced PRIDES                                             73              41
   Stock-based compensation plans                               -             536
                                                        -------------------------
Diluted EPS                                             $ 112,642          67,521       $    1.67
                                                        -----------------------------------------

1995
Basic EPS                                               $  93,169          64,743       $    1.44
                                                                                        ---------
Effect of Dilutive Securities:
   Stock-based compensation plans                               -             401
                                                        -------------------------
Diluted EPS                                             $  93,169          65,144       $    1.43
                                                        -----------------------------------------

8. COMMITMENTS AND CONTINGENCIES

a. GUARANTIES

In 1990, MCN issued a guaranty in conjunction with a Genix building lease expiring no later than 2010. The lease agreement does not allow MCN to transfer its obligation under the guaranty to ACS, who acquired Genix in June 1996 (Note
2h). However, ACS is obligated to reimburse MCN for any payments made as a result of this guaranty. Obligations under the guaranty approximated $13,068,000 at December 31, 1997.

During 1996, MCN acquired a 47.5% interest in a partnership that owns and operates a natural gas transmission and distribution system located in southern Missouri. In 1997, construction financing was in place to allow for borrowings of up to $29,000,000. MCN has issued a guaranty for the full amount of this financing, and one of the parties to the partnership is obligated to reimburse MCN for 50% of any payments made as a result of this guaranty. The guaranty will remain in place until permanent financing is established which is anticipated to be in late 1998. Borrowings under the construction loan totaled $29,000,000 at December 31, 1997.

A MichCon subsidiary and an unaffiliated corporation have formed a series of partnerships engaged in the construction and development of a residential community on the Detroit riverfront (Harbortown). One of the partnerships obtained $12,000,000 of tax-exempt financing due June 2004 through the Michigan State Housing Development Authority. Both partners and their parent corporations have issued guaranties for the full amount of this financing, and each parent corporation has agreed to reimburse the other for 50% of any payments made as a result of these guaranties.

Notes to Consolidated Financial Statements

b. ENVIRONMENTAL MATTERS

Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns, or previously owned, 17 such former manufactured gas plant (MGP) sites.

During the mid-1980s, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to by-products of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality. None of these former MGP sites is on the National Priorities List prepared by the U.S. Environmental Protection Agency.

MCN is not involved in any administrative proceedings regarding these former MGP sites but is currently remediating four of them. More extensive investigations are underway at five other sites.

In 1984, MichCon established an $11,700,000 reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for reasonable and prudent investigation and remediation costs incurred at former MGP sites in excess of this reserve.

MCN employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. MCN has notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites. In 1996 and 1997, MichCon received payments from certain carriers and expects additional insurance recoveries over the next several years. The findings of these investigations indicate that the estimated total expenditures for investigation and remediation at all 17 former MGP sites will be between $30,000,000 and $170,000,000 based on undiscounted 1995 costs. As a result of these studies, MCN accrued an additional liability and corresponding regulatory asset of $35,000,000 during 1995.

During 1997, 1996 and 1995, MCN spent $835,000, $900,000, and $2,100,000 respectively, investigating and remediating these former MGP sites. At
December 31, 1997, the reserve balance was $36,741,000, of which $1,741,000 was classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs and therefore have an effect on MCN's financial position and cash flows. However, management believes insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MCN's results of operations.

c. COMMITMENTS

In July 1997, MCN's 50%-owned partnership, Washington 10 Storage Partnership (W-10), entered into a leveraged lease transaction to finance the conversion of a depleted natural gas reservoir into a 42 Bcf storage facility. The storage facility is expected to begin operations in mid-1999 and cost $160,000,000 to develop. MCN has entered into a contract with W-10 to market 100% of the capacity of the storage field through 2029. Under the terms of the marketing contract, MCN is obligated to generate sufficient revenues to cover W-10's lease payments and certain operating costs, which average approximately $16,000,000 annually. As of December 31, 1997, MCN had long-term contracts in place for approximately 40% of the field's capacity thereby reducing its commitments under the marketing contract. A significant portion of the remaining capacity is expected to be contracted by MCN's Energy Marketing operations, thereby enhancing its ability to offer a reliable gas supply during peak winter months.

To ensure a reliable supply of natural gas at competitive prices, MCN has entered into long-term purchase and transportation contracts with various suppliers and producers. In general, purchase prices under these contracts are determined by formulas based on market prices. In 1998, MCN has firm purchase commitments for approximately 254 Bcf of gas, approximately 124 Bcf of which are MichCon purchase commitments. MCN expects sales to exceed its minimum purchase commitments. MCN is also committed to pay demand charges of approximately $93,400,000 during 1998 related to firm transportation agreements. Of this total, approximately $53,000,000 relates to Gas Distribution and is recoverable through the GCR mechanism.

Capital investments for 1998 are estimated to be in the range of $1,200,000,000 to $1,500,000,000. Certain commitments have been made in connection with such capital investments.

d. OTHER

MichCon receives a significant amount of heating assistance funding from the federal Low-Income Home Energy Assistance Program (LIHEAP). Congress increased the program's funding for the 1997 fiscal year to $1,000,000,000. The State of Michigan's share of LIHEAP funds was increased from $47,500,000 in fiscal year 1996 to $64,000,000 in 1997. During 1997, Congress approved a budget, which provides for federal LIHEAP funding at $1,000,000,000 and $1,100,000,000 in fiscal years 1998 and 1999, respectively. A portion of any future increase or decrease in funding may impact MichCon's uncollectible gas accounts.

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

9. REGULATORY ASSETS AND LIABILITIES

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

(in Thousands)                                       1997            1996
                                                -------------------------
Regulatory Assets:
   Accrued gas cost recovery revenues           $  12,862       $  27,672
   Deferred postretirement
      benefit costs (Note 11b)                        651           5,559
   Deferred environmental costs (Note 8b)          30,234          31,233
   Unamortized loss on retirement of debt          10,181           9,237
   Conservation programs                                -           2,908
   Other                                              986           1,681
                                                -------------------------
                                                $  54,914       $  78,290
                                                -------------------------
Regulatory Liabilities:
   Tax benefits amortizable to customers        $ 123,365       $ 116,496
   Other                                                -             405
                                                -------------------------
                                                $ 123,365       $ 116,901
                                                -------------------------

Gas Distribution currently has regulatory precedents and orders in effect that provide for the probable recovery or refund of its regulatory assets and liabilities. Future regulatory changes or changes in the competitive environment could result in MCN discontinuing the application of SFAS No. 71 for all or part of its business and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery or refund. If MCN were to have discontinued the application of SFAS No. 71 for all its operations as of December 31, 1997, it would have had an extraordinary, noncash increase to net income of approximately $44,000,000. Management believes currently available facts support the continued application of SFAS No. 71.

10. LEASES

MCN leases certain property (principally office buildings, a warehouse and a parking structure) under lease arrangements expiring at various dates to 2006, with renewal options extending beyond that date. Portions of the office buildings and parking structure are subleased to various tenants.

In January 1998, MCN purchased one of its principal office buildings, thereby eliminating the related long-term capital lease obligation. As a result, the long-term capital lease obligation of $6,818,000 was reclassified as a current capital lease obligation at December 31, 1997. Other long-term capital lease obligations of MCN are not significant.

Minimum rental commitments related to noncancelable operating leases outstanding at December 31, 1997 are $5,801,000 in 1998, $5,815,000 in 1999, $5,551,000
in 2000, $5,102,000 in 2001, $4,231,000 in 2002, and $10,686,000 in 2003 and
thereafter.

Total minimum lease payments for operating leases have not been reduced by future minimum sublease rentals of $3,740,000 under noncancelable subleases.

Operating lease expense reflected in MCN's Consolidated Statement of Income for the years ended December 31, 1997, 1996 and 1995 was $5,007,000, $5,243,000
and $4,860,000, respectively.

11. RETIREMENT BENEFITS AND TRUSTEED ASSETS

a. PENSION PLAN BENEFITS

Separate defined benefit retirement plans are maintained for union and nonunion employees. The plans are noncontributory, cover substantially all employees and provide for normal retirement at age 65, but with the option to retire earlier or later under certain conditions. The plans provide pension benefits that are based on the employee's compensation and years of credited service. MCN's funding policy is to fund each year's actuarially determined funding requirements of the plans, subject to regulations issued by the Internal Revenue Service. Currently these plans meet the full funding limitations of the Internal Revenue Code. Accordingly, no contributions for the 1997, 1996 or 1995 plan years were made, and none is expected to be made for the 1998 plan year. During 1997, a pro-rata portion of deferred pension gains was recognized in earnings in the amount of $3,266,000 due to the settlement of the projected benefit obligation through lump sum payments to employees.

Net pension cost for these plans included the following components:

(in Thousands)                                 1997             1996               1995
                                        -----------------------------------------------
Service Cost - Benefits
   Earned During the Period             $    10,380      $    11,194       $      9,318
Interest Cost on Projected
   Benefit Obligation                        36,059           34,223             32,061
Net Amortization and Deferral                69,341           16,111             65,883
Actual Return on Plan Assets               (143,859)         (79,912)          (123,952)
                                        -----------------------------------------------
Net Pension Credit                      $   (28,079)     $   (18,384)      $    (16,690)
                                        -----------------------------------------------

The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as prepaid pension cost in the Consolidated Statement of Financial Position:

Notes to Consolidated Financial Statements

(in Thousands)                                       1997             1996
                                                --------------------------
Measurement Date                                October 31      October 31
Actuarial Present Value of:
   Accumulated vested benefit obligation        $  379,930      $  358,952
   Accumulated nonvested benefit obligation         33,350          29,235
                                                --------------------------
   Total accumulated benefit obligation         $  413,280      $  388,187
                                                --------------------------

   Projected benefit obligation for
      service rendered to date                  $  489,779      $  444,937
Plan Assets at Fair Value                          844,107         723,493
                                                --------------------------
Plan Assets in Excess of Projected
   Benefit Obligation                              354,328         278,556
Unrecognized Net Asset at Transition               (35,014)        (40,099)
Unrecognized Prior Service Cost                     (1,275)         (1,506)
Unrecognized Net Gain                             (244,405)       (194,648)
                                                --------------------------
Prepaid Pension Cost                            $   73,634      $   42,303
                                                --------------------------

In determining the actuarial present value of the projected benefit obligation, the weighted average discount rate was 7.5% for 1997 and 8% for 1996. The rate of increase in future compensation levels used was 5% for 1997 and 1996. The expected long-term rate of return on plan assets which are invested primarily in equity and fixed income securities was 9.25%, 9.25% and 9% for 1997, 1996 and 1995, respectively.

Following the conclusion of union negotiations in December 1997, MichCon amended its pension plans to enhance certain benefits to participants effective January 1998. The amendment is estimated to increase the projected benefit obligation by $19,300,000 and the annual pension costs by $1,700,000. The impact of the amendment is not reflected in the retirement amounts as of December 31, 1997. Additionally, MichCon announced an early retirement program in December 1997 under which 10% of its workforce could retire effective April 1, 1998 with incentives. MCN cannot estimate at this time the impact of the early retirement program on the projected benefit obligation and 1998 pension costs.

MCN and its subsidiaries also sponsor defined contribution retirement savings plans. Participation in one of these plans is available to substantially all union and nonunion employees. The company matches employee contributions up to certain predefined limits based upon salary and years of credited service. The cost of these plans for continuing operations was $6,200,000 in 1997, $6,100,000 in 1996 and $6,000,000 in 1995.

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

MCN's policy is to fund certain trusts to the extent its postretirement benefit costs are recoverable in Gas Distribution rates. Separate qualified Voluntary Employees' Beneficiary Association (VEBA) trusts exist for union and nonunion employees. Funding to the VEBA trusts totaled $6,700,000, $41,918,000 and $27,504,000 in 1997, 1996 and 1995, respectively. The expected long-term rate of return on plan assets which are invested in life insurance policies, equity securities and fixed income securities was 9.1%, 9.1% and 8.9% for 1997, 1996 and 1995, respectively.

Net postretirement cost for the years ended December 31 includes the following components:

(in Thousands)                                  1997             1996              1995
                                        -----------------------------------------------
Service Cost - Benefits Earned
   During the Period                    $      4,354     $      4,541      $      5,345
Interest Cost on Accumulated
   Benefit Obligation                         17,857           16,826            18,815
Amortization of Transition
   Obligation                                 13,587           13,587            13,810
Net Amortization and Deferral                 10,236           (1,936)            7,396
Actual Return on Plan Assets                 (26,251)         (12,268)          (15,670)
                                        -----------------------------------------------
Total Postretirement Cost                     19,783           20,750            29,696
Regulatory Adjustment                          4,907            7,553             7,558
                                        -----------------------------------------------
Net Postretirement Cost                 $     24,690     $     28,303      $     37,254
                                        -----------------------------------------------

The following table sets forth a reconciliation of the funded status of the plans and the amounts recorded as accrued postretirement cost in the Consolidated Statement of Financial Position:

(in Thousands)                                       1997             1996
                                                --------------------------
Measurement Date                                October 31      October 31
Accumulated Postretirement Benefit Obligation:
   Retirees                                     $  133,219      $  140,310
   Fully eligible active participants               31,285          26,178
   Participants with less than
      30 years of service                           64,833          56,726
                                                --------------------------
                                                   229,337         223,214
Plan Assets at Fair Value                          152,405         126,716
                                                --------------------------
Accumulated Postretirement Benefit
   Obligation in Excess of Plan Assets             (76,932)        (96,498)
Unrecognized Transition Obligation                 203,674         217,261
Unrecognized Net Gain                             (126,834)       (111,030)
Contributions Made After Measurement Date            6,700           7,212
                                                --------------------------
Accrued Postretirement Asset                    $    6,608      $   16,945
                                                --------------------------

The rate at which healthcare costs are assumed to increase is the most significant factor in estimating MCN's postretirement benefit obligation. MCN used a rate of 6.25% for 1998 and a rate that gradually declines each year until it stabilizes at 5% in 2003. A one percentage point increase in the assumed rates would increase the accumulated postretirement benefit obligation at December 31, 1997 by 12% and increase the sum of the service cost and interest cost by 15% for the year then ended. The discount rate used in determining the accumulated postretirement benefit obligation was 7.50% and 8.00% for 1997 and 1996, respectively.

MichCon has amended its retiree healthcare plans to reduce medical benefits to certain existing retirees and all future retirees effective January 1998.
The amendment is estimated to decrease the accumulated postretirement benefit obligation by $3,800,000 and the annual postretirement costs by $1,100,000. The impact of the amendment is not reflected in the postretirement amounts as of December 31, 1997. Additionally, MichCon announced an early retirement program in December 1997 under which 10% of its workforce could retire effective April 1, 1998 with incentives. MCN cannot estimate at this time the impact of the early retirement program on the postretirement benefit obligation and 1998 postretirement costs.

c. GRANTOR TRUST

In 1997, MichCon established a Grantor Trust and contributed $31,300,000 to the trust, which invested such proceeds in fixed income securities. These assets are classified as available for sale and are recorded at fair value with the unrealized gains and losses excluded from earnings and reported as a separate component of Common Shareholders' Equity. By funding the Grantor Trust and the VEBA trusts (Note 11b), MichCon is complying with MPSC directives that it fund various trusts to the extent its postretirement benefit costs are recoverable in Gas Distribution rates. Subject to MPSC notification, MichCon can revoke the Grantor Trust, and employees and retirees have no right, title or interest in the assets of the trust.

12. RISK MANAGEMENT ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

MCN manages commodity price and interest rate risk through the use of various derivative instruments and predominantly limits the use of such instruments to hedging activities. If MCN did not use derivative instruments, its exposure to such risk would be higher. Although this strategy reduces risk, it also limits potential gains from favorable changes in commodity prices and interest rates. Derivative instruments also give rise to credit risks due to nonperformance by counterparties. MCN's control procedures are designed to minimize overall exposure to credit risk. MCN closely monitors the financial condition and credit rating of counterparties, diversifies its risk by having a significant number of counterparties, and limits its counterparties to investment grade institutions. MCN generally requires cash collateral when exposure to each counterparty exceeds certain limits, and its agreements with each counterparty generally allow for the netting of positive and negative positions.

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

Derivative instruments are reviewed periodically to ensure they continue to effectively reduce exposure to commodity price and interest rate risks, and therefore high correlation is maintained between changes in the fair value of derivative instruments and the underlying items or transactions being hedged. In the event that a derivative is no longer deemed effective or does not qualify for hedge accounting, the instruments are recorded as an asset or liability at fair value, with changes in fair value recorded to income.

a. COMMODITY PRICE HEDGING

Natural gas and oil futures, options and swap agreements are used to manage Diversified Energy's exposure to the risk of market price fluctuations on gas sale and purchase contracts, gas and oil production and gas inventories. MichCon has not used financial derivatives to hedge natural gas prices in 1997 or prior years. Changes in the market value of contracts that hedge gas supply transactions are deferred and included in inventory costs until the hedged transaction is completed, at which time the realized gain or loss is included in the cost of gas. Market value changes of contracts that hedge gas and oil sales transactions also are deferred and recorded as a deferred credit or deferred charge until the hedged transaction is completed, at which time the realized gain or loss is included as an adjustment to revenues. Unrealized gains and losses on derivative contracts that are terminated or sold continue to be deferred until such time as the initial hedged transactions are completed. In the instance when a hedged item no longer exists or is no longer probable of occurring, unrealized gains and losses would be included in income unless the derivative is redesignated to a similar transaction and qualifies for hedge accounting.

The following assets and liabilities related to the use of gas and oil swap agreements are reflected in the Consolidated Statement of Financial Position at December 31.

(in Thousands)                                       1997             1996
                                                --------------------------
Deferred Swap Losses and Receivables:
   Unrealized losses                            $   34,736      $   53,166
   Receivables                                      16,683          11,885
                                                --------------------------
                                                    51,419          65,051
   Less - Current portion                              396               -
                                                --------------------------
                                                $   51,023      $   65,051
                                                --------------------------
Deferred Swap Gains and Payables:
   Unrealized gains                             $   15,005      $    5,519
   Payables                                         41,164          64,641
                                                --------------------------
                                                    56,169          70,160
   Less - Current portion                           14,452          21,795
                                                --------------------------
                                                $   41,717      $   48,365
                                                --------------------------

The following table of natural gas and oil swap agreements outstanding at December 31 is summarized by fixed or variable prices to be received. Notional amounts represent the volume of

Notes to Consolidated Financial Statements

transactions valued at the fixed or variable price that MCN has contracted to obtain. Notional amounts do not represent the amounts exchanged by the parties to the swaps, and therefore do not reflect MCN's exposure to commodity price or credit risks.

(in Thousands)                                       1997             1996
                                                --------------------------
Fixed Price Receiver:
   Volumes (Bcf equivalent)                          447.5           355.7
   Notional value                               $  994,159      $  790,549
   Latest maturity                                    2013            2008

Variable Price Receiver:
   Volumes (Bcf equivalent)                           39.5            58.8
   Notional value                               $   94,082      $  140,080
   Latest maturity                                    2006            2006

In addition, at December 31, 1997, MCN had futures contracts that permit settlement by delivery of the underlying commodity of 73.3 Bcf with unrealized gains of $2,031,000 and 21.7 Bcf with unrealized losses of $10,120,000. Futures contracts of 46.7 Bcf with unrealized gains of $7,899,000 and 23.9 Bcf with unrealized losses of $2,351,000 were outstanding at December 31, 1996.

Collateral in the form of cash totalling $1,920,000 was provided under hedging contracts at December 31,1997.

b. INTEREST RATE HEDGING

In order to manage interest costs, MCN uses interest rate swap agreements to exchange fixed and variable rate interest payment obligations over the life of the agreements without exchange of the underlying principal amounts. Interest rate swaps are subject to market risk as interest rates fluctuate. The difference to be received or paid on these agreements is accrued and recorded as an adjustment to interest expense over the life of the agreements. The fair value of the swap agreements and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements. In the event of an interest rate swap termination, any associated gains and losses would be deferred as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of an early extinguishment of a designated debt obligation, derivative gains and losses would be included in income, unless the swap agreement could be redesignated as a hedge of another outstanding debt obligation with similar characteristics and qualifies for hedge accounting.

At December 31, 1997, MCN had interest rate swap agreements with notional principal amounts totaling $288,000,000 (Notes 5, 6b and 6c) and a weighted average remaining life of 3.2 years. At December 31, 1996, the notional principal amount of outstanding interest rate swaps totaled $109,600,000. The notional principal amounts are used solely to calculate amounts to be paid or received under the interest rate swap agreements and approximate the principal amount of the underlying debt being hedged.

13. FAIR VALUE OF FINANCIAL AND OTHER SIMILAR INSTRUMENTS

MCN has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in developing the estimates of the fair value of financial instruments and therefore, the values are not necessarily indicative of the amounts that MCN could realize in a current market exchange. The carrying amounts of certain financial instruments, such as notes payable and customer deposits, are assumed to approximate fair value due to their short-term nature.

The carrying amount and fair value of other financial instruments consist of the following:

                                                      1997                          1996
                                --------------------------------------------------------
                                    Carrying     Estimated       Carrying      Estimated
(in Thousands)                        Amount    Fair Value         Amount     Fair Value
                                --------------------------------------------------------
Assets:
Investment in debt and
   equity securities            $     97,521  $     97,521   $     35,582   $     35,582
Liabilities and
   Capitalization:
Long-term debt,
   excluding capital
   lease obligations               1,204,862     1,251,883      1,235,415      1,264,836
Redeemable
   preferred securities              505,104       550,197        173,809        184,109
Derivative Financial
   and Other Similar
   Instruments (Note 12):
Natural gas and oil swaps:
   with unrealized gains              15,005        15,005          5,519          5,519
   with unrealized losses             34,736        34,736         53,166         53,166
Natural gas and oil futures:
   with unrealized gains               2,031         2,031          7,899          7,899
   with unrealized losses             10,120        10,120          2,351          2,351
Interest rate swaps:
   with unrealized gains                             5,006                         1,154
   with unrealized losses                              415                           476

The fair values are determined based on the following:

Investment in debt and equity securities - carrying amount approximates fair value taking into consideration interest rates available to MCN for investments with similar assumptions.

Long-term debt - interest rates available to MCN for issuance of debt with similar terms and remaining maturities.

Redeemable cumulative preferred securities - quoted market prices on the New York Stock Exchange and interest rates available to MCN for issuance of preferred securities with similar terms.

Natural gas and oil and interest rate swaps and futures - estimated amounts that MCN would receive or pay to terminate the swap agreements and futures, taking into account current gas and oil prices, interest rates and the creditworthiness of the counterparties.

Guaranties (Note 8a) - estimated cost to terminate the southern Missouri project guaranty is immaterial. Management is unable to practicably estimate the fair value of the Harbortown and Genix guaranties due to the nature of the transactions.

The fair value estimates presented herein are based on information available to management as of December 31, 1997 and 1996. Management is not aware of any subsequent factors that would significantly affect the estimated fair value amounts.

14. SUMMARY OF INCOME TAXES

MCN files a consolidated federal income tax return. The income tax provisions or benefits of MCN's subsidiaries are determined on an individual company basis. The subsidiaries record income tax payable or receivable from MCN resulting from the inclusion of its taxable income or loss in MCN's consolidated tax return.

(in Thousands)                                1997            1996               1995
                                        ---------------------------------------------
Effective Federal
   Income Tax Rate                            25.8%           23.4%              27.6%
                                        ---------------------------------------------
Income Taxes Consist of:
   Current provision                    $   23,166      $      603       $     (4,600)
   Deferred provision, net                  48,628          53,528             53,087
   Gas production tax credits              (17,797)        (15,878)           (11,271)
   Investment tax credits                   (1,873)         (1,878)            (1,886)
                                        ---------------------------------------------
                                        $   52,124      $   36,375       $     35,330
                                        ---------------------------------------------
Reconciliation Between
   Statutory and Actual
   Income Taxes:
Statutory Federal Income
   Taxes at a Rate of 35%               $   68,051      $   52,130       $     44,975
Adjustments to Federal
   Tax Expense:
   Book over tax depreciation                5,301           6,367              7,365
   Adjustments to taxes provided
      in prior periods                        (162)         (3,369)            (1,337)
   Investment tax credits                   (1,873)         (1,878)            (1,886)
   Gas production tax credits              (17,797)        (15,878)           (11,271)
   Other, net                               (1,396)           (997)            (2,516)
                                        ---------------------------------------------
Total Income Taxes                      $   52,124      $   36,375       $     35,330
                                        ---------------------------------------------

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

(in Thousands)                                        1997            1996
                                                --------------------------
Deferred Tax Assets:
   Alternative minimum tax credit carryforward  $   60,121      $   34,711
   Vacation and other benefits                      20,846          21,716
   Uncollectibles                                    4,771           6,359
   Other                                            11,985          14,035
                                                --------------------------
                                                    97,723          76,821
                                                --------------------------
Deferred Tax Liabilities:
   Depreciation and other property-
      related basis differences, net               200,216         175,213
   Pensions                                         24,027          13,192
   Property taxes                                   12,931          11,178
   Postretirement benefit                            2,768           9,186
   Gas cost recovery undercollection                 4,502           8,455
   Other                                            18,432          24,130
                                                --------------------------
                                                   262,876         241,354
                                                --------------------------
Net Deferred Tax Liability                         165,153         164,533
Less: Net Deferred Tax Liability-Current            11,994          14,695
                                                --------------------------
Net Deferred Tax Liability-Noncurrent           $  153,159      $  149,838
                                                --------------------------

15. SUPPLEMENTARY INFORMATION FOR GAS AND OIL PRODUCING ACTIVITIES (UNAUDITED)

The following information was prepared in accordance with SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" and related SEC accounting rules.

CAPITALIZED COSTS

(in Thousands)                                        1997            1996
                                                --------------------------
Proved Properties                               $1,033,492      $  771,817
Unproved Properties                                265,809         210,084
                                                --------------------------
                                                 1,299,301         981,901
Accumulated Depreciation,
   Depletion and Amortization                      150,015          79,426
                                                --------------------------
Net Capitalized Costs                           $1,149,286      $  902,475
                                                --------------------------

CAPITALIZED COSTS EXCLUDED FROM AMORTIZATION

Unproved properties held by MCN are excluded from amortization until they have been evaluated. A summary of costs excluded from amortization at December 31, 1997, and the year in which they were incurred, follows:

                                               Year Costs Incurred
                              ------------------------------------
                                                            1995 &
(in Thousands)         Total        1997         1996        Prior
                  ------------------------------------------------
Acquisition       $  147,903  $   48,077   $   85,527   $   14,299
Exploration          117,906      90,057       24,987        2,862
                  ------------------------------------------------
                  $  265,809  $  138,134   $  110,514   $   17,161
                  ------------------------------------------------

The acquisition amount includes all costs incurred to purchase or lease property with unproved reserves.

Notes to Consolidated Financial Statements

COSTS INCURRED

Year Ended December 31 - (in Thousands)       1997            1996             1995
                                        -------------------------------------------
Acquisition:
   Proved properties                    $   35,695      $   60,340      $   114,956
   Unproved properties                      66,721         136,142           46,984
                                        -------------------------------------------
                                           102,416         196,482          161,940
Exploration                                143,580          65,160           39,106
Development                                129,001         120,569           98,099
                                        -------------------------------------------
                                        $  374,997      $  382,211      $   299,145
                                        -------------------------------------------

RESULTS OF OPERATIONS

(in Thousands)                                1997            1996             1995
                                        -------------------------------------------
Operating Revenues:
   Unaffiliated customers               $  144,041      $   94,615      $    32,089
   Affiliated customers                     71,787          43,326           37,091
                                        -------------------------------------------
                                           215,828         137,941           69,180
                                        -------------------------------------------
Production Costs                            68,364          48,255           18,447
Depreciation, Depletion
   and Amortization                         73,910          44,469           22,518
                                        -------------------------------------------
                                           142,274          92,724           40,965
                                        -------------------------------------------
Income Before Income Taxes                  73,554          45,217           28,215
                                        -------------------------------------------
Income Taxes:
   Income tax provision                     26,997          16,438            9,805
   Gas production tax credits              (17,797)        (15,878)         (11,271)
                                        -------------------------------------------
                                             9,200             560           (1,466)
                                        -------------------------------------------
Results of Operations,
   Excluding Corporate
   and Interest Costs                   $   64,354      $   44,657      $    29,681
                                        -------------------------------------------

RESERVE QUANTITY INFORMATION

MCN's proved reserves are located in the United States. The estimated quantities of proved reserves disclosed below are based upon estimates by MCN's independent petroleum engineers.

                                                   1997                         1996
                                ----------------------------------------------------
                                      Gas           Oil            Gas           Oil
                                   (MMcf)        (Mbbl)         (MMcf)        (Mbbl)
                                ----------------------------------------------------
Proved Developed and
   Undeveloped Reserves:
   Beginning of year            1,137,729        17,214        858,381         4,685
      Revisions of previous
         estimates                (30,260)         (430)         3,274           304
      Extensions and
         discoveries              165,283         4,435        204,277         1,985
      Production                  (78,218)       (3,346)       (57,203)       (1,086)
      Sales of minerals
         in place                 (51,465)       (1,019)             -             -
      Purchases of minerals
         in place                  23,105         8,989        129,000        11,326
                                ----------------------------------------------------
   End of year                  1,166,174        25,843      1,137,729        17,214
                                ----------------------------------------------------
Proved Developed
   Reserves:
      Beginning of year           688,995         9,554        563,395         3,349
      End of year                 590,299        12,601        688,995         9,554

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

The following presentation of the standardized measure of discounted future net cash flows is intended to be neither a measure of the fair market value of MCN's gas and oil properties, nor an estimate of the present value of actual future cash flows to be obtained as a result of their development and production. It is based upon subjective estimates of proved reserves only and attributes no value to categories of reserves other than proved reserves, such as probable or possible reserves, or to unproved acreage. Furthermore, as it is based on year end prices and costs adjusted only for existing contractual arrangements (Note
12) and assumes an arbitrary annual discount rate of 10%, it does not reflect the impact of future price and cost changes. Future income tax expenses were computed by applying statutory tax rates, adjusted for permanent differences and tax credits, to estimated future pre-tax net cash flows.

The standardized measure is intended to provide a better means for comparing the value of MCN's proved reserves at a given time with those of other gas and oil producing companies than is provided by a simple comparison of raw proved reserve quantities.

(in Thousands)                                1997            1996             1995
                                        -------------------------------------------
Future Revenues                         $3,121,124      $3,867,785       $2,143,506
Future Production Costs                  1,155,734       1,322,108          860,134
Future Development Costs                   328,739         340,190          199,284
                                        -------------------------------------------
Future Net Cash Flows
   Before Income Taxes                   1,636,651       2,205,487        1,084,088
Discount to Present
   Value at 10%                            812,605       1,139,507          536,405
                                        -------------------------------------------
Present Value of Future
   Net Cash Flows
   Before Income Taxes                     824,046       1,065,980          547,683
Future Income Taxes
   Discounted at 10%                       105,371         226,913           88,954
Future Tax Credits
   Discounted at 10%                       (50,889)        (62,207)         (63,178)
                                        -------------------------------------------
Standardized Measure of Discounted
   Future Net Cash Flows                $  769,564      $  901,274       $  521,907
                                        -------------------------------------------

The principal sources of change in the standardized measure of discounted future net cash flows were as follows:

(in Thousands)                                1997            1996             1995
                                        -------------------------------------------
Beginning of Year                       $  901,274      $  521,907      $   311,065
   Net changes in sales prices
      and production costs                (261,154)        126,526          (55,262)
   Net change due to revisions
      in quantity estimates                (26,015)          5,061          (21,294)
   Extensions, discoveries, additions
      and improved recovery, net
      of related costs                     153,291         200,026          145,184
   Development costs incurred,
      previously estimated                 103,201          86,810           75,537
   Changes in estimated
      future development costs            (120,219)        (81,069)         (50,757)
   Sales, net of production costs         (147,464)        (89,686)         (50,733)
   Net change in future
      income taxes                         116,366         (85,616)          (6,381)
   Federal tax credits generated           (17,797)        (15,878)         (11,271)
   Sales of reserves in place              (83,985)              -                -
   Purchases of reserves in place           48,685         193,550          160,497
   Accretion of discount and other         103,381          39,643           25,322
                                        -------------------------------------------
End of Year                             $  769,564      $  901,274      $   521,907
                                        -------------------------------------------

16. SEGMENT INFORMATION

The business segments of MCN are defined as follows:
a) Diversified Energy - E&P, Pipelines & Processing, Energy Marketing, Gas Storage & Electric Power; b) Gas Distribution - natural gas distribution and transmission operations; c) Corporate & Other - corporate and other services.

                                                  Diversified Energy
                               -------------------------------------                            Intercompany
                                             Gas           Corporate                 Gas        Eliminations        Consolidated
(in Thousands)                          Services             & Other        Distribution         & Other(1)                Total
                               -------------------------------------------------------------------------------------------------
1997
OPERATING REVENUES             $         951,269   $              -    $       1,271,286   $        (14,688)   $       2,207,867
OPERATING INCOME (LOSS)                   63,966             (4,433)             176,820                  -              236,353
OPERATING AND JOINT
   VENTURE INCOME (LOSS)                 116,952             (4,294)             179,354                  -              292,012
DEPRECIATION, DEPLETION AND
   AMORTIZATION                           75,955              1,220              104,437                  -              181,612
IDENTIFIABLE ASSETS                    2,135,085             97,819            2,167,637            (71,080)           4,329,461
CAPITAL EXPENDITURES                     399,974              4,951              157,732                  -              562,657
CAPITAL INVESTMENTS                      793,856              5,425              160,329                  -              959,610
--------------------------------------------------------------------------------------------------------------------------------
1996
Operating Revenues             $         734,441   $              -    $       1,276,254   $        (13,427)   $       1,997,268
Operating Income (Loss)                   43,333             (2,524)             170,484                  -              211,293
Operating and Joint
   Venture Income (Loss)                  57,921               (499)             171,738                  -              229,160
Depreciation, Depletion and
   Amortization                           46,238                938               98,814                  -              145,990
Identifiable Assets                    1,528,338             40,714            2,086,325            (21,973)           3,633,404
Capital Expenditures                     392,275              2,987              215,318              6,508              617,088
Capital Investments                      560,850              2,997              220,393              6,508              790,748
--------------------------------------------------------------------------------------------------------------------------------
1995
Operating Revenues             $         400,027   $              -    $       1,107,646   $        (12,441)   $       1,495,232
Operating Income (Loss)                   24,619             (2,709)             166,319                  -              188,229
Operating and Joint
   Venture Income (Loss)                  28,561             (2,747)             167,660                  -              193,474
Depreciation, Depletion and
   Amortization                           22,502                769               91,314                  -              114,585
Identifiable Assets                      925,141             21,775            1,893,888             57,836            2,898,640
Capital Expenditures                     284,703              6,795              241,567              9,380              542,445
Capital Investments                      420,277              7,100              252,081              9,380              688,838
--------------------------------------------------------------------------------------------------------------------------------

(1) Intercompany eliminations primarily reflect revenues and receivables related to gas sales and transportation agreements between Gas Distribution and Gas Services. Other represents MCN's discontinued computer operations (Note 2h).

17. CONSOLIDATING FINANCIAL STATEMENTS

Debt securities issued by MCNIC are subject to a support agreement between MCN and MCNIC, under which MCN has committed to make payments of interest and principal on MCNIC's securities in the event of failure to pay by MCNIC. Restrictions in the support agreement prohibit recourse on the part of MCNIC's investors against the stock and assets of MichCon. Under the terms of the support agreement, the assets of MCN, other than MichCon, and the cash dividends paid to MCN by any of its subsidiaries are available as recourse to holders of MCNIC's securities. The carrying value of MCN's assets on an unconsolidated basis, primarily investments in its subsidiaries other than MichCon, are $1,093,125,000 at December 31, 1997.

The following MCN consolidating financial statements are presented and include separately MCNIC, MichCon and MCN and other subsidiaries. MCN has determined that separate financial statements and other disclosures concerning MCNIC are not material to investors. The other MCN subsidiaries represent Citizens Gas Fuel Company, MCN Michigan Limited Partnership, MCN Financing I, MCN Financing III, MCN Financing V, MCN Financing VI and Blue Lake Holdings, Inc. until December 31, 1997.

Notes to Consolidated Financial Statements

CONSOLIDATING STATEMENT OF FINANCIAL POSITION


                                                                                            DECEMBER 31, 1997
                                                                    -----------------------------------------
                                                                             MCN
                                                                       and Other
(in Thousands)                                                      Subsidiaries      MCNIC         MichCon
                                                                    -----------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents, at cost                                $        23    $    25,119   $    14,353
   Accounts receivable                                                    15,525        240,867       210,677
      Less-Allowance for doubtful accounts                                    75            621        15,015
                                                                    -----------------------------------------
   Accounts receivable, net                                               15,450        240,246       195,662
   Accrued unbilled revenue                                                1,114           --          91,896
   Gas in inventory                                                         --           16,576        40,201
   Property taxes assessed applicable to future periods                      217          2,835        64,827
   Accrued gas cost recovery revenues                                       --             --          12,862
   Other                                                                   3,745         17,612        33,361
                                                                    -----------------------------------------
                                                                          20,549        302,388       453,162
                                                                    -----------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
   Investments in debt and equity securities                                --           62,060        35,110
   Deferred swap losses and receivables                                     --           51,023          --
   Deferred postretirement benefit costs                                     651           --            --
   Deferred environmental costs                                            2,535           --          27,699
   Prepaid benefit costs                                                  (3,418)          --          85,790
   Other                                                                   7,610         34,287        46,972
                                                                    -----------------------------------------
                                                                           7,378        147,370       195,571
                                                                    -----------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT VENTURES AND SUBSIDIARIES         1,641,421        528,492        19,643
                                                                    -----------------------------------------

PROPERTY, PLANT AND EQUIPMENT, at cost                                    37,918      1,358,504     2,790,352
   Less-Accumulated depreciation and depletion                            12,951        152,707     1,322,392
                                                                    -----------------------------------------
                                                                          24,967      1,205,797     1,467,960
                                                                    -----------------------------------------
                                                                     $ 1,694,315    $ 2,184,047   $ 2,136,336
                                                                    -----------------------------------------

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
   Accounts payable                                                  $     4,385    $   238,952   $   130,267
   Notes payable                                                            --          163,113       241,691
   Current portion of long-term debt and capital lease obligations           365          1,557        34,956
   Federal income, property and other taxes payable                          401         12,681        78,630
   Customer deposits                                                          19           --          16,363
   Other                                                                  13,599         29,198        67,780
                                                                    -----------------------------------------
                                                                          18,769        445,501       569,687
                                                                    -----------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
   Accumulated deferred income taxes                                      (4,642)        73,874        83,905
   Unamortized investment tax credit                                         301           --          32,745
   Tax benefits amortizable to customers                                     443           --         122,922
   Deferred swap gains and payables                                         --           41,717          --
   Accrued environmental costs                                             3,000           --          32,000
   Minority interest                                                        --            1,905        17,283
   Other                                                                  10,792         16,586        44,663
                                                                    -----------------------------------------
                                                                           9,894        134,082       333,518
                                                                    -----------------------------------------
CAPITALIZATION
   Long-term debt, including capital lease obligations                      --          595,457       617,107
   Redeemable preferred securities of subsidiaries                       505,104           --            --
   Common shareholders' equity                                         1,160,548      1,009,007       616,024
                                                                    -----------------------------------------
                                                                       1,665,652      1,604,464     1,233,131
                                                                    -----------------------------------------
                                                                     $ 1,694,315    $ 2,184,047   $ 2,136,336
                                                                    -----------------------------------------



                                                                             DECEMBER 31, 1997
                                                                    ---------------------------
                                                                    Eliminations
                                                                            and    Consolidated
                                                                       Reclasses          Total
                                                                    ---------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents, at cost                                 $        -    $    39,495
   Accounts receivable                                                   (46,910)       420,159
      Less-Allowance for doubtful accounts                                  --           15,711
                                                                    ---------------------------
   Accounts receivable, net                                              (46,910)       404,448
   Accrued unbilled revenue                                                 --           93,010
   Gas in inventory                                                         --           56,777
   Property taxes assessed applicable to future periods                     --           67,879
   Accrued gas cost recovery revenues                                       --           12,862
   Other                                                                    (629)        54,089
                                                                    ---------------------------
                                                                         (47,539)       728,560
                                                                    ---------------------------
DEFERRED CHARGES AND OTHER ASSETS
   Investments in debt and equity securities                                 351         97,521
   Deferred swap losses and receivables                                     --           51,023
   Deferred postretirement benefit costs                                    --              651
   Deferred environmental costs                                             --           30,234
   Prepaid benefit costs                                                  (2,130)        80,242
   Other                                                                  (3,339)        85,530
                                                                    ---------------------------
                                                                          (5,118)       345,201
                                                                    ---------------------------

INVESTMENTS IN AND ADVANCES TO JOINT VENTURES AND SUBSIDIARIES        (1,632,580)       556,976
                                                                    ---------------------------

PROPERTY, PLANT AND EQUIPMENT, at cost                                        -       4,186,774
   Less-Accumulated depreciation and depletion                                -       1,488,050
                                                                    ---------------------------
                                                                              -       2,698,724
                                                                    ---------------------------
                                                                     $(1,685,237)   $ 4,329,461
                                                                    ===========================

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
   Accounts payable                                                  $   (46,848)   $   326,756
   Notes payable                                                          (3,078)       401,726
   Current portion of long-term debt and capital lease obligations          --           36,878
   Federal income, property and other taxes payable                         --           91,712
   Customer deposits                                                        --           16,382
   Other                                                                    (630)       109,947
                                                                    ---------------------------
                                                                         (50,556)       983,401
                                                                    ---------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
   Accumulated deferred income taxes                                          22        153,159
   Unamortized investment tax credit                                        --           33,046
   Tax benefits amortizable to customers                                    --          123,365
   Deferred swap gains and payables                                         --           41,717
   Accrued environmental costs                                              --           35,000
   Minority interest                                                        --           19,188
   Other                                                                  (2,152)        69,889
                                                                    ---------------------------
                                                                          (2,130)       475,364
                                                                    ---------------------------
CAPITALIZATION
   Long-term debt, including capital lease obligations                      --        1,212,564
   Redeemable preferred securities of subsidiaries                          --          505,104
   Common shareholders' equity                                        (1,632,551)     1,153,028
                                                                    ---------------------------
                                                                      (1,632,551)     2,870,696
                                                                    ---------------------------
                                                                     $(1,685,237)   $ 4,329,461
                                                                    ===========================



CONSOLIDATING STATEMENT OF FINANCIAL POSITION                                                                    DECEMBER 31, 1996
                                                                 -----------------------------------------------------------------
                                                                           MCN                          Eliminations
                                                                     and Other                                   and  Consolidated
                                                                  Subsidiaries      MCNIC    MichCon       Reclasses         Total
                                                                 -----------------------------------------------------------------
(in Thousands)
ASSETS
CURRENT ASSETS
 Cash and cash equivalents, at cost                              $       844   $   19,608  $   10,010    $       -     $   30,462
 Accounts receivable                                                  19,824      198,777     187,143      (24,661)       381,083
  Less -Allowance for doubtful accounts                                   70          710      17,707            -         18,487
                                                                 -----------------------------------------------------------------
 Accounts receivable, net                                             19,754      198,067     169,436      (24,661)       362,596
 Accrued unbilled revenue                                              1,132            -     107,377            -        108,509
 Gas in inventory                                                          -       11,251      67,910            -         79,161
 Property taxes assessed applicable to future periods                    195        2,179      60,592            -         62,966
 Accrued gas cost recovery revenues                                        -            -      27,672            -         27,672
 Other                                                                 1,973       28,315      23,025         (451)        52,862
                                                                 -----------------------------------------------------------------
                                                                      23,898      259,420     466,022       (25,112)      724,228
                                                                 -----------------------------------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
 Investment in debt and equity securities                                  -       14,803      20,780           (1)        35,582
 Deferred swap losses and receivables                                      -       65,051           -            -         65,051
 Deferred postretirement benefit costs                                   696            -       4,863            -          5,559
 Deferred environmental costs                                          3,000            -      28,233            -         31,233
 Prepaid benefit costs                                                     -            -      64,307       (5,059)        59,248
 Other                                                                 4,204       30,301      29,426          828         64,759
                                                                 -----------------------------------------------------------------
                                                                       7,900      110,155     147,609       (4,232)       261,432
                                                                 -----------------------------------------------------------------

Investments in and Advances to Joint Ventures and Subsidiaries       954,479      236,057      19,479     (944,627)       265,388
                                                                 -----------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, at cost                                31,967    1,017,296   2,668,294            -      3,717,557
 Less-Accumulated depreciation and depletion                          10,983       81,158   1,243,060            -      1,335,201
                                                                 -----------------------------------------------------------------
                                                                      20,984      936,138   1,425,234            -      2,382,356
                                                                 -----------------------------------------------------------------
                                                                 $ 1,007,261   $1,541,770  $2,058,344    $(973,971)    $3,633,404
                                                                 -----------------------------------------------------------------
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
 Accounts payable                                                $     5,745    $ 205,073  $  130,725    $ (23,621)    $  317,922
 Notes payable                                                             -       71,000     265,126            -        336,126
 Current portion of long-term debt and capital lease obligations          55       31,460      53,232            -         84,747
 Federal income, property and other taxes payable                        280       12,578      84,788            -         97,646
 Customer deposits                                                        21            -      12,860            -         12,881
 Other                                                                 9,315       25,701      63,309         (452)        97,873
                                                                 -----------------------------------------------------------------
                                                                      15,416      345,812     610,040      (24,073)       947,195
                                                                 -----------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                    (1,625)      74,940      76,523            -        149,838
 Unamortized investment tax credit                                       331            -      34,588            -         34,919
 Tax benefits amortizable to customers                                   183            -     116,313            -        116,496
 Deferred swap gains and payables                                          -       48,365           -            -         48,365
 Accrued environmental costs                                           3,000            -      32,000            -         35,000
 Minority interest                                                         -          306      17,604            1         17,911
 Other                                                                15,902       18,466      43,954       (5,059)        73,263
                                                                 -----------------------------------------------------------------
                                                                      17,791      142,077     320,982       (5,058)       475,792
                                                                 -----------------------------------------------------------------
CAPITALIZATION
 Long-term debt, including capital lease obligations                     365      701,357     550,318            -      1,252,040
 Redeemable preferred securities of subsidiaries                     173,809            -           -            -        173,809
 Common shareholders' equity                                         799,880      352,524     577,004     (944,840)       784,568
                                                                 -----------------------------------------------------------------
                                                                     974,054    1,053,881   1,127,322     (944,840)     2,210,417
                                                                 -----------------------------------------------------------------
                                                                 $ 1,007,261   $1,541,770  $2,058,344    $(973,971)    $3,633,404
                                                                 -----------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                           TWELVE MONTHS ENDED DECEMBER 31, 1997
CONSOLIDATING STATEMENTS OF INCOME                        ----------------------------------------------------------------------

                                                                    MCN                               Eliminations
                                                              and Other                                        and  Consolidated
(in Thousands)                                             Subsidiaries      MCNIC         MichCon       Reclasses         Total
                                                          ----------------------------------------------------------------------
Operating Revenues                                        $    17,607    $   951,269    $ 1,253,679   $    (14,688)   $ 2,207,867
                                                          -----------------------------------------------------------------------

Operating Expenses
 Cost of gas                                                    9,749        689,182        632,229        (10,090)     1,321,070
 Operation and maintenance                                      2,281        113,018        282,640         (4,598)       393,341
 Depreciation, depletion and amortization                       2,279         75,630        103,703              -        181,612
 Property and other taxes                                       1,679         13,068         60,744              -         75,491
                                                          -----------------------------------------------------------------------
                                                               15,988        890,898      1,079,316        (14,688)     1,971,514
                                                          -----------------------------------------------------------------------
Operating Income                                                1,619         60,371        174,363              -        236,353
                                                          -----------------------------------------------------------------------
Equity in Earnings of Joint Ventures and Subsidiaries         144,834         52,356          1,199       (142,730)        55,659
                                                          -----------------------------------------------------------------------
Other Income and (Deductions)
 Interest income                                               32,857          6,378          4,659        (32,728)        11,166
 Interest on long-term debt                                       408        (30,052)       (45,526)             -        (75,170)
 Other interest expense                                        (1,253)       (34,382)        (8,664)        33,016        (11,283)
 Dividends on preferred securities of subsidiaries                  -              -              -        (31,090)       (31,090)
 Gains related to DIGP                                              -          2,398              -              -          2,398
 Other                                                             74          7,669         (1,346)             -          6,397
                                                          -----------------------------------------------------------------------
                                                               32,086        (47,989)       (50,877)       (30,802)       (97,582)
                                                          -----------------------------------------------------------------------
Income Before Income Taxes                                    178,539         64,738        124,685       (173,532)       194,430
Income Tax Provision                                            2,573          3,886         45,665              -         52,124
                                                          -----------------------------------------------------------------------
Net Income                                                    175,966         60,852         79,020       (173,532)       142,306
Dividends on Preferred Securities                              31,090              -              -        (31,090)             -
                                                          -----------------------------------------------------------------------
Net Income Available for Common Stock                     $   144,876    $    60,852    $    79,020    $ (142,442) $      142,306
                                                          =======================================================================


(in Thousands)                                                                              TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                          -----------------------------------------------------------------------
Operating Revenues                                        $    17,469    $   734,441    $ 1,258,785    $   (13,427)   $ 1,997,268
                                                          -----------------------------------------------------------------------
Operating Expenses
 Cost of gas                                                    9,655        557,340        636,594        (10,011)     1,193,578
 Operation and maintenance                                        785         80,330        294,281         (3,416)       371,980
 Depreciation, depletion and amortization                       1,940         45,903         98,147              -        145,990
 Property and other taxes                                       2,134         10,531         61,762              -         74,427
                                                          -----------------------------------------------------------------------
                                                               14,514        694,104      1,090,784        (13,427)     1,785,975
                                                          -----------------------------------------------------------------------
Operating Income                                                2,955         40,337        168,001              -        211,293
                                                          -----------------------------------------------------------------------
Equity in Earnings of Joint Ventures and Subsidiaries         152,368         15,915            886       (151,302)        17,867
                                                          -----------------------------------------------------------------------
Other Income and (Deductions)
 Interest income                                               12,675          3,220          3,900        (12,561)         7,234
 Interest on long-term debt                                       114        (25,928)       (40,703)             -        (66,517)
 Other interest expense                                        (1,218)       (14,595)        (8,012)        12,561        (11,264)
 Dividends on preferred securities of subsidiaries                  -              -              -        (12,374)       (12,374)
 Gains related to DIGP                                              -          6,384              -              -          6,384
 Other                                                            190         (1,125)        (2,744)             -         (3,679)
                                                          -----------------------------------------------------------------------
                                                               11,761        (32,044)       (47,559)       (12,374)       (80,216)
                                                          -----------------------------------------------------------------------
Income From Continuing Operations
 Before Income Taxes                                          167,084         24,208        121,328       (163,676)       148,944
Income Tax Provision (Benefit)                                  1,814         (6,925)        41,486              -         36,375
                                                          -----------------------------------------------------------------------
Income From Continuing Operations                             165,270         31,133         79,842       (163,676)       112,569
                                                          -----------------------------------------------------------------------
Discontinued Operations, Net of Taxes
 Income from operations                                             -          1,595              -              -          1,595
 Gain on sale                                                       -         36,176              -              -         36,176
                                                          -----------------------------------------------------------------------
                                                                    -         37,771              -              -         37,771
                                                          -----------------------------------------------------------------------
Net Income                                                    165,270         68,904         79,842       (163,676)       150,340
Dividends on Preferred Securities                              12,356              -             18        (12,374)             -
                                                          -----------------------------------------------------------------------
Net Income Available for Common Stock                     $   152,914    $    68,904    $    79,824    $  (151,302)   $   150,340
                                                          -----------------------------------------------------------------------




CONSOLIDATING STATEMENT OF INCOME                                                           TWELVE MONTHS ENDED DECEMBER 31, 1995
                                                          ------------------------------------------------------------------------
                                                                     MCN                                             Eliminations
                                                               and Other                                       and   Consolidated
                                                            Subsidiaries      MCNIC        MichCon       Reclasses          Total
(in Thousands)                                            ------------------------------------------------------------------------
Operating Revenues                                         $    15,162    $   411,699    $ 1,080,813    $   (12,442)   $ 1,495,232
                                                          ------------------------------------------------------------------------
Operating Expenses
 Cost of gas                                                     7,451        302,273        483,962         (7,493)       786,193
 Operation and maintenance                                       4,027         49,019        294,424         (4,949)       342,521
 Depreciation, depletion and amortization                        1,671         23,786         89,128              -        114,585
 Property and other taxes                                        1,330          5,362         57,012              -         63,704
                                                          ------------------------------------------------------------------------
                                                                14,479        380,440        924,526        (12,442)     1,307,003
                                                          ------------------------------------------------------------------------
Operating Income                                                   683         31,259        156,287              -        188,229
                                                          ------------------------------------------------------------------------
Equity in Earnings of Joint Ventures and Subsidiaries           98,751          3,300            739        (97,545)         5,245
                                                          ------------------------------------------------------------------------
Other Income and (Deductions)
 Interest income                                                 9,685          3,551          3,983         (9,478)         7,741
 Interest on long-term debt                                        (76)        (9,730)       (35,047)             -        (44,853)
 Other interest expense                                            (53)       (14,421)        (7,053)         9,478        (12,049)
 Dividends on preferred securities of subsidiaries                   -              -              -         (9,610)        (9,610)
 Gains related to DIGP                                               -              -              -              -              -
 Other                                                           1,483         (1,505)        (6,182)             -         (6,204)
                                                          ------------------------------------------------------------------------
                                                                11,039        (22,105)       (44,299)        (9,610)       (64,975)
                                                          ------------------------------------------------------------------------
Income From Continuing Operations
 Before Income Taxes                                           110,473         12,454        112,727       (107,155)       128,499
Income Tax Provision (Benefit)                                   2,118         (7,792)        41,004              -         35,330
                                                          ------------------------------------------------------------------------
Income From Continuing Operations                              108,355         20,246         71,723       (107,155)        93,169
Discontinued Operations, Net of Taxes                                -          3,587              -              -          3,587
                                                          ------------------------------------------------------------------------
Net Income                                                     108,355         23,833         71,723       (107,155)        96,756
Dividends on Preferred Securities                                9,375              -            235         (9,610)             -
                                                          ------------------------------------------------------------------------
Net Income Available for Common Stock                      $    98,980    $    23,833    $    71,488    $   (97,545)   $    96,756
                                                          ------------------------------------------------------------------------


CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(in Thousands)                                                                               TWELVE MONTHS ENDED DECEMBER 31, 1997
                                                          ------------------------------------------------------------------------
Net Cash Flow From Operating Activities                    $    97,490    $   148,242    $   187,263    $   (89,611)   $   343,384
                                                          ------------------------------------------------------------------------
Cash Flow From Financing Activities
 Notes payable, net                                                  -         94,513        (23,435)        (3,078)        68,000
 Capital contributions received from
  (distributions paid to) affiliates, net                       (3,985)       603,150              -       (599,165)             -
 Dividends paid                                                (72,851)             -        (40,000)        40,000        (72,851)
 Preferred securities dividends paid                           (31,090)             -              -         31,090              -
 Issuance of common stock                                      294,402              -              -              -        294,402
 Issuance of preferred securities                              326,521              -              -              -        326,521
 Issuance of long-term debt                                          -        149,190        124,051              -        273,241
 Long-term commercial paper and credit facilities, net               -       (261,822)             -              -       (261,822)
 Retirement of long-term debt and preferred securities             (55)       (32,315)       (76,854)             -       (109,224)
 Other                                                               -          4,612              -              -          4,612
                                                          ------------------------------------------------------------------------
  Net cash provided from (used for) financing activities       512,942        557,328        (16,238)      (531,153)       522,879
                                                          ------------------------------------------------------------------------
Cash Flow From Investing Activities
 Capital expenditures                                           (6,559)      (399,586)      (155,208)            (1)      (561,354)
 Acquisitions                                                        -       (166,553)             -              -       (166,553)
 Investment in debt and equity securities                            -        (48,441)       (31,375)        16,693        (63,123)
 Investment in joint ventures and subsidiaries                (604,750)      (151,360)          (304)       603,772       (152,642)
 Sale of E&P property and equipment                                  -         64,200              -              -         64,200
 Sale of investment in joint ventures                                -          3,165              -              -          3,165
 Other                                                              56         (1,484)        20,205            300         19,077
                                                          ------------------------------------------------------------------------
  Net cash used for investing activities                      (611,253)      (700,059)      (166,682)       620,764       (857,230)
                                                          ------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents              (821)         5,511          4,343              -          9,033
Cash and Cash Equivalents, January 1                               844         19,608         10,010              -         30,462
                                                          ------------------------------------------------------------------------
Cash and Cash Equivalents, December 31                     $        23    $    25,119    $    14,353     $        -    $    39,495
                                                          ========================================================================

Notes to Consolidated Financial Statements

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS                                               TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                                    ----------------------------------------------------------------
                                                                             MCN                          Eliminations
                                                                       and Other                                   and  Consolidated
(in Thousands)                                                      Subsidiaries       MCNIC      MichCon    Reclasses         Total
                                                                    ----------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                             $    38,535    $  84,678    $ 101,694    $ (26,575)   $ 198,332
                                                                    ----------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
         Notes payable, net                                                   -       19,000       68,491            -       87,491
         Capital contributions received from
           (distributions paid to) affiliates, net                       (3,069)      41,195        1,614      (39,740)           -
         Dividends paid                                                 (62,875)           -      (11,263)      11,263      (62,875)
         Preferred securities dividends paid                            (12,356)           -          (54)      12,410            -
         Issuance of common stock                                        17,264            -            -            -       17,264
         Issuance of preferred securities                                77,218            -            -            -       77,218
         Issuance of long-term debt                                           -      328,895       69,645            -      398,540
         Long-term commercial paper and credit facilities, net                -      (62,835)           -            -      (62,835)
         Retirement of long-term debt and preferred securities              (55)      (1,701)      (6,384)           1       (8,139)
         Other                                                           (6,249)           -            -            -       (6,249)
                                                                    ---------------------------------------------------------------
           Net cash provided from financing activities                    9,878      324,554      122,049      (16,066)     440,415
                                                                    ---------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
         Capital expenditures                                            (5,474)    (392,181)    (212,668)           -     (610,323)
         Acquisitions                                                         -     (133,201)           -            -     (133,201)
         Investment in debt and equity securities                             -      (11,313)     (15,590)           -      (26,903)
         Investment in joint ventures and subsidiaries                  (42,809)     (35,793)        (278)      42,663      (36,217)
         Sale of E&P property                                                 -          621            -            -          621
         Sale of Genix                                                        -      132,889            -            -      132,889
         Sale of investment in joint ventures                                 -       36,000            -            -       36,000
         Other                                                              546        2,732        6,334          (22)       9,590
                                                                    ---------------------------------------------------------------
           Net cash used for investing activities                       (47,737)    (400,246)    (222,202)      42,641     (627,544)
                                                                    ---------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                   676        8,986        1,541            -       11,203
CASH AND CASH EQUIVALENTS, JANUARY 1                                        168       10,622        8,469            -       19,259
                                                                    ---------------------------------------------------------------
CASH AND CASH EQUIVALENTS, DECEMBER 31                              $       844    $  19,608    $  10,010    $       -    $  30,462
                                                                    ---------------------------------------------------------------

(in Thousands)                                                                                TWELVE MONTHS ENDED DECEMBER 31, 1995
                                                                    ---------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                             $    29,451    $ 100,271    $ 158,227    $ (19,946)   $ 268,003
                                                                    ---------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
         Notes payable, net                                                   -      (11,349)      28,178           (1)      16,828
         Capital contributions received from
           (distributions paid to) affiliates, net                       (3,066)      54,598        7,000      (58,532)           -
         Dividends paid                                                 (58,193)           -       (6,500)       6,500      (58,193)
         Preferred securities dividends paid                             (9,375)           -         (276)       9,651            -
         Issuance of common stock                                       115,725            -            -            -      115,725
         Issuance of long-term debt                                           -       99,880       68,764          220      168,864
         Long-term commercial paper and credit facilities, net                -      142,657            -            -      142,657
         Retirement of long-term debt and preferred securities             (485)      (3,029)      (4,757)           -       (8,271)
         Other                                                             (678)      (1,406)           -            -       (2,084)
                                                                    ---------------------------------------------------------------
           Net cash provided from financing activities                   43,928      281,351       92,409      (42,162)     375,526
                                                                    ---------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
         Capital expenditures                                            (5,098)    (296,356)    (235,767)          65     (537,156)
         Acquisitions                                                         -      (83,176)           -            -      (83,176)
         Investment in debt and equity securities                             -         (243)           -            -         (243)
         Investment in joint ventures and subsidiaries                  (68,198)     (13,810)           -       61,469      (20,539)
         Sale of investment in joint ventures                                 -       10,803            -            -       10,803
         Other                                                               56        1,569       (7,705)         574       (5,506)
                                                                    ---------------------------------------------------------------
           Net cash used for investing activities                       (73,240)    (381,213)    (243,472)      62,108     (635,817)
                                                                    ---------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                   139          409        7,164            -        7,712
CASH AND CASH EQUIVALENTS, JANUARY 1                                         29       10,213        1,305            -       11,547
                                                                    ---------------------------------------------------------------
CASH AND CASH EQUIVALENTS, DECEMBER 31                              $       168    $  10,622    $   8,469    $       -    $  19,259
                                                                    ---------------------------------------------------------------

Supplementary Financial Information

SELECTED FINANCIAL DATA (UNAUDITED)
(In Thousands of Dollars-Except Per Share Amounts)                1997            1996        1995         1994         1993
                                                           -----------------------------------------------------------------
NET INCOME
  Continuing operations                                    $   142,306    $    112,569    $    93,169  $    74,598   $   70,173
  Discontinued operations                                            -          37,771          3,587        3,170        2,617
                                                           --------------------------------------------------------------------
                                                           $   142,306    $    150,340    $    96,756  $    77,768       72,790
                                                           --------------------------------------------------------------------
CASH DIVIDENDS DECLARED ON COMMON STOCK                    $    72,851    $     62,875    $    58,193  $    51,492   $   49,527
                                                           --------------------------------------------------------------------

COMMON STOCK DATA
  Basic earnings per share
    Continuing operations                                  $      1.95    $      1.68     $      1.44  $      1.26   $     1.20
    Discontinued operations                                          -            .57             .05          .05          .04
                                                           --------------------------------------------------------------------
                                                           $      1.95    $      2.25     $      1.49  $      1.31   $     1.24
                                                           --------------------------------------------------------------------

  Diluted earnings per share
    Continuing operations                                  $      1.91    $      1.67     $      1.43  $      1.25   $     1.20
    Discontinued operations                                          -            .56             .05          .05          .04
                                                           --------------------------------------------------------------------
                                                           $      1.91    $      2.23     $      1.48  $      1.30   $     1.24
                                                           --------------------------------------------------------------------

  Book value per share                                     $     14.74    $     11.66     $     10.02  $      8.56   $     7.97
  Return on average common shareholders' equity,
    excluding gain on sale of Genix                               14.7%          15.8%           16.5%        15.8%        16.1%
  Average common shares outstanding (000)
    Basic                                                       72,887         66,944          64,743       59,394       58,642
    Diluted                                                     75,435         67,521          65,144       59,481       58,642
  Actual common shares outstanding (000)                        78,232         67,304          66,370       59,788       58,993
PROPERTY, PLANT AND EQUIPMENT
  Gas Distribution                                         $ 2,813,434    $ 2,689,039     $ 2,496,711   $2,267,187   $2,154,499
  Diversified Energy                                         1,373,340      1,028,518         663,843      337,638      130,030
                                                           --------------------------------------------------------------------
                                                             4,186,774      3,717,557       3,160,554    2,604,825    2,284,529
  Less-Accumulated depreciation and depletion                1,488,050      1,335,201       1,223,808    1,112,387    1,047,941
                                                           --------------------------------------------------------------------
                                                           $ 2,698,724    $ 2,382,356     $ 1,936,746   $1,492,438   $1,236,588
                                                           --------------------------------------------------------------------

ASSETS                                                     $ 4,329,461    $ 3,633,404     $ 2,898,640   $2,240,973   $1,881,900
                                                           --------------------------------------------------------------------

CAPITAL INVESTMENTS                                        $   959,610    $   790,748     $   688,838   $  401,969   $  245,611
                                                           --------------------------------------------------------------------

CAPITALIZATION
  Long-term debt, including capital lease obligations      $ 1,212,564    $ 1,252,040     $   993,407   $  685,519    $ 494,821
  Redeemable cumulative preferred securities                   505,104        173,809          96,449       98,967        5,618
  Common shareholders' equity                                1,153,028        784,568         664,776      511,495      470,168
                                                           --------------------------------------------------------------------
                                                           $ 2,870,696    $ 2,210,417     $ 1,754,632   $1,295,981    $ 970,607
                                                           --------------------------------------------------------------------

OPERATING REVENUES
  Diversified Energy                                       $   951,269    $   734,441     $   400,027   $  346,500    $ 289,296
                                                           --------------------------------------------------------------------

  Gas Distribution
    Gas sales                                                1,080,104      1,102,957         931,940      968,998      979,918
    End user transportation                                     84,749         82,467          80,808       76,483       71,718
    Intermediate transportation                                 55,221         48,570          41,985       39,391       31,397
    Other                                                       51,212         42,260          52,913       52,098       58,431
                                                           --------------------------------------------------------------------
                                                             1,271,286      1,276,254       1,107,646    1,136,970    1,141,464
                                                           --------------------------------------------------------------------
  Less intercompany transactions                                14,668         13,427          12,441        9,837       10,006
                                                           --------------------------------------------------------------------
                                                           $ 2,207,887    $ 1,997,268     $ 1,495,232   $1,473,633  $ 1,420,754
                                                           --------------------------------------------------------------------

EFFECT OF WEATHER
  Degree days                                                    6,818          7,170           6,777        6,489        6,675
  Percent colder (warmer) than normal                               .8%           5.4%             .3%        (4.2)%       (2.2)%
  Increase (decrease) from normal in:
    Gas markets (MMcf)                                             589         10,909           1,488       (4,353)      (4,328)
    Net income (loss)                                      $       467        $ 9,886         $ 1,415       (3,984)      (3,696)
    Basic earnings (loss) per share                        $       .01     $      .15     $       .02   $     (.07) $      (.06)
                                                           -----------
EMPLOYEES
    Diversified Energy                                             289            243             219          190          176
    Gas Distribution                                             2,920          3,117           3,183        3,328        3,420

Supplementary Financial Information



SELECTED FINANCIAL DATA (UNAUDITED)
                                                                 1997           1996           1995           1994           1993
                                                              ---------------------------------------------------------------------
OPERATING STATISTICS
   Diversified Energy:
      Exploration & Production:
         Gas production (MMcf)                                   78,218         57,202         31,420          16,513         2,307
         Oil production (Mbbl)                                    3,346          1,086            388              85            --
         Gas and oil production (MMcf Equivalent)                98,294         63,718         33,748          17,023         2,307
      Pipelines & Processing(1):
         Gas processed (MMcf)                                    42,761         44,223         14,588           1,942            --
         Methanol produced (Thousand Gallons)                    60,810         10,545             --              --            --
         Transportation (MMcf)                                  115,975         86,391          4,994           1,194           294
      Energy Marketing, Gas Storage and Electric Power(1):
         Gas sales (MMcf)                                       343,719        218,952        170,668         142,352       122,782
         Exchange gas deliveries (MMcf)                          15,109         22,586         16,462          13,301        10,016
                                                              ---------------------------------------------------------------------
                                                                358,828        241,538        187,130         155,653       132,798
                                                              ---------------------------------------------------------------------
         Electricity sales (Thousands of MW Hours)                1,843            709            272             194           191
                                                              ---------------------------------------------------------------------
   Gas Distribution (MMcf):
         Gas sales                                              209,092        220,958        209,816         204,384       205,372
         End user transportation                                145,101        146,895        145,761         140,020       128,643
         Intermediate transportation                            586,496        527,510        374,428         322,969       302,662
                                                              ---------------------------------------------------------------------
                                                                940,689        895,363        730,005         667,373       636,677
                                                              ---------------------------------------------------------------------
GAS DISTRIBUTION CUSTOMERS
         Residential                                          1,105,749      1,100,101      1,090,039       1,073,306     1,061,679
         Total                                                1,193,122      1,183,443      1,172,613       1,154,545     1,141,986


--------------------------------------------------------------------------------
QUARTERLY OPERATING RESULTS AND COMMON STOCK PRICES (UNAUDITED)
Due to the seasonal nature of MCN's Gas Distribution operations, revenues, net income and earnings per share tend to be higher in the first and fourth quarters of the calendar year. Quarterly earnings per share may not total for the years, since quarterly computations are based on weighed average common shares outstanding during each quarter. There were 22,160 and 23,431 holders of record of MCN common shares at December 31, 1997 and 1996, respectively.







1997                                                            First         Second         Third         Fourth
(In Thousands of Dollars-Except Per Share Amounts)             Quarter        Quarter       Quarter        Quarter         Year
                                                          -----------------------------------------------------------------------
Operating revenues                                           $   788,761    $   387,925  $   327,817   $   703,364   $   2,207,867
Operating income                                             $   125,866    $    27,400  $       853   $    82,234   $     236,353
Operating and joint venture income                           $   140,227    $    37,870  $    18,202   $    95,713   $     292,012
Income from continuing operations                            $    81,769    $     9,076  $     1,219   $    50,242   $     142,306
Earnings per share from continuing operations:
   Basic                                                     $      1.21    $       .13  $       .02   $       .64   $        1.95
   Diluted                                                   $      1.19    $       .13  $       .02   $       .62   $        1.91
Dividends paid per share                                     $     .2425    $     .2425  $     .2425   $     .2550   $       .9825
Average daily trading volume                                     102,659        153,859      159,057       149,650         141,765
Price per share:
   High                                                      $     32.63    $     30.81  $     33.00   $     40.50   $       40.50
   Low                                                       $     28.13    $     27.38  $     30.38   $     32.00   $       27.38
   Close                                                     $     28.13    $     30.63  $     32.00   $     40.38   $       40.38
----------------------------------------------------------------------------------------------------------------------------------
1996
Operating revenues                                           $   790,638    $   354,464  $   243,311   $   608,855   $   1,997,268
Operating income (loss)                                      $   135,707    $    13,732  $   (10,966)  $    72,820   $     211,293
Operating and joint venture income (loss)                    $   139,750    $    18,574  $    (8,063)  $    78,899   $     229,160
Net Income (loss):
   Continuing operations                                     $    79,054    $     5,207  $   (13,403)  $    41,711   $     112,569
   Discontinued operations                                         1,013         36,758           --            --          37,771
                                                             ---------------------------------------------------------------------
                                                             $    80,067    $    41,965  $   (13,403)  $    41,711   $     150,340
                                                             ---------------------------------------------------------------------
Earnings (loss) per share from continuing  operations:
   Basic                                                     $      1.19    $       .08  $      (.20)  $       .62   $        1.68
   Diluted                                                   $      1.17    $       .08  $      (.20)  $       .61   $        1.67
Dividends paid per share                                     $     .2325    $     .2325  $     .2325   $     .2425           .9400
Average daily trading volume                                      96,592         84,515       99,434        89,070          92,417
Price per share:
   High                                                      $     25.50    $     25.63  $     27.63   $     30.50   $       30.50
   Low                                                       $     21.63    $     22.75  $     22.75   $     26.63   $       21.63
   Close                                                     $     23.13    $     24.38  $     26.88   $     28.88   $       28.88

 (1)Includes MCN's share of joint ventures

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

MCN's Board of Directors, through its Audit Committee, is responsible for: (1) assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements, and (2) engaging the independent public accountants. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent public accountants, representatives of management and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each and to ensure that each is properly discharging its responsibilities.

Alfred R. Glancy III
Alfred R. Glancy III
Chairman, President and Chief Executive Officer

William K. McCrackin
William K. McCrackin
Vice Chairman and Chief Financial Officer

Harold Gardner
Harold Gardner
Vice President, Controller and Chief Accounting Officer

To the Board of Directors:

We have audited the accompanying consolidated statements of financial position of MCN Energy Group Inc. and subsidiaries (the "Corporation"), as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and capitalization for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 7b to the consolidated financial statements, in 1996 the Corporation adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Detroit, Michigan
February 12, 1998