Form 10-K405/A, Exhibit 13
period 1997-12-31
MCN ENERGY GROUP INC
filed 1998-03-12
CIK 837579

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

Consolidated Statement of Income



                                                                                1997          1996         1995
                                                                           ---------------------------------------
Year Ended December 31 (in Thousands, Except per Share Amounts)
OPERATING REVENUES
   Gas and oil sales                                                       $ 2,014,418   $ 1,827,198   $ 1,323,432
   Transportation                                                              129,953       120,019       120,494
   Other                                                                        63,496        50,051        51,306
                                                                           -----------   -----------   -----------
                                                                             2,207,867     1,997,268     1,495,232
                                                                           -----------   -----------   -----------
OPERATING EXPENSES
   Cost of Gas                                                               1,321,070     1,193,578       786,193
   Operation and Maintenance                                                   393,341       371,980       342,521
   Depreciation, depletion and amortization                                    181,612       145,990       114,585
   Property and other taxes                                                     75,491        74,427        63,704
                                                                           -----------   -----------   -----------
                                                                             1,971,514     1,785,975     1,307,003
                                                                           -----------   -----------   -----------
OPERATING INCOME                                                               236,353       211,293       188,229
                                                                           -----------   -----------   -----------
EQUITY IN EARNING of JOINT VENTURES (Note 3)                                    55,659        17,867         5,245
                                                                           -----------   -----------   -----------
OTHER INCOME AND (DEDUCTIONS)
   Interest income                                                              11,166         7,234         7,741
   Interest on long-term debt                                                  (75,170)      (66,517)      (44,853)
   Other interest expense                                                      (11,283)      (11,264)      (12,049)
   Dividends on preferred securities of subsidiaries                           (31,090)      (12,374)       (9,610)
   Gains related to DIGP (Note 2f)                                               2,398         6,384             -
   Other                                                                         6,397        (3,679)       (6,204)
                                                                           -----------   -----------   -----------
                                                                               (97,582)      (80,216)      (64,975)
                                                                           -----------   -----------   -----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                          194,430       148,944       128,499
INCOME TAX PROVISION (NOTE 14)                                                  52,124        36,375        35,330
                                                                           -----------   -----------   -----------
INCOME FROM CONTINUING OPERATIONS                                              142,306       112,569        93,169
                                                                           -----------   -----------   -----------
DISCONTINUED OPERATIONS, NET OF TAXES (Note 2h)
   Income from operations                                                            -         1,595         3,587
   Gain on sale                                                                      -        36,176             -
                                                                           -----------   -----------   -----------
                                                                                     -        37,771         3,587
                                                                           -----------   -----------   -----------
NET INCOME                                                                 $   142,306   $   150,340   $    96,756
                                                                           -----------   -----------   -----------
BASIC EARNINGS PER SHARE (Note 7d)
   Continuing operations                                                   $      1.95   $      1.68   $      1.44
                                                                           -----------   -----------   -----------
   Discontinued operations (Note 2h)
     Income from operations                                                          -           .03           .05
     Gain on sale                                                                    -           .54             -
                                                                           -----------   -----------   -----------
                                                                                     -           .57           .05
                                                                           -----------   -----------   -----------
                                                                           $      1.95    $     2.25   $      1.49
                                                                           -----------   -----------   -----------
DILUTED EARNINGS PER SHARE (Note 7d)
   Continuing Operations
   Discontinued operations (Note 2h)                                       $      1.91   $      1.67   $      1.43
                                                                           -----------   -----------   -----------
      Income from operations                                                         -           .03           .05
      Gain on sale                                                                   -           .53             -
                                                                           -----------   -----------   -----------
                                                                                     -           .56           .05
                                                                           $      1.91   $      2.23   $      1.48
                                                                           -----------   -----------   -----------
AVERAGE COMMON SHARES OUTSTANDING (Note 7a AND 7d)
   Basic                                                                        72,887        66,944        64,743
                                                                           -----------   -----------   -----------
   Diluted                                                                      75,435        67,521        65,144
                                                                           -----------   -----------   -----------
DIVIDENDS DECLARED PER SHARE                                               $     .9825   $     .9400   $     .9000
                                                                           -----------   -----------   -----------


The rules to the consolidated financial statements are an integral part of this statement.

Consolidated Statement of Financial Position


December 31, (in Thousands)                                                                           1997         1996
                                                                                                     ------       ------

ASSETS
CURRENT ASSETS
   Cash and cash equivalents, at cost (which approximates market value)                               $   39,495   $   30,462
   Accounts receivable, less allowance for doubtful accounts of $15,711 and $18,487, respectively        404,448      362,596
   Accrued unbilled revenues                                                                              93,010      108,509
   Gas in inventory (Note 4)                                                                              56,777       79,161
   Property taxes assessed applicable to future periods                                                   67,879       62,966
   Accrued gas cost recovery revenues                                                                     12,862       27,672
   Other                                                                                                  54,089       52,862
                                                                                                      ----------   ----------
                                                                                                         728,560      724,228
                                                                                                      ----------   ----------
DEFERRED CHARGES AND OTHER ASSETS
   Investments in debt and equity securities (Notes 2b and 11c)                                           97,521       35,582
   Deferred swap losses and receivables (Note 12a)                                                        51,023       65,051
   Deferred postretirement benefit costs (Note 11b)                                                          651        5,559
   Deferred environmental costs (Note 8b)                                                                 30,234       31,233
   Prepaid benefit costs (Note 11)                                                                        80,242       59,248
   Other                                                                                                  85,530       64,759
                                                                                                      ----------   ----------
                                                                                                         345,201      261,432
                                                                                                      ----------   ----------
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES (Note 3)                                                   556,976      265,388
                                                                                                      ----------   ----------
PROPERTY, PLANT AND EQUIPMENT, at cost
   Exploration & Production                                                                            1,299,301      981,901
   Pipelines & Processing                                                                                 47,037       27,895
   Gas Distribution                                                                                    2,813,434    2,689,039
   Other                                                                                                  27,002       18,722
                                                                                                      ----------   ----------
                                                                                                       4,186,774    3,717,557
   Less-Accumulated depreciation and depletion                                                         1,488,050    1,335,201
                                                                                                      ----------   ----------
                                                                                                       2,698,724    2,382,356
                                                                                                      ----------   ----------
                                                                                                      $4,329,461   $3,633,404
                                                                                                      ==========   ==========

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
   Accounts payable                                                                                   $  326,756   $  317,922
   Notes payable (Note 5)                                                                                401,726      336,126
   Current portion of long-term debt and capital lease obligations (Note 5)                               36,878       84,747
   Federal income, property and other taxes payable                                                       91,712       97,646
   Customer deposits                                                                                      16,382       12,881
   Other                                                                                                 109,947       97,873
                                                                                                      ----------   ----------
                                                                                                         983,401      947,195
                                                                                                      ----------   ----------
DEFERRED CREDITS AND OTHER LIABILITIES
   Accumulated deferred income taxes (Note 14)                                                           153,159      149,838
   Unamortized investment tax credit                                                                      33,046       34,919
   Tax benefits amortizable to customers                                                                 123,365      116,496
   Deferred swap gains and payables (Note 12a)                                                            41,717       48,365
   Accrued environmental costs (Note 8b)                                                                  35,000       35,000
   Minority interest                                                                                      19,188       17,911
   Other                                                                                                  69,889       73,263
                                                                                                      ----------   ----------
                                                                                                         475,364      475,792
                                                                                                      ----------   ----------
COMMITMENTS AND CONTINGENCIES (Notes 8 and 10)

CAPITALIZATION (see accompanying statement)
   Long-term debt, including capital lease obligations                                                 1,212,564    1,252,040
   MCN-obligated mandatorily redeemable preferred securities of subsidiaries
      holding solely debentures of MCN                                                                   505,104      173,809
   Common shareholders' equity                                                                         1,153,028      784,568
                                                                                                      ----------   ----------
                                                                                                       2,870,696    2,210,417
                                                                                                      ----------   ----------
                                                                                                      $4,329,461   $3,633,404
                                                                                                      ==========   ==========



The notes to the consolidated financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

Year Ended December 31 (in Thousands)                                   1997         1996      1995
                                                                      ----------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
  Net income                                                          $ 142,306     $150,340  $  96,756
  Adjustments to reconcile net income to net cash
    provided from operating activities
    Depreciation, depletion and amortization
      Per statement of income                                           181,612      145,990    114,585
      Charged to other accounts                                           7,728       11,026     14,318
    Deferred income taxes-current                                        (2,701)       8,061      8,927
    Deferred income taxes and investment tax
      credit, net                                                        11,660       23,892     30,284
    Gains related to DIGP and Genix, net of taxes (Notes 2f and 2h)      (1,560)     (40,326)         -

    Equity in earnings of joint ventures, net of distributions          (16,511)      (2,506)     1,777
    Other                                                                (3,896)      (3,391)     1,376
    Changes in assets and liabilities, exclusive of
      changes shown separately                                           24,746      (94,754)       (20)
                                                                      ----------------------------------
      Net cash provided from operating activities                       343,384      198,332    268,003
                                                                      ----------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net                                                     68,000       87,491     16,828
  Dividends paid                                                        (72,851)     (62,875)   (58,193)
  Issuance of common stock (Note 7a)                                    294,402       17,264    115,725
  Issuance of preferred securities (Note 6)                             326,521       77,218          -
  Issuance of long-term debt                                            273,241      398,540    168,864
  Long-term commercial paper and credit facilities, net                (261,822)     (62,835)   142,657
  Retirement of long-term debt and preferred securities                (109,224)      (8,139)    (8,271)
  Other                                                                   4,612       (6,249)    (2,084)
                                                                      ----------------------------------
      Net cash provided from financing activities                       522,879      440,415    375,526
                                                                      ----------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures                                                 (561,354)    (610,323)  (537,156)
  Acquisitions (Notes 2)                                               (166,553)    (133,201)   (83,176)
  Investment in debt and equity securities (Notes 2b and 11c)           (63,123)     (26,903)      (243)
  Investment in joint ventures                                         (152,642)     (36,217)   (20,539)
  Sale of E&P property and equipment                                     64,200          621          -
  Sale of Genix (Note 2h)                                                     -      132,889          -
  Sale of investment in joint ventures                                    3,165       36,000     10,803
  Other                                                                  19,077        9,590     (5,506)
                                                                      ----------------------------------
      Net cash used for investing activities                           (857,230)    (627,544)  (635,817)
                                                                      ----------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                 9,033       11,203      7,712
CASH AND CASH EQUIVALENTS, JANUARY 1                                     30,462       19,259     11,547
                                                                      ----------------------------------
CASH AND CASH EQUIVALENTS, DECEMBER 31                                $  39,495     $ 30,462  $  19,259
                                                                      ----------------------------------
CHANGES IN ASSETS AND LIABILITIES, EXCLUSIVE OF
  CHANGES SHOWN SEPARATELY
  Accounts receivable, net                                            $ (47,541)    $(66,183) $(103,951)
  Accrued unbilled revenues                                              15,499      (16,099)    (9,357)
  Accrued/deferred gas cost recovery revenues                            14,810      (28,250)   (18,495)
  Gas in inventory                                                       22,384       (7,398)    59,886
  Accounts payable                                                        8,834      102,711     74,537
  Federal income, property and other taxes payable                       (5,934)     (19,587)    (3,716)
  Prepaid/accrued benefit costs                                         (16,086)     (50,972)   (27,199)
  Other current assets and liabilities                                   11,522      (14,485)    (2,819)
  Deferred assets and liabilities                                        21,258        5,509     31,094
                                                                      ----------------------------------
                                                                         24,746     $(94,754) $     (20)
                                                                      ----------------------------------
SUPPLEMENTAL DISCLOSURES
  Cash paid during the year for:
    Interest, net of amounts capitalized                              $  97,659     $ 74,775  $  52,833
    Federal income taxes                                                 30,300       19,934      9,366
  Noncash investing and financing activities:
    Common stock and performance units                                $  19,188     $  6,210  $       -
    Foreign currency translation adjustment                               6,292           98        123
    Sale of investment in joint ventures                                  8,562            -          -
    Yield enhancement and contract costs                                  2,702        8,243          -
    Property purchased under capital leases                               1,303        6,765      3,809


The notes to the consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CAPITALIZATION


                                                                                    1997            1996            1995
Year Ended December 31 (in Thousands)                                           ----------------------------------------
LONG-TERM DEBT, EXCLUDING CURRENT REQUIREMENTS (Note 5)
  First mortgage bonds, interest payable semi-annually
      6-1/4% series due 1997                                                    $        -      $        -      $   50,000
      6.30% series due 1998                                                              -          20,000          20,000
      6.51% series due 1999                                                         30,000          30,000             -
      5-3/4% series due 2001                                                        60,000          60,000          60,000
      8% series due 2002                                                            70,000          70,000          70,000
      6.72% series due 2003                                                          4,150           4,150           4,150
      6.80% series due 2003                                                         15,850          15,850          15,850
      9-1/8% series due 2004                                                        55,000          55,000          55,000
      7.15% series due 2006                                                         40,000          40,000               -
      7.21% series due 2007                                                         30,000               -               -
      7.06% series due 2012                                                         40,000               -               -
      8-1/4% series due 2014                                                        80,000          80,000          80,000
      7.60% series due 2017                                                         14,990               -               -
      9-1/2% series due 2019                                                             -           5,000           5,000
      7-1/2% series due 2020                                                        29,641          29,812          30,000
      9-1/2% series due 2021                                                        40,000          40,000          40,000
      6-3/4% series due 2023                                                        17,177          17,782          18,416
      7% series due 2025                                                            40,000          40,000          40,000
      Unamortized discount                                                          (1,235)         (1,349)         (1,390)

  Medium-term notes, interest payable semi-annually
      5.84% series due 1999                                                         80,000          80,000               -
      6.82% series due 1999                                                        130,000         130,000               -
      6.03% series due 2001                                                         60,000          60,000               -
      6.89% series due 2002                                                         90,000               -               -
      6.32% series due 2003                                                         60,000          60,000               -
      7.12% series due 2004                                                         60,000               -               -
  Senior notes-7.79% series due 1997, interest
    payable semi-annually                                                                -               -          30,000
  Term loan due 2000, interest
    payable quarterly                                                              100,000         100,000         100,000
  Unsecured notes-9-3/4% series due 2000,
    interest payable semi-annually                                                       -          12,000          12,000
  Commercial paper and credit facilities                                                 -         261,822         324,657
  Project loan due 2006, interest payable
    quarterly                                                                       14,080          15,840          17,600
  Long-term capital lease obligations                                                7,702          16,625          18,532
  Other long-term debt                                                              45,209           9,508           3,592
                                                                               -------------------------------------------
                                                                                 1,212,564       1,252,040         993,407
                                                                               -------------------------------------------
REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARIES (Note 6)
MCN-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARIES
  HOLDING SOLELY DEBENTURES OF MCN, net of unamortized deferred issuance costs, $512,250,000 aggregate liquidation preference value,
    10,045,000  shares authorized and  outstanding, Series A                       505,104         173,809          96,449
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